   As filed with the Securities and Exchange Commission on September 18, 1995



                                                   Registration No. 33-61953

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                   FORM N-14


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                         PRE-EFFECTIVE AMENDMENT NO. 1                       /X/


                        POST-EFFECTIVE AMENDMENT NO.                         / /

                        (Check appropriate box or boxes)

                                 --------------

                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

               (Exact name of registrant as specified in charter)

                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292

              (Address of Principal Executive Offices) (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 214-1250

                               S. JANE ROSE, ESQ.
                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
                   AS SOON AS PRACTICABLE AFTER THE EFFECTIVE
                      DATE OF THE REGISTRATION STATEMENT.


    REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.


    NO  FILING  FEE  IS  REQUIRED  BECAUSE, PURSUANT  TO  RULE  24f-2  UNDER THE
INVESTMENT COMPANY ACT OF 1940, REGISTRANT HAS PREVIOUSLY REGISTERED AN INDEFINITE NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, PURSUANT TO A REGISTRATION STATEMENT ON FORM N-1A (FILE NO. 2-66407). PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS AND PROXY STATEMENT RELATES TO SHARES PREVIOUSLY REGISTERED ON FORM N-1A (FILE NO. 2-66407).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
          (AS REQUIRED BY RULE 481(a)UNDER THE SECURITIES ACT OF 1933)


N-14 ITEM NO.                                         PROSPECTUS/PROXY
AND CAPTION                                           STATEMENT CAPTION
----------------------------------------------------  ----------------------------------------
PART A
Item    1.  Beginning of Registration Statement and
            Outside Front Cover Page of
            Prospectus..............................  Cover Page
Item    2.  Beginning and Outside Back Cover Page of
            Prospectus..............................  Table of Contents
Item    3.  Synopsis Information and Risk Factors...  Synopsis; Principal Risk Factors
Item    4.  Information about the Transaction.......  Synopsis; The Proposed Transaction
Item    5.  Information about the Registrant........  Information about Municipals Fund
Item    6.  Information about the Company Being
            Acquired................................  Information about the Series
Item    7.  Voting Information......................  Voting Information
Item    8.  Interest of Certain Persons and
            Experts.................................  Not Applicable
Item    9.  Additional Information Required for
            Reoffering by Persons Deemed to be
            Underwriters............................  Not Applicable
PART B
                                                      STATEMENT OF ADDITIONAL
                                                      INFORMATION CAPTION
                                                      ----------------------------------------
Item   10.  Cover Page..............................  Cover Page
Item   11.  Table of Contents.......................  Cover Page
Item   12.  Additional Information about the
            Registrant..............................  Statement of Additional Information of
                                                      Prudential National Municipals Fund,
                                                      Inc. dated February 28, 1995;
                                                      Semi-Annual Report to Shareholders of
                                                      Prudential National Municipals Fund,
                                                      Inc. for the six months ended June 30,
                                                      1995.
Item   13.  Additional Information about the Company
            Being Acquired..........................  Not Applicable
Item   14.  Financial Statements....................  Statement of Additional Information of
                                                      Prudential National Municipals Fund,
                                                      Inc. dated February 28, 1995;
                                                      Semi-Annual Report to Shareholders of
                                                      Prudential National Municipals Fund,
                                                      Inc. for the six months ended June 30,
                                                      1995; Annual Reports to Shareholders of
                                                      the Arizona Series, the Georgia Series
                                                      and the Minnesota Series of Prudential
                                                      Municipal Series Fund for the fiscal
                                                      year ended August 31, 1994; Semi-Annual
                                                      Reports to Shareholders of the Arizona
                                                      Series, the Georgia Series and the
                                                      Minnesota Series of Prudential Municipal
                                                      Series Fund for the six months ended
                                                      February 28, 1995; pro forma financial
                                                      statements included in the Statement of
                                                      Additional Information of Prudential
                                                      National Municipals Fund, Inc. dated
                                                      September 18, 1995 relating to the
                                                      acquisition of assets of the Arizona
                                                      Series, the Georgia Series and the
                                                      Minnesota Series of Prudential Municipal
                                                      Series Fund in exchange for shares of
                                                      Prudential National Municipals Fund,
                                                      Inc.

PART C
       Information  required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                                PRELIMINARY COPY

                        PRUDENTIAL MUNICIPAL SERIES FUND
                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292

                                 --------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                 --------------

To our Shareholders:

    Notice is hereby given that a Special Meeting of Shareholders of each of the Arizona Series, Georgia Series and Minnesota Series (individually, a Series, and collectively, the Series) of Prudential Municipal Series Fund (Series Fund) will be held at 9:00 A.M. on October 16, 1995, at 199 Water Street, New York, N.Y. 10292, for the following purposes:

    1. To approve an Agreement and Plan of Reorganization whereby all of the assets of the Series will be transferred to Prudential National Municipals Fund, Inc. (Municipals Fund) in exchange for shares of the Municipals Fund and Municipals Fund will assume all of the liabilities, if any, of each Series.

    2. To consider and act upon any other business as may properly come before the Meeting or any adjournment thereof.

    Only shares of beneficial interest of each Series of record at the close of business on August 11, 1995, are entitled to notice of and to vote at this Meeting or any adjournment thereof.

                                          S. JANE ROSE
                                            SECRETARY


Dated: September 18, 1995


  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED SELF-ADDRESSED STAMPED ENVELOPE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN MAILING IN YOUR PROXY PROMPTLY.

                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
                                   PROSPECTUS
                                      AND
                        PRUDENTIAL MUNICIPAL SERIES FUND
                                PROXY STATEMENT
                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
                                 (800) 225-1852
                                 --------------


    Prudential Municipal Series Fund (Series Fund) is an open-end, management investment company comprised of seventeen separate series, three of which are the Arizona Series, the Georgia Series and the Minnesota Series (individually, a Series, and collectively, the Series), each of which is diversified. Prudential National Municipals Fund, Inc. (Municipals Fund) is an open-end, diversified, management investment company. Both Series Fund and Municipals Fund (collectively, the Funds) are managed by Prudential Mutual Fund Management, Inc. (PMF or the Manager) and have the same office address. The investment objective of each Series is to provide the maximum amount of income that is exempt from state (Arizona, Georgia or Minnesota, as appropriate) and federal income taxes consistent with the preservation of capital and, in conjunction therewith, each Series may invest in debt securities with the potential for capital gain. The investment objective of Municipals Fund is to seek a high level of current income exempt from federal income taxes.


    This Prospectus and Proxy Statement is being furnished to shareholders of the Series in connection with an Agreement and Plan of Reorganization (the
Plan), whereby Municipals Fund will acquire all of the assets of each Series and assume the liabilities, if any, of each Series. If the Plan is approved by a Series' shareholders, all shareholders of that Series will be issued shares of Municipals Fund in place of the shares of such Series held by them, and such Series will be terminated. Shareholders of Municipals Fund are not being asked to vote on the Plan.


    This Prospectus and Proxy Statement sets forth concisely information about Municipals Fund that prospective investors should know before investing. This Prospectus and Proxy Statement is accompanied by the Prospectus of Municipals Fund, dated February 28, 1995, which Prospectus is incorporated by reference herein, the Annual Report to Shareholders of the applicable Series for the fiscal year ended August 31, 1994 and the Semi-Annual Report to Shareholders of the applicable Series for the six-month period ended February 28, 1995. The Prospectus of each Series, dated December 30, 1994, including April 19, 1995, May 5, 1995 and August 3, 1995 Supplements thereto, and the Statement of Additional Information of Municipals Fund, dated February 28, 1995, including an August 1, 1995 Supplement thereto, have been filed with the Securities and Exchange Commission (SEC), are incorporated herein by reference and are available without charge upon written request to Prudential Mutual Fund Services, Inc., Raritan Plaza One, Edison, New Jersey 08837 or by calling the toll-free number shown above. Additional information, contained in a Statement of Additional Information, dated September 18, 1995, forming a part of Municipals Fund's Registration Statement on Form N-14, has been filed with the SEC, is incorporated herein by reference and is available without charge upon request to the address or telephone number shown above.



    This Prospectus and Proxy Statement will first be mailed to shareholders on or about September 20, 1995.


    Investors are advised to read and retain this Prospectus and Proxy Statement for future reference.
                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The date of this Prospectus and Proxy Statement is September 18, 1995.

                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
                        PRUDENTIAL MUNICIPAL SERIES FUND

                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292

                                 --------------


            PROSPECTUS AND PROXY STATEMENT DATED SEPTEMBER 18, 1995

                                 --------------

                                    SYNOPSIS

    The following synopsis is a summary of certain information contained elsewhere in this Prospectus and Proxy Statement and the Agreement and Plan of Reorganization (the Plan) and is qualified by reference to the more complete information contained herein as well as in the Prospectuses of the Arizona Series, the Georgia Series and the Minnesota Series (individually, a Series, and collectively, the Series) of Prudential Municipal Series Fund (Series Fund) and the enclosed Prospectus of Prudential National Municipals Fund, Inc. (Municipals
Fund). Shareholders should read the entire Prospectus and Proxy Statement carefully.

GENERAL


    This Proxy Statement is furnished by the Trustees of Series Fund in connection with the solicitation of Proxies for use at a Special Meeting of Shareholders of each of the Series of Series Fund (the Meeting) to be held at 9:00 A.M. on October 16, 1995 at 199 Water Street, New York, New York 10292, Series Fund's principal executive office. The purpose of the Meeting is to approve the Plan whereby all of the assets of each Series will be acquired by, and the liabilities of each Series, if any, will be assumed by, Municipals Fund and such other business as may properly come before the Meeting or any adjournment thereof. The Plan is attached to this Prospectus and Proxy Statement as Appendix B. The transactions contemplated by the Plan are set forth herein and in summary provide that Municipals Fund will acquire the assets, in exchange solely for shares of common stock of Municipals Fund, and assume the liabilities, if any, of the Series.


    Approval of the Plan with respect to a Series requires the affirmative vote of a majority of shares of such Series outstanding and entitled to vote. Shareholders vote in the aggregate by Series and not by separate class within each Series. Approval of the Plan by the shareholders of Municipals Fund is not required and the Plan is not being submitted for their approval.

THE PROPOSED REORGANIZATIONS

    The Board of Directors of Municipals Fund and the Board of Trustees of Series Fund have approved the Plan, which provides for the transfer of all of the assets of each Series in exchange solely for shares of common stock of Municipals Fund and the assumption by Municipals Fund of the liabilities, if any, of each Series. Following approval by a Series' shareholders, if obtained, and the exchange, Class A, Class B and Class C shares of Municipals Fund will be distributed to Class A, Class B and Class C shareholders, respectively, of such Series, and such Series will be terminated. The reorganizations will become effective as soon as practicable after the Meeting. Each Series' Class A, Class B and Class C shareholders will receive the number of full and fractional Class A, Class B and Class C shares of Municipals Fund equal in value (rounded to the third decimal place) to such shareholder's Class A, Class B and Class C shares of the applicable Series as of the closing date.

    For the reasons set forth below under "--Reasons for the Proposed Reorganizations" and "The Proposed Transaction--Reasons for the Reorganizations," the Board of Directors of Municipals Fund and the Trustees of Series Fund, including those Directors or Trustees who are not "interested persons" (Independent Directors or Trustees), as that term is defined in the Investment Company Act of 1940, as amended (Investment Company Act), have concluded that the reorganizations would be in the best interests of the shareholders of Municipals Fund and each Series and that the interests of shareholders of Municipals Fund and each Series will not be diluted as a result of the proposed transaction. Accordingly, the Board of Directors of Municipals Fund and the Trustees of Series Fund each recommends approval of the Plan. If approved by a majority of the shareholders of a Series, the proposed reorganization will be consummated for that Series, even if another Series' shareholders do not approve a reorganization.


REASONS FOR THE PROPOSED REORGANIZATIONS


    The Trustees of Series Fund have concluded, based on information presented by Prudential Mutual Fund Management, Inc. (PMF or the Manager), that each reorganization is in the best interests of each such Series' shareholders. There are a number of similarities between the Series and Municipals Fund that led to consideration of the Plan. The following are among the principal reasons for the proposed reorganizations:


    THE SERIES HAVE BEEN UNABLE TO ATTRACT SIGNIFICANT NEW ASSETS. The Series have been in existence for some time yet have been unable to attract significant new assets. As of June 30, 1995, assets have only grown to $57,031,088, in the case of the Arizona Series, $18,365,700 in the case of the Georgia Series and $22,488,264 in the case of the Minnesota Series, which had 1,713, 746 and 1,491 shareholders, respectively. As a result, since operations were commenced, the Series have operated with relatively high expense ratios (necessitating that their management fees be subsidized from time to time) and do not enjoy the economies of scale of Municipals Fund. The Manager believes each Series' situation is not likely to improve.

    MUNICIPALS FUND AND EACH SERIES HAVE A SIMILAR INVESTMENT OBJECTIVE. Municipals Fund and Series Fund are open-end, management investment companies and Municipals Fund and each Series are diversified. Municipals Fund and each Series invest primarily in long-term, investment grade debt securities of municipal issuers, the investment income from which is exempt from federal income taxes. Shareholders of the Series should recognize that if the reorganizations occur, their investment in Municipals Fund will be subject to state income taxes with respect to that portion of Municipals Fund's assets not invested in obligations exempt from state income taxes of Arizona, Georgia or Minnesota, as appropriate. See "--Certain Differences Between the Series and Municipals Fund" and "--Investment Objectives and Policies" below.

    Each Series and Municipals Fund are managed by PMF.

    MUNICIPALS FUND OFFERS GREATER DIVERSIFICATION OF ASSETS AND REDUCES CONCERNS RELATING TO INADEQUATE SUPPLY OF MUNICIPAL BONDS FROM SPECIFIC STATES. Because each Series must invest at least 80% of its total assets in municipal obligations of issuers located in the applicable state, and other obligations of qualifying issuers, its portfolio is more susceptible to factors adversely affecting issuers of such obligations than is a national municipal bond fund such as Municipals Fund. In addition, the Series from time to time may have difficulty obtaining suitable investments due to inadequate supply. A national municipal fund such as Municipals Fund is not so constrained as to potential purchases.


    AFTER IMPLEMENTATION OF THE PLAN, THE FORMER SHAREHOLDERS OF THE SERIES AND MUNICIPALS FUND'S SHAREHOLDERS SHOULD BENEFIT FROM REDUCED EXPENSES RESULTING FROM GREATER ECONOMIES OF SCALE. The Trustees of Series Fund and the Board of Directors of Municipals Fund believe that the reorganizations may achieve certain economies of scale that each Series alone cannot realize because of its small size, and that Municipals Fund would realize the benefits of a larger asset base in exchange for its shares of common stock. The combination of the Series and Municipals Fund would eliminate certain duplicate expenses, such as those incurred in connection with separate audits and the preparation of separate financial statements for the Series and Municipals Fund, and reduce other expenses, because their expenses would be spread across a larger asset base.

    The ratios of total expenses to average net assets for Class A, Class B and Class C shares of Municipals Fund and the Series were as follows:

                                                           FISCAL YEAR ENDED
                                                           DECEMBER 31, 1994
                                                          --------------------    SIX MONTHS ENDED
                                                                                   JUNE 30, 1995
                                                                                --------------------
                                                                                    (UNAUDITED)
MUNICIPALS FUND
  Class A...............................................            .77%                  .69%*
  Class B...............................................           1.17%                 1.08%*
  Class C...............................................           1.51%*                1.34%*

                                                           FISCAL YEAR ENDED
                                                            AUGUST 31, 1994
                                                          -------------------    SIX MONTHS ENDED
                                                                                FEBRUARY 28, 1995
                                                                               --------------------
                                                                                   (UNAUDITED)
ARIZONA SERIES
  Class A...............................................            .89%                 .95%*+
  Class B...............................................           1.29%                1.34%*+
  Class C...............................................           1.90%*               1.60%*+
GEORGIA SERIES
  Class A...............................................           1.30%                1.38%*+
  Class B...............................................           1.70%                1.78%*+
  Class C...............................................           2.05%*               2.03%*+
MINNESOTA SERIES
  Class A...............................................           1.25%                1.35%*+
  Class B...............................................           1.65%                1.75%*+
  Class C...............................................           2.15%*               2.00%*+

------------------------
* Annualized
+ Net of management fee waiver

    MUNICIPALS FUND HAS ACHIEVED A HIGHER AFTER-TAX EQUIVALENT YIELD THAN HAVE THE SERIES. The municipal obligations held by Municipals Fund have historically had a higher gross yield than the obligations in each Series' portfolio, and Municipals Fund has lower expense ratios than the Series due to its appreciably larger size, resulting in a higher after-tax equivalent yield. The following table presents the 30 day yield for each Series for the thirty-day period ended June 30, 1995 on a pre-tax basis. The table also presents the 30 day yield for Municipals Fund for the thirty-day period ended June 30, 1995 on a pre-tax basis and on an after-tax basis after giving effect to, in each case, state income taxes for the state listed.

                                  MUNICIPALS     MUNICIPALS
                   SERIES            FUND           FUND          30 DAY
                   30 DAY           30 DAY         30 DAY        AFTER-TAX
                   PRE-TAX          PRE-TAX       AFTER-TAX        YIELD
   CLASS          SEC YIELD        SEC YIELD      SEC YIELD     DIFFERENCE
   -----     -------------------  -----------  ---------------  -----------
                  Arizona Series
         A            4.34%            4.88%        4.61%*           0.27%
         B            4.06%            4.60%        4.34%*           0.28%
         C            3.82%            4.32%        4.08%*           0.26%
             Georgia Series
 A                     4.44%           4.88%          4.59    %**      0.15%
 B                     4.17%           4.60%          4.32    %**      0.15%
 C                     3.83%           4.32%          4.06    %**      0.23%
                Minnesota Series
 A                     3.83%           4.88%          4.47     ***      0.64%
 B                     3.55%           4.60%          4.21     ***      0.66%
 C                     3.29%           4.32%          3.95     ***      0.66%

------------------------
  *  After application of Arizona state tax at the rate of 5.6%
 **  After application of Georgia state tax at the rate of 6.0%
***  After application of Minnesota state tax at the rate of 8.5%

     MUNICIPALS FUND HAS OFTEN OUTPERFORMED THE SERIES. Municipals Fund has often achieved higher total returns than each Series. The following table, derived from the "Financial Highlights" of Municipals Fund and each Series, reflects their respective total returns on Class A, Class B and Class C shares for the periods indicated. "Financial Highlights" for Municipals Fund are set forth in Municipals Fund's Prospectus, which accompanies this Prospectus and Proxy Statement, and below under "Information about Municipals Fund-- Financial Information." "Financial Highlights" for each Series are set forth in such Series' Annual Report and its Prospectus, which are available without charge upon written request to Prudential Mutual Fund Services, Inc., Raritan Plaza One, Edison, New Jersey 08837 or by calling toll free (800) 225-1852.

                                                         CLASS A                                                  CLASS B
                   -----------------------------------------------------------------------------------  ----------------------------
                                                                                        JANUARY 22,       SIX MONTHS     YEAR ENDED
                     SIX MONTHS                                                           1990**             ENDED        DECEMBER
                   ENDED JUNE 30,               YEAR ENDED DECEMBER 31,                   THROUGH          JUNE 30,          31,
                        1995        -----------------------------------------------    DECEMBER 31,          1995        -----------
                     (UNAUDITED)       1994         1993        1992        1991           1990           (UNAUDITED)       1994
                   ---------------  -----------  ----------  ----------  ----------  -----------------  ---------------  -----------
National
 Municipals
 Fund*...........         8.53%         (6.04)%      12.60%       8.88%      12.94%          6.88%             8.30%         (6.39)%

                                                                                CLASS C
                                                                   ---------------------------------
                                                                     SIX MONTHS
                                                                        ENDED          AUGUST 1,
                                                                      JUNE 30,      1994*** THROUGH
                                                                        1995          DECEMBER 31,
                      1993        1992        1991        1990       (UNAUDITED)          1994
                   ----------  ----------  ----------  ----------  ---------------  ----------------
National
 Municipals
 Fund*...........      12.15%       8.50%      12.42%       5.96%         8.17%           (2.63)%

                                                        CLASS A
                   ---------------------------------------------------------------------------------            CLASS B
                                                                                       JANUARY 22,    ----------------------------
                   SIX MONTHS ENDED                                                      1990**       SIX MONTHS ENDED  YEAR ENDED
                     FEBRUARY 28,                YEAR ENDED AUGUST 31,                   THROUGH        FEBRUARY 28,    AUGUST 31,
                         1995        ----------------------------------------------    AUGUST 31,           1995        ----------
                     (UNAUDITED)        1994        1993        1992        1991          1990          (UNAUDITED)        1994
                   ----------------  ----------  ----------  ----------  ----------  ---------------  ----------------  ----------
Arizona
 Series*.........          3.26%         (.59)%      11.79%      11.23%      11.45%         2.01%             3.08%        (1.08)%
Georgia
 Series*.........          3.06         (1.58)       13.28       10.84       10.03          1.71              2.77         (1.98)
Minnesota
 Series*.........          2.16          (.87)       10.45        9.38        9.93          2.00              1.97         (1.26)

                                                                               CLASS C
                                                                   -------------------------------
                                                                      SIX MONTHS       AUGUST 1,
                                                                        ENDED           1994***
                                                                     FEBRUARY 28,       THROUGH
                                                                         1995         AUGUST 31,
                      1993        1992        1991        1990       (UNAUDITED)         1994
                   ----------  ----------  ----------  ----------  ----------------  -------------
Arizona
 Series*.........      11.42%      10.68%      11.02%       4.49%          2.96%           0.10%
Georgia
 Series*.........      12.83       10.40        9.57        4.18           2.58           (0.06)
Minnesota
 Series*.........       9.99        8.83        9.64        4.20           1.76           (0.38)

----------------------------------
  * Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestments of dividends and distributions. Total returns for periods of less than a full year are not annualized.

 ** Commencement of offering of Class A shares.

*** Commencement of offering of Class C shares.

    The proposed transaction would give Municipals Fund the opportunity to increase its assets by acquiring securities consistent with its investment objective and policies in exchange for the issuance of its shares of common stock.

    The Trustees of Series Fund have determined that approval of the Plan would be in the best interests of each Series and its shareholders for the reasons discussed above. See, also, "The Proposed Transaction-- Reasons for the Reorganizations" below.

CERTAIN DIFFERENCES BETWEEN THE SERIES AND MUNICIPALS FUND


    There are a number of differences between Municipals Fund and the Series. First, although similar, the investment objective of each is different. The Series' investment objective is to provide the maximum amount of income that is exempt from state (Arizona, Georgia or Minnesota, as appropriate) and federal income taxes as is consistent with the preservation of capital and, in conjunction therewith, each Series may invest in debt securities with the potential for capital gain. Each Series invests at least 80% of the value of its total assets in obligations of issuers located in the state after which such Series is named, or in obligations of other qualifying issuers. Investors in a Series who are residents of Arizona, Georgia or Minnesota and that have invested in such Series bearing the name of their state of residence receive income that is generally exempt from income taxation by their state of residence. In contrast, Municipals Fund's investment objective is to seek a high level of current income exempt from federal income taxes. In attempting to achieve this objective, under normal circumstances, Municipals Fund intends to invest substantially all, and in any event, at least 80% of its total assets in municipal bonds and notes. Preservation of capital is not an objective. See "Principal Risk Factors--Ratings" below. Investors in Municipals Fund who are residents of Arizona, Georgia or Minnesota will be subject to state income taxes with respect to that portion of Municipals Fund's income not earned from obligations exempt from state income taxes of Arizona, Georgia or Minnesota, respectively. Shareholders of each Series should be aware that if the Plan is approved, it is likely that a greater portion of the income they receive will be subject to state income tax following the reorganization.



    Second, their management fees are different. The management fee for each Series is an annual rate of .50 of 1% of such Series' average daily net assets; currently, the Manager is waiving .05% of such fee. The management fee for Municipals Fund is an annual rate of .50 of 1% of the first $250 million of average daily net assets, .475 of 1% of the next $250 million of average daily net assets, .45 of 1% of the next $500 million of average daily net assets, .425 of 1% of the next $250 million of average daily net assets, .40 of 1% of the next $250 million of average daily net assets and .375 of 1% of the Fund's average daily net assets in excess of $1.5 billion. The Manager is currently waiving .05% of such fee. If the proposed reorganizations are approved, former shareholders of each Series will be subject to a management fee that is less than or equal to the management fee payable by each Series. See "Fees and Expenses--Management Fees" below.



    Third, the credit quality of the debt instruments in which Municipals Fund and the Series may invest differs. Municipals Fund intends to invest its assets primarily in carefully selected long-term municipal bonds of medium quality. While the Municipals Fund's investment adviser will not be limited by the ratings assigned by the rating services, the municipal bonds in Municipals Fund's portfolio will principally be rated A or BBB by Standard & Poor's Ratings Group (S&P) or A or Baa by Moody's Investors Service, Inc. (Moody's), or in non-rated fixed-income securities of comparable quality. The Series may invest in fixed-income securities rated in the four highest rating categories by S&P or Moody's (I.E., BBB or Baa or higher) or in non-rated fixed-income securities of comparable quality.

STRUCTURE OF THE SERIES AND MUNICIPALS FUND


    Each Series is authorized to issue an unlimited number of shares of beneficial interest, $.01 par value per share, whereas Municipals Fund is authorized to issue 750 million shares of common stock, $.01 par value per share. Each Series and Municipals Fund have divided their shares into three classes, designated Class A, Class B and Class C. Each class of shares represents an interest in the same assets of a Series or Municipals Fund, as the case may be, and is identical in all respects except that (i) each class bears different distribution expenses, (ii) each class has exclusive voting rights with respect to its distribution and service plan (except that each Fund has agreed with the SEC, in connection with the conversion feature applicable to Class B shares, to submit any amendment of the Class A distribution and service plan to both Class A and Class B shareholders), (iii) each class has a different exchange privilege and (iv) only Class B shares have a conversion feature. The distribution systems for Class A, Class B and Class C shares of each Fund are identical. Share certificates will be issued by Municipals Fund upon written request to Prudential Mutual Fund Services, Inc., the Fund's Transfer Agent. See "Shareholder Guide" in the Municipals Fund's Prospectus. Each Fund has received an order from the SEC permitting the issuance and sale of multiple classes of shares. Currently, each Fund is offering three classes, designated Class A, Class B and Class C shares. Pursuant to Municipals Fund's Articles of
Incorporation and Series Fund's Declaration of Trust, each Fund's Board of Directors/Trustees may authorize the creation of additional series of shares, and classes within such series, with such preferences, privileges, limitations and voting and dividend rights as that Fund's Board of Directors/Trustees may determine.


    The Board of Directors/Trustees of each Fund may increase or decrease the number of authorized shares of its respective Fund without approval by the shareholders. Shares of each Fund, when issued, are fully paid, nonassessable, fully transferable and redeemable at the option of the holder. Shares are also redeemable at the option of each Fund under certain circumstances. Except for the conversion feature applicable to the Class B shares, there are no conversion, preemptive or other subscription rights. In the event of liquidation, each share of each Fund is entitled to its portion of all of that Fund's assets after all debt and expenses of that Fund have been paid. Since Class B and Class C shares generally bear higher distribution expenses than Class A shares, the liquidation proceeds to shareholders of those classes are likely to be lower than to Class A shareholders. Neither Fund's shares have cumulative voting rights for the election of Directors/Trustees.

INVESTMENT OBJECTIVES AND POLICIES


    Municipals Fund's investment objective is to seek a high level of current income exempt from federal income taxes. Municipals Fund seeks to achieve this objective by investing primarily in long-term municipal bonds of medium quality, obligations of municipalities possessing adequate but not outstanding capacities to service their debt. There can be no assurance that such objective will be achieved. In attempting to achieve its objective, under normal circumstances, Municipals Fund intends to invest substantially all, and in any event, at least 80% of its total assets in municipal bonds and municipal notes. Municipals Fund may also invest in municipal notes (E.G., tax revenue and bond anticipation notes), as can each of the Series. Municipals Fund may invest in variable rate securities and inverse floating rate obligations and may engage in various hedging strategies, including the purchase and sale of derivatives. These strategies include the purchase of put options and the purchase and sale of financial futures contracts and options thereon. See "Principal Risk Factors--Hedging Activities." Municipals Fund may invest up to 15% of its net assets in illiquid securities and may borrow an amount equal to no more than 20% of the value of its total assets from banks for temporary, extraordinary or emergency purposes or for the clearance of transactions.

    The investment objective of each Series is to provide the maximum amount of income that is exempt from state (Arizona, Georgia or Minnesota, as appropriate) and federal income taxes as is consistent with the preservation of capital and, in conjunction therewith, each Series may invest in debt securities with the potential for capital gain. Under normal circumstances, each Series invests at least 80% of the value of its total assets in obligations of issuers located in the state after which such Series is named, or in obligations of other qualifying issuers. Each Series seeks to achieve this objective by investing in debt obligations rated Baa or BBB or better by Moody's or S&P, respectively, or, if not rated, of substantially comparable quality as determined by the investment adviser. There can be no assurance that the investment objective will be achieved. Each Series invests primarily in state (Arizona, Georgia or Minnesota, as appropriate), municipal and local government obligations and obligations of other qualifying issuers which pay income exempt, in the opinion of bond counsel, from regular personal income taxes of that state and federal income taxes. Each Series may invest in floating rate and variable rate securities, including participation interests therein and inverse floating rate obligations. Each Series also may engage in various hedging strategies, including the purchase and sale of derivatives. These strategies include the purchase of put options and the purchase and sale of financial futures contracts and options thereon. See "Principal Risk Factors--Hedging Activities" below. Each Series may invest up to 15% of its net assets in illiquid securities and may borrow an amount equal to no more than 20% of the value of its total assets from banks for temporary, extraordinary or emergency purposes or for the clearance of transactions.


FEES AND EXPENSES


    MANAGEMENT FEES. PMF, the Manager of each Fund and a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), is compensated, pursuant to a management agreement with Municipals Fund, at an annual rate of .50 of 1% of the first $250 million of the average daily net assets of Municipals Fund, .475 of 1% of the next $250 million of the average daily net assets of Municipals Fund, .45 of 1% of the next $500 million of Municipals Fund's average daily net assets, .425 of 1% of the next $250 million of Municipals Fund's average daily net assets, .40 of 1% of the next $250 million of Municipals Fund's average daily net assets and .375 of 1% of the average daily net assets of Municipals Fund in excess of $1.5 billion, and, pursuant to a management agreement with Series Fund, at an annual rate of .50 of 1% of the average daily net assets of each Series. For the fiscal year ended December 31, 1994, Municipals Fund paid PMF management fees of .47 of 1% of Municipals Fund's average daily net assets. Effective January 1, 1995, PMF voluntarily agreed to waive .05 of 1% of its management fee from Municipals Fund. After the waiver, the management fee is .45 of 1% of Municipals Fund's average daily net assets up to and including $250 million, .425 of 1% of the next $250 million, .40 of 1% of the next $500 million, .375 of 1% of the next $250 million, .35 of 1% of the next $250 million and .325 of 1% of Municipals Fund's average daily net assets in excess of $1.5 billion. After the waiver, the management fee is .45 of 1% of each Series' average daily net assets. The waiver may be discontinued at any time.



    For the fiscal year ended August 31, 1994, Series Fund paid PMF management fees at an annual rate of .50 of 1% of the average daily net assets of each Series. Effective January 1, 1995, PMF voluntarily agreed to waive .05 of 1% of its management fee from each Series. The waiver may be discontinued at any time.


    Under subadvisory agreements between PMF and The Prudential Investment Corporation (PIC or the Subadviser), the Subadviser provides investment advisory services for the management of the respective Funds. Each subadvisory agreement provides that PMF will reimburse PIC for its reasonable costs and expenses in providing investment advisory services. PMF continues to have responsibility for all investment advisory services pursuant to the management agreements for both Funds and supervises the Subadviser's performance of its services on behalf of each Fund.

    DISTRIBUTION FEES. Prudential Mutual Fund Distributors, Inc. (PMFD), a wholly-owned subsidiary of PMF, serves as the distributor of the Class A shares for both Funds. Prudential Securities Incorporated (Prudential Securities), a wholly-owned subsidiary of Prudential, serves as the distributor of the Class B and Class C shares for both Funds.


    Under separate Distribution and Service Plans adopted by each Fund (the Class A Plan, Class B Plan and Class C Plan, collectively, the Plans) pursuant to Rule 12b-1 under the Investment Company Act, and approved by the shareholders of the applicable class of Municipals Fund and each Series and under separate distribution agreements, PMFD incurs the expenses of distributing the Class A shares of Municipals Fund and each Series and Prudential Securities incurs the expenses of distributing the Class B and Class C shares of Municipals Fund and each Series. These expenses include (i) commissions and account servicing fees,
(ii) advertising expenses, (iii) the cost of printing and mailing prospectuses, and (iv) indirect and overhead costs associated with the sale of each of Municipals Fund's and each Series' shares.


    Under the Funds' Class A Plans, each Fund may pay PMFD for distribution expenses at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. PMFD has advised the Funds that distribution fees under the Class A Plans will not exceed .10 of 1% of the average daily net assets of the Class A shares for the fiscal year ending December 31, 1995 for Municipals Fund and the fiscal year ending August 31, 1996 for each Series. For the fiscal year ended December 31, 1994, PMFD received $14,116 under Municipals Fund's Class A Plan and $92,500 in initial sales charges from sales of Municipals Fund's Class A shares. For the fiscal year ended August 31, 1994 and the six-month period ended February 28, 1995, PMFD received $7,141 and $4,856, respectively, from the Arizona Series, $1,134 and $1,063, respectively, from the Georgia Series and $1,179 and $1,074, respectively, from the Minnesota Series under Series Fund's Class A Plan and approximately $63,200 and $65,900, respectively, in initial sales charges from sales of Class A shares of the Arizona Series, $13,200 and $4,400, respectively, from sales of Class A shares of the Georgia Series and $20,000 and $600, respectively, from sales of Class A shares of the Minnesota Series.

    Under the Funds' Class B and Class C Plans, each Fund pays Prudential Securities for distribution expenses at an annual rate of up to .50 of 1% and up to 1% of the average daily net assets of the Class B and Class C shares, respectively. Each Fund's Class B Plan provides for the payment of an asset-based sales charge of up to .50 of 1% of the average daily net assets of the Fund's Class B shares and a service fee of up to .25 of 1% of the average daily net assets of the Fund's Class B shares; provided that the total distribution-related fee does not exceed .50 of 1%. Each Fund's Class C Plan provides for the payment to Prudential Securities of an asset-based sales charge of up to .75 of 1% of the average daily net assets of the Class C shares and a service fee of up to .25 of 1% of the average daily net assets of the Class C shares. Prudential Securities has agreed to limit its distribution-related fees payable under the Class C Plans to .75 of 1% of the average daily net assets of the Class C shares for Municipals Fund's fiscal year ending December 31, 1995 and for the Series Fund's fiscal year ending August 31, 1996. For the fiscal year ended December 31, 1994, Prudential Securities received $3,758,114 under Municipals Fund's Class B Plan and approximately $976,100 in contingent deferred sales charges from redemptions of Municipals Fund's Class B shares. For the period August 1, 1994 (commencement of offering of Class C shares) through December 31, 1994, Prudential Securities received $321 under Municipals Fund's Class C Plan and did not receive any proceeds from contingent deferred sales charges from redemptions of Municipals Fund's Class C shares. For the fiscal year ended August 31, 1994, and the six-month period ended February 28, 1995, Prudential Securities received $277,628 and $117,553, respectively, from the Arizona Series, $102,458 and $41,213, respectively, from the Georgia Series and $130,567 and $53,307, respectively, from the Minnesota Series under the Series Fund's Class B Plan and approximately $76,800 and $34,900, respectively, in contingent deferred sales charges from redemptions of Class B shares of the Arizona Series, $29,000 and $71,100, respectively, in contingent deferred sales charges from redemptions of Class B shares of the Georgia Series and $41,900 and $30,000, respectively, in contingent deferred sales charges from redemptions of Class B shares of the Minnesota Series. For the period August 1, 1994 (commencement of offering of Class C shares) through February 28, 1995, Prudential Securities received $35, $1 and $1, respectively, under the Series Fund's Class C Plan with respect to the Arizona Series, Georgia Series and Minnesota Series, respectively, and did not receive any proceeds from contingent deferred sales charges from redemptions of any Series' Class C shares.



    For the fiscal year ended December 31, 1994 for Municipals Fund and the six-month period ended February 28, 1995 for each Series, the Fund and the Series paid distribution expenses of .10%, .50% and .75% (annualized) of the average daily net assets of their Class A, Class B and Class C shares, respectively. With respect to the six-month period ended February 28, 1995, all of the aforementioned expense ratios have been annualized. The Funds record all payments made under the Plans as expenses in the calculation of net investment income. Prior to August 1, 1994, the Class A and Class B Plans of each Fund operated as "reimbursement type" plans and, in the case of Class B, provided for the reimbursement of distribution expenses incurred in current and prior years. Under a reimbursement type plan, the distributor receives reimbursement for expenditures made pursuant to the plan up to an agreed upon rate.



    Effective August 1, 1994, the Class A and Class B Plans of each Fund became "compensation" plans. The Class C Plan of each Fund is also a compensation plan. Under each such compensation plan, each Fund is obligated to pay distribution and/or service fees to its Distributor as compensation for distribution and service activities, not as reimbursement for specific expenses incurred. If the Distributor's expenses exceed its distribution and service fees, that Fund will not be obligated to pay any additional expenses. If the Distributor's expenses are less than such distribution and service fees, it will retain its full fees and realize a profit. The Class A Plan, Class B Plan and Class C Plan of Series Fund is substantially identical to the Class A Plan, Class B Plan and Class C Plan of Municipals Fund.


    OTHER EXPENSES. Municipals Fund and each Series also pay certain other expenses in connection with their operation, including accounting, custodian, legal, audit, transfer agency and registration expenses. Although the basis for calculating these fees and expenses is the same for Municipals Fund and each Series, the per share effect on shareholder returns is affected by their relative size. Combining the Municipals Fund with each Series, or any of them, will reduce certain expenses. For example, only one annual audit of the combined Fund will be required rather than separate audits of Municipals Fund, the Arizona Series, the Georgia Series and the Minnesota Series as currently required.


    EXPENSE RATIOS. For its fiscal year ended December 31, 1994, total expenses stated as a percentage of average net assets of Municipals Fund were .77%, 1.17%
and  1.51%  (annualized)  for  the  Class  A,  Class  B  and  Class  C   shares,
respectively. For the fiscal year ended August 31, 1994, total expenses stated as a percentage of average net assets of each Series were .89%, 1.29% and 1.90% (annualized) for Class A, Class B and Class C shares, respectively, of the Arizona Series, 1.30%, 1.70% and 2.05% (annualized) for Class A, Class B and Class C shares, respectively, of the Georgia Series, and 1.25%, 1.65% and 2.15% (annualized) for Class A, Class B and Class C shares, respectively, of the Minnesota Series. For the six-month period ended February 28, 1995 (unaudited), total expenses stated as a percentage of average net assets of each Series were
 .95%, 1.34% and 1.60% (in each case annualized) for the Class A, Class B and Class C shares, respectively, of the Arizona Series, 1.38%, 1.78% and 2.03% (in each case annualized) for the Class A, Class B and Class C shares, respectively, of the Georgia Series, and 1.35%, 1.75% and 2.00% (in each case annualized) for the Class A, Class B and Class C shares, respectively, of the Minnesota Series.

    The following table provides the fees that an investor would be subject to in connection with a purchase, redemption or exchange of shares of Municipals Fund and the Series.



SHAREHOLDER TRANSACTION
 EXPENSES+                   CLASS A SHARES               CLASS B SHARES                       CLASS C SHARES
                             --------------  ----------------------------------------  -------------------------------
Maximum Sales Load Imposed
 on Purchases (as a
 percentage of offering
 price)....................        3%                          None                                 None
Maximum Sales Load or
 Deferred Sales Load
 Imposed on Reinvested
 Dividends.................       None                         None                                 None
Deferred Sales Load (as a
 percentage of original
 purchase price or
 redemption proceeds,
 whichever is lower).......       None         5% during the first year, decreasing        1% on redemptions made
                                              by 1% annually to 1% in the fifth and      within one year of purchase
                                               sixth years and 0% the seventh year*
Redemption Fees............       None                         None                                 None
Exchange Fees..............       None                         None                                 None

--------------------------
 * Pursuant to rules of the National Association of Securities Dealers, Inc., the aggregate initial sales charges, deferred sales charges and asset-based sales charges on shares of Municipals Fund and each Series may not exceed 6.25% of total gross sales, subject to certain exclusions. This 6.25% limitation is imposed on each class of Municipals Fund and each Series rather than on a per shareholder basis. Therefore, long-term shareholders of Municipals Fund and each Series may pay more in total sales charges than the economic equivalent of 6.25% of such shareholders' investment in such shares.


    Following the reorganizations, the actual expense ratios of the combined fund are expected to be lower than those of the Series for the fiscal year ended August 31, 1994 and the six-month period ended February 28, 1995. Set forth below is a comparison of Municipals Fund's and each Series' operating expenses for, in the case of Municipals Fund, the fiscal year ended December 31, 1994 and, in the case of the Series, the fiscal year ended August 31, 1994. The ratios are also shown on a pro forma (estimated) combined basis, giving effect to each reorganization.

ANNUAL FUND
OPERATING EXPENSES (AS A          MUNICIPALS FUND                   ARIZONA SERIES                    GEORGIA SERIES
PERCENTAGE OF             -------------------------------   -------------------------------   -------------------------------
AVERAGE NET ASSETS)       CLASS A    CLASS B    CLASS C+    CLASS A    CLASS B    CLASS C+    CLASS A    CLASS B    CLASS C++
Management Fees.........      .47%       .47%        .47%       .50%       .50%        .50%       .50%       .50%        .50%
12b-1 Fees After Waiver
 +++....................      .10        .50         .75        .10        .50         .75        .10        .50         .75
Other Expenses..........      .20        .20         .20        .29        .29         .29        .70        .70         .70
                              ---        ---         ---        ---        ---         ---        ---        ---         ---
Total Fund Operating
 Expenses...............      .77%      1.17%       1.42%       .89%      1.29%       1.54%      1.30%      1.70%       1.95%
                              ---        ---         ---        ---        ---         ---        ---        ---         ---
                              ---        ---         ---        ---        ---         ---        ---        ---         ---


                                                                       PRO FORMA
                                                                 COMBINED (MUNICIPALS                    PRO FORMA
ANNUAL FUND                                                    FUND, ARIZONA SERIES AND          COMBINED (ALL SERIES AND
OPERATING EXPENSES (AS A         MINNESOTA SERIES                  MINNESOTA SERIES)                 MUNICIPALS FUND)
PERCENTAGE OF             -------------------------------   -------------------------------   -------------------------------
AVERAGE NET ASSETS)       CLASS A    CLASS B    CLASS C++   CLASS A    CLASS B    CLASS C++   CLASS A    CLASS B    CLASS C++
Management Fees.........      .50%       .50%        .50%       .47%*      .47%*       .47%*      .47%*      .47%*       .47%*
12b-1 Fees After Waiver
 +++....................      .10        .50         .75        .10        .50         .75        .10        .50         .75
Other Expenses..........      .65        .65         .65        .20        .20         .20        .21        .21         .21
                              ---        ---         ---        ---        ---         ---        ---        ---         ---
Total Fund Operating
 Expenses...............     1.25%      1.65%       1.90%       .77%      1.17%       1.42%       .78%      1.18%       1.43%
                              ---        ---         ---        ---        ---         ---        ---        ---         ---
                              ---        ---         ---        ---        ---         ---        ---        ---         ---

------------------------
  + Pursuant to rules of the  National Association of Securities Dealers,  Inc.,
    the aggregate initial sales charges, deferred sales charges and asset-based sales charges on shares of Municipals Fund and each Series may not exceed 6.25% of total gross sales, subject to certain exclusions. This 6.25% limitation is imposed on each class of Municipals Fund and each Series rather than on a per shareholder basis. Therefore, long-term shareholders of Municipals Fund and each Series may pay more in total sales charges than the economic equivalent of 6.25% of such shareholders' investment in such shares.
 ++ Class C shares  commenced being offered  on August 1,  1994. The ratios  for
    Class C shares of the Series are estimated for the current fiscal year.
+++ Although the Class A and Class C Distribution and Service Plans provide that the Fund may pay a distribution fee of up to .30 of 1% and 1% per annum of the average daily net assets of the Class A and Class C shares, respectively, the Distributor has agreed to limit its distribution fees with respect to the Class A and Class C shares of the Funds to no more than .10 of 1% and .75 of 1% of the average daily net asset value of the Class A shares and Class C shares, respectively, for each Fund's current fiscal year.
  * Without taking into account the current management fee waiver, which became effective January 1, 1990.

    The example set forth below shows the expenses that an investor in the combined fund (assuming approval by shareholders of each Series) would pay on a $1,000 investment, based upon the pro forma ratios set forth above.

EXAMPLE                                                                          1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period
    Class A..................................................................   $      38    $      54    $      72    $     124
    Class B..................................................................   $      62    $      67    $      75    $     127
    Class C..................................................................   $      25    $      45    $      78    $     171
You would pay the following expenses on the same investment, assuming no redemption
    Class A..................................................................   $      38    $      54    $      72    $     124
    Class B..................................................................   $      12    $      37    $      65    $     127
    Class C..................................................................   $      15    $      45    $      78    $     171

THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

PURCHASES AND REDEMPTIONS

    Purchases of shares of the Series and Municipals Fund are made through Prudential Securities, Pruco Securities Corporation (Prusec) or directly from the respective Fund, through their transfer agent, Prudential Mutual Fund Services, Inc. (PMFS or the Transfer Agent), at the net asset value per share next determined after receipt of a purchase order by the Transfer Agent or Prudential Securities plus a sales charge which may be imposed either (i) at the time of purchase (Class A shares) or (ii) on a deferred basis (Class B or Class C shares).

    The minimum initial investment for Class A and Class B shares of each Fund is $1,000 per class and $5,000 for Class C shares and the minimum subsequent investment is $100 for all classes. Class A shares of each Fund are sold with an initial sales charge of up to 3.00% of the offering price. Class B shares of each Fund are sold without an initial sales charge but are subject to a contingent deferred sales charge (declining from 5% to zero of the lower of the amount invested or the redemption proceeds) which will be imposed on certain redemptions made within six years of purchase. Although Class B shares are subject to higher ongoing distribution-related expenses than Class A shares, Class B shares will automatically convert to Class A shares (which are subject to lower ongoing distribution-related expenses) approximately seven years after purchase. Class C shares of each Fund are sold without an initial sales charge and, for one year after purchase, are subject to a 1% contingent deferred sales charge on redemptions. Like Class B shares, Class C shares are subject to higher ongoing distribution-related expenses than Class A shares but do not convert to another class.

    Shares of each Fund may be redeemed at any time at the net asset value next determined after Prudential Securities or the Transfer Agent receives the sell order. As indicated above, the proceeds of redemptions of Class B and Class C shares may be subject to a contingent deferred sales charge. For purposes of determining any applicable contingent deferred sales charges, Series Fund shareholders receiving Class B or Class C shares of Municipals Fund pursuant to the Plan will be credited with the time they held

Class B or Class C shares of the Series, as the case may be, in calculating the contingent deferred sales charge with respect to such shares of Municipals Fund so received. No contingent deferred sales charges will be imposed in connection with the reorganizations.

EXCHANGE PRIVILEGES

    The exchange privileges available to shareholders of Municipals Fund are identical to the exchange privileges of shareholders of the Series. Shareholders of both Municipals Fund and the Series have an exchange privilege with certain other Prudential Mutual Funds, including one or more specified money market funds, subject to the minimum investment requirements of such funds. Class A, Class B and Class C shares of each Fund may be exchanged for Class A, Class B and Class C shares, respectively, of another fund on the basis of relative net asset value. No sales charge will be imposed at the time of the exchange. Any applicable contingent deferred sales charge payable upon the redemption of shares exchanged will be calculated from the first day of the month after the initial purchase excluding the time shares were held in a money market fund. Class B and Class C shares of either Fund may not be exchanged into money market funds other than Prudential Special Money Market Fund. For purposes of calculating the holding period applicable to the Class B conversion feature, the time period during which Class B shares were held in a money market fund will be excluded. An exchange will be treated as a redemption and purchase for tax purposes.

DIVIDENDS AND DISTRIBUTIONS

    Each Fund expects to declare daily and to pay dividends of net investment income, if any, monthly and make distributions at least annually of any net capital gains. Shareholders of Municipals Fund and the Series receive dividends and other distributions in additional shares of Municipals Fund (and the applicable Series), respectively, unless they elect to receive them in cash. A Series shareholder's election with respect to reinvestment of dividends and distributions in the Series will be automatically applied with respect to the Municipals Fund shares he or she receives pursuant to the Plan.

FEDERAL TAX CONSEQUENCES OF PROPOSED REORGANIZATIONS
    The Funds have received opinions of Gardner, Carton & Douglas to the effect that each proposed reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Accordingly, no gain or loss will be recognized to Municipals Fund or a Series upon the transfer of assets and assumption of liabilities, if any, or to shareholders of each Series upon their receipt of shares of Municipals Fund. The tax basis for the shares of Municipals Fund received by each Series' shareholders will be the same as their tax basis for the shares of such Series to be constructively surrendered in exchange therefor. In addition, the holding period of the shares of Municipals Fund to be received pursuant to the reorganization will include the period during which the shares of the Series to be constructively surrendered in exchange therefor were held, provided the latter shares were held as capital assets by the shareholders on the date of the exchange. See "The Proposed Transaction--Tax Considerations."

                             PRINCIPAL RISK FACTORS

    An investment in Municipals Fund is subject to certain risks.

RATINGS

    While Municipals Fund's investment adviser will not be limited by the ratings assigned by the ratings services, the municipal bonds in which
Municipals   Fund's  portfolio  will  be  principally  invested  will  be  rated

A or Baa by Moody's and A or BBB by S&P, or, if not rated, will be, in the judgment of the investment adviser, of substantially comparable quality. Bonds rated BBB by S&P or Baa by Moody's lack outstanding investment characteristics and in fact have speculative characteristics as well. Each Series may also purchase municipal securities rated BBB by S&P or Baa by Moody's. In addition, Municipals Fund may acquire municipal bonds which have been rated below medium quality (below BBB/Baa) by the ratings services if, in the judgment of Municipals Fund's investment adviser, the bonds have the characteristics of medium quality obligations.


    Municipal bonds of medium quality are subject to fluctuation in value as a result of changing economic circumstances as well as changes in interest rates. Thus, while medium quality obligations generally provide a higher yield than high quality municipal bonds of similar maturities, medium quality obligations are subject to a greater degree of market fluctuation with less certainty of the issuer's continuing ability to meet the payments of principal and interest when due and may have speculative characteristics not present in bonds of higher quality.

HEDGING ACTIVITIES

    Municipals Fund may also engage in various portfolio strategies, including the purchase and sale of derivatives, to reduce certain risks of its investments. These strategies include the purchase of put or tender options on municipal bonds and notes and the purchase and sale of financial futures contracts and options thereon and municipal bond index futures contracts. Municipals Fund's ability to use these strategies may be limited by market conditions, regulatory limits and tax considerations and there can be no assurance that any of these strategies will succeed.

    Participation in the options and futures markets involves investment risks and transaction costs to which Municipals Fund would not be subject absent the use of these strategies. Municipals Fund's successful use of financial futures contracts and options on futures contracts depends upon the ability of its investment adviser to accurately predict movements in the direction of interest rates and other factors affecting markets for securities. For example, if Municipals Fund has hedged against the possibility of an increase in interest rates which would adversely affect the price of securities in its portfolio and prices of such securities increase instead, Municipals Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if Municipals Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet such requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. Municipals Fund may have to sell securities at a time when it is disadvantageous to do so. Where futures are purchased to hedge against a possible increase in the price of securities before Municipals Fund is able to invest its cash in an orderly fashion, it is possible that the market may decline instead; if Municipals Fund then concludes not to invest in securities at that time because of concern as to possible future market decline or for other reasons, the Fund will realize a loss on the futures contract that is not offset by a reduction in the price of the securities purchased.

    Each Series may also engage in various portfolio strategies, including the purchase and sale of derivatives. These strategies include the purchase of put options and the purchase and sale of futures contracts and options thereon. Each Series' participation in the options and futures markets subjects the Series to the same types of risks as described above for Municipals Fund.

TAX CONSIDERATIONS


    Municipals Fund may purchase municipal obligations of any state, territory or possession of the United States, or any political subdivision thereof. As a result, upon consummation of the reorganizations, shareholders of the Series that are resident in Arizona, Georgia and Minnesota, respectively, will be subject to certain state income taxes with respect to that portion of Municipals Fund's income not earned from municipal obligations whose income is exempt from Arizona, Georgia or Minnesota, as the case may be, state income taxes. Shareholders of each Series are advised to consult their own tax advisers regarding specific questions as to federal, state or local taxes. Each of the Series and Municipals Fund has elected to qualify and intends to remain qualified as a regulated investment company under the Internal Revenue Code.


REALIGNMENT OF INVESTMENT PORTFOLIO


    The portfolio manager of Municipals Fund anticipates selling certain securities in the investment portfolio of the combined Fund following the consummation of the transaction. The portfolio manager of Municipals Fund expects that the sale of less than 50% of the assets acquired from each Series and the purchase of other securities may affect the aggregate amount of taxable gains and losses generated by Municipals Fund.


                            THE PROPOSED TRANSACTION

AGREEMENT AND PLAN OF REORGANIZATION

    The terms and conditions under which the proposed transaction may be consummated are set forth in the Plan. Significant provisions of the Plan are summarized below; however, this summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix B to this Prospectus and Proxy Statement.

    The Plan contemplates (i) Municipals Fund acquiring all of the assets of each Series in exchange solely for Class A, Class B and Class C shares of
Municipals Fund and the assumption by Municipals Fund of the Series' liabilities, if any, as of the Closing Date (hereafter defined) and (ii) the constructive distribution on the date of the exchange, expected to occur on or about October 20, 1995 (the Closing Date) of such Class A, Class B and Class C shares of Municipals Fund to the Class A, Class B and Class C shareholders of each Series, respectively, as provided for by the Plan.


    The assets of each Series to be acquired by Municipals Fund shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest and dividends receivable) and other property of any kind owned by such Series and any deferred or prepaid assets shown as assets on the books of such Series. Municipals Fund will assume from each Series all debts, liabilities, obligations and duties of the Series of whatever kind or nature, if any; provided, however, that each Series will utilize its best efforts, to the extent practicable, to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date. Municipals Fund will deliver to each Series Class A, Class B and Class C shares in Municipals Fund, which such Series will then distribute to its Class A, Class B and Class C shareholders, respectively. Share certificates in Municipals Fund will only be issued upon written request to Prudential Mutual Fund Services, Inc. See "Shareholder Guide" in Municipals Fund's Prospectus. If approved by its shareholders, the reorganization will occur for a Series, regardless of whether the Plan is approved by the shareholders of any other Series.

    The value of each Series' assets to be acquired and liabilities to be assumed by Municipals Fund and the net asset value of a share of Municipals Fund will be determined as of 4:15 P.M., New York time, on the Closing Date in accordance with the valuation procedures of the respective Fund's (or Series') then current prospectus and statement of additional information.

    As soon as practicable after the Closing Date, Series Fund will terminate each Series and distribute PRO RATA to each Series' shareholders of record the shares of Municipals Fund received by Series Fund in exchange for such shareholders' interest in such Series evidenced by their shares of beneficial interest of such Series. Such termination and distribution will be accomplished by opening accounts on the books of Municipals Fund in the names of each Series' shareholders and by transferring thereto the shares of Municipals Fund previously credited to the account of the Series on those books. Each shareholder account shall represent the respective PRO RATA number of Municipals Fund shares of common stock due to such Series shareholder. Fractional shares of Municipals Fund will be rounded to the third decimal place.

    Accordingly, every shareholder of a Series will own Class A, Class B and Class C shares of Municipals Fund immediately after the reorganization that, except for rounding, will be equal to the value of that shareholder's Class A, Class B or Class C shares of such Series immediately prior to the reorganization. Moreover, because shares of Municipals Fund will be issued at net asset value in exchange for net assets of each Series that, except for rounding, will equal the aggregate value of those shares, the net asset value per share of Municipals Fund will be unchanged. Thus, the reorganizations will not result in a dilution of the value of any shareholder account. However, in general, the reorganizations will substantially reduce the percentage of ownership of each Series' shareholder below such shareholder's current percentage of ownership of the Series because, while such shareholder will have the same dollar amount invested initially in Municipals Fund that he or she had invested in a Series, his or her investment will represent a smaller percentage of the combined net assets of Municipals Fund and the Series.

    Any transfer taxes payable upon issuance of shares of Municipals Fund in a name other than that of the registered holder of the shares on the books of a Series as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of the Series will continue to be the responsibility of the Series up to and including the Closing Date and such later date on which the Series is terminated.

    On the effective date of the reorganization, the name of Municipals Fund will be unchanged.

    The consummation of the proposed transaction is subject to a number of conditions set forth in the Plan, some of which may be waived by the Board of Directors of Municipals Fund and the Trustees of Series Fund. The Plan may be terminated and the proposed transaction abandoned at any time, before or after approval by the shareholders of any Series, prior to the Closing Date. In addition, the Plan may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting of shareholders of the Series that would detrimentally affect the value of Municipals Fund shares to be distributed to the Series' shareholders.

REASONS FOR THE REORGANIZATIONS

    The Board of Trustees of Series Fund, including a majority of the Independent Trustees, has determined that the interests of each Series' shareholders will not be diluted as a result of the proposed transaction and that the proposed transaction is in the best interests of the shareholders of the Series. In addition, the Board of Directors of Municipals Fund, including a majority of the Independent Directors, has determined that the interests of Municipals Fund shareholders will not be diluted as a result of the proposed transaction and that the proposed transaction is in the best interests of the shareholders of Municipals Fund.

    The reasons for the proposed transaction are described above under "Synopsis--Reasons for the Proposed Reorganizations." The Trustees of Series Fund and the Directors of Municipals Fund based their decisions to approve the Plan on an inquiry into a number of factors, including the following:

        (1)  the relative past  growth in assets  and investment performance and
    future  prospects  of  Municipals  Fund   and  each  Series  including,   in
    particular, the pro forma after tax yield of the combined fund;

        (2) the effect of the proposed transaction on the expense ratios of Municipals Fund and each Series;

        (3) the costs of the reorganization, which will be paid for by Municipals Fund and each Series in proportion to their respective asset levels;

        (4) the tax-free nature of the reorganization to Municipals Fund, each Series and their shareholders;

        (5) the compatibility of the investment objectives, policies and restrictions of Municipals Fund and each Series, and the fact that Municipals Fund's portfolio is less susceptible to the risks associated with investments concentrated in a single state; and

        (6) other options to the reorganization, including a continuance of a Series in its present form, a change of Manager or investment objective or a termination of the Series with the distribution of the cash proceeds to Series shareholders.

    If the Plan is not approved by shareholders of a Series, the Series Fund's Board of Trustees may consider other appropriate action, such as the termination of that Series or a merger or other business combination with an investment company other than Municipals Fund.

DESCRIPTION OF SECURITIES TO BE ISSUED


    Municipals Fund's shares represent shares of common stock with $.01 par value per share. Class A, Class B and Class C shares of Municipals Fund will be issued to the Series shareholders on the Closing Date. Each share represents an equal and proportionate interest in Municipals Fund with each other share of the same class. Municipals Fund's authorized capital consists of 750 million shares of common stock. Shares entitle their holders to one vote per full share and fractional votes for fractional shares held. Each share of Municipals Fund has equal voting, dividend and liquidation rights with other shares, except that each class has exclusive voting rights with respect to its distribution plan, as noted under "Synopsis--Structure of the Series and Municipals Fund" above. Dividends paid by Municipals Fund with respect to each class of shares, to the extent any are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that each class will bear its own distribution expenses, generally resulting in lower dividends for Class B and Class C shares.


TAX CONSIDERATIONS

    Series Fund has received opinions from Gardner, Carton & Douglas with respect to each Series to the effect that (1) the proposed transaction described above will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code; (2) no gain or loss will be recognized by shareholders of the Series upon liquidation of each Series and the distribution of shares of Municipals Fund constructively in exchange for their shares of each Series (Internal Revenue Code Section 354(a)(1)); (3) no gain or loss will be recognized by the Series upon the transfer of each Series' assets to Municipals Fund in exchange solely for shares of Municipals Fund and the assumption by Municipals Fund of such Series' liabilities, if any, and the subsequent distribution of those shares to its shareholders in liquidation thereof (Internal Revenue Code Sections 361(a) and 357(a)); (4) no gain or loss will be recognized by Municipals Fund upon the receipt of such assets in exchange solely for Municipals Fund's shares and its assumption of each Series' liabilities, if any (Internal Revenue Code Section 1032(a)); (5) Municipals Fund's basis for the assets received pursuant to the reorganization will be the same as the basis thereof in the hands of the Series immediately before the reorganization, and the holding period of those assets in the hands of Municipals Fund will include the holding period thereof in the Series' hands (Internal Revenue Code Sections 362(b) and 1223(2)); (6) each Series' shareholders' basis for the shares of Municipals Fund to be received by them pursuant to the reorganization will be the same as their basis for the shares of the Series to be constructively surrendered in exchange therefor (Internal Revenue Code Section 358(a)(1)); and
(7) the holding period of the shares of Municipals Fund to be received by the shareholders of each Series pursuant to the reorganization will include the period during which the shares of such Series to be constructively surrendered in exchange therefor were held, provided the latter shares were held as capital assets by the shareholders on the date of the exchange (Internal Revenue Code
Section 1223(1)).

CERTAIN COMPARATIVE INFORMATION ABOUT THE FUNDS

    Municipals Fund is a Maryland corporation and the rights of its shareholders are governed by its Articles of Incorporation, By-Laws and the Maryland General Corporation Law. Series Fund is a Massachusetts business trust and the rights of its shareholders are governed by its Declaration of Trust, By-Laws, and applicable Massachusetts law. Certain relevant differences between the two forms of organization are summarized below.

    CAPITALIZATION. Municipals Fund has issued shares of common stock, par value $.01 per share. Its Articles of Incorporation authorize Municipals Fund to issue 750 million shares of common stock divided into three classes, consisting of 250 million authorized Class A shares, 250 million authorized Class B shares and 250 million authorized Class C shares. Series Fund has issued shares of beneficial interest, par value $.01 per share, currently divided into seventeen series. Its Declaration of Trust authorizes Series Fund to issue an unlimited number of shares of beneficial interest, divided into three classes, also designated Class A, Class B and Class C. The Board of Directors of Municipals Fund may authorize an increase in the number of authorized shares and the Board of Directors/Trustees of each Fund may reclassify unissued shares to authorize additional classes of shares having terms and rights determined by its Board of Directors/Trustees, all without shareholder approval.

    SHAREHOLDER MEETINGS AND VOTING RIGHTS. Generally, neither Fund is required to hold annual meetings of its shareholders. Each Fund is required to call a meeting of shareholders for the purpose of voting upon the question of removal of a Director/Trustee when requested in writing to do so by the holders of at least 10% of the Fund's outstanding shares. In addition, each Fund is required to call a meeting of shareholders for the purpose of electing Directors/Trustees if, at any time, less than a majority of the Directors/Trustees holding office at the time were elected by shareholders.

    Under the Declaration of Trust, Series Fund shareholders are entitled to vote only with respect to the following matters: (1) the election or removal of Trustees if a meeting is called for such purpose; (2) the adoption of any contract for which shareholder approval is required by the Investment Company Act; (3) any amendment of the Declaration of Trust, other than amendments to change Series Fund's name, authorize additional series of shares, supply any omission or cure, correct or supplement any ambiguity or defective or inconsistent provision contained therein; (4) any termination or reorganization of Series Fund to the extent and as provided in the Declaration of Trust; (5) a determination as to whether a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of Series Fund or its shareholders, to the same extent as the shareholders of a Massachusetts business corporation would be entitled to vote on such a determination; (6) with respect to any plan of distribution adopted pursuant to Rule 12b-1 under the Investment Company Act; and (7) such additional matters relating to Series Fund as may be required by law, the Declaration of Trust, the Series Fund's By-Laws, or any registration of Series Fund with the SEC or any state securities commission, or as the Trustees may consider necessary or desirable. Series Fund shareholders also vote upon changes in fundamental investment policies or restrictions.

    The Declaration of Trust provides that a "Majority Shareholder Vote" of Series Fund is required to decide any question. "Majority Shareholder Vote" means the vote of the holders of a majority of shares, which shall consist of:
(i) a majority of shares represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum, as determined in accordance with the By-Laws, is present; (ii) a majority of shares issued and outstanding and entitled to vote when action is taken by written consent of shareholders; or
(iii) a "majority of the outstanding voting securities," as that phrase is defined in the Investment Company Act, when action is taken by shareholders with respect to approval of an investment advisory or management contract or an underwriting or distribution agreement or continuance thereof.

    Shareholders in Municipals Fund are entitled to one vote for each share on all matters submitted to a vote of its shareholders under Maryland law. Approval of certain matters, such as an amendment to the charter, a merger, consolidation or transfer of all or substantially all assets, dissolution and removal of a Director, requires the affirmative vote of a majority of the votes entitled to be cast. A plurality of votes cast is required to elect Directors. Other matters require the approval of the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present.

    Series Fund's and Municipals Fund's By-Laws each provide that a majority of the outstanding shares shall constitute a quorum for the transaction of business at a shareholders' meeting. Matters requiring a larger vote by law or under the organization documents for either Fund are not affected by such quorum requirements.

    SHAREHOLDER LIABILITY. Under Maryland law, Municipals Fund's shareholders have no personal liability as such for Municipals Fund's acts or obligations.

    Under Massachusetts law, Series Fund's shareholders, under certain circumstances, could be held personally liable for Series Fund's obligations. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of Series Fund and requires that notice of such disclaimer be given in each note, bond, contract, order, agreement, obligation or instrument entered into or executed by Series Fund or its Trustees. The Declaration of Trust provides for indemnification out of Series Fund's property for all losses and expenses of any shareholder held personally liable for Series Fund's obligations solely by reason of his or her being or having been a Series Fund shareholder and not because of his or her acts or omissions or some other reason. Thus, Series Fund considers the risk of a shareholder incurring financial loss on account of shareholder liability to be remote since it is limited to circumstances in which a disclaimer is inoperative or Series Fund itself would be unable to meet its obligations.

    LIABILITY AND INDEMNIFICATION OF DIRECTORS AND TRUSTEES. Under Maryland law, a Director or officer of Municipals Fund is not liable to Municipals Fund or its shareholders for monetary damages for breach of fiduciary duty as a Director or officer except to the extent such exemption from liability or limitation thereof is not permitted by law, including the Investment Company Act. Municipals Fund's By-laws provide that its Directors and officers will not be liable to Municipals Fund, and may be indemnified for liabilities, for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties.

    Under Series Fund's Declaration of Trust, a Trustee is entitled to indemnification against all liability and expenses reasonably incurred by him or her in connection with the defense or disposition of any threatened or actual proceeding by reason of his or her being or having been a Trustee, unless such Trustee shall have been adjudicated to have acted with bad faith, willful misfeasance, gross negligence or in reckless disregard of his or her duties.

    Under the Investment Company Act, a Director of Municipals Fund and a Trustee of Series Fund may not be protected against liability to Municipals Fund or Series Fund, respectively, and their security holders to which he or she would otherwise be subject as a result of his or her willful misfeasance, bad faith or gross negligence in the performance of his or her duties, or by reason of reckless disregard of his or her obligations and duties. The staff of the SEC interprets the Investment Company Act to require additional limits on indemnification of Directors, Trustees and officers.

PRO FORMA CAPITALIZATION AND RATIOS


    The following table shows the capitalization of Municipals Fund and each Series as of August 31, 1995 and the pro forma combined capitalization as if the reorganizations had occurred on that date.


                           MUNICIPALS FUND                      ARIZONA SERIES                      GEORGIA SERIES
                 -----------------------------------  -----------------------------------  ---------------------------------
                   CLASS A      CLASS B     CLASS C    CLASS A     CLASS B      CLASS C     CLASS A    CLASS B     CLASS C
Net Assets.....  $485,122,707 $191,445,270 $ 252,490  $28,043,678 $27,064,415  $  11,257   $9,954,031 $7,529,507  $     209
Net Asset Value
 per share.....       $15.37       $15.41     $15.41      $11.80      $11.80      $11.80      $11.43     $11.42      $11.42
Shares
 Outstanding...   31,560,623   12,425,745     16,389   2,376,181   2,294,422         954     870,975    659,169          18

                          MINNESOTA SERIES                    PRO FORMA COMBINED
                 -----------------------------------  -----------------------------------
                  CLASS A     CLASS B      CLASS C      CLASS A      CLASS B     CLASS C
Net Assets.....  $10,563,470 $11,721,065  $     820   $533,683,886 $237,760,256 $ 264,776
Net Asset Value
 per share.....      $11.70      $11.70      $11.70        $15.37       $15.41     $15.41
Shares
 Outstanding...     902,651   1,001,635          70    34,720,101   15,431,260     17,186



    The following table shows the ratio of expenses to average net assets and the ratio of net investment income to average net assets of Municipals Fund for the six-month period ended June 30, 1995 (annualized) and of each Series for the six-month period ended February 28, 1995 (annualized). The ratios are also shown on a pro forma combined basis.

                                                                MUNICIPALS FUND                        ARIZONA SERIES
                                                     -------------------------------------  -------------------------------------
                                                       CLASS A      CLASS B      CLASS C      CLASS A      CLASS B      CLASS C
Ratio of expenses to average net assets............        0.69%        1.08%        1.34%        0.95%        1.34%        1.60%
Ratio of net investment income to average net
 assets............................................        5.64%        5.14%        5.00%        5.82%        5.25%        5.08%

                                                                GEORGIA SERIES                        MINNESOTA SERIES
                                                     -------------------------------------  -------------------------------------
                                                       CLASS A      CLASS B      CLASS C      CLASS A      CLASS B      CLASS C
Ratio of expenses to average net assets............        1.38%        1.78%        2.03%        1.35%        1.75%        2.00%
Ratio of net investment income to average net
 assets............................................        5.33%        4.93%        4.68%        5.22%        4.82%        4.57%

                                                              PRO FORMA COMBINED
                                                     -------------------------------------
                                                       CLASS A      CLASS B      CLASS C
Ratio of expenses to average net assets............         .76%        1.16%        1.41%
Ratio of net investment income to average net
 assets............................................        5.51%        5.11%        4.86%

                       INFORMATION ABOUT MUNICIPALS FUND

FINANCIAL INFORMATION

                              FINANCIAL HIGHLIGHTS
                                  (UNAUDITED)

    For additional condensed financial information for Municipals Fund, see "Financial Highlights" in the Municipals Fund Prospectus, which accompanies this Prospectus and Proxy Statement. The following financial highlights contain selected data for a Class A, Class B and Class C share outstanding, total return, ratios to average net assets and other supplemental data for the period presented.

                                            SIX MONTHS ENDED JUNE 30,
                                                      1995
                                          -----------------------------
                                          CLASS A    CLASS B    CLASS C
                                          --------   --------   -------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period....  $ 14.42    $ 14.45    $14.44
                                          --------   --------   -------
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...................      .42        .39      .37
Net realized and unrealized gain on
 investment transactions................      .81        .81      .82
                                          --------   --------   -------
    Total from investment operations....     1.23       1.20     1.19
                                          --------   --------   -------
LESS DISTRIBUTIONS:
Dividends from net investment income....     (.42)      (.39)    (.37)
                                          --------   --------   -------
Net asset value, end of period..........  $ 15.23    $ 15.26    $15.26
                                          --------   --------   -------
                                          --------   --------   -------
TOTAL RETURN (B):.......................     8.53%      8.30%    8.17%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000).........  $482,614   $198,230   $ 251
Average net assets (000)................  $393,252   $299,836   $ 188
Ratios to average net assets (a):
  Expenses, including distribution
   fees.................................      .69%      1.08%    1.34%
  Expenses, excluding distribution
   fees.................................      .59%       .58%     .59%
  Net investment income.................     5.64%      5.14%    5.00%
Portfolio turnover......................       54%        54%      54%

------------------------
(a) Annualized.

(b) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

GENERAL

    For a discussion of the organization, classification and sub-classification of Municipals Fund, see "General Information" and "Fund Highlights" in the Municipals Fund Prospectus.

INVESTMENT OBJECTIVE AND POLICIES
    For a discussion of Municipals Fund's investment objective and policies and risk factors associated with an investment in Municipals Fund, see "How the Fund Invests" in the Municipals Fund Prospectus.

DIRECTORS

    For a discussion of the responsibilities of Municipals Fund's Board of Directors, see "How the Fund is Managed" in the Municipals Fund Prospectus.

MANAGER AND PORTFOLIO MANAGER

    For a discussion of Municipals Fund's Manager and Subadviser and Municipals Fund's portfolio manager, see "How the Fund is Managed--Manager" in the Municipals Fund Prospectus.

PERFORMANCE

    For a discussion of Municipals Fund's performance during the fiscal year ended December 31, 1994, see Appendix A hereto.

MUNICIPALS FUND'S SHARES

    For a discussion of Municipals Fund's Class A, Class B and Class C shares, including voting rights, exchange rights and the conversion feature of Class B shares, and how the shares may be purchased and redeemed, see "Shareholder Guide" and "How the Fund is Managed" in the Municipals Fund Prospectus.

NET ASSET VALUE

    For a discussion of how the offering price of Municipals Fund's Class A, Class B and Class C shares is determined, see "How the Fund Values its Shares" in the Municipals Fund Prospectus.

TAXES, DIVIDENDS AND DISTRIBUTIONS

    For a discussion of Municipals Fund's policy with respect to dividends and distributions and the tax consequences of an investment in Class A, Class B or Class C shares, see "Taxes, Dividends and Distributions" in the Municipals Fund Prospectus.

OTHER CONSIDERATIONS

    Municipals Fund is subject to the informational requirements of the Investment Company Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. Proxy material, reports and other information filed by Municipals Fund can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

                          INFORMATION ABOUT THE SERIES

FINANCIAL INFORMATION


    For condensed financial information for each Series, see "Financial Highlights" in the Series' Prospectus and its Annual Report to Shareholders for the fiscal year ended August 31, 1994 and in its Semi-Annual Report to Shareholders for the six-months ended February 28, 1995, which accompanies this Prospectus and Proxy Statement.


GENERAL

    For a discussion of the organization, classification and sub-classification of each Series, see "General Information" and "Fund Highlights" in each Series' Prospectus.

INVESTMENT OBJECTIVE AND POLICIES

    For a discussion of each Series' investment objective and policies and risk factors associated with an investment in each Series, see "How the Fund Invests" in each Series' Prospectus.

TRUSTEES

    For a discussion of the responsibilities of Series Fund's Board of Trustees, see "How the Fund is Managed" in each Series' Prospectus.

MANAGER AND PORTFOLIO MANAGER

    For a discussion of each Series' Manager and Subadviser and portfolio manager, see "How the Fund is Managed--Manager" in each Series' Prospectus.

PERFORMANCE

    For a discussion of a Series' performance during the fiscal year ended August 31, 1994, see the Annual Report to Shareholders for the fiscal year ended August 31, 1994, which accompanies this Prospectus and Proxy Statement.

SERIES FUND'S SHARES

    For a discussion of each Series' Class A, Class B and Class C shares, including voting rights, exchange rights and the conversion feature of Class B shares, and how the shares may be purchased and redeemed, see "Shareholder Guide" and "How the Fund is Managed" in each Series' Prospectus.

NET ASSET VALUE

    For a discussion of how the offering price of each Series' Class A, Class B and Class C shares is determined, see "How the Fund Values its Shares" in each Series' Prospectus.

TAXES, DIVIDENDS AND DISTRIBUTIONS

    For a discussion of each Series' policy with respect to dividends and distributions and the tax consequences of an investment in Class A, Class B or Class C shares, see "Taxes, Dividends and Distributions" in each Series' Prospectus.

ADDITIONAL INFORMATION

    Additional information concerning each Series is incorporated herein by reference from each Series' current Prospectus dated December 30, 1994, and each Series' Annual Report to Shareholders for the fiscal year ended August 31, 1994. Copies of each Series' Prospectus and the Annual Report are available without charge upon oral or written request from Series Fund. To obtain a Series' Prospectus and Annual Report, call (800) 225-1852 or write to Prudential Mutual Fund Services, Inc., Raritan Plaza One, Edison, New Jersey 08837.


    Reports and other information filed by the Series can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can also be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

                               VOTING INFORMATION

    If the accompanying form of Proxy is executed properly and returned, shares represented by it will be voted at the Meeting in accordance with the instructions on the Proxy. However, if no instructions are specified, shares will be voted for the proposal. A Proxy may be revoked at any time prior to the time it is voted by written notice to the Secretary of Series Fund or by attendance at the Meeting. If sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of Proxies. Any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy. When voting on a proposed adjournment, the persons named as proxies will vote for the proposed adjournment all shares that they are entitled to vote, unless directed to disapprove the proposal, in which case such shares will be voted against the proposed adjournment. Any questions as to an adjournment of the Meeting will be voted on by the persons named in the enclosed Proxy in the same manner that the Proxies are instructed to be voted. In the event that the Meeting is adjourned, the same procedures will apply at a later Meeting date.

    If a Proxy that is properly executed and returned is accompanied by instructions to withhold authority to vote (an abstention) or represents a broker "non-vote" (that is, a Proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominee does not have discretionary power), the shares represented thereby, with respect to matters to be determined by a majority of the votes cast on such matters, will be considered present for purposes of determining the existence of a quorum for the transaction of business but, not being cast, will have no effect on the outcome of such matters. With respect to matters requiring the affirmative vote of a majority of the total shares outstanding, an abstention or broker non-vote will be considered present for purposes of determining the existence of a quorum but will have the effect of a vote against such matters.


    The close of business on August 11, 1995 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, each Series' Meeting. On that date, the Arizona Series had 2,504,936 Class A shares, 2,369,990 Class B shares and 950 Class C shares outstanding and entitled to vote, the Georgia Series had 909,336 Class A shares, 683,339 Class B shares and 18 Class C shares outstanding and entitled to vote, and the Minnesota Series had 903,710 Class A shares, 1,035,542 Class B shares and 70 Class C shares outstanding and entitled to vote.



    Each share of each Series will be entitled to one vote at such Series' Meeting. It is expected that the Notice of Special Meeting, Prospectus and Proxy Statement and form of Proxy will be mailed to each Series' shareholders on or about September 20, 1995.

    As of August 11, 1995, the beneficial owners, directly or indirectly, of more than 5% of the outstanding shares of any class of beneficial interest of each Series were:



    Marjorie T. Bergan, Trustee for the Marjorie T. Bergan Living Trust, 2011 E. Flynn Lane, Phoenix, AZ 85016-1133, who held 236,224 Class A shares of the Arizona Series (9.4%); Gaylord Rubin & Beverly Rubin, Trustees for the Gaylord and Beverly Rubin Family Trust, 4712 E. Palo Verde Drive, Phoenix, AZ 85018-1259, who held 158,347 Class A shares of the Arizona Series (6.3%); Madlyn
R. Schlosser, Trustee for the Schlosser Family Trust, 18170 N. 91st Ave, Apt 1156, Peoria AZ 85382-0868, who held 906 Class C shares of the Arizona Series (95.3%); Howard C. Kauffmann and Suzanne M. Kauffmann, 12 Water Witch Crossing, Savannah GA 31411-2813, who held 80,361 Class A shares of the Georgia Series (8.8%); and Joel B. Jensen, 1970 Stagecoach Trail South, Afton, MN 55001-9778, who held 52 Class C shares of the Minnesota Series (74.4%).



    The expenses of reorganization and solicitation will be borne by each Series and Municipals Fund in proportion to their respective assets and will include reimbursement to brokerage firms and others for expenses in forwarding proxy solicitation material to shareholders. The Trustees of Series Fund have retained Shareholder Communications Corporation, a proxy solicitation firm, to assist in the solicitation of Proxies for the Meeting. The fees and expenses of Shareholder Communications Corporation are not expected to exceed $10,400, excluding mailing and printing costs. The solicitation of Proxies will be largely by mail but may include telephonic, telegraphic or oral communication by regular employees of Prudential Securities and its affiliates, including Prudential Mutual Fund Management, Inc. This cost, including specified expenses, also will be borne by each Series and Municipals Fund in proportion to their respective assets.


                                 OTHER MATTERS

    No business other than as set forth herein is expected to come before the Meeting, but should any other matter requiring a vote of shareholders of a Series arise, including any question as to an adjournment of the Meeting, the persons named in the enclosed Proxy will vote thereon according to their best judgment in the interests of such Series, taking into account all relevant circumstances.

                            SHAREHOLDERS' PROPOSALS


    A Series Fund shareholder proposal intended to be presented at any subsequent meeting of the shareholders of such Series must be received by Series Fund a reasonable time before the Trustees' solicitation relating to such meeting is made in order to be included in such Series' Proxy Statement and form of Proxy relating to that meeting. The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in the proxy statement because certain rules under the federal securities laws must be complied with before inclusion of the proposal is required. In the event that the Plan is approved at this Meeting with respect to a Series, it is not expected that there will be any future shareholder meetings of such Series.



    It is the present intent of the Boards of Directors of Municipals Fund and the Trustees of Series Fund not to hold annual meetings of shareholders unless the election of Directors/Trustees is required under the Investment Company Act nor to hold special meetings of shareholders unless required by the Investment Company Act or state law.


                                          S. JANE ROSE
                                            SECRETARY


Dated: September 18, 1995

                             APPENDIX A
                        PERFORMANCE OVERVIEW


Letter to Shareholders

February 1, 1995

Dear Shareholder:

1994 was the best of times for the economy; the worst of times for the bond market. The economy surged and interest rates rose, but tax-free municipal bond prices fell sharply. (Bond prices move in the opposite direction of interest rates.) We're pleased to report that the National Municipals Fund performed better than the Lipper municipal bond fund average, although unfortunately total return was negative. The good news is that yields are substantially higher -- more than one and a quarter percentage points from a year ago for Class A shares.

Our Objective.

The Prudential National Municipals Fund seeks a high level of current income exempt from federal income taxes. Under normal circumstances, the Fund intends to invest at least 80% of the portfolio's assets in municipal bonds and notes. As of December 31, 1994, approximately 90% of the portfolio's assets were so invested, and the remainder was in cash and cash equivalents.

                       CUMULATIVE TOTAL RETURNS(1)
                            As of 12/31/94

                        1 Year     5 Years    10 Years      Since Inception(2)

Class A                 -6.0%        N/A         N/A              39.0%
Class B                 -6.4        35.7%       124.2%           239.6
Class C                 N/A          N/A         N/A              -2.6
Lipper Gen Muni. Avg.3  -6.5        36.0        136.1            255.2


                        AVERAGE ANNUAL TOTAL RETURNS(1)
                               As of 12/31/94

                        1 Year     5 Years     10 Years      Since Inception(2)
Class A                 -8.9%        N/A         N/A               6.3%
Class B                -11.4         6.1%        8.4%              8.7
Class C                 N/A          N/A         N/A              -3.6


Past performance is not indicative of future results.
Principal and investment return will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

(1) Source: Prudential Mutual Fund Management Inc. and Lipper Analytical Services, Inc. The cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges. The Fund charges a maximum front-end sales load of 3% for Class A shares and a contingent deferred sales charge of 5%, 4%, 3%, 2%, 1% and 1% for six years, for Class B shares. Class C shares have a 1% CDSC for one year. Beginning in February 1995, Class B shares will automatically convert to Class A shares on a quarterly basis, after approximately seven years.

(2) Inception dates: 1/22/90 Class A; 4/25/80, Class B; 8/1/94 Class C.

(3) Lipper average returns are for 184 funds for one year, 88 funds for five years, 31 funds for 10 years, and 31 funds since inception of the Classs B shares on 4/25/80.

The Fed Tightened.

In 1994, the U.S. economy grew at a robust annual rate approximating 4%, a pace stronger than many had anticipated as the year began. As a result, the Federal Reserve raised short-term interest rates six times during the year by increasing the federal funds interest rate (the interbank overnight lending rate) by 2.5 percentage points to 5.5%. The central bank moved because it believed the economy was growing so fast it might re-ignite inflation.

But if you've studied the Fund's returns, you might suspect that much more was afoot than the Federal Reserve's activity. Bond market investors were also worried that inflation would increase, so long-term interest rates rose as well. This fear sent the yield of The Bond Buyer's Revenue Bond Index up to 6.97% at year-end, from 5.52% in December, 1993. That's an extraordinary increase of nearly one and a half percentage points. Why? Because municipal bonds are more difficult to trade than U.S. Treasury securities -- there are more than 1.5 million issues outstanding sold by 300,000 different issuers and there is no central place to report transactions. Because the municipal bond market is less liquid and more complex than the Treasury market, falling bond prices hurt municipals more than Treasuries in 1994.

Despite rising interest rates, the economy continued to surge all year long. December unemployment fell to 5.4%, its lowest in four years as the economy finished its best year for job creation in a decade. Consumer confidence was at a four-year high. Skeptics argued that the economy was so robust that shortages must surely follow, driving up the cost of labor and materials. Yet inflation in 1994 was 2.7%, the same low level as 1993. So, it was the fear of rising inflation that scared the markets in 1994 -- the prospect, rather than the reality -- of an increase.

On the Hill:

In 1995, Congress is set to consider an initiative that would restore full income tax deductibility for individual retirement account contributions for middle-income wage earners. In addition, Congress will also debate creation of a new tax-deferred savings account, called "the American Dream Savings Account." Prudential Mutual Funds supports both of these proposals, and we urge you to share your own opinion with your Congressional representatives. We will keep you updated on the proposals as they make their way through the legislative process.

Maintained Defensive Posture In A Most Difficult Market.

To defend against rising interest rates, we raised the portfolio's cash and cash equivalents position. On December 31, 1993, we held only 2% of assets in cash and cash equivalents, but by the end of the first quarter, we had raised cash and cash equivalents to 11% of assets.
We ended 1994 with nearly 10% in cash and cash equivalents. By raising our cash position we cushioned the Fund somewhat from falling bond prices and also shortened our average maturity. In 1994, shorter maturities fared better than longer maturities, which are more sensitive to interest rate changes.

There were few opportunities for capital appreciation in the tax-free municipal bond market this year. Prices sank in the first quarter, changed little in the second and third quarters, and recovered only slightly in December. We shortened maturities considerably by year end.

We Emphasized  Premium, Non-callable Bonds.

We believe that intermediate- and long-term interest rates could be near their peak for this economic cycle. Interest rates should fall when investors become convinced that the Federal Reserve has prospective inflation under control. At that time, premium, non-callable bonds should appreciate and may be in demand because they offer above-average yields. We have invested about 25% of assets in premium, non-callable bonds with coupons ranging from 6% to 7.5%.

We have also increased holdings in insured bonds, which now comprise 35% of assets, up from 30% at the end of 1993. Of course, insurance does not afford protection against price risk. The prices of these higher quality insured bonds fell more than lower quality bonds in the first half of 1994, making them more attractive investments in the fourth quarter. Conversely, we will probably add more lower-quality securities to the Fund if yields decline in the future.

Fund Update:

Beginning in February 1995, Class B shareholders should begin to notice a change in their Fund holdings. That's when Class B shares will begin to convert to Class A shares, on a quarterly basis, approximately seven years after purchase. As you may know, Class A shares generally carry lower annual distribution expenses than Class B shares. Accordingly, after conversion, you will earn higher total returns on your investment than you would have as a Class B shareholder. This conversion will be processed automatically and won't require any further action on your part.

The Outlook: Rates Near Highs, Supply Is Falling.

For the first time in four years, cash was the investment of choice in 1994, performing better than stocks and bonds. We expect this year's bond market performance to be much closer to the historic average. But until the bond market becomes convinced that the Federal Reserve will prevent inflation from accelerating, interest rates and bond prices will remain volatile.

If the Federal Reserve's anti-inflationary campaign finally begins to slow economic growth around mid-year, it could lead to stable to slightly lower long-term yields by year-end.

It is important to emphasize here that the central bank directly controls only short-term interest rates, not long-term rates. The market may well take long-term interest rates higher, but we believe that the 30-year U.S. Treasury yield at 8% may be closer to the top of the interest rate cycle than the bottom. That's a five percentage point premium over the present inflation rate, a very healthy premium by historic standards.
And it makes today's real, inflation-adjusted yields attractive.

At the same time, the supply of tax-free municipal bonds is contracting sharply, and the zeal for austerity in government now sweeping the country might further curtail borrowing. In 1994, issuance of municipal bonds fell by 44%. A year from now, there should be far fewer bonds outstanding.
When interest rates stabilize and investors return to the market, we might see better performance from the tax-exempt municipal bond market.

As always, it is a pleasure to work for you. We appreciate the confidence you have shown in us by choosing the Prudential National Municipals Fund.


Sincerely,

Lawrence C. McQuade
President


Patricia Dolan
Portfolio Manager

                                                                      APPENDIX B

                      AGREEMENT AND PLAN OF REORGANIZATION


    Agreement and Plan of Reorganization (Agreement) made as of the 18th day of September, 1995, by and between Prudential Municipal Series Fund (Municipal Series Fund) and Prudential National Municipals Fund, Inc. (National Municipals
Fund) (collectively, with Municipal Series Fund, the Funds and each individually, a Fund). The Municipal Series Fund is a business trust organized under the laws of the Commonwealth of Massachusetts and the National Municipals Fund is a corporation organized under the laws of the State of Maryland and maintains its principal place of business at One Seaport Plaza, New York, New York 10292. Shares of each Fund are divided into three classes, designated Class A, Class B and Class C. Municipal Series Fund consists of 17 series, three of which are the Arizona Series, Georgia Series and Minnesota Series (collectively, the Series and each individually, a Series).


    This Agreement is intended to be, and is adopted as, a plan of reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). Each reorganization will comprise the transfer of the assets of the Arizona Series, Georgia Series or Minnesota
Series, as appropriate, in exchange solely for shares of common stock of National Municipals Fund, Class A shares for Class A shares, Class B shares for Class B shares and Class C shares for Class C shares, and National Municipals Fund's assumption of such Series' liabilities, if any, and the constructive distribution, after the Closing Date hereinafter referred to, of such shares of National Municipals Fund to the shareholders of the respective Series, and the termination of the Series as provided herein, all upon the terms and conditions as hereinafter set forth.

    In consideration of the premises and of the covenants and agreements set forth herein, the parties covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE SERIES IN EXCHANGE FOR SHARES OF NATIONAL MUNICIPALS FUND AND ASSUMPTION OF LIABILITIES, IF ANY, AND TERMINATION OF THE SERIES

1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, Municipal Series Fund agrees to sell, assign, transfer and deliver the assets of each Series, as set forth in paragraph 1.2, to National Municipals Fund, and National Municipals Fund agrees (a) to issue and deliver to each Series in exchange therefor (i) the number of shares of Class A Common Stock in National Municipals Fund determined by dividing the net asset value of the respective Series allocable to Class A shares of beneficial interest (computed in the manner and as of the time and date set forth in paragraph 2.1) by the net asset value allocable to a share of National Municipals Fund Class A Common Stock (computed in the manner and as of the time and date set forth in paragraph 2.2); (ii) the number of shares of Class B Common Stock in National Municipals Fund determined by dividing the net asset value of the respective Series allocable to Class B shares of beneficial interest (computed in the manner and as of the time and date set forth in paragraph 2.1) by the net asset value allocable to a share of National Municipals Fund Class B Common Stock (computed in the manner and as of the time and date set forth in paragraph 2.2); and (iii) the number of shares of Class C Common Stock in National Municipals Fund determined by dividing the net asset value allocable to Class C shares of beneficial interest (computed in the manner and as of the time and date set forth in paragraph 2.1) by the net asset value allocable to a share of

National Municipals Fund Class C Common Stock (computed in the manner and as of the time and date set forth in paragraph 2.2); and (b) to assume all of each Series' liabilities, if any, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3 (Closing).

1.2 The assets of each Series to be acquired by National Municipals Fund shall include without limitation all cash, cash equivalents, securities, receivables (including interest and dividends receivable) and other property of any kind owned by such Series and any deferred or prepaid expenses shown as assets on the books of such Series on the closing date provided in paragraph 3 (Closing Date). National Municipals Fund has no plan or intent to sell or otherwise dispose of any assets of the Series, other than in the ordinary course of business.

1.3 Except as otherwise provided herein, National Municipals Fund will assume all debts, liabilities, obligations and duties of each Series of whatever kind or nature, whether absolute, accrued, contingent or otherwise, whether or not determinable as of the Closing Date and whether or not specifically referred to in this Agreement; provided, however, that each Series agrees to utilize its best efforts to cause such Series to discharge all of the known debts, liabilities, obligations and duties of such Series prior to the Closing Date.

1.4 On or immediately prior to the Closing Date, each Series will declare and pay to its shareholders of record dividends and/or other distributions so that it will have distributed substantially all (and in any event not less than ninety-eight percent) of such Series' investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt interest income, if any, and realized net capital gains, if any, for all taxable years through its termination.

1.5 On a date (Termination Date), as soon after the Closing Date as is conveniently practicable, each Series will distribute PRO RATA to its Class A, Class B and Class C shareholders of record, determined as of the close of business on the Closing Date, the Class A, Class B and Class C shares of National Municipals Fund, respectively, received by the Series pursuant to paragraph 1.1 in exchange for their interest in such Series, and Municipal Series Fund will file with the Secretary of State of the Commonwealth of Massachusetts a Certificate of Termination terminating each Series. Such distribution will be accomplished by opening accounts on the books of National Municipals Fund in the names of each Series' shareholders and transferring thereto the shares credited to the account of the respective Series on the books of National Municipals Fund. Each account opened shall be credited with the respective PRO RATA number of National Municipals Fund Class A, Class B and Class C shares due such Series' Class A, Class B and Class C shareholders, respectively. Fractional shares of National Municipals Fund shall be rounded to the third decimal place.

1.6 National Municipals Fund shall not issue certificates representing its shares in connection with such exchange. With respect to any Series shareholder holding Series receipts for shares of beneficial interest as of the Closing Date, until National Municipals Fund is notified by Municipal Series Fund's transfer agent that such shareholder has surrendered his or her outstanding Series receipts for shares of beneficial interest or, in the event of lost, stolen or destroyed receipts for shares of beneficial interest, posted adequate bond or submitted a lost certificate form, as the case may be, National Municipals Fund will not permit such shareholder to (1) receive dividends or other distributions on National Municipals Fund shares in cash (although such dividends and distributions shall be credited to the account of such shareholder established on National Municipals Fund's books pursuant to paragraph 1.5, as provided in the next sentence), (2) exchange National Municipals Fund shares credited to such shareholder's account for shares of other Prudential Mutual Funds, or (3) pledge or redeem such shares. In the event that a shareholder is not permitted to receive dividends or other distributions on National Municipals Fund shares in cash as provided in the preceding sentence, National Municipals Fund shall pay such dividends or other distributions in additional

National Municipals Fund shares, notwithstanding any election such shareholder shall have made previously with respect to the payment of dividends or other distributions on shares of the Series. Each Series will, at its expense, request its shareholders to surrender their outstanding Series receipts for shares of beneficial interest, post adequate bond or submit a lost certificate form, as the case may be.

1.7 Ownership of National Municipals Fund shares will be shown on the books of the National Municipals Fund's transfer agent. Shares of National Municipals Fund will be issued in the manner described in National Municipals Fund's then-current prospectus and statement of additional information.

1.8 Any transfer taxes payable upon issuance of shares of National Municipals Fund in exchange for shares of one of the Series in a name other than that of the registered holder of the shares being exchanged on the books of that Series as of that time shall be paid by the person to whom such shares are to be issued as a condition to the registration of such transfer.

1.9 Any reporting responsibility with the Securities and Exchange Commission or any state securities commission of Municipal Series Fund with respect to a Series is and shall remain the responsibility of the Series up to and including the Termination Date.

1.10 All books and records of each Series, including all books and records required to be maintained under the Investment Company Act of 1940 (Investment Company Act) and the rules and regulations thereunder, shall be available to National Municipals Fund from and after the Closing Date and shall be turned over to National Municipals Fund on or prior to the Termination Date.

2.  VALUATION

2.1 The value of each Series' assets and liabilities to be acquired and assumed, respectively, by National Municipals Fund shall be the net asset value computed as of 4:15 p.m., New York time, on the Closing Date (such time and date being hereinafter called the Valuation Time), using the valuation procedures set forth in such Series' then-current prospectus and Municipal Series Fund's statement of additional information.

2.2 The net asset value of a share of National Municipals Fund shall be the net asset value per such share computed on a class-by-class basis as of the Valuation Time, using the valuation procedures set forth in National Municipals Fund's then-current prospectus and statement of additional information.

2.3 The number of National Municipals Fund shares to be issued (including fractional shares, if any) in exchange for the Series' net assets shall be calculated as set forth in paragraph 1.1.

2.4 All computations of net asset value shall be made by or under the direction of Prudential Mutual Fund Management, Inc. (PMF) in accordance with its regular practice as manager of the Funds.

3.  CLOSING AND CLOSING DATE

3.1 The Closing Date shall be October 20, 1995 or such later date as the parties may agree in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be at the office of National Municipals Fund or at such other place as the parties may agree.

3.2 State Street Bank and Trust Company (State Street), as custodian for each Series, shall deliver to National Municipals Fund at the Closing a certificate of an authorized officer of State Street stating that (a) the applicable Series' portfolio securities, cash and any other assets have been transferred in proper form to National Municipals Fund on the Closing Date and (b) all necessary taxes, if any, have been paid, or provision for payment has been made, in conjunction with the transfer of portfolio securities.

3.3 In the event that immediately prior to the Valuation Time (a) the New York Stock Exchange (NYSE) or other primary exchange is closed to trading or trading thereon is restricted or (b) trading or the reporting of trading on the NYSE or other primary exchange or elsewhere is disrupted so that accurate appraisal of the value of the net assets of the Series and of the net asset value per share of National Municipals Fund is impracticable, the Closing Date shall be postponed until the first business day after the date when such trading shall have been fully resumed and such reporting shall have been restored.

3.4 Municipal Series Fund shall deliver to National Municipals Fund on or prior to the Termination Date the names and addresses of each of the shareholders of each Series and the number of outstanding shares owned by each such shareholder, all as of the close of business on the Closing Date, certified by the Secretary or Assistant Secretary of Municipal Series Fund. National Municipals Fund shall issue and deliver to Municipal Series Fund at the Closing a confirmation or other evidence satisfactory to Municipal Series Fund that shares of National Municipals Fund have been or will be credited to each Series' account on the books of National Municipals Fund. At the Closing each party shall deliver to the other such bills of sale, checks, assignments, share certificates, receipts and other documents as such other party or its counsel may reasonably request to effect the transactions contemplated by this Agreement.

4.  REPRESENTATIONS AND WARRANTIES

4.1  Municipal Series Fund represents and warrants as follows:

4.1.1 Municipal Series Fund is a business trust duly organized and validly existing under the laws of the State of Massachusetts and each of the Series has been duly established in accordance with the terms of Municipal Series Fund's Declaration of Trust as a separate Series of Municipal Series Fund;

4.1.2 Municipal Series Fund is an open-end, management investment company duly registered under the Investment Company Act, and such registration is in full force and effect;

4.1.3 Municipal Series Fund is not, and the execution, delivery and performance of this Agreement will not, result in violation of any provision of the Declaration of Trust or By-Laws of Municipal Series Fund or of any material agreement, indenture, instrument, contract, lease or other undertaking to which any Series is a party or by which any Series is bound;

4.1.4 All material contracts or other commitments to which any Series, or the properties or assets of any Series, is subject, or by which any Series is bound except this Agreement will be terminated on or prior to the Closing Date without such Series or National Municipals Fund incurring any liability or penalty with respect thereto;

4.1.5 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against Municipal Series Fund or any of the properties or assets of any Series. Municipal Series Fund knows of no facts that might form the basis for the institution of such proceedings, and, with respect to each Series, Municipal Series Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

4.1.6 The Portfolio of Investments, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, and Financial Highlights of each Series at August 31, 1994 and for the year then ended (copies of which have been furnished to National Municipals Fund) have been audited by Deloitte & Touche LLP, independent accountants, in accordance with generally accepted auditing standards. Such financial statements are prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations, changes in net assets and financial highlights of such Series as of and for the period ended on such date, and there are no material known liabilities of each such Series (contingent or otherwise) not disclosed therein;

4.1.7 Since August 31, 1994, there has not been any material adverse change in any Series' financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by any Series of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by National Municipals Fund. For the purposes of this paragraph 4.1.7, a decline in net assets or change in the number of shares outstanding shall not constitute a material adverse change;

4.1.8 At the date hereof and at the Closing Date, all federal and other tax returns and reports of each Series required by law to have been filed on or before such dates shall have been timely filed, and all federal and other taxes shown as due on said returns and reports shall have been paid insofar as due, or provision shall have been made for the payment thereof, and, to the best of Municipal Series Fund's knowledge, all federal or other taxes required to be shown on any such return or report have been shown on such return or report, no such return is currently under audit and no assessment has been asserted with respect to such returns;

4.1.9 For each past taxable year since it commenced operations, each Series has met the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company and Municipal Series Fund intends to cause such Series to meet those requirements for the current taxable year; and, for each past calendar year since it commenced operations, each Series has made such distributions as are necessary to avoid the imposition of federal excise tax or have paid or provided for the payment of any excise tax imposed;

4.1.10 All issued and outstanding shares of the Series are, and at the Closing Date will be, duly and validly authorized, issued and outstanding, fully paid and non-assessable. All issued and outstanding shares of each Series will, at the time of the Closing, be held in the name of the persons and in the amounts set forth in the list of shareholders submitted to National Municipals Fund in accordance with the provisions of paragraph 3.4. No Series has outstanding any options, warrants or other rights to subscribe for or purchase any shares, nor is there outstanding any security convertible into any of its shares of any Series, except for the Class B shares of each Series which have the conversion feature described in such Series' Prospectus dated December 30, 1994;

4.1.11 At the Closing Date, the Municipal Series Fund will have good and marketable title to the assets of each Series to be transferred to National Municipals Fund pursuant to paragraph 1.1, and full right, power and authority to sell, assign, transfer and deliver such assets hereunder free of any liens, claims, charges or other encumbrances, and, upon delivery and payment for such assets, National Municipals Fund will acquire good and marketable title thereto;

4.1.12 The execution, delivery and performance of this Agreement has been duly authorized by the Trustees of the Municipal Series Fund and by all necessary action, other than shareholder approval, on the part of each Series, and this Agreement constitutes a valid and binding obligation of Municipal Series Fund and, subject to shareholder approval, of each Series;

4.1.13 The information furnished and to be furnished by Municipal Series Fund for use in applications for orders, registration statements, proxy materials and other documents that may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and is in compliance and shall comply in all material respects with applicable federal securities and other laws and regulations; and

4.1.14 On the effective date of the registration statement filed with the Securities and Exchange Commission (SEC) by National Municipals Fund on Form N-14 relating to the shares of National Municipals Fund issuable hereunder, and any supplement or amendment thereto (Registration Statement), at the time of the meeting of the shareholders of such Series and on the Closing Date, the Proxy Statement of such Series, the Prospectus of National Municipals Fund, and the Statement of Additional Information of National Municipals Fund to be included in the Registration Statement (collectively, Proxy Statement) (i) will comply in all material respects with the provisions and regulations of the Securities Act of 1933 (1933 Act), the Securities Exchange Act of 1934 (1934 Act) and the Investment Company Act, and the rules and regulations under such Acts and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein in light of the circumstances under which they were made or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this paragraph
4.1.14 shall not apply to statements in or omissions from the Proxy Statement and Registration Statement made in reliance upon and in conformity with information furnished by National Municipals Fund for use therein.

4.2  National Municipals Fund represents and warrants as follows:

4.2.1 National Municipals Fund is a corporation duly organized and validly existing under the laws of the State of Maryland;

4.2.2 National Municipals Fund is an open-end, management investment company duly registered under the Investment Company Act, and such registration is in full force and effect;

4.2.3 National Municipals Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of any provision of the Articles of Incorporation or By-Laws of National Municipals Fund or of any material agreement, indenture, instrument, contract, lease or other undertaking to which National Municipals Fund is a party or by which National Municipals Fund is bound;

4.2.4 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against National Municipals Fund or any of its properties or assets, except as previously disclosed in writing to the Municipal Series Fund. National Municipals Fund knows of no facts that might form the basis for the institution of such proceedings, and National Municipals Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

4.2.5 The Portfolio of Investments, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, and Financial Highlights of National Municipals Fund at December 31, 1994 and for the fiscal year then ended (copies of which have been furnished to Municipal Series Fund) have been audited by Price Waterhouse LLP, independent accountants, in accordance with generally accepted auditing standards. Such financial statements are prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations, changes in net assets and financial highlights of National Municipals Fund as of and for the period ended on such date, and there are no material known liabilities of National Municipals Fund (contingent or otherwise) not disclosed therein;

4.2.6 Since December 31, 1994, there has not been any material adverse change in National Municipal Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by National Municipals Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by Municipal Series Fund. For the purposes of this paragraph 4.2.6, a decline in net asset value per share or a decrease in the number of shares outstanding shall not constitute a material adverse change;

4.2.7 At the date hereof and at the Closing Date, all federal and other tax returns and reports of National Municipals Fund required by law to have been filed on or before such dates shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid insofar as due, or provision shall have been made for the payment thereof, and, to the best of National Municipals Fund's knowledge, all federal or other taxes required to be shown on any such return or report are shown on such return or report, no such return is currently under audit and no assessment has been asserted with respect to such returns;

4.2.8 For each past taxable year since it commenced operations, National Municipals Fund has met the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company and intends to meet those requirements for the current taxable year; and, for each past calendar year since it commenced operations, National Municipals Fund has made such distributions as are necessary to avoid the imposition of federal excise tax or has paid or provided for the payment of any excise tax imposed;

4.2.9 All issued and outstanding shares of National Municipals Fund are, and at the Closing Date will be, duly and validly authorized, issued and outstanding, fully paid and non-assessable. Except as contemplated by this Agreement, National Municipals Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares nor is there outstanding any security convertible into any of its shares, except for the Class B shares which have the conversion feature described in National Municipals Fund's Prospectus dated February 28, 1995;

4.2.10 The execution, delivery and performance of this Agreement has been duly authorized by the Board of Directors of National Municipals Fund and by all necessary corporate action on the part of National Municipals Fund, and this Agreement constitutes a valid and binding obligation of National Municipals Fund;

4.2.11 The shares of National Municipals Fund to be issued and delivered to Municipal Series Fund for and on behalf of each Series pursuant to this Agreement will, at the Closing Date, have been duly authorized and, when issued and delivered as provided in this Agreement, will be duly and validly issued and outstanding shares of National Municipals Fund, fully paid and non-assessable;

4.2.12 The information furnished and to be furnished by National Municipals Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and is and shall comply in all material respects with applicable federal securities and other laws and regulations; and

4.2.13 On the effective date of the Registration Statement, at the time of the meeting of the shareholders of each Series and on the Closing Date, the Proxy Statement and the Registration Statement (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the Investment Company Act and the rules and regulations under such Acts, (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) with respect to the Registration Statement, at the time it becomes effective, it will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this paragraph 4.2.13 shall not apply to statements in or omissions from the Proxy Statement and the Registration Statement made in reliance upon and in conformity with information furnished by the Series for use therein.

5.  COVENANTS OF NATIONAL MUNICIPALS FUND AND MUNICIPAL SERIES FUND

5.1 Municipal Series Fund, with respect to each Series, and National Municipals Fund each covenant to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that the ordinary course of business will include declaring and paying customary dividends and other distributions and such changes in operations as are contemplated by the normal operations of the Funds, except as may otherwise be required by paragraph 1.4 hereof.

5.2 Municipal Series Fund covenants to call a meeting of the shareholders of each Series to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated hereby (including the determinations of its Trustees as set forth in Rule 17a-8(a) under the Investment Company Act).

5.3 Municipal Series Fund covenants that National Municipals Fund shares to be received for and on behalf of each Series in accordance herewith are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 Municipal Series Fund covenants that it will assist National Municipals Fund in obtaining such information as National Municipals Fund reasonably requests concerning the beneficial ownership of each Series' shares.

5.5 Subject to the provisions of this Agreement, each Fund will take, or cause to be taken, all action, and will do, or cause to be done, all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

5.6 Municipal Series Fund covenants to prepare the Proxy Statement in compliance with the 1934 Act, the Investment Company Act and the rules and regulations under each Act.

5.7 Municipal Series Fund covenants that it will, from time to time, as and when requested by National Municipals Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action, as National Municipals Fund may deem necessary or desirable in order to vest in and confirm to National Municipals Fund title to and possession of all the assets of each Series to be sold, assigned, transferred and delivered hereunder and otherwise to carry out the intent and purpose of this Agreement.

5.8 National Municipals Fund covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the Investment Company Act (including the determinations of its Board of Directors as set forth in Rule 17a-8(a) thereunder) and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

5.9 National Municipals Fund covenants that it will, from time to time, as and when requested by Municipal Series Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take and cause to be taken such further action, as Municipal Series Fund may deem necessary or desirable in order to (i) vest in and confirm to the Municipal Series Fund title to and possession of all the shares of National Municipals Fund to be transferred to the shareholders of each Series pursuant to this Agreement and (ii) assume all of the liabilities of each Series in accordance with this Agreement.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF MUNICIPAL SERIES FUND

    The obligations of Municipal Series Fund to consummate the transactions provided for herein shall be subject to the performance by National Municipals Fund of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions:

6.1 All representations and warranties of National Municipals Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

6.2 National Municipals Fund shall have delivered to Municipal Series Fund on the Closing Date a certificate executed in its name by the President or a Vice President of National Municipals Fund, in form and substance satisfactory to Municipal Series Fund and dated as of the Closing Date, to the effect that the representations and warranties of National Municipals Fund in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as Municipal Series Fund shall reasonably request.

6.3 Municipal Series Fund shall have received on the Closing Date a favorable opinion from Sullivan & Cromwell, counsel to National Municipals Fund, dated as of the Closing Date, to the effect that:

    6.3.1 National Municipals Fund is a corporation duly organized and validly existing under the laws of the State of Maryland with power under its Articles of Incorporation to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted;

    6.3.2 This Agreement has been duly authorized, executed and delivered by National Municipals Fund and, assuming due authorization, execution and delivery of the Agreement by Municipal Series Fund on behalf of each Series, is a valid and binding obligation of National Municipals Fund enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

    6.3.3 The shares of National Municipals Fund to be distributed to the shareholders of each Series under this Agreement, assuming their due authorization, execution and delivery as contemplated by this Agreement, will be validly issued and outstanding and fully paid and non-assessable, and no shareholder of National Municipals Fund has any pre-emptive right to subscribe therefor or purchase such shares;

    6.3.4 The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, (i) conflict with National Municipals Fund's Articles of Incorporation or By-Laws or (ii) result in a default or a breach of (a) the Management Agreement dated January 7, 1980 between National Municipals Fund and Prudential Mutual Fund Management, Inc., (b) the Custodian Contract dated July 13, 1984 between National Municipals Fund and State Street Bank and Trust Company, (c) the Distribution Agreement (Class A shares) dated August 1, 1994 between National Municipals Fund and Prudential Mutual Fund Distributors, Inc., (d) the Distribution Agreement (Class B shares) dated August 1, 1994 between National Municipals Fund and Prudential Securities

    Incorporated, (e) the Distribution Agreement (Class C shares) dated August 1, 1994 between National Municipals Fund and Prudential Securities Incorporated and (f) the Transfer Agency and Service Agreement dated January 1, 1988; provided, however, that such counsel may state that they express no opinion as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

    6.3.5 To the knowledge of such counsel, no consent, approval, authorization, filing or order of any court or governmental authority is required for the consummation by National Municipals Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the Investment Company Act and such as may be required under state Blue Sky or securities laws;

    6.3.6 National Municipals Fund has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration; and

    6.3.7 To the knowledge of such counsel, (a) no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against National Municipals Fund or any of its properties or assets, and (b) National Municipals Fund is not a party to or subject to the provision of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business, except as otherwise disclosed.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF NATIONAL MUNICIPALS FUND

    The obligations of National Municipals Fund to complete the transactions provided for herein shall be subject to the performance by Municipal Series Fund of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions:

7.1 All representations and warranties of Municipal Series Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

7.2 Municipal Series Fund shall have delivered to National Municipals Fund on the Closing Date a statement of the assets and liabilities of each Series, which statements shall be prepared in accordance with generally accepted accounting principles consistently applied, together with a list of the portfolio securities of each Series showing the adjusted tax bases of such securities by lot, as of the Closing Date, certified by the Treasurer of Municipal Series Fund.

7.3 Municipal Series Fund shall have delivered to National Municipals Fund on the Closing Date a certificate executed in its name by its President or one of its Vice Presidents, in form and substance satisfactory to National Municipals Fund and dated as of the Closing Date, to the effect that the representations and warranties of Municipal Series Fund made in this Agreement are true and correct at and as of the Closing Date except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as National Municipals Fund shall reasonably request.

7.4 On or immediately prior to the Closing Date, Municipal Series Fund shall have declared and paid to the shareholders of record of each Series one or more dividends and/or other distributions so that it will have distributed substantially all (and in any event not less than ninety-eight percent) of such Series' investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt interest income, if any, and realized net capital gain, if any, of such Series for all completed taxable years from the inception of such Series through August 31, 1994, and for the period from and after August 31, 1994 through the Closing Date.

7.5 National Municipals Fund shall have received on the Closing Date a favorable opinion from Gardner, Carton & Douglas, counsel to Municipal Series Fund, dated as of the Closing Date, to the effect that:

    7.5.1 Municipal Series Fund is duly organized and validly existing under the laws of the Commonwealth of Massachusetts with power under its Declaration of Trust to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted and each of the Series has been duly established in accordance with the terms of the Municipal Series Fund's Declaration of Trust as a separate series of Municipal Series Fund;

    7.5.2 This Agreement has been duly authorized, executed and delivered by Municipal Series Fund and constitutes a valid and legally binding obligation of Municipal Series Fund enforceable against the assets of each Series in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

    7.5.3 The execution and delivery of the Agreement did not, and the performance by Municipal Series Fund of its obligations hereunder will not,
    (i) violate Municipal Series Fund's Declaration of Trust or By-Laws or (ii) result in a default or a breach of the Management Agreement, dated December 30, 1988, between Municipal Series Fund and Prudential Mutual Fund Management, Inc., the Custodian Contract, dated August 1, 1990, between Municipal Series Fund and State Street Bank and Trust Company, the
    Distribution Agreement (Class A shares), dated August 1, 1994, between Municipal Series Fund and Prudential Mutual Fund Distributors, Inc., the Distribution Agreement (Class B shares), dated August 1, 1994, between Municipal Series Fund and Prudential Securities Incorporated, the Distribution Agreement (Class C shares), dated August 1, 1994, between Municipal Series Fund and Prudential Securities Incorporated and the Transfer Agency and Service Agreement, dated January 1, 1988, between Municipal Series Fund and Prudential Mutual Fund Services, Inc.; provided, however, that such counsel may state that insofar as performance by Municipal Series Fund of its obligations under this Agreement is concerned they express no opinion as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

    7.5.4 All regulatory consents, authorizations and approvals required to be obtained by Municipal Series Fund under the federal laws of the United States and the laws of the Commonwealth of Massachusetts for the consummation of the transactions contemplated by this Agreement have been obtained;

    7.5.5 Such counsel knows of no litigation or any governmental proceeding instituted or threatened against Municipal Series Fund, involving any Series, that would be required to be disclosed in the Registration Statement and is not so disclosed; and

    7.5.6 Municipal Series Fund has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration.

    Such opinion may rely on an opinion of Massachusetts counsel to the extent it addresses Massachusetts law, and may assume for purposes of the opinion given pursuant to paragraph 7.5.2 that New York law is the same as Illinois law.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF NATIONAL MUNICIPALS FUND AND MUNICIPAL SERIES FUND

    The obligations of National Municipals Fund and Municipal Series Fund hereunder are subject to the further conditions that on or before the Closing
Date:

8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of (a) the Trustees of Municipal Series Fund and the Board of Directors of National Municipals Fund, as to the determinations set forth in Rule 17a-8(a) under the Investment Company Act, (b) the Board of Directors of National Municipals Fund as to the assumption by the National Municipals Fund of the liabilities of each Series and (c) the holders of the outstanding shares of each Series in accordance with the provisions of the Municipal Series Fund's Declaration of Trust and By-Laws, and certified copies of the resolutions evidencing such approvals shall have been delivered to National Municipals Fund.

8.2 Any proposed change to National Municipals Fund's operations that may be approved by the Board of Directors of National Municipals Fund subsequent to the date of this Agreement but in connection with and as a condition to implementing the transactions contemplated by this Agreement, for which the approval of National Municipals Fund shareholders is required pursuant to the Investment Company Act or otherwise, shall have been approved by the requisite vote of the holders of the outstanding shares of National Municipals Fund in accordance with the Investment Company Act and the provisions of the General Corporation Law of the State of Maryland, and certified copies of the resolution evidencing such approval shall have been delivered to Municipal Series Fund.

8.3 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

8.4 All consents of other parties and all consents, orders and permits of federal, state and local regulatory authorities (including those of the SEC and of state Blue Sky or securities authorities, including "no-action" positions of such authorities) deemed necessary by National Municipals Fund or Municipal Series Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of National Municipals Fund or any Series, provided, that either party hereto may for itself waive any part of this condition.

8.5 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued, and to the best knowledge of the parties hereto, no investigation or proceeding under the 1933 Act for that purpose shall have been instituted or be pending, threatened or contemplated.

8.6 The Funds shall have received on or before the Closing Date an opinion of Gardner, Carton & Douglas with respect to each Series satisfactory to each of them, substantially to the effect that for federal income tax purposes:

    8.6.1 The acquisition by National Municipals Fund of the assets of a Series in exchange solely for voting shares of National Municipals Fund and the assumption by National Municipals Fund of such Series' liabilities, if any, followed by the distribution of National Municipals Fund's voting shares pro rata to such Series' shareholders, pursuant to its termination and constructively in exchange for such Series' shares, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code, and each Fund will be "a party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code;

    8.6.2 Each Series' shareholders will recognize no gain or loss upon the constructive exchange of all of their shares of such Series solely for shares of National Municipals Fund in complete termination of such Series;

    8.6.3 No gain or loss will be recognized to any Series upon the transfer of its assets to National Municipals Fund in exchange solely for shares of National Municipals Fund and the assumption by National Municipals Fund of such Series' liabilities, if any, and the subsequent distribution of those shares to such Series' shareholders in complete termination of such Series;

    8.6.4 No gain or loss will be recognized to National Municipals Fund upon the acquisition of any Series' assets in exchange solely for shares of National Municipals Fund and the assumption of such Series' liabilities, if any;

    8.6.5 National Municipals Fund's basis for those assets will be the same as the basis thereof when held by the respective Series immediately before the transfer, and the holding period of such assets acquired by National Municipals Fund will include the holding period thereof when held by such Series;

    8.6.6 The Series shareholders' basis for the shares of National Municipals Fund to be received by them pursuant to the reorganization will be the same as their basis for the shares of the respective Series to be constructively surrendered in exchange therefor; and

    8.6.7 The holding period of National Municipals Fund shares to be received by each Series' shareholders will include the period during which the shares of such Series to be constructively surrendered in exchange therefor were held; provided such Series shares were held as capital assets by those shareholders on the date of the exchange.

9.  FINDER'S FEES AND EXPENSES

9.1 Each Fund represents and warrants to the other that there are no finder's fees payable in connection with the transactions provided for herein.

9.2 The expenses incurred in connection with the entering into and carrying out of the provisions of this Agreement shall be allocated to National Municipals Fund and each Series pro rata in a fair and equitable manner in proportion to their respective assets.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1  This Agreement constitutes the entire agreement between the Funds.

10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

    National Municipals Fund or Municipal Series Fund as to any Series may at its option terminate this Agreement at or prior to the Closing Date because of:

11.1 A material breach by the other of any representation, warranty or covenant contained herein to be performed at or prior to the Closing Date; or

11.2 A condition herein expressed to be precedent to the obligations of either party not having been met and it reasonably appearing that it will not or cannot be met; or

11.3 A mutual written agreement of Municipal Series Fund and National Municipals Fund.

    In the event of any such termination, there shall be no liability for damages on the part of either Fund (other than the liability of the Funds to pay their allocated expenses pursuant to paragraph 9.2) or any Director or officer of National Municipals Fund or any Trustee or officer of Municipal Series Fund.

12.  AMENDMENT

    This Agreement may be amended, modified or supplemented only in writing by the parties; provided, however, that following the shareholders' meetings called by Municipal Series Fund pursuant to paragraph 5.2, no such amendment may have the effect of changing the provisions for determining the number of shares of National Municipals Fund to be distributed to any Series' shareholders under this Agreement to the detriment of such shareholders without their further approval.

13.  NOTICES

    Any notice, report, demand or other communication required or permitted by any provision of this Agreement shall be in writing and shall be given by hand delivery, or prepaid certified mail or overnight service addressed to Prudential Mutual Fund Management, Inc., One Seaport Plaza, New York, New York 10292,
Attention: S. Jane Rose.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

14.1 The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2 This Agreement may be executed in any number of counterparts, each of which will be deemed an original.

14.3 This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

14.4 This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, and no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

15. NO LIABILITY OF SHAREHOLDERS OR TRUSTEES OF MUNICIPAL SERIES FUND; AGREEMENT AN OBLIGATION ONLY OF THE RESPECTIVE SERIES, AND ENFORCEABLE ONLY AGAINST ASSETS OF THE RESPECTIVE SERIES.

    The name "Prudential Municipal Series Fund" is the designation of the Trustees from time to time acting under an Amended and Restated Declaration of Trust dated August 17, 1994, as the same may be from time to time amended, and the names "Arizona Series", "Georgia Series" and "Minnesota Series" are the designations of three separate portfolios of the assets of Municipal Series Fund. The National Municipals Fund acknowledges that it must look, and agrees that it shall look, solely to the assets of each Series for the enforcement of any claims arising out of or based on the obligations of Municipal Series Fund hereunder, and with respect to obligations relating to any Series, only to the assets of such Series, and in particular that (i) neither the Trustees, officers, agents or shareholders of Municipal Series Fund assume or shall have any personal liability for obligations of Municipal Series Fund hereunder, (ii) none of the assets of Municipal Series Fund other than the portfolio assets of the Series may be resorted to for the enforcement of any claim based on the obligations of Municipal Series Fund hereunder, and (iii) none of the assets of any Series shall be subject to any claim based on the obligations of Municipal Series Fund hereunder which relate to any other Series.

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by the President or Vice President of each Fund.

                                Prudential Municipal Series Fund


                                By __/s/ Richard A. Redeker_____________________

                                   PRESIDENT

                                Prudential National Municipals Fund, Inc.


                                By __/s/ Robert F. Gunia________________________

                                   VICE PRESIDENT

                               TABLE OF CONTENTS


                                                                                                                PAGE
SYNOPSIS...................................................................................................           2
    General................................................................................................           2
    The Proposed Reorganizations...........................................................................           2
    Reasons for the Proposed Reorganizations...............................................................           3
    Certain Differences Between the Series and Municipals Fund.............................................           6
    Structure of the Series and Municipals Fund............................................................           7
    Investment Objectives and Policies.....................................................................           7
    Fees and Expenses......................................................................................           8
        Management Fees....................................................................................           8
        Distribution Fees..................................................................................           9
        Other Expenses.....................................................................................          10
        Expense Ratios.....................................................................................          10
    Purchases and Redemptions..............................................................................          13
    Exchange Privileges....................................................................................          14
    Dividends and Distributions............................................................................          14
    Federal Tax Consequences of Proposed Reorganizations...................................................          14
PRINCIPAL RISK FACTORS.....................................................................................          14
    Ratings................................................................................................          14
    Hedging Activities.....................................................................................          15
    Tax Considerations.....................................................................................          16
    Realignment of Investment Portfolio....................................................................          16
THE PROPOSED TRANSACTION...................................................................................          16
    Agreement and Plan of Reorganization...................................................................          16
    Reasons for the Reorganizations........................................................................          17
    Description of Securities to be Issued.................................................................          18
    Tax Considerations.....................................................................................          18
    Certain Comparative Information About the Funds........................................................          19
        Capitalization.....................................................................................          19
        Shareholder Meetings and Voting Rights.............................................................          19
        Shareholder Liability..............................................................................          20
        Liability and Indemnification of Directors and Trustees............................................          21
    Pro Forma Capitalization and Ratios....................................................................          22
INFORMATION ABOUT MUNICIPALS FUND..........................................................................          23
INFORMATION ABOUT THE SERIES...............................................................................          25
VOTING INFORMATION.........................................................................................          26
OTHER MATTERS..............................................................................................          27
SHAREHOLDERS' PROPOSALS....................................................................................          27
APPENDIX A--Performance Overview...........................................................................         A-1
APPENDIX B--Agreement and Plan of Reorganization...........................................................         B-1
TABLE OF CONTENTS
ENCLOSURES
    Prospectus of Prudential National Municipals Fund, Inc. dated February 28, 1995.
    Annual Report of Arizona Series, Georgia Series or Minnesota Series for the Fiscal Year ended August
     31, 1994.
    Semi-Annual Reports of Arizona Series, Georgia Series or Minnesota Series for the six-months ended
     February 28, 1995.

                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
                      STATEMENT OF ADDITIONAL INFORMATION


                            DATED SEPTEMBER 18, 1995


                            ACQUISITION OF ASSETS OF
           ARIZONA SERIES, GEORGIA SERIES AND MINNESOTA SERIES OF THE
                        PRUDENTIAL MUNICIPAL SERIES FUND
                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
                                 (800) 225-1852

                            ------------------------

                      BY AND IN EXCHANGE FOR THE SHARES OF
                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
                                 (800) 225-1852

    This Statement of Additional Information, relating specifically to the proposed transfer of all the assets and the assumption of all of the liabilities, if any, of the Arizona Series, the Georgia Series and the Minnesota Series of Prudential Municipal Series Fund (the Acquired Series) by Prudential National Municipals Fund, Inc. (the Acquiring Fund) consists of this cover page, the attached pro forma financial statements and the following described documents, each of which is attached hereto and incorporated herein by reference.

    1. The Statement of Additional Information of the Acquiring Fund dated February 28, 1995.

    2. The Semi-Annual Report to Shareholders of the Acquiring Fund for the six-month period ended June 30, 1995.

    3. The Annual Reports to Shareholders of the Acquired Series for the fiscal year ended August 31, 1994.


    The Statement of Additional Information is not a prospectus. A Prospectus and Proxy Statement dated September 18, 1995 relating to the above referenced matter may be obtained from the Acquiring Fund without charge by writing or calling Prudential National Municipals Fund, Inc. at the address or telephone number listed above. This Statement of Additional Information relates to, and should be read in conjunction with, the Prospectus and Proxy Statement.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The following are pro forma financial statements which give effect to the proposed transaction whereby all the assets of Prudential Municipal Series Fund:
Arizona Series, Georgia Series and Minnesota Series will be exchanged for shares of Prudential National Municipals Fund, Inc. and Prudential National Municipals Fund, Inc. will assume the liabilities, if any, of Prudential Municipal Series
Fund: Arizona Series, Georgia Series and Minnesota Series. Immediately thereafter, the shares of Prudential National Municipals Fund, Inc. will be distributed to the shareholders of Prudential Municipals Series Fund: Arizona Series, Georgia Series and Minnesota Series in a total liquidation of Prudential Municipal Series Fund: Arizona Series, Georgia Series and Minnesota Series which will subsequently be terminated. The following pro forma financial statements include a pro forma Portfolio of Investments at June 30, 1995, a pro forma Statement of Assets and Liabilities at June 30, 1995 and a pro forma Statement of Operations for the year ended June 30, 1995. In addition, a pro forma Statement of Assets and Liabilities at June 30, 1995 and a Statement of Operations for the year ended June 30, 1995 has been included giving effect to the proposed transaction whereby all the assets of Prudential Municipal Series
Fund: Arizona Series and Minnesota Series will be exchanged for shares of Prudential National Municipals Fund, Inc. and Prudential National Municipals Fund, Inc. will assume the liabilities, if any, of Prudential Municipal Series
Fund: Arizona Series and Minnesota Series.

                         PRO FORMA FINANCIAL STATEMENTS

                       PRO FORMA PORTFOLIO OF INVESTMENTS

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                PRINCIPAL AMOUNT
           -----------------------------------------------------------
                               PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    -----------------------------------
 MOODY'S   MUNICIPALS    ARIZONA     GEORGIA     MINNESOTA
 RATING    FUND, INC.    SERIES      SERIES       SERIES       TOTAL
---------  -----------  ---------  -----------  -----------  ---------
Baa1        $   6,000                                        $   6,000
Baa1            2,000                                            2,000
A                       $   1,375                                1,375
Aaa                           700                                  700
Aaa                         2,250                                2,250
Aaa                         2,000                                2,000
Aaa                         1,000                                1,000
A1                          1,500                                1,500
Aaa                         2,000                                2,000
Aaa                           500                                  500
BBB*                          250                                  250
BBB*                        1,780                                1,780
Baa                           450                                  450
Aaa                           725                                  725
Aaa                           285                                  285
Aaa                         2,000                                2,000
Aaa                         1,500                                1,500
Aaa                         1,500                                1,500
Aaa                         1,500                                1,500

                                                                                                   VALUE
                                                                                   --------------------------------------
                                                                                                   PRUDENTIAL MUNICIPAL
                                                                                    PRUDENTIAL         SERIES FUND
                                                                                     NATIONAL    ------------------------
 MOODY'S                                                                            MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                               FUND, INC.     SERIES       SERIES
---------  ----------------------------------------------------------------------  ------------  -----------  -----------
           LONG TERM INVESTMENTS -- 91.8%
           ALABAMA -- 1.1%
Baa1       Courtland Ind. Dev. Brd. Rev., 7.20%, 12/01/13                          $  6,414,360
Baa1       Courtland Ind. Dev. Brd. Rev., 5.90%, 02/01/17                             1,892,640
                                                                                   ------------  -----------  -----------
                                                                                      8,307,000  $         0  $         0
                                                                                   ------------  -----------  -----------
           ARIZONA -- 7.8%
A          Arizona St. Edl. Loan Mkt. Corp., 7.00%, 03/01/05                                       1,469,724
Aaa        Arizona St. Mun. Fin. Proj., 8.75%, 08/01/06, B.I.G                                       742,077
Aaa        Arizona St. Mun. Fin. Proj., 7.875%, 08/01/14, A.M.B.A.C.                               2,799,517
Aaa        Arizona St. Trans. Brd. Hwy. Rev., 7.00%, 07/01/09                                      2,224,460
Aaa        Arizona St. Univ. Sys. Rev., 7.00%, 07/01/10                                            1,135,420
A1         Central Arizona Wtr. Consv. Dist., 7.50%, 11/01/05                                      1,720,995
Aaa        Chandler, Cap. Apprec. Ref., Zero Coupon, 07/01/02, F.G.I.C.                            1,384,660
Aaa        Chandler, Cap. Apprec. Ref., 4.375%, 07/01/13, F.G.I.C.                                   416,130
BBB*       Guam Pwr. Auth. Rev., Ser. A, 6.625%, 10/01/14                                            253,230
BBB*       Guam Pwr. Auth. Rev., 6.75%, 10/01/24                                                   1,816,294
Baa        La Paz Cnty., Unified Sch. Dist., 9.40%, 07/01/96, F.G.I.C.                               471,744
Aaa        Maricopa Cnty. Hosp. Dist. No. 1, Facs. Rev., East Valley Behavioral
           Hlth. Fac. Proj., 7.80%, 06/01/13                                                         787,959
Aaa        Maricopa Cnty. Ind. Dev. Auth. Hosp. Fac. Rev., 12.00%, 01/01/08                          323,751
Aaa        Maricopa Cnty. Ind. Dev. Auth. Rev., 7.00%, 12/01/00, F.S.A.                            2,163,160
Aaa        Maricopa Cnty. Sch. Dist., Zero Coupon, 07/01/09, A.M.B.A.C.                              648,405
Aaa        Maricopa Cnty. Sch. Dist., Zero Coupon, 07/01/14, A.M.B.A.C.                              460,665
Aaa        Maricopa Cnty. Sch. Dist., Zero Coupon, 07/01/04, M.B.I.A.                                917,925


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

Baa1                    $  6,414,360
Baa1                       1,892,640
           -----------  ------------
           $         0     8,307,000
           -----------  ------------

A                          1,469,724
Aaa                          742,077
Aaa                        2,799,517
Aaa                        2,224,460
Aaa                        1,135,420
A1                         1,720,995
Aaa                        1,384,660
Aaa                          416,130
BBB*                         253,230
BBB*                       1,816,294
Baa                          471,744
Aaa
                             787,959
Aaa                          323,751
Aaa                        2,163,160
Aaa                          648,405
Aaa                          460,665
Aaa                          917,925

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
Aaa                     $   2,810                             $   2,810
Aaa                         1,140                                 1,140
Aaa                         1,500                                 1,500
Aaa                         1,330                                 1,330
Aaa                         1,000                                 1,000
Aaa                         1,050                                 1,050
Aaa                         1,200                                 1,200
Aaa                         1,000                                 1,000
Aaa                           500                                   500
BBB*                          465                                   465
Aaa                           810                                   810
Aaa                         3,000                                 3,000
Aaa                         2,700                                 2,700
Aaa         $   3,000@                                            3,000
Aaa                         3,455                                 3,455
Aaa                           895+                                  895
Aaa                           890+                                  890
Aaa                           105                                   105
Aaa                           110                                   110
Aa                          3,000                                 3,000
Aaa                           770                                   770
Aaa                           700                                   700
Aa1                           500                                   500
Aa1                         1,000                                 1,000
Aaa                         2,100                                 2,100
Aa                            500                                   500
Aaa                         1,000                                 1,000
A1              1,000                                             1,000
A1              1,100                                             1,100
A1              4,500                                             4,500
A1                          2,500                                 2,500
Aaa                         1,000                                 1,000
Aaa                           500                                   500
A1                          1,000                                 1,000

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           ARIZONA (CONTINUED)
Aaa        Maricopa Cnty. Sch. Dist., Zero Coupon, 07/01/04, A.M.B.A.C.                         $ 1,719,579
Aaa        Maricopa Cnty. Sch. Dist., Zero Coupon, 07/01/04                                         697,623
Aaa        Maricopa Cnty. Unified Sch. Dist., Zero Coupon, 07/01/07, F.G.I.C.                       749,910
Aaa        Maricopa Cnty. Unified Sch. Dist., Zero Coupon, 07/01/09, F.G.I.C.                       574,919
Aaa        Maricopa Cnty. Unified Sch. Dist., 6.25%, 07/01/11, F.G.I.C.                           1,067,010
Aaa        Maricopa County Arizona Unified School District Number 80, Zero
           Coupon, 07/01/10, M.B.I.A.                                                               420,714
Aaa        Maricopa County Arizona Unified School District Number 80, Zero
           Coupon, 07/01/11, M.B.I.A.                                                               450,276
Aaa        Navajo Cnty. Poll. Ctrl. Corp. Rev., 5.50%, 08/15/28                                     928,340
Aaa        Nogales Mun. Dev. Auth. Rev., 8.00%, 06/01/08, M.B.I.A.                                  555,940
BBB*       Peoria Bell Road Impvt. Dist., 7.20%, 01/01/11                                           495,788
Aaa        Phoenix Arpt. Rev. Ref., 6.40%, 07/01/12, M.B.I.A.                                       846,434
Aaa        Phoenix St. & Hwy. Rev., Zero Coupon, 07/01/12, F.G.I.C.                               1,053,570
Aaa        Pima Cnty. Ind. Dev. Auth. Rev., 7.25%, 07/15/10, F.S.A.                               2,970,945
Aaa        Pima Cnty. Unified Sch. Dist., 7.50%, 07/01/10, F.G.I.C.               $  3,580,230
Aaa        Pima Cnty., Unified Sch. Dist. No. 16, Zero Coupon, 07/01/09,
           F.G.I.C.                                                                               1,493,493
Aaa        Pima Cnty. Ind. Dev. Auth. Hlth. Care, Carondelet Hosp., 7.90%,
           07/01/05                                                                               1,001,944
Aaa        Pima Cnty. Ind. Dev. Auth. Hlth. Care, Carondelet Hosp., 8.00%,
           07/01/13                                                                                 998,838
Aaa        Pima Cnty. Ind. Dev. Auth. Hlth. Care, Carondelet Hosp., 7.90%,
           07/01/05                                                                                 114,036
Aaa        Pima Cnty. Ind. Dev. Auth. Hlth. Care, Carondelet Hosp., 8.00%,
           07/01/13                                                                                 121,096
Aa         Salt River Proj. Agric. Impvt. &, 5.00%, 01/01/30                                      2,545,920
Aaa        Santa Cruz Cnty. Unified Sch. Dist., Zero Coupon, 01/01/06                               424,532
Aaa        Santa Cruz Cnty. Unified Sch. Dist., Zero Coupon, 07/01/06                               375,151
Aa1        Scottsdale, Gen. Oblig., 5.50%, 07/01/09                                                 494,710
Aa1        Scottsdale, Gen. Oblig., 4.00%, 07/01/13                                                 782,580
Aaa        Scottsdale Ind. Dev. Auth. Rev., 8.50%, 09/01/07, A.M.B.A.C.                           2,306,661
Aa         Tempe, Gen. Oblig., 5.25%, 07/01/13                                                      467,405
Aaa        Tempe Union High Sch. Dist., 7.00%, 07/01/08                                           1,153,190
A1         Tucson, 7.375%, 07/01/11, Series A                                        1,161,640
A1         Tucson, 7.375%, 07/01/12, Series A                                        1,287,033
A1         Tucson, 7.375%, 07/01/13, Series A                                        5,279,850
A1         Tucson Arizona. Gen. Oblig., 5.375%, 07/01/20                                          2,304,975
Aaa        Tucson Wtr. Rev., 8.60%, 07/01/00, E.T.M.                                              1,174,510
Aaa        Tucson Wtr. Rev., 7.00%, 07/01/10, M.B.I.A.                                              534,700
A1         Tucson Wtr. Rev., 5.50%, 07/01/09                                                        978,990
                                                                                  ------------  -----------  -----------
                                                                                    11,308,753   49,539,895  $         0
                                                                                  ------------  -----------  -----------


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

Aaa                     $  1,719,579
Aaa                          697,623
Aaa                          749,910
Aaa                          574,919
Aaa                        1,067,010
Aaa
                             420,714
Aaa
                             450,276
Aaa                          928,340
Aaa                          555,940
BBB*                         495,788
Aaa                          846,434
Aaa                        1,053,570
Aaa                        2,970,945
Aaa                        3,580,230
Aaa
                           1,493,493
Aaa
                           1,001,944
Aaa
                             998,838
Aaa
                             114,036
Aaa
                             121,096
Aa                         2,545,920
Aaa                          424,532
Aaa                          375,151
Aa1                          494,710
Aa1                          782,580
Aaa                        2,306,661
Aa                           467,405
Aaa                        1,153,190
A1                         1,161,640
A1                         1,287,033
A1                         5,279,850
A1                         2,304,975
Aaa                        1,174,510
Aaa                          534,700
A1                           978,990
           -----------  ------------
           $         0    60,848,648
           -----------  ------------

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
BBB*        $  10,000                                         $  10,000
Aaa             2,400                                             2,400
Aaa             5,000                                             5,000
Aaa            10,000                                            10,000
Aaa             5,000                                             5,000
Aaa             2,000                                             2,000
Aaa             2,450                                             2,450
Aaa             2,000                                             2,000
Aaa             3,650                                             3,650
Aaa             2,000                                             2,000
Ba              1,600                                             1,600
Aa              5,000                                             5,000
Aa              3,000                                             3,000
BBB*            3,700                                             3,700
BBB*            7,960                                             7,960
A1              2,000                                             2,000
A              13,645                                            13,645
Aa                195                                               195
Aa              1,260                                             1,260
Aa2             5,000                                             5,000
NR              4,655+                                            4,655
NR                                   $     935                      935
Aa              4,410                                             4,410

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           CALIFORNIA -- 4.9%
BBB*       Foothill / Eastern Trans. Corr. Agcy., Zero Coupon, 01/01/20           $  1,767,200
Aaa        Glendale Redev. Agcy. Tax Alloc. Rev., 5.50%, 12/01/13, A.M.B.A.C.        2,282,568
Aaa        Los Angeles Met. Trans. Auth., 5.00%, 07/01/21, F.G.I.C.                  4,304,650
Aaa        San Bernardino Cnty. California Cert. of Part., Med. Ctr. Fin. Proj.,
           5.50%, 08/01/22, M.B.I.A.                                                 9,196,400
Aaa        San Jose Redev. Proj., 6.00%, 08/01/11, M.B.I.A.                          5,124,400
Aaa        Santa Margarita/Dana Point Auth., M.B.I.A., 7.25%, 08/01/09               2,301,520
Aaa        Santa Margarita/Dana Point Auth., M.B.I.A., 7.25%, 08/01/10               2,822,596
Aaa        Santa Margarita/Dana Point Auth., M.B.I.A., 7.25%, 08/01/14               2,306,640
Aaa        So. Orange Cnty. Pub. Fin. Auth., 8.00%, 08/15/09, F.G.I.C.               4,472,746
Aaa        So. Orange Cnty. Pub. Fin. Auth., 6.50%, 08/15/10, F.G.I.C.               2,158,460
Ba         West Contra Costa Sch. Dist., 7.125%, 01/01/24                            1,638,560
                                                                                  ------------  -----------  -----------
                                                                                    38,375,740  $         0  $         0
                                                                                  ------------  -----------  -----------
           COLORADO -- 2.7%
Aa         Colorado Hsg. Fin. Auth., 8.00%, 06/01/25                                 5,681,250
Aa         Colorado Hsg. Fin. Auth., 7.90%, 12/01/25                                 3,382,890
BBB*       Colorado Springs Arpt. Rev., 6.90%, 01/01/12, A.M.T.                      3,803,674
BBB*       Colorado Springs Arpt. Rev., 7.00%, 01/01/22, A.M.T.                      8,182,004
                                                                                  ------------  -----------  -----------
                                                                                    21,049,818            0            0
                                                                                  ------------  -----------  -----------
           CONNECTICUT -- 0.3%
A1         Connecticut St. Spec. Tax Oblig. Rev., Infrastructure, 7.125%,
           6/01/10                                                                   2,283,680
                                                                                  ------------  -----------  -----------
                                                                                     2,283,680            0            0
                                                                                  ------------  -----------  -----------
           FLORIDA -- 2.9%
A          Broward Cnty. Res. Rec., 7.95%, 12/01/08                                 14,967,883
Aa         Florida St. Brd. Ed., 9.125%, 06/01/14, E.T.M.                              271,693
Aa         Florida St. Brd. Ed., 9.125%, 06/01/14                                    1,719,371
Aa2        Hillsborough Cnty. Ind. Dev. Auth., Poll., 8.00%, 05/01/22                5,892,500
                                                                                  ------------  -----------  -----------
                                                                                    22,851,447            0            0
                                                                                  ------------  -----------  -----------
           GEORGIA -- 5.1%
NR         Atlanta Urban Res. Fin. Auth., Clark Atlanta Univ. Dorm., 9.25%,
           6/01/10                                                                   5,620,214
NR         Atlanta Urban Res. Fin. Auth., Clark Atlanta Univ., 9.25%, 06/01/10                                 1,128,872
Aa         Atlanta Wtr. & Swr. Rev., 6.00%, 01/01/11                                 4,494,804


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

BBB*                    $  1,767,200
Aaa                        2,282,568
Aaa                        4,304,650
Aaa
                           9,196,400
Aaa                        5,124,400
Aaa                        2,301,520
Aaa                        2,822,596
Aaa                        2,306,640
Aaa                        4,472,746
Aaa                        2,158,460
Ba                         1,638,560
           -----------  ------------
           $         0    38,375,740
           -----------  ------------

Aa                         5,681,250
Aa                         3,382,890
BBB*                       3,803,674
BBB*                       8,182,004
           -----------  ------------
                     0    21,049,818
           -----------  ------------

A1
                           2,283,680
           -----------  ------------
                     0     2,283,680
           -----------  ------------

A                         14,967,883
Aa                           271,693
Aa                         1,719,371
Aa2                        5,892,500
           -----------  ------------
                     0    22,851,447
           -----------  ------------

NR
                           5,620,214
NR                         1,128,872
Aa                         4,494,804

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
Aa                                   $     500                $     500
Aaa         $   5,000                                             5,000
Aaa                                        500                      500
Aaa                                        425                      425
Aaa                                        500                      500
Aaa                                        750                      750
Aaa                                        500                      500
Aa                                         750                      750
Aa3                                        500                      500
Aaa                                        750                      750
A1                                         500                      500
Aa3                                        750                      750
Baa1                                       750                      750
Aa                                         250                      250
Aa                                       1,325                    1,325
Aa                                         750                      750
A-*                                        600                      600
A1                                         475                      475
A1                                         250                      250
Aaa                                        750                      750
Aa              6,550                                             6,550
NR                                         635                      635
AA*                                        250                      250
A1                                         750                      750
Aaa                                        500                      500
Aaa                                        500                      500
Aaa                                        500                      500
Aaa                                        500                      500
Baa                                        500                      500
BBB*                                       500                      500

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           GEORGIA (CONTINUED)
Aa         Atlanta Wtr. & Swr. Rev., 4.75%, 01/01/23                                                         $   412,255
Aaa        Burke Cnty. Dev. Auth., Oglethorpe Pwr. Corp., 1st Mtg., 8.00%,
           01/01/22, M.B.I.A.                                                     $  5,918,000
Aaa        Burke Cnty. Dev. Auth., 6.625%, 10/01/24                                                              520,260
Aaa        Clarke Cnty. Sch. Dist., 5.50%, 07/01/08, F.G.I.C.                                                    424,996
Aaa        Clayton Cnty. Wtr. Auth., 6.65%, 05/01/12                                                             562,425
Aaa        Cobb Cnty. Kennestone Hosp., 5.00%, 04/01/24, M.B.I.A.                                                642,308
Aaa        Columbus Hosp. Auth. Rev., Antic., 8.25%, 01/01/07, B.I.G.                                            539,650
Aa         DeKalb Cnty. Wtr. & Swr. Rev., 5.25%, 10/01/23                                                        674,745
Aa3        DeKalb Private Hosp. Auth. Rev., 8.25%, 09/01/15                                                      526,555
Aaa        Douglasville-Douglas Cnty., 5.625%, 06/01/15, A.M.B.A.C.                                              729,398
A1         Forsyth Cnty. Sch. Dist. Dev. Rev., 6.75%, 07/01/16                                                   545,070
Aa3        Fulco Hosp. Auth. Rev., Antic. Cert., 7.75%, 10/01/08                                                 788,235
Baa1       Fulco Hosp. Auth. Rev., Antic. Cert., 6.375%, 09/01/22                                                693,255
Aa         Fulton Cnty. Bldg. Auth. Rev., 7.00%, 01/01/10                                                        272,432
Aa         Fulton Cnty. Bldg. Auth. Rev., Zero Coupon, 01/01/11                                                  525,919
Aa         Fulton Cnty. Sch. Dist. Rev., 6.375%, 05/01/17                                                        793,342
A-*        Georgia Mun. Gas Auth. Rev., 6.40%, 07/01/14                                                          601,170
A1         Georgia Mun. Elec. Auth. Pwr., 6.25%, 01/01/17                                                        479,489
A1         Georgia Mun. Elec. Auth. Pwr., 6.00%, 01/01/14                                                        247,247
Aaa        Georgia Municipal Electric Authority Power Revenue, 4.75%, 01/01/19,
           A.M.B.A.C.                                                                                            627,713
Aa         Georgia St. Res. Fin. Auth., 8.00%, 12/01/16                              7,073,738
NR         Green Cnty. Dev. Auth., 6.875%, 02/01/04                                                              685,514
AA*        Hancock County Georgia, 6.70%, 04/01/15                                                               257,695
A1         Henry Cnty. Sch. Dist. Dev. Rev., 6.45%, 08/01/11                                                     790,028
Aaa        Marietta Dev. Auth. Rev., 7.20%, 12/01/09, C.G.I.C.                                                   545,950
Aaa        Metro Atlanta Rapid Trnst Georgia Tax, 5.125%, 07/01/17, A.M.B.A.C.                                   448,615
Aaa        Metropolitan Atlanta Rapid Transit Authority Georgia, 6.90%,
           07/01/20, M.B.I.A.                                                                                    546,350
Aaa        Peach Cnty. Sch. Dist., 6.40%, 02/01/19, M.B.I.A.                                                     515,230
Baa        Savannah Hosp. Auth. Rev., 7.00%, 01/01/23                                                            495,770
BBB*       Toombs Cnty. Hosp., 7.00%, 12/01/17                                                                   488,905
                                                                                  ------------  -----------  -----------
                                                                                    23,106,756  $         0   16,509,393
                                                                                  ------------  -----------  -----------


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

Aa                      $    412,255
Aaa
                           5,918,000
Aaa                          520,260
Aaa                          424,996
Aaa                          562,425
Aaa                          642,308
Aaa                          539,650
Aa                           674,745
Aa3                          526,555
Aaa                          729,398
A1                           545,070
Aa3                          788,235
Baa1                         693,255
Aa                           272,432
Aa                           525,919
Aa                           793,342
A-*                          601,170
A1                           479,489
A1                           247,247
Aaa
                             627,713
Aa                         7,073,738
NR                           685,514
AA*                          257,695
A1                           790,028
Aaa                          545,950
Aaa                          448,615
Aaa
                             546,350
Aaa                          515,230
Baa                          495,770
BBB*                         488,905
           -----------  ------------
           $         0    39,616,149
           -----------  ------------

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
Aaa         $   3,055                                         $   3,055
Aaa             1,600                                             1,600
Baa2            9,000                                             9,000
Baa2            4,250                                             4,250
Baa2            6,000                                             6,000
Aa2             5,700                                             5,700
Aaa            13,500                                            13,500
Aaa             5,780                                             5,780
Baa2            5,000                                             5,000
NR              4,000                                             4,000
Baa3            5,000                                             5,000
Aaa             5,000                                             5,000
Aaa             4,400                                             4,400
Baa             4,000                                             4,000
NR              4,096                                             4,096
Baa1            4,000                                             4,000
Aaa             4,000                                             4,000
AA*             5,185                                             5,185
AA*             3,130                                             3,130

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           ILLINOIS -- 0.2%
Aaa        Kane & De Kalb Cntys. Illinois Cmnty. Unit Sch., A.M.B.A.C., Zero
           Coupon, 12/01/10                                                       $  1,182,713
Aaa        Kane & De Kalb Cntys. Illinois Cmnty. Unit Sch., A.M.B.A.C., Zero
           Coupon, 12/01/14                                                            473,440
                                                                                  ------------  -----------  -----------
                                                                                     1,656,153  $         0  $         0
                                                                                  ------------  -----------  -----------
           INDIANA -- 1.7%
Baa2       Indianapolis Int'l Arpt. Auth. Rev., 7.10%, 01/15/17                      9,319,860
Baa2       Indianapolis Int'l Arpt. Auth. Rev., 6.50%, 11/15/31                      4,037,500
                                                                                  ------------  -----------  -----------
                                                                                    13,357,360            0            0
                                                                                  ------------  -----------  -----------
           KENTUCKY -- 1.6%
Baa2       Henderson Cnty. Solid Waste Disp. Rev., Macmillan Bloedel Proj.,
           7.00%, 03/01/25                                                           6,222,060
Aa2        Jefferson Cnty. Poll. Ctrl. Rev., 7.75%, 02/01/19                         6,194,247
                                                                                  ------------  -----------  -----------
                                                                                    12,416,307            0            0
                                                                                  ------------  -----------  -----------
           LOUISIANA -- 3.6%
Aaa        New Orleans, Louisiana Cap. Apprec., Zero Coupon, 09/01/09,
           A.M.B.A.C.                                                                5,777,730
Aaa        Orleans Parish, Sch. Brd., 8.90%, 02/01/07, M.B.I.A., E.T.M.              7,575,673
Baa2       St. Charles Parish, Louisiana Pur. & Lt. Co., 6.875%, 07/01/24            5,114,150
NR         St. Charles Parish, Poll. Ctrl. Rev., 8.25%, 06/01/14                     4,412,680
Baa3       St. Charles Parish, Poll. Ctrl. Rev., 8.00%, 12/01/14                     5,502,600
                                                                                  ------------  -----------  -----------
                                                                                    28,382,833            0            0
                                                                                  ------------  -----------  -----------
           MARYLAND -- 2.0%
Aaa        Maryland St. Hlth. & Higher Ed. Facs. Auth. Rev., 5.00%, 07/01/18,
           F.G.I.C.                                                                  4,341,200
Aaa        Maryland St. Hlth. & Higher Ed. Facs. Auth. Rev., 5.00%, 07/01/20,
           F.G.I.C.                                                                  3,778,060
Baa        Maryland St. Hlth. & Higher Ed. Facs. Auth. Rev., 5.50%, 07/01/24         3,180,880
NR         Northeast Waste Disp. Auth., Baltimore City Sludge Proj., 7.25%,
           07/01/07                                                                  4,181,484
                                                                                  ------------  -----------  -----------
                                                                                    15,481,624            0            0
                                                                                  ------------  -----------  -----------
           MICHIGAN -- 2.1%
Baa1       Dickinson Cnty. Economic Dev. Auth., 5.85%, 10/01/18                      3,726,040
Aaa        Holland Sch. Dist., A.M.B.A.C., Zero Coupon, 05/01/12                     1,419,240
AA*        Michigan St. Hsg. Dev. Auth. Rev., 7.50%, 06/01/15                        5,527,625
AA*        Michigan St. Hsg. Dev. Auth. Rev., 7.75%, 12/01/19                        3,331,165


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

Aaa
                        $  1,182,713
Aaa
                             473,440
           -----------  ------------
           $         0     1,656,153
           -----------  ------------

Baa2                       9,319,860
Baa2                       4,037,500
           -----------  ------------
                     0    13,357,360
           -----------  ------------

Baa2
                           6,222,060
Aa2                        6,194,247
           -----------  ------------
                     0    12,416,307
           -----------  ------------

Aaa
                           5,777,730
Aaa                        7,575,673
Baa2                       5,114,150
NR                         4,412,680
Baa3                       5,502,600
           -----------  ------------
                     0    28,382,833
           -----------  ------------

Aaa
                           4,341,200
Aaa
                           3,778,060
Baa                        3,180,880
NR
                           4,181,484
           -----------  ------------
                     0    15,481,624
           -----------  ------------

Baa1                       3,726,040
Aaa                        1,419,240
AA*                        5,527,625
AA*                        3,331,165

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
A*          $   1,000                                         $   1,000
Aaa             1,100                                             1,100
Aaa             1,700                                             1,700
Aaa                                               $   1,575       1,575
Aaa                                                      10          10
Aaa                                                     500         500
Aaa                                                     750         750
A                                                       500         500
Aa                                                       10          10
A1                                                      820         820
A                                                       800         800
AAA*                                                    920         920
Aaa                                                   1,000       1,000
Aaa                                                     750         750
Aaa                                                   1,000       1,000
Aaa                                                   1,000       1,000
AA+*                                                    650         650
AA+*                                                    500         500
Aa1                                                     500         500
Aa1                                                     500         500
Aa                                                      500         500
A1                                                      300         300
A                                                       370         370
Aaa                                                     750         750
A                                                       370         370
Aaa                                                     500         500
Aaa                                                   1,000       1,000
NR                                                      500         500
Aaa             2,045                                             2,045
Aaa                                                     800         800
Aaa                                                     500         500
Aaa                                                   1,000       1,000

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           MICHIGAN (CONTINUED)
A*         Michigan St. Hsg. Dev. Auth. Rev., 7.55%, 04/01/23                     $  1,067,400
Aaa        Okemos Pub. Sch. Dist., Zero Coupon, 05/01/12, M.B.I.A.                     390,291
Aaa        Okemos Pub. Sch. Dist., Zero Coupon, 05/01/13, M.B.I.A.                     564,247
                                                                                  ------------  -----------  -----------
                                                                                    16,026,008  $         0  $         0
                                                                                  ------------  -----------  -----------
           MINNESOTA -- 3.3%
Aaa        Anoka Hennepin Minnesota Independent School District
           Number 11, Zero Coupon, 02/01/12, C.G.I.C.
Aaa        Dakota Cnty. Hsg. & Redev. Auth., 9.375%, 05/01/18, F.G.I.C.
Aaa        Metropolitan Council of Minneapolis, 6.75%, 09/01/10
Aaa        Metropolitan Council of Minneapolis, 6.25%, 12/01/06
A          Metropolitan Council of Minneapolis, 6.00%, 10/01/09
Aa         Minneapolis Cmnty. Dev. Agcy., 9.875%, 12/01/15
A1         Minneapolis Hosp. Rev., 8.70%, 12/01/02
A          Minneapolis Hosp. Rev., 8.125%, 08/01/17
AAA*       Minneapolis-St. Paul Hsg. Fin., 7.30%, 08/01/31, G.N.M.A.
Aaa        Minneapolis-St. Paul Met. Arpts., 7.80%, 01/01/14
Aaa        Minneapolis Cmnty. Dev. Agcy., Zero Coupon, 09/01/01, M.B.I.A.
Aaa        Minneapolis Cmnty. Dev. Agcy., Zero Coupon, 03/01/06, M.B.I.A.
Aaa        Minneapolis Cmnty. Dev. Agcy., Zero Coupon, 09/01/07, M.B.I.A.
AA+*       Minnesota Pub. Facs. Auth., 7.00%, 03/01/09
AA+*       Minnesota Pub. Facs. Auth., 6.90%, 03/01/03
Aa1        Minnesota St, Gen. Oblig., 6.00%, 10/01/13
Aa1        Minnesota St, 6.25%, 08/01/14
Aa         Minnesota St. Higher Ed. Facs. Auth. Rev., 6.40%, 03/01/22
A1         Minnesota St. Higher Ed. Facs. Auth. Rev., 5.60%, 09/01/14
A          Northern Mun. Pwr. Agcy., 7.25%, 01/01/16
Aaa        Northern Mun. Pwr. Agcy., 5.50%, 01/01/18, A.M.B.A.C.
A          Northfield Coll. Fac. Rev., 6.30%, 10/01/12
Aaa        Ramsey Cnty., Gen. Oblig., 7.25%, 02/01/04
Aaa        Robbinsdale Hosp. Rev., 5.55%, 05/15/19, A.M.B.A.C.
NR         Rochester Hlth. Care Facs. Rev., 8.30%, 11/15/07
Aaa        St. Louis Park Hlth. Care Facs. Rev., Hlth. Sys., 5.20%, 07/01/23,
           A.M.B.A.C.                                                                1,816,798
Aaa        St. Louis Park Hosp. Rev., 7.25%, 07/01/18, A.M.B.A.C.
Aaa        St. Paul Hsg. & Redev. Auth., 5.55%, 05/15/23, A.M.B.A.C.
Aaa        St. Paul Hsg. & Redev. Auth., 5.25%, 09/01/05, A.M.B.A.C.


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

A*                      $  1,067,400
Aaa                          390,291
Aaa                          564,247
           -----------  ------------
           $         0    16,026,008
           -----------  ------------

Aaa
               573,001       573,001
Aaa             10,715        10,715
Aaa            528,205       528,205
Aaa            792,472       792,472
A              505,240       505,240
Aa              10,397        10,397
A1             920,352       920,352
A              878,368       878,368
AAA*           969,202       969,202
Aaa          1,100,390     1,100,390
Aaa            548,047       548,047
Aaa            549,570       549,570
Aaa            498,680       498,680
AA+*           697,996       697,996
AA+*           551,425       551,425
Aa1            507,025       507,025
Aa1            501,070       501,070
Aa             510,810       510,810
A1             283,794       283,794
A              400,943       400,943
Aaa            711,990       711,990
A              380,926       380,926
Aaa            534,445       534,445
Aaa            939,580       939,580
NR             569,925       569,925
Aaa
                           1,816,798
Aaa            904,984       904,984
Aaa            467,750       467,750
Aaa            998,360       998,360

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
Baa                                               $     820   $     820
AAA*                                                  1,147       1,147
Aaa                                                   3,250       3,250
Aaa         $   9,950                                             9,950
Aaa                                                     195         195
Aaa                                                     305         305
A1                                                    1,000       1,000
A1                                                      500         500
Baa3            5,000                                             5,000
Aaa             7,640                                             7,640
Aaa             4,695                                             4,695
Ba              2,600                                             2,600
BBB-*           7,000                                             7,000
Aaa             3,420                                             3,420
A               3,000                                             3,000
Aaa            10,000                                            10,000
Aaa             2,500                                             2,500
Aa              2,000                                             2,000
A-*             5,500                                             5,500
Baa1            5,000                                         $   5,000
Baa1            3,500                                             3,500
Baa1            1,500                                             1,500
Baa1            2,000                                             2,000
Baa1            1,500                                             1,500
Baa1            5,000                                             5,000
Aaa            21,250                                            21,250

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           MINNESOTA (CONTINUED)
Baa        St. Paul Port Auth., Energy Park, 8.00%, 12/01/07
AAA*       St. Paul Science Museum, 7.50%, 12/15/01
Aaa        Southern Minnesota Mun. Pwr. Agcy. Supply Sys., Zero Coupon,
           01/01/20, M.B.I.A.
Aaa        Southern Mun. Pwr. Agcy., Pwr. Supply Sys., Zero Coupon, 01/01/21,
           M.B.I.A.                                                               $  2,122,833
Aaa        Southern Minnesota Municipal Power Agency Power Supply Systems,
           5.50%, 01/01/15
Aaa        Southern Minnesota Municipal Power Agency Power Supply Systems,
           5.50%, 01/01/15, A.M.B.A.C.
A1         Univ. of Minnesota Rev., 6.00%, 02/01/11
A1         Western Mun. Pwr. Agcy., 5.50%, 01/01/15
                                                                                  ------------  -----------  -----------
                                                                                     3,939,631  $         0  $         0
                                                                                  ------------  -----------  -----------
           NEVADA -- 0.6%
Baa3       Clark Cnty., 6.50%, 12/01/33                                              4,769,850
                                                                                  ------------  -----------  -----------
                                                                                     4,769,850            0            0
                                                                                  ------------  -----------  -----------
           NEW JERSEY -- 5.6%
Aaa        Bergen Cnty. Util. Auth., Wtr. Poll. Ctrl. Rev., Zero Coupon,
           12/15/07, F.G.I.C.                                                        3,886,162
Aaa        Bergen Cnty. Util. Auth., Wtr. Poll. Ctrl. Rev., Zero Coupon,
           12/15/09, F.G.I.C.                                                        2,071,481
Ba         Camden Cnty. Poll. Ctrl. Fin. Auth., 7.50%, 12/01/09                      2,636,946
BBB-*      Hudson Cnty. Impvt. Auth., 7.10%, 01/01/20                                6,896,120
Aaa        New Jersey St. Hsg. & Mtge. Fin. Agcy. 7.70%, 10/01/29, A.M.T.,
           M.B.I.A.                                                                  3,627,218
A          New Jersey St. Tpke. Auth. Rev., 6.75%, 01/01/08                          3,230,910
Aaa        New Jersey St. Tpke. Auth. Rev., 6.50%, 01/01/16, F.S.A.                 10,820,500
Aaa        New Jersey St. Tpke. Auth. Rev., 6.50%, 01/01/16, M.B.I.A.                2,705,125
Aa         New Jersey Waste Wtr.Treat., 6.875%, 06/15/09                             2,186,820
A-*        Union Cnty. Utils. Auth., 7.10%, 06/15/06                                 5,668,575
                                                                                  ------------  -----------  -----------
                                                                                    43,729,857            0            0
                                                                                  ------------  -----------  -----------
           NEW YORK -- 11.0%
Baa1       New York City, Gen. Oblig., 8.25%, 11/15/02                               5,688,200
Baa1       New York City, Gen. Oblig., 8.00%, 08/01/03                               3,921,190
Baa1       New York City, Gen. Oblig., 8.00%, 08/01/04                               1,687,080
Baa1       New York City, Gen. Oblig., 7.75%, 08/15/04                               2,225,060
Baa1       New York City, Gen. Oblig., 8.25%, 06/01/06                               1,751,025
Baa1       New York City, Gen. Oblig., 7.65%, 02/01/07                               5,437,000
Aaa        New York City, Mun. Wtr. Fin. Auth., Wtr. & Swr. Sys. Rev., 6.75%,
           06/15/16, F.G.I.C.                                                       22,838,437


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

Baa        $   919,113  $    919,113
AAA*         1,246,174     1,246,174
Aaa
               745,517       745,517
Aaa
                           2,122,833
Aaa
               187,779       187,779
Aaa
               291,309       291,309
A1           1,006,990     1,006,990
A1             467,125       467,125
           -----------  ------------
            21,709,669    25,649,300
           -----------  ------------

Baa3                       4,769,850
           -----------  ------------
                     0     4,769,850
           -----------  ------------

Aaa
                           3,886,162
Aaa
                           2,071,481
Ba                         2,636,946
BBB-*                      6,896,120
Aaa
                           3,627,218
A                          3,230,910
Aaa                       10,820,500
Aaa                        2,705,125
Aa                         2,186,820
A-*                        5,668,575
           -----------  ------------
                     0    43,729,857
           -----------  ------------

Baa1                       5,688,200
Baa1                       3,921,190
Baa1                       1,687,080
Baa1                       2,225,060
Baa1                       1,751,025
Baa1                       5,437,000
Aaa
                          22,838,437

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
Baa1        $   5,725                                         $   5,725
Aa              5,000                                             5,000
A               6,750                                             6,750
A               5,500                                             5,500
Aaa             3,000                                             3,000
Aaa             3,000                                             3,000
A1              5,000                                             5,000
Aaa             8,500                                             8,500
Aaa             5,000                                             5,000
Aaa             8,000                                             8,000
Aaa             5,000                                             5,000
Aaa             2,685                                             2,685
Aaa             5,230                                             5,230
Aaa            13,500                                            13,500
Baa2           19,000                                            19,000
Aaa             8,535                                             8,535
A1              6,000                                             6,000
Aaa             4,840                                             4,840
Aaa             3,400                                             3,400
Aaa             2,500                                             2,500

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           NEW YORK (CONTINUED)
Baa1       New York St. Dorm. Auth. Rev., 5.50%, 05/15/13                         $  5,243,070
Aa         New York St. Environmental, 5.75%, 06/15/12                               4,883,500
A          New York St. Local Gov't. Assist. Corp., Zero Coupon, 04/01/13            2,251,935
A          New York St. Local Gov't. Assist. Corp., 6.00%, 04/01/14                  5,733,200
Aaa        New York St. Urban Dev. Corp. Rev., 5.50%, 01/01/14, F.S.A.               2,827,260
Aaa        New York St. Urban Dev. Corp. Rev., 6.50%, 01/01/09, F.S.A.               3,256,380
A1         Port Auth. New York & New Jersey, 5.20%, 11/15/16                         4,488,050
Aaa        Triborough Bridge & Tunl. Auth., 6.625%, 01/01/12, M.B.I.A.               9,266,870
Aaa        Triborough Bridge & Tunl. Auth., 5.00%, 01/01/15, M.B.I.A.                4,471,900
                                                                                  ------------  -----------  -----------
                                                                                    85,970,157  $         0  $         0
                                                                                  ------------  -----------  -----------
           NORTH CAROLINA -- 0.9%
Aaa        Charlotte, Cert. of Part., 5.00%, 12/01/21, A.M.B.A.C.                    6,936,400
                                                                                  ------------  -----------  -----------
                                                                                     6,936,400            0            0
                                                                                  ------------  -----------  -----------
           NORTH DAKOTA -- 0.7%
Aaa        Mercer Cnty., 7.20%, 06/30/13, A.M.B.A.C.                                 5,745,200
                                                                                  ------------  -----------  -----------
                                                                                     5,745,200            0            0
                                                                                  ------------  -----------  -----------
           OHIO -- 2.9%
Aaa        Cleveland Pub. Pwr. Sys. Rev., Zero Coupon, 11/15/10, M.B.I.A.            1,080,310
Aaa        Ohio Mun. Elec. Generation Agcy., A.M.B.A.C., 5.375%, 02/15/24            4,765,105
Aaa        Ohio St. Wtr. Dev. Auth. Poll. Ctrl. Fac. Rev., 7.80%, 11/01/14,
           A.M.B.A.C.                                                               16,507,395
                                                                                  ------------  -----------  -----------
                                                                                    22,352,810            0            0
                                                                                  ------------  -----------  -----------
           OKLAHOMA -- 2.5%
Baa2       Tulsa Mun. Arpt. Trust Rev., 7.375%, 12/01/20                            19,649,230
                                                                                  ------------  -----------  -----------
                                                                                    19,649,230
                                                                                  ------------  -----------  -----------
           PENNSYLVANIA -- 3.4%
Aaa        Allegheny Cnty. Arpt. Rev., Greater Pittsburgh Int'l. Arpt., 8.25%,
           01/01/16, M.B.I.A.                                                        9,397,376
A1         Pennsylvania St. Univ., Gen. Oblig., 5.50%, 08/15/16                      5,615,580
Aaa        Philadelphia Wtr. & Waste Auth. Rev., 6.25%, 08/01/07, M.B.I.A.           5,192,546
Aaa        Philadelphia Wtr. & Waste Auth. Rev., 6.25%, 08/01/09, M.B.I.A.           3,599,512
Aaa        Philadelphia Wtr. & Waste Auth. Rev., 6.25%, 08/01/11, M.B.I.A.           2,627,175
                                                                                  ------------  -----------  -----------
                                                                                    26,432,189            0            0
                                                                                  ------------  -----------  -----------


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

Baa1                    $  5,243,070
Aa                         4,883,500
A                          2,251,935
A                          5,733,200
Aaa                        2,827,260
Aaa                        3,256,380
A1                         4,488,050
Aaa                        9,266,870
Aaa                        4,471,900
           -----------  ------------
           $         0    85,970,157
           -----------  ------------

Aaa                        6,936,400
           -----------  ------------
                     0     6,936,400
           -----------  ------------

Aaa                        5,745,200
           -----------  ------------
                     0     5,745,200
           -----------  ------------

Aaa                        1,080,310
Aaa                        4,765,105
Aaa
                          16,507,395
           -----------  ------------
                     0    22,352,810
           -----------  ------------

Baa2                      19,649,230
           -----------  ------------
                          19,649,230
           -----------  ------------

Aaa
                           9,397,376
A1                         5,615,580
Aaa                        5,192,546
Aaa                        3,599,512
Aaa                        2,627,175
           -----------  ------------
                     0    26,432,189
           -----------  ------------

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
Aaa         $   5,000                                         $   5,000
Baa1            4,000                                             4,000
Baa1            4,460                                             4,460
Baa1            4,000                                             4,000
Aaa             2,900                                             2,900
Aaa             4,000                                             4,000
Aaa             1,400                                             1,400
Aaa             9,200                                             9,200
Baa1            5,000                                             5,000
Aaa             5,065                                             5,065
Baa1            2,500                                             2,500
Baa1            1,050                                             1,050
Aaa             1,500                                             1,500
Aaa             7,600                                             7,600
Aaa             8,200                                             8,200
Aaa             6,865                                             6,865
Aaa                     $   2,000                                 2,000
Baa1                        2,500                                 2,500
Baa1                          490                                   490
Aaa                                  $     450                      450
Aaa                                        750                      750
Aaa             7,415                                             7,415
Aaa             4,300                                             4,300
Aaa             5,000                                             5,000
Baa1            5,000                                             5,000
Baa2            1,500                                             1,500
A               5,400                                             5,400
Aaa             3,500                                             3,500
Aaa             3,500                                             3,500

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           PUERTO RICO -- 9.4%
Aaa        Puerto Rico Comnwlth., 5.25%, 07/01/18, M.B.I.A.                       $  4,605,400
Baa1       Puerto Rico Hwy. & Trans. Auth. Rev., 6.625%, 07/01/12                    4,160,640
Baa1       Puerto Rico Hwy. & Trans. Auth. Rev., 6.625%, 07/01/12                    4,639,114
Baa1       Puerto Rico Hwy. & Trans. Auth. Rev., 5.25%, 07/01/20                     3,534,000
Aaa        Puerto Rico Hwy. & Trans. Auth. Rev., 5.25%, 07/01/20, F.S.A.             2,634,012
Aaa        Puerto Rico Hwy. & Trans. Auth. Rev., 5.25%, 07/01/21, F.S.A.             3,646,560
Aaa        Puerto Rico Hwy. & Trans. Auth. Rev., 5.00%, 07/01/22, F.S.A.             1,227,422
Aaa        Puerto Rico Public Bldgs. Auth. Rev., 5.75%, 07/01/15, A.M.B.A.C.         9,060,252
Baa1       Puerto Rico Public Bldgs. Auth. Rev., 5.60%, 07/01/08                     4,909,550
Aaa        Puerto Rico Public Bldgs. Auth. Rev., 5.75%, 07/01/10, F.S.A.             5,125,932
Baa1       Puerto Rico Elec. Pwr. Auth., Pwr. Rev., 7.00%, 07/01/07                  2,745,475
Baa1       Puerto Rico Elec. Pwr. Auth., Pwr. Rev., 6.125%, 07/01/08                 1,065,508
Aaa        Puerto Rico Elec. Pwr. Auth., Pwr. Rev., 6.125%, 07/01/08, C.G.I.C.       1,591,995
Aaa        Puerto Rico Tel. Auth. Rev., 5.449%, 01/16/15, M.B.I.A.                   7,352,848
Aaa        Puerto Rico Tel. Auth. Rev., 5.25%, 01/25/07, M.B.I.A.                    8,108,898
Aaa        University of Puerto Rico Sys. Rev., Cap. Apprec., Zero Coupon,
           06/01/11, M.B.I.A.                                                        2,784,238
Aaa        Puerto Rico Comnwlth., 5.782%, 07/01/08, M.B.I.A.                                    $ 2,043,820
Baa1       Puerto Rico Hwy. & Trans. Auth. Rev., 5.50%, 07/01/15                                  2,328,000
Baa1       Puerto Rico Comnwlth., 7.70%, 07/01/03                                                   565,955
Aaa        Puerto Rico Comnwlth., 7.382%, 07/01/20                                                           $   429,188
Aaa        Puerto Rico Comnwlth., 5.50%, 07/01/13                                                                721,822
                                                                                  ------------  -----------  -----------
                                                                                    67,191,844    4,937,775    1,151,010
                                                                                  ------------  -----------  -----------
           SOUTH CAROLINA -- 1.9%
Aaa        Charleston Waterworks & Swr. Rev. 10.375%, 01/01/10, E.T.M.               9,901,769
Aaa        Piedmont Mun. Pwr. Agcy., Elec. Rev. F.G.I.C., 6.75%, 01/01/19            4,697,793
                                                                                  ------------  -----------  -----------
                                                                                    14,599,562            0            0
                                                                                  ------------  -----------  -----------
           TENNESSEE -- 1.4%
Aaa        Bristol Tenn. Hlth. & Ed. Fac. Brd. Rev., 6.75%, 09/01/10, F.G.I.C.       5,538,600
Baa1       Mcminn Cnty. Ind. Dev. Rev., Bowater Inc., 7.40%, 12/01/22                5,298,500
                                                                                  ------------  -----------  -----------
                                                                                    10,837,100            0            0
                                                                                  ------------  -----------  -----------
           TEXAS -- 6.5%
Baa2       Alliance Arpt. Auth. Inc, Spec. Facs Rev., 7.50%, 12/01/29                1,561,170
A          Austin Combined Util. Sys., 7.75%, 11/15/08                               5,927,688
Aaa        Dallas Ft. Worth, Regl. Arpt. Rev., 7.375%, 11/01/08, F.G.I.C.            4,002,775
Aaa        Dallas Ft. Worth, Regl. Arpt. Rev., 7.375%, 11/01/09, F.G.I.C.            3,989,510


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

Aaa                     $  4,605,400
Baa1                       4,160,640
Baa1                       4,639,114
Baa1                       3,534,000
Aaa                        2,634,012
Aaa                        3,646,560
Aaa                        1,227,422
Aaa                        9,060,252
Baa1                       4,909,550
Aaa                        5,125,932
Baa1                       2,745,475
Baa1                       1,065,508
Aaa                        1,591,995
Aaa                        7,352,848
Aaa                        8,108,898
Aaa
                           2,784,238
Aaa                        2,043,820
Baa1                       2,328,000
Baa1                         565,955
Aaa                          429,188
Aaa                          721,822
           -----------  ------------
           $         0    73,280,619
           -----------  ------------

Aaa                        9,901,769
Aaa                        4,697,793
           -----------  ------------
                     0    14,599,562
           -----------  ------------

Aaa                        5,538,600
Baa1                       5,298,500
           -----------  ------------
                     0    10,837,100
           -----------  ------------

Baa2                       1,561,170
A                          5,927,688
Aaa                        4,002,775
Aaa                        3,989,510

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
Aaa         $   3,000                                         $   3,000
Aaa             4,100                                             4,100
Aaa             2,335                                              2,33
Aaa             2,365                                             2,365
Aaa             4,890                                             4,890
Aa              4,055                                             4,055
Aaa             5,000                                             5,000
Aaa             9,980                                             9,980
A              11,970                                            11,970
Aa              3,000                                             3,000
NR                      $     600                                   600
NR                            440                                   440
NR                            500                                   500
NR                                   $     200                      200
A1             10,100                                            10,100
A               4,570                                             4,570
Baa3            4,000                                             4,000
Aa              2,705                                             2,705
Aaa             4,000                                             4,000
Aaa             5,000                                             5,000
Aaa             6,000                                             6,000
Aaa             2,000                                             2,000
Aaa             5,000                                             5,000
Aa              5,500                                             5,500

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           TEXAS (CONTINUED)
Aaa        Harris Cnty., Toll Rd., F.G.I.C., 5.00%, 08/15/16                      $  2,636,640
Aaa        Harris Cnty. Hlth. Facs., 7.25%, 05/15/07, M.B.I.A.                       4,535,543
Aaa        New Braunfels Indpt. Sch. Dist., Gen. Oblig., Zero Coupon, 02/01/10         959,638
Aaa        New Braunfels Indpt. Sch. Dist., Gen. Oblig., Zero Coupon, 02/01/11         910,360
Aaa        Northwest Indpt. Sch. Dist., Cap. Apprec., Zero Coupon, 08/15/12,
           A.M.B.A.C.                                                                1,704,458
Aa         San Antonio Texas Elec. & Gas Rev., 5.00%, 02/01/16                       3,561,588
Aaa        San Antonio Texas Elec. & Gas Rev., Zero Coupon, 02/01/09, F.G.I.C.       2,216,000
Aaa        Texas Mun. Pwr. Agcy. Rev., Zero Coupon, 09/01/14, M.B.I.A.               3,033,321
A          Texas Wtr. Res. Fin. Auth., 7.625%, 08/15/08                             12,648,220
Aa         Univ. Texas Univ. Rev., 6.75%, 08/15/13                                   3,238,860
                                                                                  ------------  -----------  -----------
                                                                                    50,925,771  $         0  $         0
                                                                                  ------------  -----------  -----------
           U.S. VIRGIN ISLANDS -- .2%
NR         Virgin Islands Pub. Fin. Auth. Rev., 7.25%, 10/01/18                                     618,222
NR         Virgin Islands Terr., 7.75%, 10/01/06                                                    476,331
NR         Virgin Islands Wtr. & Pwr. Auth., 7.40%, 07/01/11                                        527,095
NR         Virgin Islands Pub. Fin. Auth. Rev., 7.25%, 10/01/18                                                  206,074
                                                                                  ------------  -----------  -----------
                                                                                             0    1,621,648      206,074
                                                                                  ------------  -----------  -----------
           VIRGINIA -- 2.6%
A1         Henrico Cnty. Ind. Dev., 7.50%, 09/01/07                                 11,202,314
A          Prince William Cnty. Va. Park Auth., 7.50%, 07/15/20                      5,037,191
Baa3       West Point Ind. Dev., 6.25%, 03/01/19                                     3,874,840
                                                                                  ------------  -----------  -----------
                                                                                    20,114,345            0            0
                                                                                  ------------  -----------  -----------
           WASHINGTON -- 2.8%
Aa         Washington St. Gen. Oblig., 5.50%, 05/01/18                               2,547,353
Aaa        Washington St. Pub. Pwr. Supply Sys. Rev., 7.00%, 07/01/08, F.S.A.        4,461,240
Aaa        Washington St. Pub. Pwr. Supply Sys. Rev., 7.25%, 07/01/09, F.S.A.        5,709,400
Aaa        Washington St. Pub. Pwr. Supply Sys. Rev., Zero Coupon, 07/01/06,
           M.B.I.A.                                                                  3,174,600
Aaa        Washington St. Pub. Pwr. Supply Sys. Rev., 7.25%, 07/01/06, F.S.A.        2,271,900
Aaa        Washington St. Pub. Pwr. Supply Sys. Rev., Zero Coupon, 07/01/06,
           F.G.I.C.                                                                  2,645,500
Aa         Washington St. Pub. Pwr. Supply Sys. Rev., Zero Coupon, 07/01/17          1,273,690
                                                                                  ------------  -----------  -----------
                                                                                    22,083,683            0            0
                                                                                  ------------  -----------  -----------
           Total Long-Term Investments                                             619,881,108   56,099,318   17,866,477
                                                                                  ------------  -----------  -----------


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

Aaa                     $  2,636,640
Aaa                        4,535,543
Aaa                          959,638
Aaa                          910,360
Aaa
                           1,704,458
Aa                         3,561,588
Aaa                        2,216,000
Aaa                        3,033,321
A                         12,648,220
Aa                         3,238,860
           -----------  ------------
           $         0    50,925,771
           -----------  ------------

NR                           618,222
NR                           476,331
NR                           527,095
NR                           206,074
           -----------  ------------
                     0     1,827,722
           -----------  ------------

A1                        11,202,314
A                          5,037,191
Baa3                       3,874,840
           -----------  ------------
                     0    20,114,345
           -----------  ------------

Aa                         2,547,353
Aaa                        4,461,240
Aaa                        5,709,400
Aaa
                           3,174,600
Aaa                        2,271,900
Aaa
                           2,645,500
Aa                         1,273,690
           -----------  ------------
                     0    22,083,683
           -----------  ------------
            21,709,669   715,556,572
           -----------  ------------

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                 PRINCIPAL AMOUNT
           ------------------------------------------------------------
                                PRUDENTIAL MUNICIPAL
           PRUDENTIAL               SERIES FUND
            NATIONAL    ------------------------------------
 MOODY'S   MUNICIPALS    ARIZONA      GEORGIA     MINNESOTA
 RATING    FUND, INC.     SERIES      SERIES       SERIES       TOTAL
---------  -----------  ----------  -----------  -----------  ---------
Baa1                    $     100                             $     100
VMIG1       $   2,000                                             2,000
MIG1            2,200                                             2,200
A1+*            6,000                                             6,000
Aaa                           100                                   100
MIG1            5,800                                             5,800
MIG1           15,900                                            15,900
P-1               500                                               500

                                                                                                  VALUE
                                                                                  --------------------------------------
                                                                                                  PRUDENTIAL MUNICIPAL
                                                                                   PRUDENTIAL         SERIES FUND
                                                                                    NATIONAL    ------------------------
 MOODY'S                                                                           MUNICIPALS     ARIZONA      GEORGIA
 RATING                               DESCRIPTION (A)                              FUND, INC.     SERIES       SERIES
---------  ---------------------------------------------------------------------  ------------  -----------  -----------
           SHORT-TERM INVESTMENTS -- 4.2%
           ARIZONA -- 0.0%
Baa1       Goodyear Gen. Oblig., 10.00%, 07/01/95                                 $          0  $   100,000  $         0
                                                                                  ------------  -----------  -----------
           DISTRICT OF COLUMBIA -- 0.2%
VMIG1      Dist. of Columbia Rev., Gen. Oblig., 4.40%, 07/03/95, F.R.D.D.            2,000,000            0            0
                                                                                  ------------  -----------  -----------
           FLORIDA -- 0.3%
MIG1       Manatee Cnty. Hsg. Fin. Auth., 3.87%, 07/17/95                            2,200,000            0            0
                                                                                  ------------  -----------  -----------
           IOWA -- 0.8%
A1+*       Iowa Fin. Auth. Solid Waste Disp. Rev., 4.45%, 07/03/95, F.R.D.D.         6,000,000            0            0
                                                                                  ------------  -----------  -----------
           PUERTO RICO -- 0.0%
Aaa        Puerto Rico Comnwlth., 3.80%, 07/05/95                                            0      100,000            0
                                                                                  ------------  -----------  -----------
           TEXAS -- 2.8%
MIG1       Brazos River Auth., Poll. Ctrl. Rev., 4.35%, 07/03/95, F.R.D.D.           5,800,000
MIG1       Gulf Coast Ind. Dev. Auth., Citgo Petroleum, Ser. 95, 4.40%,
           07/03/95, F.R.D.D.                                                       15,900,000
                                                                                  ------------  -----------  -----------
                                                                                    21,700,000            0            0
                                                                                  ------------  -----------  -----------
           WYOMING -- 0.1%
P-1        Lincoln Cnty. Poll. Ctrl. Rev., 4.35%, 07/03/95, F.R.D.D.                   500,000            0            0
                                                                                  ------------  -----------  -----------
           Total Short-Term Investments                                             32,400,000      200,000            0
                                                                                  ------------  -----------  -----------
           TOTAL INVESTMENTS -- 96.0%
           (cost $717,539,105)                                                     652,281,108   56,299,318   17,866,477
           Other assets in excess of liabilities -- 4.0%                            28,812,941      738,735      499,424
                                                                                  ------------  -----------  -----------
           NET ASSETS -- 100%                                                     $681,094,049  $57,038,053  $18,365,901
                                                                                  ------------  -----------  -----------
                                                                                  ------------  -----------  -----------


 MOODY'S    MINNESOTA    PRO FORMA
 RATING      SERIES       COMBINED
---------  -----------  ------------

Baa1       $         0  $    100,000
           -----------  ------------

VMIG1                0     2,000,000
           -----------  ------------

MIG1                 0     2,200,000
           -----------  ------------

A1+*                 0     6,000,000
           -----------  ------------

Aaa                  0       100,000
           -----------  ------------

MIG1                       5,800,000
MIG1
                          15,900,000
           -----------  ------------
                     0    21,700,000
           -----------  ------------

P-1                  0       500,000
           -----------  ------------
                     0    32,600,000
           -----------  ------------

            21,709,669   748,156,572
               788,279    30,839,379
           -----------  ------------
           $22,497,948  $778,995,951
           -----------  ------------
           -----------  ------------

                                                (SEE FOOTNOTE ON FOLLOWING PAGE)

                                 JUNE 30, 1995

                                  (UNAUDITED)

------------------------------
(a) The following abbreviations are used in portfolio descriptions:
    A.M.B.A.C. -- American Municipal Bond Assurance Corporation
    A.M.T. -- Alternative Minimum Tax
    B.I.G. -- Bond Investors Guaranty Insurance Company
    C.G.I.C. -- Capital Guaranty Insurance Corporation
    E.T.M. -- Escrowed to Maturity
    F.G.I.C. -- Financial Guaranty Insurance Company
    F.R.D.D. -- Floating Rate Daily Demand Note
    F.S.A. -- Financial Security Assurance
    M.B.I.A. -- Municipal Bond Insurance Association
+ Prerefunded issues are secured by escrowed cash and direct U.S. guaranteed obligations.
*  Standard & Poor's Rating.
@  Pledged as initial margin on financial futures contract.
NR -- Not Rated by Moody's or Standard & Poor's.
Each Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.

                 PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                           PRUDENTIAL     PRUDENTIAL MUNICIPAL SERIES FUND
                                            NATIONAL    -------------------------------------
                                           MUNICIPALS     ARIZONA      GEORGIA     MINNESOTA    PRO FORMA    PRO FORMA
                                           FUND, INC.     SERIES       SERIES       SERIES     ADJUSTMENTS    COMBINED
                                          ------------  -----------  -----------  -----------  -----------  ------------
ASSETS
Investments, at value (cost
 $627,080,171, $53,035,174, $17,213,899,
 $20,209,861 and $717,539,105,
 respectively)..........................  $652,281,108  $56,299,318  $17,866,477  $21,709,669               $748,156,572
Cash....................................       125,020                   168,804      427,187                    721,011
Interest receivable.....................    11,532,235    1,094,529      359,552      357,748                 13,344,064
Receivable for investments sold.........    21,053,284                                                        21,053,284
Receivable for Fund and Series shares
 sold, respectively.....................        85,665       69,820           12       13,283                    168,780
Due from broker - variation margin......        50,000                                                            50,000
Due from manager........................                                   1,179                                   1,179
Deferred expenses and other assets......        30,179        2,056          815       15,732                     48,782
                                          ------------  -----------  -----------  -----------  -----------  ------------
    Total assets........................   685,157,491   57,465,723   18,396,839   22,523,619      --        783,543,672
                                          ------------  -----------  -----------  -----------  -----------  ------------
LIABILITIES
Bank overdraft..........................                     13,298                                               13,298
Payable for investments purchased.......     1,634,527                                                         1,634,527
Payable for Fund and Series shares
 reacquired, respectively...............     1,343,834      297,119                                            1,640,953
Accrued expenses and other
 liabilities............................        41,470       40,732       11,003                                  93,205
Dividends payable.......................       674,725       39,073       12,838       13,621                    740,257
Management fee payable..................       244,773       22,996                     7,696                    275,465
Distribution fee payable................       124,113       14,452        4,284        4,354                    147,203
Due to broker - variation margin........                                   2,813                                   2,813
                                          ------------  -----------  -----------  -----------  -----------  ------------
    Total liabilities...................     4,063,442      427,670       30,938       25,671      --          4,547,721
                                          ------------  -----------  -----------  -----------  -----------  ------------
NET ASSETS..............................  $681,094,049  $57,038,053  $18,365,901  $22,497,948      --       $778,995,951
                                          ------------  -----------  -----------  -----------  -----------  ------------
                                          ------------  -----------  -----------  -----------  -----------  ------------
Net assets were comprised of:
  Common stock/shares of beneficial
   interest at par......................  $    446,924  $    49,004  $    16,283  $    19,459   $ (20,527)* $    511,143
  Paid in capital in excess of par......   671,859,068   53,647,357   17,740,314   21,477,122      20,527*   764,744,388
                                          ------------  -----------  -----------  -----------  -----------  ------------
                                           672,305,992   53,696,361   17,756,597   21,496,581      --        765,255,531
Accumulated net realized gain (loss) on
 investment.............................   (16,254,380)      77,548      (50,774)    (498,441)               (16,726,047)
Net unrealized appreciation of
 investments............................    25,042,437    3,264,144      660,078    1,499,808                 30,466,467
                                          ------------  -----------  -----------  -----------  -----------  ------------
Net assets, June 30, 1995...............  $681,094,049  $57,038,053  $18,365,901  $22,497,948      --       $778,995,951
                                          ------------  -----------  -----------  -----------  -----------  ------------
                                          ------------  -----------  -----------  -----------  -----------  ------------
Class A:
  Net asset value and redemption price
   per share............................  $      15.23  $     11.63  $     11.28  $     11.56               $      15.23
  Maximum sales charge (3.00% of
   offering price)......................          0.47         0.36         0.35         0.36                       0.47
                                          ------------  -----------  -----------  -----------               ------------
  Maximum offering price................  $      15.70  $     11.99  $     11.63  $     11.92               $      15.70
                                          ------------  -----------  -----------  -----------               ------------
                                          ------------  -----------  -----------  -----------               ------------
Class B:
  Net asset value, offering price and
   redemption price per share...........  $      15.26  $     11.63  $     11.28  $     11.56               $      15.26
                                          ------------  -----------  -----------  -----------               ------------
                                          ------------  -----------  -----------  -----------               ------------
Class C
  Net asset value, offering price and
   redemption price per share...........  $      15.26  $     11.63  $     11.28  $     11.56               $      15.26
                                          ------------  -----------  -----------  -----------               ------------
                                          ------------  -----------  -----------  -----------               ------------

------------------------------
* Adjustment to reflect the exchange of shares of beneficial interest of Prudential Municipal Series Fund: Arizona Series, Georgia Series and Minnesota Series for common stock of Prudential National Municipals Fund, Inc.

                       PRO FORMA STATEMENT OF OPERATIONS

                            YEAR ENDED JUNE 30, 1995

                                  (UNAUDITED)

                                          PRUDENTIAL    PRUDENTIAL MUNICIPAL SERIES FUND
                                           NATIONAL    ----------------------------------
                                          MUNICIPALS    ARIZONA     GEORGIA    MINNESOTA     PRO FORMA         PRO FORMA
                                          FUND, INC.     SERIES      SERIES      SERIES     ADJUSTMENTS        COMBINED
                                          -----------  ----------  ----------  ----------  -------------      -----------
NET INVESTMENT INCOME
Income
  Interest..............................  $44,341,072  $3,732,964  $1,241,736  $1,524,851  $                  $50,840,623
                                          -----------  ----------  ----------  ----------  -------------      -----------
Expenses
  Distribution Fee -- Class A...........      201,886      15,630       4,680       4,699                         226,895
  Distribution Fee -- Class B...........    2,538,258     211,051      71,869      95,804                       2,916,982
  Distribution Fee -- Class C...........        1,022          62           1           2                           1,087
  Management fee........................    3,209,138     274,980      90,707     113,618        (50,390)(a)    3,638,053
  Transfer agent's fees & expenses......      614,000      29,000      13,040      30,000                         666,040
  Reports to shareholders...............      210,000      44,000      36,093      33,700        (92,793)(b)      231,000
  Custodian's fees & expenses...........      133,000      73,000      68,161      71,100       (127,261)(b)      218,000
  Taxes.................................      222,000                                                             222,000
  Registration fees.....................       82,000      38,000      32,245      36,300        (63,545)(b)      125,000
  Directors'/Trustees' fees.............       37,700       2,879       2,100       2,671         (8,925)(b)       37,700
  Legal fees............................       63,000      14,000      16,076      13,500        (34,576)(b)       72,000
  Audit fee.............................       50,500      12,400      10,339       9,700        (27,939)(b)       55,000
  Miscellaneous.........................       25,117       8,240       2,259       2,464         (7,940)(b)       30,140
                                          -----------  ----------  ----------  ----------  -------------      -----------
    Total Expenses......................    7,387,621     723,241     348,141     414,262       (413,368)       8,459,897
Less: expense subsidy...................                               (9,453)                     9,453(c)             0
                                          -----------  ----------  ----------  ----------  -------------      -----------
    Net Expenses........................    7,387,621     723,241     338,688     414,262       (403,915)       8,459,897
                                          -----------  ----------  ----------  ----------  -------------      -----------
Net investment income...................   36,953,451   3,009,723     903,048   1,110,589        403,915       42,380,726
                                          -----------  ----------  ----------  ----------  -------------      -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
Net realized gain (loss) on:
  Investment transactions...............   (4,181,264)    521,583      (6,361)   (397,994)                     (4,064,036)
  Financial futures contracts...........   (2,455,311)   (125,854)     28,275      81,008                      (2,633,898)
                                          -----------  ----------  ----------  ----------                     -----------
                                           (6,636,575)    395,729      21,914    (479,002)                     (6,697,934)
                                          -----------  ----------  ----------  ----------                     -----------
Net change in unrealized appreciation/
 depreciation of:
  Investment transactions...............   20,377,852     734,474     271,691   1,678,132                      23,062,149
  Financial futures contracts...........     (955,375)    (32,188)    (50,437)    (17,500)                     (1,055,500)
                                          -----------  ----------  ----------  ----------                     -----------
                                           19,422,477     702,286     221,254   1,660,632                      22,006,649
                                          -----------  ----------  ----------  ----------                     -----------
Net gain (loss) on investments..........   12,785,902   1,098,015     243,168   1,181,630                      15,308,715
                                          -----------  ----------  ----------  ----------                     -----------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS..............  $49,739,353  $4,107,738  $1,146,216  $2,292,219       $403,915      $57,698,441
                                          -----------  ----------  ----------  ----------  -------------      -----------
                                          -----------  ----------  ----------  ----------  -------------      -----------

------------------------
(a) Adjustment to reflect reduction in management fee rate of Prudential National Municipals Fund, Inc.

(b)  Adjustment to reflect reduction of duplicative expenses.

(c)  Adjustment to reflect elimination of expense subsidy.

                 PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

                                 JUNE 30, 1995

                                  (UNAUDITED)

                                                                       PRUDENTIAL MUNICIPAL
                                                        PRUDENTIAL         SERIES FUND
                                                         NATIONAL    ------------------------
                                                        MUNICIPALS     ARIZONA     MINNESOTA    PRO FORMA    PRO FORMA
                                                        FUND, INC.     SERIES       SERIES     ADJUSTMENTS    COMBINED
                                                       ------------  -----------  -----------  -----------  ------------
ASSETS
Investments, at value (cost $627,080,171,
 $53,035,174, $20,209,861 and $700,325,206,
 respectively).......................................  $652,281,108  $56,299,318  $21,709,669               $730,290,095
Cash.................................................       125,020                   427,187                    552,207
Interest receivable..................................    11,532,235    1,094,529      357,748                 12,984,512
Receivable for investments sold......................    21,053,284                                           21,053,284
Receivable for Fund and Series shares sold,
 respectively........................................        85,665       69,820       13,283                    168,768
Due from broker - variation margin...................        50,000                                               50,000
Deferred expenses and other assets...................        30,179        2,056       15,732                     47,967
                                                       ------------  -----------  -----------  -----------  ------------
    Total assets.....................................   685,157,491   57,465,723   22,523,619      --        765,146,833
                                                       ------------  -----------  -----------  -----------  ------------
LIABILITIES
Bank overdraft.......................................                     13,298                                  13,298
Payable for investments purchased....................     1,634,527                                            1,634,527
Payable for Fund and Series shares reacquired,
 respectively........................................     1,343,834      297,119                               1,640,953
Accrued expenses and other liabilities...............        41,470       40,732                                  82,202
Dividends payable....................................       674,725       39,073       13,621                    727,419
Management fee payable...............................       244,773       22,996        7,696                    275,465
Distribution fee payable.............................       124,113       14,452        4,354                    142,919
                                                       ------------  -----------  -----------  -----------  ------------
    Total liabilities................................     4,063,442      427,670       25,671      --          4,516,783
                                                       ------------  -----------  -----------  -----------  ------------
NET ASSETS...........................................  $681,094,049  $57,038,053  $22,497,948      --       $760,630,050
                                                       ------------  -----------  -----------  -----------  ------------
                                                       ------------  -----------  -----------  -----------  ------------
Net assets were comprised of:
  Common stock/shares of beneficial interest at
   par...............................................  $    446,924  $    49,004  $    19,459   $ (16,292)* $    499,095
  Paid in capital in excess of par...................   671,859,068   53,647,357   21,477,122      16,292*   746,999,839
                                                       ------------  -----------  -----------  -----------  ------------
                                                        672,305,992   53,696,361   21,496,581      --        747,498,934
Accumulated net realized gain (loss) on investment...   (16,254,380)      77,548     (498,441)               (16,675,273)
Net unrealized appreciation of investments...........    25,042,437    3,264,144    1,499,808                 29,806,389
                                                       ------------  -----------  -----------  -----------  ------------
Net assets, June 30, 1995............................  $681,094,049  $57,038,053  $22,497,948      --       $760,630,050
                                                       ------------  -----------  -----------  -----------  ------------
                                                       ------------  -----------  -----------  -----------  ------------
Class A:
  Net asset value and redemption price per share.....  $      15.23  $     11.63  $     11.56               $      15.23
  Maximum sales charge (3.00% of offering price).....          0.47         0.36         0.36                       0.47
                                                       ------------  -----------  -----------               ------------
  Maximum offering price.............................  $      15.70  $     11.99  $     11.92               $      15.70
                                                       ------------  -----------  -----------               ------------
                                                       ------------  -----------  -----------               ------------
Class B:
  Net asset value, offering price and redemption
   price per share...................................  $      15.26  $     11.63  $     11.56               $      15.26
                                                       ------------  -----------  -----------               ------------
                                                       ------------  -----------  -----------               ------------
Class C:
  Net asset value, offering price and redemption
   price per share...................................  $      15.26  $     11.63  $     11.56               $      15.26
                                                       ------------  -----------  -----------               ------------
                                                       ------------  -----------  -----------               ------------
------------------------------
*  Adjustment  to  reflect the  exchange  of  shares of  beneficial  interest of
  Prudential Municipal  Series Fund:  Arizona Series  and Minnesota  Series  for
  common stock of Prudential National Municipals Fund, Inc.

                       PRO FORMA STATEMENT OF OPERATIONS

                            YEAR ENDED JUNE 30, 1995

                                  (UNAUDITED)

                                          PRUDENTIAL     PRUDENTIAL MUNICIPAL SERIES FUND
                                           NATIONAL    -------------------------------------
                                          MUNICIPALS    ARIZONA    MINNESOTA     PRO FORMA         PRO FORMA
                                          FUND, INC.     SERIES      SERIES     ADJUSTMENTS        COMBINED
                                          -----------  ----------  ----------  -------------      -----------
NET INVESTMENT INCOME
Income
  Interest..............................  $44,341,072  $3,732,964  $1,524,851  $                  $49,598,887
                                          -----------  ----------  ----------  -------------      -----------
Expenses
  Distribution Fee -- Class A...........      201,886      15,630       4,699                         222,215
  Distribution Fee -- Class B...........    2,538,258     211,051      95,804                       2,845,113
  Distribution Fee -- Class C...........        1,022          62           2                           1,086
  Management fee........................    3,209,138     274,980     113,618        (40,863)(a)    3,556,873
  Transfer agent's fees & expenses......      614,000      29,000      30,000                         673,000
  Reports to shareholders...............      210,000      44,000      33,700        (61,700)(b)      226,000
  Custodian's fees & expenses...........      133,000      73,000      71,100        (86,100)(b)      191,000
  Taxes.................................      222,000                                                 222,000
  Registration fees.....................       82,000      38,000      36,300        (44,300)(b)      112,000
  Directors'/Trustees' fees.............       37,700       2,879       3,375         (6,254)(b)       37,700
  Legal fees............................       63,000      14,000      13,500        (18,500)(b)       72,000
  Audit fee.............................       50,500      12,400       9,700        (17,600)(b)       55,000
  Miscellaneous.........................       25,117       8,240       2,464         (6,936)(b)       28,885
                                          -----------  ----------  ----------  -------------      -----------
    Total Expenses......................    7,387,621     723,241     414,262       (282,253)       8,242,871
                                          -----------  ----------  ----------  -------------      -----------
Net investment income...................   36,953,451   3,009,723   1,110,589        282,253       41,356,016
                                          -----------  ----------  ----------  -------------      -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
Net realized gain (loss) on:
  Investment transactions...............   (4,181,264)    521,583    (397,994)                     (4,057,675)
  Financial futures contracts...........   (2,455,311)   (125,854)    (81,008)                     (2,662,173)
                                          -----------  ----------  ----------                     -----------
                                           (6,636,575)    395,729    (479,002)                     (6,719,848)
                                          -----------  ----------  ----------                     -----------
Net change in unrealized
 appreciation/depreciation of:
  Investment transactions...............   20,377,852     734,474   1,678,132                      22,790,458
  Financial futures contracts...........     (955,375)    (32,188)    (17,500)                     (1,005,063)
                                          -----------  ----------  ----------                     -----------
                                           19,422,477     702,286   1,660,632                      21,785,395
                                          -----------  ----------  ----------                     -----------
Net gain (loss) on investments..........   12,785,902   1,098,015   1,181,630                      15,065,547
                                          -----------  ----------  ----------                     -----------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS..............  $49,739,353  $4,107,738  $2,292,219       $282,253      $56,421,563
                                          -----------  ----------  ----------  -------------      -----------
                                          -----------  ----------  ----------  -------------      -----------

------------------------
(a) Adjustment to reflect reduction in management fee rate of Prudential National Municipals Fund, Inc.

(b)  Adjustment to reflect reduction of duplicative expenses.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

    Prudential National Municipals Fund, Inc. (the "Fund"), is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The investment objective of the Fund is to seek a high level of current income exempt from federal income taxes by investing substantially all of its total assets in carefully selected long-term municipal bonds of medium quality. The ability of the issuers of debt securities held by the Fund to meet their obligations may be affected by economic or political developments in a specific state, industry or region.

    The preceding are pro forma financial statements which give effect to the following proposed alternative transactions whereby: (i) all of the assets of the Arizona Series, Georgia Series and Minnesota Series of Prudential Municipal Series Fund (the "Series Fund") will be exchanged for shares of the Fund and the Fund will assume the liabilities of each such series, or (ii) all of the assets of the Arizona Series and Minnesota Series of the Series Fund will be exchanged for shares of the Fund and the Fund will assume the liabilities of each such series. Immediately after the exchange, in the case of (i) above, shares of the Fund will be distributed to shareholders of the Arizona Series, Georgia Series and Minnesota Series of the Series Fund and each such series will be terminated, and, in the case of (ii) above, shares of the Fund will be distributed to shareholders of the Arizona Series and the Minnesota Series of the Series Fund and each such series will be terminated. Pro forma financial statements are presented for only those combinations of series whose combined net assets exceed ten percent of the net assets of the Fund as of July 31, 1995. The preceding pro forma financial statements include a pro forma Statement of Assets and Liabilities at June 30, 1995 and a pro forma Statement of Operations for the year ended June 30, 1995 for each of (i) and (ii) above and a pro forma Portfolio of Investments at June 30, 1995 for (i) above.

NOTE 1. ACCOUNTING POLICIES

  The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

  SECURITIES VALUATIONS: The Fund values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Directors.

    Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

  FINANCIAL FUTURES CONTRACTS: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Fund is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Fund each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain(loss) on financial futures contracts.

    The Fund invests in financial futures contracts in order to hedge its existing portfolio securities, or securities the Fund intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Fund may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.

  SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on the trade date. Realized gains and losses on sales of portfolio securities are calculated on an identified cost basis. Interest income is recorded on an accrual basis. The Fund amortizes premiums and accretes original issue discount on portfolio securities as adjustments to interest income.

    Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

  FEDERAL INCOME TAXES: It is the intent of the Fund to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to its shareholders. For this reason and because substantially all of the Fund's gross income consists of tax-exempt interest, no federal income tax provision is required.

  DIVIDENDS AND DISTRIBUTIONS: Dividends from net investment income are declared daily and paid monthly. The Fund will distribute at least annually any net capital gains. Dividends and distributions are recorded on the ex-dividend date. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

  REORGANIZATION AND SOLICITATION EXPENSES: Expenses of reorganization and solicitation will be borne by the Fund and Arizona Series, Georgia Series and Minnesota Series of the Prudential Municipal Series Fund in proportion to their respective assets and will include reimbursement of brokerage firms and others for expenses in forwarding proxy solicitation material to shareholders.

NOTE 2. AGREEMENTS

  The Fund has a management agreement with Prudential Mutual Fund Management, Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

    The management fee paid PMF is computed daily and payable monthly at an annual rate of .50% of the Fund's average daily net assets up to and including $250 million, .475% of the next $250 million, .45% of the next $500 million,
 .425% of the next $250 million, .40% of the next $250 million and .375% of the Fund's average daily net assets in excess of $1.5 billion. Effective January 1, 1995, PMF has agreed to waive a portion (.05 of 1% of the Fund's average daily net assets) of its management fee. The Fund is not required to reimburse PMF for such waiver.

    The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans"), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.

    On July 19, 1994, shareholders of the Fund approved amendments to the Class A and Class B distribution plans under which the distribution plans became compensation plans, effective August 1, 1994. Prior thereto, the distribution plans were reimbursement plans, under which PMFD and PSI were reimbursed for expenses actually incurred by them up to the amount permitted under the Class A and Class B Plans, respectively. The Fund is not obligated to pay prior or future excess distribution costs (costs incurred by the Distributors in excess of distribution fees paid by the Fund or contingent deferred sales charges received by the Distributors). The rate of the distribution fees charged to Class A and Class B shares of the Fund did not change under the amended plans of distribution. The Fund began offering Class C shares on August 1, 1994.

    Pursuant to the Class A, B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% (annualized) of the average daily net assets of the Class A, B and C shares, respectively, for the year ended June 30, 1995.

    PMFD has advised the Fund that it has received approximately $33,800 in front-end sales charges resulting from sales of Class A shares during the year ended June 30, 1995. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

    PSI has advised the Fund that for the year ended June 30, 1995, it received approximately $544,500 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.

    PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

                    PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
                       Statement of Additional Information
                                February 28, 1995

     Prudential National Municipals Fund, Inc. (the Fund), is an open-end, diversified management investment company whose investment objective is to seek a high level of current income exempt from federal income taxes. In attempting to achieve this objective, the Fund intends to invest substantially all of its total assets in carefully selected long-term Municipal Bonds of medium quality, i.e., obligations of issuers possessing adequate but not outstanding capacities to service their debt. Subject to the limits described herein, the Fund may also buy and sell financial futures for the purpose of hedging its securities portfolio. There can be no assurance that the Fund's investment objective will be achieved. See "Investment Objective and Policies."

     The Fund's address is One Seaport Plaza, New York, New York 10292, and its telephone number is (800)225-1852.

     This Statement of Additional Information is not a prospectus and should be read in conjunction with the Fund's Prospectus, dated February 28, 1995, a copy of which may be obtained from the Fund upon request at the address or telephone noted above.


                                TABLE OF CONTENTS


                                                                 Cross-reference
                                                                   to page in
                                                          Page     Prospectus

General Information. . . . . . . . . . . . . . . . . . .  B-2          22
Investment Objective and Policies. . . . . . . . . . . .  B-2           8
Investment Restrictions. . . . . . . . . . . . . . . . .  B-6          15
Directors and Officers . . . . . . . . . . . . . . . . .  B-7          15
Manager. . . . . . . . . . . . . . . . . . . . . . . . .  B-9          15
Distributor. . . . . . . . . . . . . . . . . . . . . . .  B-11         16
Portfolio Transactions and Brokerage . . . . . . . . . .  B-13         19
Purchase and Redemption of Fund Shares . . . . . . . . .  B-14         23
Shareholder Investment Account . . . . . . . . . . . . .  B-17         31
Net Asset Value. . . . . . . . . . . . . . . . . . . . .  B-20         19
Taxes, Dividends and Distributions . . . . . . . . . . .  B-20         20
Performance Information. . . . . . . . . . . . . . . . .  B-22         20
Custodian and Transfer and Dividend Disbursing
  Agent and Independent Accountants. . . . . . . . . . .  B-24         19
Financial Statements . . . . . . . . . . . . . . . . . .  B-25         -
Report of Independent Accountants. . . . . . . . . . . .  B-37         -
Appendix A-Description of Tax-Exempt Security Ratings. .  A-1          -

                               GENERAL INFORMATION

     At a special meeting held on July 19, 1994, shareholders approved an amendment to the Fund's Articles of Incorporation to change the Fund's name from Prudential-Bache National Municipals Fund, Inc. to Prudential National Municipals Fund, Inc.

                        INVESTMENT OBJECTIVE AND POLICIES

     The investment objective of the Fund is to seek a high level of current income exempt from federal income taxes. In attempting to achieve this objective, the Fund intends to invest substantially all, and in any event at least 80%, of its total assets in Municipal Bonds and Municipal Notes, except in certain circumstances. From time to time the Fund may invest in Municipal Bonds and Municipal Notes that are "private activity bonds" (as defined in the Internal Revenue Code), the interest on which is a tax preference subject to the alternative minimum tax. See "Taxes, Dividends and Distributions" in the Prospectus. There can be no assurance that the Fund's investment objective will be achieved. For a further description of the Fund's investment objective and policies see "How the Fund Invests-Investment Objective and Policies" in the Prospectus.

Municipal Notes

     For liquidity purposes, pending investment in Municipal Bonds, or on a temporary or defensive basis due to market conditions, the Fund may invest in tax-exempt short-term debt obligations (maturing in one year or less). These obligations, known as "Municipal Notes," include tax, revenue and bond anticipation notes which are issued to obtain funds for various public purposes. The interest from these Notes is exempt from federal income taxes. The Fund will limit its investments in Municipal Notes to (1) those which are rated, at the time of purchase, within the three highest grades assigned by Moody's Investors Service (Moody's) or the two highest grades assigned by Standard & Poor's Ratings Group (S&P); (2) those of issuers having, at the time of purchase, an issue of outstanding Municipal Bonds rated within the four highest grades of Moody's or S&P; or (3) those which are guaranteed by the U.S. Government, its agents or instrumentalities.

Municipal Bonds

     Municipal Bonds include debt obligations of a state, a territory, or a possession of the United States, or any political subdivision thereof (e.g., counties, cities, towns, villages, districts, authorities) or the District of Columbia issued to obtain funds for various purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Bonds may be issued include the refunding of outstanding obligations, obtaining funds for general operating expenses and the obtaining of funds to loan to public or private institutions for the construction of facilities such as education, hospital and housing facilities. In addition, certain types of private activity bonds may be issued by or on behalf of public authorities to obtain funds to provide privately-operated housing facilities, sports facilities, convention or trade show facilities, airport, mass transit, port or parking facilities, air or water pollution control facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. Such obligations are included within the term Municipal Bonds if the interest paid thereon is at the time of issuance, in the opinion of the issuer's bond counsel, exempt from federal income tax. The current federal tax laws, however, substantially limit the amount of such obligations that can be issued in each state. See "Taxes, Dividends and Distributions."

     The two principal classifications of Municipal Bonds are "general obligation" and limited obligation or "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest, whereas revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Private activity bonds that are Municipal Bonds are in most cases revenue bonds and do not generally constitute the pledge of the credit of the issuer of such bonds. The credit quality of private activity revenue bonds is usually directly related to the credit standing of the industrial user involved. There are, in addition, a variety of hybrid and special types of municipal obligations as well as numerous differences in the security of Municipal Bonds, both within and between the two principal classifications described above.

     The interest rates payable on certain Municipal Bonds and Municipal Notes are not fixed and may fluctuate based upon changes in market rates. Municipal Bonds and Notes of this type are called "variable rate" obligations. The interest rate payable on a variable rate obligation is adjusted either at predesignated intervals or whenever there is a change in the market rate of interest on which the interest rate payable is based. Other features may include the right whereby the Fund may demand prepayment of the principal amount of the obligation prior to its stated maturity (a demand feature) and the right of the issuer to prepay the principal amount prior to maturity. The principal benefit of a variable rate obligation is that the interest rate adjustment minimizes changes in the market value of the obligation. As a result, the purchase of variable rate obligations should enhance the ability of the Fund to maintain a stable net asset value per share and to sell an obligation prior to maturity at a price approximating the full principal amount of the obligation. The payment of principal and interest by issuers of certain Municipal Bonds and Notes purchased by the Fund may be guaranteed by letters of credit or other credit facilities offered by banks or other financial institutions. Such guarantees will be considered in determining whether a Municipal Bond or Note meets the Fund's investment quality requirements.

Purchase And Exercise of Puts

     Puts give the Fund the right to sell securities held in the Fund's portfolio at a specified exercise price on a specified date. Puts or tender options may be acquired to reduce the volatility of the market value of securities subject to puts or tender options compared to the volatility of similar securities not subject to puts or tender options. The acquisition of a put or tender option may involve an additional cost to the Fund, compared to the cost of securities with similar credit ratings, stated maturities and interest coupons but without applicable puts or tender options. Such increased cost may be paid either by way of an initial or periodic premium for the put or tender option or by way of a higher purchase price for securities to which the put or tender option is attached. In addition, there is a credit risk associated with the purchase of puts or tender options in that the issuer of the put or tender option may be unable to meet its obligation to purchase the underlying security. Accordingly, the Fund will acquire puts or tender options under the following circumstances: (1) the put or tender option is written by the issuer of the underlying security and such security is rated within the four highest quality grades as determined by Moody's or S&P; (2) the put or tender option is written by a person other than the issuer of the underlying security and such person has securities outstanding which are rated within such four highest quality grades; or (3) the put or tender option is backed by a letter of credit or similar financial guarantee issued by a person having securities outstanding which are rated within the two highest quality grades of such rating services.

Portfolio Turnover

     Although the Fund does not intend to engage in substantial short-term trading, it may sell portfolio securities without regard to the length of time that they have been held in order to take advantage of new investment opportunities or yield differentials or because the Fund desires to preserve gains or limit losses due to changing economic conditions or the financial condition of the issuer. In order to seek a high level of current income, the investment adviser intends to change the composition of the Fund's portfolio, adjusting maturities and the quality and type of issue. Accordingly, it is possible that the Fund's portfolio turnover rate may reach, or even exceed, 150%. A portfolio turnover rate of 150% may exceed that of other investment companies with similar objectives. The portfolio turnover rate is computed by dividing the lesser of the amount of the securities purchased or securities sold (excluding all securities whose maturities at acquisition were one year or less) by the average monthly value of such securities owned during the year. A 100% turnover rate would occur, for example, if all of the securities held in the Fund's portfolio were sold and replaced within one year. However, when portfolio changes are deemed appropriate due to market or other conditions, such turnover rate may be greater than anticipated. A higher rate of turnover results in increased transaction costs to the Fund. For the years ended December 31, 1993 and 1994 the Fund's portfolio turnover rates were 82% and 120%, respectively.

Financial Futures Contracts

     The Fund will engage in transactions in financial futures contracts as a hedge against interest rate related fluctuations in the value of securities which are held in the Fund's portfolio or which the Fund intends to purchase. The Fund will engage in such transactions consistent with the Fund's investment objective. A clearing corporation associated with the commodities exchange on which a futures contract trades assumes responsibility for the completion of transactions and guarantees that open futures contracts will be performed. Although interest rate futures contracts call for actual delivery or acceptance of debt securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery.


     Options on Financial Futures. The Fund may purchase and write put and call options on futures contracts and enter into closing transactions with respect to such options to terminate an existing position. The Fund will use options on futures in connection with hedging strategies.

     An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing price of the futures contract on the expiration date. Currently options can be purchased or written with respect to futures contracts on U.S. Treasury Bonds and the Municipal Bond Index on the Chicago Board of Trade. As with options on debt securities, the holder or writer of an option may terminate its position by selling or purchasing an option of the same series. There is no guaranty that such closing transactions can be effected.

     When the Fund hedges its portfolio by purchasing a put option, or writing a call option, on a futures contract, it will own a long futures position or an amount of debt securities corresponding to the open option position. When the Fund writes a put option on a futures contract, it may, rather than establish a segregated account, sell the futures contract underlying the put option or purchase a similar put option. In instances involving the purchase of a call option on a futures contract, the Fund will deposit in a segregated account with the Fund's Custodian an amount in cash, cash equivalents or liquid, high-grade, fixed-income securities equal to the market value of the obligation underlying the futures contract, less any amount held in the initial and variation margin accounts.

     Limitations on Purchase and Sale. Under regulations of the Commodity Exchange Act, investment companies registered under the Investment Company Act of 1940 (the Investment Company Act) are exempt from the definition of "commodity pool operator," subject to compliance with certain conditions. The Fund will only engage in futures transactions for bona fide hedging purposes in accordance with the rules of the Commodity Futures Trading Commission and not for speculation. With respect to long positions assumed by the Fund, the Fund will segregate with its Custodian an amount of cash, U.S. Government securities or liquid, high grade debt securities so that the amount so segregated plus the amount of initial and variation margin held in the account of its broker equals the market value of the futures contracts, and thereby insure that the use of futures contracts is unleveraged. The Fund will continue to invest at least 80% of its total assets in Municipal Bonds and Municipal Notes except in certain circumstances, as described in the Prospectus under "How the Fund Invests-Investment Objective and Policies." The Fund may not enter into futures contracts if, immediately thereafter, the sum of the amount of initial and net cumulative variation margin on outstanding futures contracts, together with premiums paid on options thereon, would exceed 20% of the total assets of the Fund.

     Risks of Financial Futures Transactions. In addition to the risk associated with predicting movements in the direction of interest rates, discussed in "How the Fund Invests-Investment Objective and Policies" in the Prospectus, there are a number of other risks associated with the use of financial futures for hedging purposes.

     Hedging involves the risk of imperfect correlation because changes in the price of futures contracts only generally parallel but do not necessarily equal changes in the prices of the securities being hedged. The risk of imperfect correlation increases as the composition of the Fund's securities portfolio diverges from the securities that are the subject of the futures contract, for example, those included in the municipal index. Because the change in price of the futures contract may be more or less than the change in prices of the underlying securities, even a correct forecast of interest rate changes may not result in a successful hedging transaction.

     The Fund intends to purchase and sell futures contracts only on exchanges where there appears to be a market in such futures sufficiently active to accommodate the volume of its trading activity. There can be no assurance that a liquid market will always exist for any particular contract at any particular time. Accordingly, there can be no assurance that it will always be possible to close a futures position when such closing is desired; and in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin. However, in the event futures contracts have been sold to hedge portfolio securities, such securities will not be sold until the offsetting futures contracts can be executed. Similarly, in the event futures have been bought to hedge anticipated securities purchases, such purchases will not be executed until the offsetting futures contracts can be sold.

     The hours of trading of interest rate futures contracts may not conform to the hours during which the Fund may trade Municipal Bonds. To the extent that the futures markets close before the municipal bond market, significant price and rate movements can take place that cannot be reflected in the futures markets on a day-to-day basis.

     Risks of Transactions in Options on Financial Futures. In addition to the risks which apply to all options transactions, there are several special risks relating to options on futures. The ability to establish and close out positions on such options will be subject to the maintenance of a liquid secondary market. Compared to the sale of financial futures, the purchase of put options on financial futures involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a put option on a financial future would result in a loss to the Fund when the sale of a financial future would not, such as when there is no movement in the price of debt securities.

      An option position may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund generally will purchase only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time, and for some options, no secondary market on an exchange may exist. In such event, it might not be possible to effect closing transactions in particular options, with the result that the Fund would have to exercise its options in order to realize any profit and would incur transaction costs upon the sale of underlying securities pursuant to the exercise of put options.

     Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange could continue to be exercisable in accordance with their terms.

     There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain of the facilities of the Options Clearing Corporation inadequate, and thereby result in the institution by an exchange of special procedures which may interfere with the timely execution of customers' orders.

When-Issued and Delayed Delivery Securities

     The Fund may purchase or sell Municipal Bonds or Notes on a when-issued or delayed delivery basis. When-issued or delayed delivery transactions arise when securities are purchased or sold by the Fund with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price and yield to the Fund at the time of entering into the transaction. When-issued and delayed delivery transactions may not settle for up to one year or more from the time of entering into such transactions. The Fund bears the credit risk of the counter-party to the transaction until settlement. Therefore, the credit quality and suitability of the issuer is examined carefully prior to entering into such when-issued and delayed delivery transactions. The Fund's Custodian will maintain, in a segregated account of the Fund, cash, U.S. Government securities or other liquid high-grade debt obligations having a value equal to or greater than the Fund's purchase commitments; the Custodian will likewise segregate securities sold on a delayed delivery basis.

Illiquid Securities

     The Fund may not invest more than 15% of its net assets in repurchase agreements which have a maturity of longer than seven days or in other illiquid securities, including securities that are illiquid by virtue of the absence of a readily available market or contractual restrictions on resale. Repurchase agreements subject to demand are deemed to have a maturity equal to the notice period. Mutual funds do not typically hold a significant amount of illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days.

     Municipal lease obligations will not be considered illiquid for purposes of the Fund's 15% limitation on illiquid securities provided the investment adviser determines that there is a readily available market for such securities. In reaching liquidity decisions, the investment adviser will consider, inter alia, the following factors: (1) the frequency of trades and quotes for the security;
(2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security; and (4) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer). With respect to municipal lease obligations, the investment adviser also considers: (1) the willingness of the municipality to continue, annually or biannually, to appropriate funds for payment of the lease; (2) the general credit quality of the municipality and the essentiality to the municipality of the property covered by the lease; (3) in the case of unrated municipal lease obligations, an analysis of factors similar to that performed by nationally recognized statistical rating organizations in evaluating the credit quality of a municipal lease obligation, including (i) whether the lease can be cancelled; (ii) if applicable, what assurance there is that the assets represented by the lease can be sold; (iii) the strength of the lessee's general credit (e.g., its debt, administrative, economic and financial characteristics); (iv) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an event of nonappropriation); (v) the legal recourse in the event of failure to appropriate; and (4) any other factors unique to municipal lease obligations as determined by the investment adviser.

                             INVESTMENT RESTRICTIONS

     The following restrictions are fundamental policies. Fundamental policies are those which cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities. A "majority of the Fund's outstanding voting securities," when used in this Statement of Additional Information, means the lesser of (i) 67% of the voting shares represented at a meeting at which more than 50% of the outstanding voting shares are present in person or represented by proxy or (ii) more than 50% of the outstanding voting shares.

     The Fund may not:

     (1) Invest in securities other than Municipal Bonds and Notes (including when-issued and delayed delivery purchases, and rights to resell Municipal Bonds and Notes and financial futures contracts and options thereon) as described under "Investment Objective and Policies" in the Prospectus and this Statement of Additional Information.

     (2) With respect to 75% of its total assets, invest more than 5% of the market or other fair value of its total assets in the securities of any one issuer (other than obligations of, or guaranteed by, the U.S. Government, its agencies or instrumentalities). It is the current policy (but not a fundamental policy) of the Fund not to invest more than 5% of the market or other fair value of its total assets in the securities of any one issuer.

     (3) Make short sales of securities.

     (4) Purchase securities on margin, except for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities and margin payments in connection with transactions in financial futures contracts.

     (5) Issue senior securities, borrow money or pledge its assets, except that the Fund may borrow up to 20% of the value of its total assets (calculated when the loan is made) for temporary, extraordinary or emergency purposes or for the clearance of transactions. The Fund may pledge up to 20% of the value of its total assets to secure such borrowings. Secured borrowings may take the form of reverse repurchase agreements, pursuant to which the Fund would sell portfolio securities for cash and simultaneously agree to repurchase them at a specified date for the same amount of cash plus an interest component. The Fund would maintain, in a segregated account with its Custodian, liquid assets equal in value to the amount owed. For purposes of this restriction, obligations of the Fund to Directors pursuant to deferred compensation arrangements, the purchase and sale of securities on a when-issued or delayed delivery basis, the purchase and sale of financial futures contracts and options and collateral arrangements with respect to margins for financial futures contracts and with respect to options are not deemed to be the issuance of a senior security or a pledge of assets.

     (6) Engage in the underwriting of securities or purchase any securities as to which registration under the Securities Act of 1933 would be required for resale of such securities to the public.

     (7) Purchase or sell real estate or real estate mortgage loans, although it may purchase Municipal Bonds or Notes secured by interests in real estate.

     (8) Make loans of money or securities. The purchase of a portion of an issue of publicly distributed debt securities is not considered the making of a loan.

     (9) Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets.

     (10) Invest for the purpose of exercising control or management of another company.

     (11) Purchase or sell puts, calls, or combinations thereof, except that it may obtain rights to resell Municipal Bonds and Notes and it may purchase and sell puts and options on futures contracts as set forth under "Investment Objective and Policies" in the Prospectus and this Statement of Additional Information.

     (12) Purchase industrial revenue bonds if, as a result of such purchase, more than 5% of total Fund assets would be invested in industrial revenue bonds where payment of principal and interest are the responsibility of companies with less than three years of operating history.

     (13) Purchase or sell commodities or commodities futures contracts except financial futures contracts and options thereon as described under "Investment Objective and Policies" in the Prospectus and this Statement of Additional Information.

     (14) Invest more than 25% of the value of its total assets in securities whose issuers are located in any one state.

     Whenever any fundamental investment policy or investment restriction states a maximum percentage of the Fund's assets, it is intended that if the percentage limitation is met at the time the investment is made, a later change in percentage resulting from changing total or net asset values will not be considered a violation of such policy. However, in the event that the Fund's asset coverage for borrowings falls below 300%, the Fund will take prompt action to reduce its borrowings, as required by applicable law.

     In order to comply with certain state "blue sky" restrictions, the Fund will not as a matter of operating policy:

     1. Purchase warrants if as a result the Fund would then have more than 5% of its net assets (determined at the time of investment) invested in warrants. Warrants will be valued at the lower of cost or market and investment in warrants which are not listed on the New York Stock Exchange or American Stock Exchange will be limited to 2% of the Fund's net assets (determined at the time of investment). For the purpose of this limitation, warrants acquired in units or attached to securities are deemed to be without value.

     2. Invest in oil, gas and mineral leases.

     3. Purchase the securities of any one issuer if, to the knowledge of the Fund, any officer or director of the Fund or the Manager or Subadviser owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers and directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer.

     4. Invest in securities of companies having a record, together with predecessors, of less than three years of continuous operation, or securities of issuers which are restricted as to disposition, if more than 15% of its total assets would be invested in such securities. This restriction shall not apply to mortgage-backed securities, asset-backed securities or obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.


                             DIRECTORS AND OFFICERS

                                                                 Principal Occupations
Name, Address and Age              Position With Fund            During Past 5 Years
---------------------------------  ----------------------------  -------------------------------------------------------------------

   Delayne Dedrick Gold (56)       Director                      Marketing and Management Consultant.
   c/o Prudential Mutual Fund
     Management, Inc.
   One Seaport Plaza
   New York, New York


   Arthur Hauspurg (69)            Director                      Trustee and former President, Chief Executive Officer and Chairman
   c/o Prudential Mutual Fund                                    of the Board of Consolidated Edison Company of New York, Inc.;
     Management, Inc.                                            Director of COMSAT Corp.
   One Seaport Plaza
   New York, New York


*  Harry A. Jacobs, Jr. (73)       Director                      Senior Director (since January 1986) of Prudential Securities
   One Seaport Plaza                                             Incorporated (Prudential Securities); formerly Interim Chairman
   New York, New York                                            and Chief Executive Officer of Prudential Mutual Fund Management,
                                                                 Inc. (PMF) (June-September 1993); Chairman of the Board of
                                                                 Prudential Securities (1982-1985) and Chairman of the Board and
                                                                 Chief Executive Officer of Bache Group Inc. (1977-1982); Trustee of
                                                                 the Trudeau Institute; Director of the Center for National Policy,
                                                                 The First Australia Fund, Inc., The First Australia Prime Income
                                                                 Fund, Inc., The Global Government Plus Fund, Inc. and The Global
                                                                 Total Return Fund, Inc.

                                      B-7


                                                                 Principal Occupations
Name, Address and Age              Position With Fund            During Past 5 Years
---------------------------------  ----------------------------  -----------------------------------------------------------------

*  Lawrence C. McQuade (67)        President and                 Vice Chairman of PMF (since 1988); Managing Director, Investment
   One Seaport Plaza               Director                      Banking, Prudential Securities (1988-1991); Director of Quixote
   New York, New York                                            Corporation (since February 1992) and BUNZL, PLC (since June 1991);
                                                                 formerly, Director of Crazy Eddie Inc. (1987-1990) and Kaiser Tech.
                                                                 Ltd., Kaiser Aluminum and Chemical Corp. (March 1987-November
                                                                 1988); formerly Executive Vice President and Director of WR Grace &
                                                                 Company; President  and Director of The Global Government Plus
                                                                 Fund, Inc., The Global Total Return Fund, Inc., and The High Yield
                                                                 Income Fund, Inc.


   Stephen P. Munn (52)            Director                      Chairman (since January 1994), Director and President (since 1988)
   101 So. Salina St.                                            and Chief Executive Officer (1988-December 1993) of Carlisle
   Syracuse, New York                                            Companies Incorporated.


*  Richard A. Redeker (51)         Director                      President, Chief Executive Officer and Director (since October
   One Seaport Plaza                                             1993), Prudential Mutual Fund Management, Inc. (PMF); Executive
   New York, New York                                            Vice President, Director and Member of the Operating Committee
                                                                 (since October 1993), Prudential Securities; Director (since
                                                                 October 1993) of Prudential Securities Group, Inc.; Executive Vice
                                                                 President, The Prudential Investment Corporation (since July 1994);
                                                                 Director (since January 1994) of Prudential Mutual Fund
                                                                 Distributors, Inc. (PMFD) and Prudential Mutual Fund Services, Inc.
                                                                 (PMFS); formerly Senior Executive Vice President and Director of
                                                                 Kemper Financial Services, Inc. (September 1978-September 1993);
                                                                 Director of The Global Government Plus Fund, Inc., The Global Total
                                                                 Return Fund, Inc. and The High Yield Income Fund, Inc.


   Louis A. Weil, III (53)         Director                      Publisher and Chief Executive Officer, Phoenix Newspapers, Inc.
   120 E. Van Buren                                              (since August 1991); Director of Central Newspapers, Inc.
   Phoenix, Arizona                                              (since September 1991); prior thereto, Publisher of Time Magazine
                                                                 (May 1989-March 1991); formerly President, Publisher and Chief
                                                                 Executive Officer of The Detroit News (February 1986-August 1989);
                                                                 formerly member of the Advisory Board, Chase Manhattan
                                                                 Bank-Westchester; Director of The Global Government Plus Fund, Inc.


   David W. Drasnin (58)           Vice President                Vice President and Branch Manager of Prudential Securities.
   39 Public Square
   Suite 500
   Wilkes-Barre, Pennsylvania


   Robert F. Gunia (48)            Vice President                Chief Administrative Officer (since July 1990), Director (since
   One Seaport Plaza                                             January 1989),Executive Vice President, Treasurer and Chief
   New York, New York                                            Financial Officer (since June 1987) of PMF; Senior Vice President
                                                                 (since March 1987) of Prudential Securities; Executive Vice
                                                                 President, Treasurer and Comptroller (since March 1991) of PMFD and
                                                                 Director (since June 1987) of PMFS; Vice President and Director of
                                                                 The Asia Pacific Fund, Inc. (since May 1989).


   Grace Torres (35)               Treasurer and                 First Vice President (since March 1994) of PMF; First Vice
   One Seaport Plaza               Principal Financial and       President (since March 1994) of PSI. Prior thereto, Vice President,
   New York, New York              Accounting Officer            Bankers Trust Company.



   S. Jane Rose (49)               Secretary                     Senior Vice President (since January 1991), Senior Counsel (since
   One Seaport Plaza                                             June 1987) and First Vice President (June 1987-December 1990)
   New York, New York                                            of PMF; Senior Vice President and Senior Counsel of Prudential
                                                                 Securities (since July 1992); formerly Vice President and Associate
                                                                 General Counsel of Prudential Securities.


   Ronald Amblard (36)             Assistant                     First Vice President (since January 1994) and Associate General
   One Seaport Plaza               Secretary                     Counsel (since January 1992) of PMF; Vice President and Associate
   New York, New York                                            General Counsel of Prudential Securities (since January 1992);
                                                                 formerly, Assistant General Counsel (August 1988-December 1991),
                                                                 Associate Vice President (January 1989-December 1990) and Vice
                                                                 President (January 1991-December 1993) of PMF.



---------------
* "Interested" director, as defined in the Investment Company Act, by reason of his affiliation with Prudential Securities or PMF.



      Directors and officers of the Fund are also trustees, Directors and officers of some or all of the other investment companies distributed by Prudential Securities Incorporated or Prudential Mutual Fund Distributors, Inc.

     The officers conduct and supervise the daily business operations of the Fund, while the directors, in addition to their functions set forth under "Manager" and "Distributor," review such actions and decide on general policy.

     The Fund pays each of its Directors who is not an affiliated person of PMF or The Prudential Investment Corporation (PIC) annual compensation of $7,500, in addition to certain out-of-pocket expenses. The Chairman of the Audit Committee receives an additional $200 per year.

     Directors may receive their Director's fee pursuant to a deferred fee agreement with the Fund. Under the terms of the agreement, the Fund accrues daily the amount of such Director's fee which accrue interest at a rate equivalent to the prevailing rate applicable to 90-day U.S. Treasury Bills at the beginning of each calendar quarter or, pursuant to an exemptive order of the Securities and Exchange Commission (SEC), at the daily rate of return of the Fund (the Fund rate). Payment of the interest so accrued is also deferred and accruals become payable at the option of the Director. The Fund's obligation to make payments of deferred Directors' fees, together with interest thereon, is a general obligation of the Fund.

     Pursuant to the Management Agreement with the Fund, the Manager pays all compensation of officers and employees of the Fund as well as the fees and expenses of all Directors of the Fund who are affiliated persons of the Manager.

     The following table sets forth the aggregate compensation paid by the Fund for the fiscal year ended December 31, 1994 to the Directors who are not affiliated with the Manager and the aggregate compensation paid to such Directors for service on the Fund's board and that of all other funds managed by Prudential Mutual Fund Management, Inc. (Fund Complex) for the calendar year ended December 31, 1994.

                               Compensation Table




                                                                                           Total
                                                       Pension or                       Compensation
                                                       Retirement       Estimated         From Fund
                                      Aggregate     Benefits Accrued     Annual           and Fund
                                    Compensation    As Part of Fund   Benefits Upon     Complex Paid
Name and Position                    From Fund          Expenses        Retirement      to Directors
-------------------------------    ------------    ----------------   -------------    ---------------

Delayne Dedrick Gold - Director       $7,700             None             N/A            $185,000(24)*
Arthur Hauspurg - Director            $7,500             None             N/A             $37,500(5)*
Stephen P. Munn - Director            $7,500             None             N/A             $40,000(6)*
Louis A. Weil, III - Director         $7,500             None             N/A             $97,500(12)*

---------------
* Indicated number of funds in Fund Complex (including the Fund) to which aggregate compensation relates.



     As of February 3, 1995, the Directors and officers of the Fund, as a group, owned less than 1% of the outstanding common stock of the Fund.

     As of February 3, 1995, the beneficial owners, directly or indirectly, of more than 5% of the outstanding shares of any class of beneficial interest were:
Glenn A. Capalbo & Paula J. Evans & Susan M. Capalbo, 7A Eagle Run, East Greenwich, RI, who held 2,725 Class C shares (27%), Temple Street Associates 2, 555 Long Wharf Drive, New Haven, CT, who held 4,716 Class C shares (48%), Stephen W. Mullins & Deborah L. Mullins, 1132 Mulberry Circle, Charleston, WV, who held 539 Class C shares (5%) and Ray Behrman & Carol Behrman, 8361 W. Clubhouse Ln, Boise, ID, who held 1,609 (16%) Class C shares.

     As of February 3, 1995, Prudential Securities was the record holder for other beneficial owners of 10,851,364 Class A shares (or 33% of the outstanding Class A shares) and 5,227,921 Class B shares (or 37% of the outstanding Class B shares) and 7,448 Class C shares (or 75% of the outstanding Class C shares) of the Fund. In the event of any meeting of shareholders, Prudential Securities will forward, or cause the forwarding of, proxy materials to the beneficial owners for which it is the record holder.

                                     MANAGER

     The manager of the Fund is Prudential Mutual Fund Management, Inc. (PMF or the Manager), One Seaport Plaza, New York, New York 10292. PMF serves as manager to substantially all of the other investment companies that, together with the Fund, comprise the "Prudential Mutual Funds." See "How the Fund is Managed" in the Prospectus. As of January 31, 1995, PMF managed and/or administered open-end and closed-end management investment companies with assets of approximately $45 billion. According to the Investment Company Institute, as of April 30, 1994, the Prudential Mutual Funds were the 12th largest family of mutual funds in the United States.

     Pursuant to the Management Agreement with the Fund (the Management Agreement), PMF, subject to the supervision of the Fund's Board of Directors and in conformity with the stated policies of the Fund, manages both the investment operations of the Fund and the composition of the Fund's portfolio, including the purchase, retention, disposition and loan of securities. In connection therewith, PMF is obligated to keep certain books and records of the Fund. PMF also administers the Fund's corporate affairs and, in connection therewith, furnishes the Fund with office facilities, together with those ordinary clerical and bookkeeping services which are not being furnished by State Street Bank and Trust Company, the Fund's Custodian, and Prudential Mutual Fund Services, Inc. (PMFS or the Transfer Agent), the Fund's transfer and dividend disbursing agent. The management services of PMF for the Fund are not exclusive under the terms of the Management Agreement and PMF is free to, and does, render management services to others.



     For its services, PMF receives, pursuant to the Management Agreement, a fee at an annual rate of .50 of 1% of the Fund's average daily net assets up to and including $250 million, .475 of 1% of the next $250 million, .45 of 1% of the next $500 million, .425 of 1% of the next $250 million, .40 of 1% of the next $250 million and .375 of 1% of the Fund's average daily net assets in excess of $1.5 billion. The fee is computed daily and payable monthly. The Management Agreement also provides that, in the event the expenses of the Fund (including the fees of PMF, but excluding interest, taxes, brokerage commissions, distribution fees and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business) for any fiscal year exceed the lowest applicable annual expense limitation established and enforced pursuant to the statutes or regulations of any jurisdiction in which the Fund's shares are qualified for offer and sale, the compensation due to PMF will be reduced by the amount of such excess. Reductions in excess of the total compensation payable to PMF will be paid by PMF to the Fund. No such reductions were required during the fiscal year ended December 31, 1994. Currently, the Fund believes that the most restrictive expense limitation of state securities commissions is 21/2% of the Fund's average daily net assets up to $30 million, 2% of the next $70 million of such assets and 1 1/2% of such assets in excess of $100 million.


     In connection with its management of the corporate affairs of the Fund, PMF bears the following expenses:

     (a) the salaries and expenses of all of its and the Fund's personnel except the fees and expenses of Directors who are not affiliated persons of PMF or the Fund's investment adviser;

     (b) all expenses incurred by PMF or by the Fund in connection with managing the ordinary course of the Fund's business, other than those assumed by the Fund as described below; and

     (c) the costs and expenses payable to The Prudential Investment Corporation
(PIC) pursuant to the subadvisory agreement between PMF and PIC (the Subadvisory Agreement).

     Under the terms of the Management Agreement, the Fund is responsible for the payment of the following expenses: (a) the fees payable to the Manager, (b) the fees and expenses of Directors who are not affiliated persons of the Manager or the Fund's investment adviser, (c) the fees and certain expenses of the Custodian and Transfer and Dividend Disbursing Agent, including the cost of providing records to the Manager in connection with its obligation of maintaining required records of the Fund and of pricing the Fund's shares, (d) the charges and expenses of legal counsel and independent accountants for the Fund, (e) brokerage commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions, (f) all taxes and corporate fees payable by the Fund to governmental agencies, (g) the fees of any trade associations of which the Fund may be a member, (h) the cost of stock certificates representing shares of the Fund, (i) the cost of fidelity and liability insurance, (j) the fees and expenses involved in registering and maintaining registration of the Fund and of its shares with the Securities and Exchange Commission, registering the Fund and qualifying its shares under state securities laws, including the preparation and printing of the Fund's registration statements and prospectuses for such purposes, (k) allocable communications expenses with respect to investor services and all expenses of shareholders' and Directors' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders in the amount necessary for distribution to the shareholders, (l) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business and (m) distribution fees.

     The Management Agreement provides that PMF will not be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Management Agreement provides that it will terminate automatically if assigned, and that it may be terminated without penalty by either party upon not more than 60 days' nor less than 30 days' written notice. The Management Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually in conformity with the Investment Company Act. The Management Agreement was last approved by the Board of Directors of the Fund, including a majority of the Directors who are not parties to the contract or interested persons of any such party as defined in the Investment Company Act on May 2, 1994 and by shareholders of the Fund on April 28, 1988.

     For the fiscal years ended December 31, 1994, 1993 and 1992, the Fund paid PMF management fees of $3,633,518, $4,087,672 and $3,946,039, respectively.

     PMF has entered into the Subadvisory Agreement with PIC (the Subadviser), a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential). The Subadvisory Agreement provides that PIC will furnish investment advisory services in connection with the management of the Fund. In connection therewith, PIC is obligated to keep certain books and records of the Fund. PMF continues to have responsibility for all investment advisory services pursuant to the Management Agreement and supervises PIC's performance of such services. PIC is reimbursed by PMF for the reasonable costs and expenses incurred by PIC in furnishing those services.

     The Subadvisory Agreement was last approved by the Board of Directors, including a majority of the Directors who are not parties to such contracts or interested persons of such parties as defined in the Investment Company Act, on May 2, 1994, and by shareholders of the Fund on April 28, 1988.

     The Subadvisory Agreement provides that it will terminate in the event of its assignment (as defined in the Investment Company Act) or upon the termination of the Management Agreement. The Subadvisory Agreement may be terminated by the Fund, PMF or PIC upon not more than 60 days', nor less than 30 days', written notice. The Subadvisory Agreement provides that it will continue in effect for a period of more than two years from its execution only so long as such continuance is specifically approved at least annually in accordance with the requirements of the Investment Company Act.

     The Manager and the Subadviser are subsidiaries of Prudential which, as of December 31, 1993, was one of the largest financial institutions in the world and the largest insurance company in North America. Prudential has been engaged in the insurance business since 1875. In July 1994, Institutional Investor ranked Prudential the second largest institutional money manager of the 300 largest money management organizations in the United States as of December 31, 1993.

                                   DISTRIBUTOR

     Prudential Mutual Fund Distributors, Inc. (PMFD), One Seaport Plaza, New York, New York 10292, acts as the distributor of the Class A shares of the Fund. Prudential Securities Incorporated, One Seaport Plaza, New York, New York 10292 (Prudential Securities or PSI), acts as the distributor of the Class B and Class C shares of the Fund.

     Pursuant to separate Distribution and Service Plans (the Class A Plan, the Class B Plan and the Class C Plan, collectively the Plans) adopted by the Fund under Rule 12b-1 under the Investment Company Act and separate distribution agreements (the Distribution Agreements), PMFD and Prudential Securities (collectively the Distributor) incur the expenses of distributing the Fund's Class A, Class B and Class C shares, respectively. See "How the Fund is Managed-Distributor" in the Prospectus.

     Prior to January 22, 1990, the Fund offered only one class of shares (the then existing Class B shares). On October 6, 1989, the Board of Directors, including a majority of the Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Class A or Class B Plan or in any agreement related to either Plan (the Rule 12b-1 Directors), at a meeting called for the purpose of voting on each Plan, adopted a new plan of distribution for the Class A shares of the Fund (the Class A Plan) and approved an amended and restated plan of distribution with respect to the Class B shares of the Fund (the Class B Plan). On February 8, 1993, the Board of Directors, including a majority of the Rule 12b-1 Directors, at a meeting called for the purpose of voting on each Plan, approved modifications to the Fund's Class A and Class B Plans and Distribution Agreements to conform them to recent amendments to the National Association of Securities Dealers, Inc.
(NASD) maximum sales charge rule described below. As so modified, the Class A Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and the maintenance of shareholder accounts (service fee) and (ii) total distribution fees (including the service fee of .25 of 1%) may not exceed .30 of 1%. As so modified, the Class B Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class B shares may be paid as a service fee and (ii) up to .50 of 1% (including the service fee) of the average daily net assets of the Class B shares (asset-based sales charge) may be used as reimbursement for distribution-related expenses with respect to the Class B shares. On May 3, 1993, the Board of Directors, including a majority of the Rule 12b-1 Directors, at a meeting called for the purpose of voting on each Plan, adopted a plan of distribution for the Class C shares of the Fund and approved further amendments to the plans of distribution for the Fund's Class A and Class B shares changing them from reimbursement type plans to compensation type plans. The Plans were last approved by the Board of Directors, including a majority of the Rule 12b-1 Directors, on May 2, 1994. The Class A Plan, as amended, was approved by the Class A and Class B shareholders and the Class B Plan, as amended, was approved by Class B shareholders on July 19, 1994. The Class C Plan was approved by the sole shareholder of Class C shares on August 1, 1994.

     Class A Plan. For the fiscal year ended December 31, 1994, PMFD received payments of approximately $14,116 under the Class A Plan. This amount was primarily expended on commission credits to Prudential Securities and Prusec for payment of account servicing fees to financial advisers and other persons who sell Class A shares. For the fiscal year ended December 31, 1994,PMFD also received approximately $92,500 in initial sales charges.

     Class B Plan. For the fiscal year ended December 31, 1994, Prudential Securities received $3,758,114 from the Fund under the Plan. It is estimated that the Distributor spent approximately $2,592,900 in distributing the Fund's Class B shares, on behalf of the Fund during the year ended December 31, 1994. It is estimated that of this amount approximately $3,400 (0.1%) was spent on printing and mailing of prospectuses to other than current shareholders; $930,300 (35.9%) on compensation to Prusec, an affiliated broker-dealer, for commissions to its representatives and other expenses, including an allocation of overhead and other branch office distribution-related expenses, incurred by it for distribution of Fund shares; $422,200 (16.3%) on interest and/or carrying costs; and $1,237,000 (47.7%) on the aggregate of (i) payments of commissions to financial advisers ($923,900 or 35.6%) and (ii) an allocation on account of overhead and other branch office distribution-related expenses ($313,100 or 12.1%). The term "overhead and other branch office distribution-related expenses" represents (a) the expenses of operating the Prudential Securities' branch offices in connection with the sale of Fund shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies, (b) the costs of client sales seminars, (c) expenses of mutual fund sales coordinators to promote the sale of Fund shares and (d) other incidental expenses relating to branch promotion of Fund sales.

     Prudential Securities also receives the proceeds of contingent deferred sales charges paid by holders of Class B shares upon certain redemptions of Class B shares. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charge " in the Prospectus. The amount of distribution expenses reimbursable by the Class B shares of the Fund is reduced by the amount of such contingent deferred sales charges. For the fiscal year ended December 31, 1994, Prudential Securities received approximately $976,100 in contingent deferred sales charges.

     Class C Plan. Prudential Securities receives the proceeds of contingent deferred sales charges paid by investors upon certain redemptions of Class C shares. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charges" in the Prospectus. For the period August 1, 1994 (inception of Class C shares) through December 31, 1994, Prudential Securities did not receive any contingent deferred sales charges.

     The Class A, Class B and Class C Plans continue in effect from year to year, provided that each such continuance is approved at least annually by a vote of the Board of Directors, including a majority vote of the Rule 12b-1 Directors, cast in person at a meeting called for the purpose of voting on such continuance. The Plans may each be terminated at any time, without penalty, by the vote of a majority of the Rule 12b-1 Directors or by the vote of the holders of a majority of the outstanding shares of the applicable class on not more than 60 days' written notice to any other party to the Plans. Neither Plan may be amended to increase materially the amounts to be spent for the services described therein without approval by the shareholders of the applicable class (by both Class A and Class B shareholders, voting separately, in the case of material amendments to the Class A Plan), and all material amendments are required to be approved by the Board of Directors in the manner described above. Each Plan will automatically terminate in the event of its assignment. The Fund will not be contractually obligated to pay expenses incurred under any Plan if it is terminated or not continued.

     Pursuant to each Plan, the Board of Directors will review at least quarterly a written report of the distribution expenses incurred on behalf of each class of shares of the Fund by the Distributor. The report will include an itemization of the distribution expenses and the purposes of such expenditures. In addition, as long as the Plans remain in effect, the selection and nomination of the Rule 12b-1 Directors shall be committed to the Rule 12b-1 Directors.

     Pursuant to each Distribution Agreement, the Fund has agreed to indemnify PMFD and Prudential Securities to the extent permitted by applicable law against certain liabilities under the Securities Act of 1933, as amended. Each Distribution Agreement was last approved by the Board of Directors, including a majority of the Rule 12b-1 Directors, on May 2, 1994.

     NASD Maximum Sales Charge Rule. Pursuant to rules of the NASD, the Distributor is required to limit aggregate initial sales charges, deferred sales charges and asset-based sales charges to 6.25% of total gross sales of each class of shares. Interest charges on unreimbursed distribution expenses equal to the prime rate plus one percent per annum may be added to the 6.25% limitation. Sales from the reinvestment of dividends and distributions are not included in the calculation of the 6.25% limitation. The annual asset-based sales charge on shares of the Fund may not exceed .75 of 1% per class. The 6.25% limitation applies to the Fund rather than on a per shareholder basis. If aggregate sales charges were to exceed 6.25% of total gross sales of any class, all sales charges on shares of that class would be suspended.

     On October 21, 1993, PSI entered into an omnibus settlement with the SEC, state securities regulators in 51 jurisdictions and the NASD to resolve allegations that PSI sold interests in more than 700 limited partnerships (and a limited number of other types of securities) from January 1, 1980 through December 31, 1990, in violation of securities laws to persons for whom such securities were not suitable in light of the individuals' financial condition or investment objectives. It was also alleged that the safety, potential returns and liquidity of the investments had been misrepresented. The limited partnerships principally involved real estate, oil and gas producing properties and aircraft leasing ventures. The SEC Order
(i) included findings that PSI's conduct violated the federal securities laws and that an order issued by the SEC in 1986 requiring PSI to adopt, implement and maintain certain supervisory procedures had not been complied with; (ii) directed PSI to cease and desist from violating the federal securities laws and imposed a $10 million civil penalty; and (iii) required PSI to adopt certain remedial measures including the establishment of a Compliance Committee of its Board of Directors. Pursuant to the terms of the SEC settlement, PSI established a settlement fund in the amount of $330,000,000 and procedures, overseen by a court approved Claims Administrator, to resolve legitimate claims for compensatory damages by purchasers of the partnership interests. PSI has agreed to provide additional funds, if necessary, for that purpose. PSI's settlement with the state securities regulators included an agreement to pay a penalty of $500,000 per jurisdiction. PSI consented to a censure and to the payment of a $5,000,000 fine in settling the NASD action. In settling the above referenced matters, PSI neither admitted nor denied the allegations asserted against it.

     On January 18, 1994, PSI agreed to the entry of a Final Consent Order and a Parallel Consent Order by the Texas Securities Commissioner. The firm also entered into a related agreement with the Texas Securities Commissioner. The allegations were that the firm had engaged in improper sales practices and other improper conduct resulting in pecuniary losses and other harm to investors residing in Texas with respect to purchases and sales of limited partnership interests during the period of January 1, 1980 through December 31, 1990. Without admitting or denying the allegations, PSI consented to a reprimand, agreed to cease and desist from future violations, and to provide voluntary donations to the State of Texas in the aggregate amount of $1,500,000. The firm agreed to suspend the creation of new customer accounts, the general solicitation of new accounts, and the offer for sale of securities in or from PSI's North Dallas office to new customers during a period of twenty consecutive business days, and agreed that its other Texas offices would be subject to the same restrictions for a period of five consecutive business days. PSI also agreed to institute training programs for its securities salesmen in Texas.

     On October 27, 1994, Prudential Securities Group, Inc. and PSI entered into agreements with the United States Attorney deferring prosecution (provided PSI complies with the terms of the agreement for three years) for any alleged criminal activity related to the sale of certain limited partnership programs from 1983 to 1990. In connection with these agreements, PSI agreed to add the sum of $330,000,000 to the Fund established by the SEC and executed a stipulation providing for a reversion of such funds to the United States Postal Inspection Service. PSI further agreed to obtain a mutually acceptable outside director to sit on the Board of Directors of PSG and the Compliance Committee of PSI. The new director will also serve as an independent "ombudsman" whom PSI employees can call anonymously with complaints about ethics and compliance. Prudential Securities shall report any allegations or instances of criminal conduct and material improprieties to the new director. The new director will submit compliance reports which shall identify all such allegations or instances of criminal conduct and material improprieties every three months for a three-year period.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

     The Manager is responsible for decisions to buy and sell securities and futures contracts for the Fund, the selection of brokers, dealers and futures commission merchants to effect the transactions and the negotiation of brokerage commissions, if any. The term "Manager" as used in this section includes the "Subadviser." Fixed-income securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. The Fund will not deal with Prudential Securities in any transaction in which Prudential Securities acts as principal. Purchases and sales of securities on a securities exchange, while infrequent, and purchases and sales of futures on a commodities exchange or board of trade will be effected through brokers who charge a commission for their services. Orders may be directed to any broker including, to the extent and in the manner permitted by applicable law, Prudential Securities and its affiliates.

     In placing orders for portfolio securities of the Fund, the Manager is required to give primary consideration to obtaining the most favorable price and efficient execution. This means that the Manager will seek to execute each transaction at a price and commission, if any, which provide the most favorable total cost or proceeds reasonably attainable in the circumstances. While the Manager generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. Within the framework of the policy of obtaining most favorable price and efficient execution, the Manager will consider research and investment services provided by brokers or dealers who effect or are parties to portfolio transactions of the Fund, the Manager or the Manager's other clients. Such research and investment services are those which brokerage houses customarily provide to institutional investors and include statistical and economic data and research reports on particular companies and industries. Such services are used by the Manager in connection with all of its investment activities, and some of such services obtained in connection with the execution of transactions for the Fund may be used in managing other investment accounts. Conversely, brokers furnishing such services may be selected for the execution of transactions of such other accounts, whose aggregate assets are larger than the Fund, and the services furnished by such brokers may be used by the Manager in providing investment management for the Fund. Commission rates are established pursuant to negotiations with the broker based on the quality and quantity of execution services provided by the broker in light of generally prevailing rates. The Manager's policy is to pay higher commissions to brokers, other than Prudential Securities, for particular transactions than might be charged if a different broker had been selected, on occasions when, in the Manager's opinion, this policy furthers the objective of obtaining best price and execution. In addition, the Manager is authorized to pay higher commissions on brokerage transactions for the Fund to brokers other than Prudential Securities in order to secure research and investment services described above, subject to the primary consideration of obtaining the most favorable price and efficient execution in the circumstances and subject to review by the Fund's Board of Directors from time to time as to the extent and continuation of this practice. The allocation of orders among brokers and the commission rates paid are reviewed periodically by the Board of Directors. Portfolio securities may not be purchased from any underwriting or selling syndicate of which Prudential Securities (or any affiliate), during the existence of the syndicate, is a principal underwriter (as defined in the Investment Company Act), except in accordance with rules of the SEC. This limitation, in the opinion of the Fund, will not significantly affect the Fund's ability to pursue its present investment objective. However, in the future in other circumstances, the Fund may be at a disadvantage because of this limitation in comparison to other funds with similar objectives but not subject to such limitations.

     Subject to the above considerations, the Manager may use Prudential Securities as a broker or futures commission merchant for the Fund. In order for Prudential Securities (or any affiliate) to effect any portfolio transactions for the Fund on an exchange or board of trade, the commissions, fees or other remuneration received by Prudential Securities (or any affiliate) must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers or futures commission merchants in connection with comparable transactions involving similar securities or futures contracts being purchased or sold on a securities exchange or board of trade during a comparable period of time. This standard would allow Prudential Securities (or any affiliate) to receive no more than the remuneration which would be expected to be received by an unaffiliated broker or futures commission merchant in a commensurate arm's-length transaction. Furthermore, the Board of Directors of the Fund, including a majority of the noninterested Directors has adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to Prudential Securities (or any affiliate) are consistent with the foregoing standard. In accordance with Section 11(a) of the Securities Exchange Act of 1934, Prudential Securities may not retain compensation for effecting transactions on a national securities exchange for the Fund unless the Fund has expressly authorized the retention of such compensation. Prudential Securities must furnish to the Fund at least annually a statement setting forth the total amount of all compensation retained by Prudential Securities from transactions effected for the Fund during the applicable period. Brokerage transactions with Prudential Securities (or any affiliate) are also subject to such fiduciary standards as may be imposed upon Prudential Securities (or such affiliate) by applicable law.

     The Fund paid no brokerage commissions to Prudential Securities for the fiscal years ended December 31, 1992, 1993 and 1994.

                     PURCHASE AND REDEMPTION OF FUND SHARES

     Shares of the Fund may be purchased at a price equal to the next determined net asset value per share plus a sales charge which, at the election of the investor, may be imposed either (i) at the time of purchase (Class A shares) or
(ii) on a deferred basis (Class B or Class C shares). See "Shareholder Guide" in the Prospectus.

     Each class of shares represents an interest in the same portfolio of investments of the Fund and has the same rights, except that (i) each class bears the separate expenses of its Rule 12b-1 distribution and service plan,
(ii) each class has exclusive voting rights with respect to its plan (except that the Fund has agreed with the SEC in connection with the offering of a conversion feature on Class B shares to submit any amendment of the Class A distribution and service plan to both Class A and Class B shareholders) and
(iii) only Class B shares have a conversion feature. See "Distributor." Each class also has separate exchange privileges. See "Shareholder Investment Account-Exchange Privilege."

Specimen Price Make-up

     Under the current distribution arrangements between the Fund and the Distributor, Class A shares of the Fund are sold at a maximum sales charge of 3% and Class B* and Class C* shares of the Fund are sold at net asset value.* Using the Fund's net asset value at December 31, 1994, the maximum offering price of the Fund's shares is as follows:

Class A
Net asset value and redemption price per Class A share................... $14.42
                                                                          ------
Maximum sales charge (3% of offering price)..............................    .45
                                                                          ------
Offering price to public................................................. $14.87
                                                                          ======
Class B
Net asset value, offering price and redemption price per Class B share*.. $14.45
                                                                          ======
Class C
Net asset value, offering price and redemption price per Class C share*.. $14.44
                                                                          ======
-------
*Class B and Class C shares are subject to a contingent deferred sales charge on certain redemptions. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charges" in the Prospectus.

Reduction and Waiver of Initial Sales Charges-Class A Shares

     Combined Purchase and Cumulative Purchase Privilege. If an investor or eligible group of related investors purchases Class A shares of the Fund concurrently with Class A shares of other Prudential Mutual Funds, the purchases may be combined to take advantage of the reduced sales charges applicable to larger purchases. See the table of breakpoints under "Shareholder
Guide-Alternative Purchase Plan" in the Prospectus.

     An eligible group of related Fund investors includes any combination of the following:

     (a) an individual;

     (b) the individual's spouse, their children and their parents;

     (c) the individual's and spouse's Individual Retirement Account (IRA);

     (d) any company controlled by the individual (a person, entity or group that holds 25% or more of the outstanding voting securities of a company will be deemed to control the company, and a partnership will be deemed to be controlled by each of its general partners);

     (e) a trust created by the individual, the beneficiaries of which are the individual, his or her spouse, parents or children;

     (f) a Uniform Gifts to Minors Act/Uniform Transfers to Minors Act account created by the individual or the individual's spouse; and

     (g) one or more employee benefit plans of a company controlled by an individual.

     In addition, an eligible group of related Fund investors may include an employer (or group of related employers) and one or more qualified retirement plans of such employer or employers (an employer controlling, controlled by or under common control with another employer is deemed related to that employer).

     The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charges will be granted subject to confirmation of the investor's holdings. The Combined Purchase and Cumulative Purchase Privilege does not apply to individual participants in any retirement or group plans.

     Rights of Accumulation. Reduced sales charges are also available through Rights of Accumulation, under which an investor or an eligible group of related investors, as described above under "Combined Purchase and Cumulative Purchase Privilege," may aggregate the value of their existing holdings of the Class A shares of the Fund and Class A shares of other Prudential Mutual Funds (excluding money market funds other than those acquired pursuant to the exchange privilege) to determine the reduced sales charge. However, the value of shares held directly with the Transfer Agent and through Prudential Securities will not be aggregated to determine the reduced sales charge. All shares must be held either directly with the Transfer Agent or through Prudential Securities. The value of existing holdings for purposes of determining the reduced sales charge is calculated using the maximum offering price (net asset value plus maximum sales charge) as of the previous business day. See "How the Fund Values its Shares" in the Prospectus. The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charges will be granted subject to confirmation of the investor's holdings. Rights of Accumulation are not available to individual participants in any retirement or group plans.

     Letters of Intent. Reduced sales charges are also available to investors (or an eligible group of related investors) who enter into a written Letter of Intent providing for the purchase, within a thirteen-month period, of shares of the Fund and shares of other Prudential Mutual Funds. All shares of the Fund and shares of other Prudential Mutual Funds (excluding money market funds other than those acquired pursuant to the exchange privilege) which were previously purchased and are still owned are also included in determining the applicable reduction. However, the value of shares held directly with the Transfer Agent and through Prudential Securities will not be aggregated to determine the reduced sales charge. All shares must be held either directly with the Transfer Agent or through Prudential Securities. The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charges will be granted subject to confirmation of the investor's holdings. Letters of Intent are not available to individual participants in any retirement or group plans.

     A Letter of Intent permits a purchaser to establish a total investment goal to be achieved by any number of investments over a thirteen-month period. Each investment made during the period will receive the reduced sales charge applicable to the amount represented by the goal, as if it were a single investment. Escrowed Class A shares totaling 5% of the dollar amount of the Letter of Intent will be held by the Transfer Agent in the name of the purchaser. The effective date of a Letter of Intent may be back-dated up to 90 days, in order that any investments made during this 90-day period, valued at the purchaser's cost, can be applied to the fulfillment of the Letter of Intent goal.

     The Letter of Intent does not obligate the investor to purchase, nor the Fund to sell, the indicated amount. In the event the Letter of Intent goal is not achieved within the thirteen-month period, the purchaser is required to pay the difference between the sales charge otherwise applicable to the purchases made during this period and sales charges actually paid. Such payment may be made directly to the Distributor or, if not paid, the Distributor will liquidate sufficient escrowed shares to obtain such difference. Investors electing to purchase Class A shares of the Fund pursuant to a Letter of Intent should carefully read such Letter of Intent.

Waiver of the Contingent Deferred Sales Charge-Class B Shares

     The Contingent Deferred Sales Charge is waived under circumstances described in the Prospectus. See "Shareholder Guide-How to Sell Your Shares-Waiver of Contingent Deferred Sales Charges-Class B Shares" in the Prospectus. In connection with these waivers, the Transfer Agent will require you to submit the supporting documentation set forth below.

Category of Waiver                      Required Documentation
--------------------------------------  ----------------------------------------

Death A copy of the shareholder's death certificate or, in the case of a trust, a copy of the grantor's death certificate, plus a copy of the trust agreement identifying the grantor.

Disability - An individual will be      A copy of the Social Security
considered disabled if he or she is     Administration award letter or a letter
unable to engage in any substantial     from a physician on the physician's
gainful activity by reason of any       letterhead stating that the shareholder
medically determinable physical or      (or, in the case of a trust, the
mental impairment which can be          grantor) is permanently disabled. The
expected to result in death or to       letter must also indicate the date of
be of long-continued and indefinite     disability.
duration.


     The Transfer Agent reserves the right to request such additional documents as it may deem appropriate.

Quantity Discount-Class B Shares Purchased Prior to August 1, 1994

     The CDSC is reduced on redemptions of Class B shares of the Fund purchased prior to August 1, 1994 if immediately after a purchase of such shares, the aggregate cost of all Class B shares of the Fund owned by you in a single account exceeded $500,000. For example, if you purchased $100,000 of Class B shares of the Fund and the following year purchase an additional $450,000 of Class B shares with the result that the aggregate cost of your Class B shares of the Fund following the second purchase was $550,000, the quantity discount would be available for the second purchase of $450,000 but not for the first purchase of $100,000.

The quantity discount will be imposed at the following rates depending on whether the aggregate value exceeded $500,000 or $1 million:

                                          Contingent Deferred Sales Charge
                                         as a Percentage of Dollars Invested
                                                or Redemption Process
                                       ---------------------------------------
Year since Purchase
Payment Made                           $500,001 to $1 million  Over $1 million
----------------------------------     ----------------------  ---------------

First. . . . . . . . . . . . . . .              3.0%                2.0%
Second . . . . . . . . . . . . . .              2.0%                1.0%
Third. . . . . . . . . . . . . . .              1.0%                 0%
Fourth and thereafter. . . . . . .               0%                  0%


     You must notify the Fund's Transfer Agent either directly or through Prudential Securities or Prusec, at the time of redemption, that you are entitled to the reduced CDSC. The reduced CDSC will be granted subject to confirmation of your holdings.

                         SHAREHOLDER INVESTMENT ACCOUNT

     Upon the initial purchase of Fund shares, a Shareholder Investment Account is established for each investor under which a record of the shares held is maintained by the Transfer Agent. If a share certificate is desired, it must be requested in writing for each transaction. Certificates are issued only for full shares and may be redeposited in the Account at any time. There is no charge to the investor for issuance of a certificate. The Fund makes available to the shareholders the following privileges and plans.

Automatic Reinvestment of Dividends and/or Distributions

     For the convenience of investors, all dividends and distributions are automatically reinvested in full and fractional shares of the Fund at net asset value per share. An investor may direct the Transfer Agent in writing not less than five full business days prior to the record date to have subsequent dividends and/or distributions sent to him or her in cash rather than reinvested. In the case of recently purchased shares for which registration instructions have not been received on the record date, cash payment will be made directly to the dealer. Any shareholder who receives a cash payment representing a dividend or distribution may reinvest such distribution at net asset value by returning the check or the proceeds to the Transfer Agent within 30 days after the payment date. Such investment will be made at the net asset value per share next determined after receipt of the check or proceeds by the Transfer Agent. Such shareholder will receive credit for any contingent deferred sales charge paid in connection with the amount of proceeds being reinvested.

Exchange Privilege

     The Fund makes available to its shareholders the privilege of exchanging their shares of the Fund for shares of certain other Prudential Mutual Funds, including one or more specified money market funds, subject in each case to the minimum investment requirements of such funds. Shares of such other Prudential Mutual Funds may also be exchanged for shares, respectively, of the Fund. All exchanges are made on the basis of relative net asset value next determined after receipt of an order in proper form. An exchange will be treated as a redemption and purchase for tax purposes. Shares may be exchanged for shares of another fund only if shares of such fund may legally be sold under applicable state laws.

     It is contemplated that the exchange privilege may be applicable to new mutual funds whose shares may be distributed by the Distributor.

     Class A. Shareholders of the Fund may exchange their Class A shares for Class A shares of certain other Prudential Mutual Funds, shares of Prudential Structured Maturity Fund and Prudential Government Securities Trust (Intermediate Term Series) and shares of the money market funds specified below. No fee or sales load will be imposed upon the exchange. Shareholders of money market funds who acquired such shares upon exchange of Class A shares may use the Exchange Privilege only to acquire Class A shares of the Prudential Mutual Funds participating in the Exchange Privilege.

     The following money market funds participate in the Class A Exchange
Privilege:

Prudential California Municipal Fund
(California Money Market Series)

Prudential Government Securities Trust
(Money Market Series)
(U.S. Treasury Money Market Series)

Prudential Municipal Series Fund
(Connecticut Money Market Series)
(Massachusetts Money Market Series)
(New Jersey Money Market Series)
(New York Money Market Series)

Prudential MoneyMart Assets

Prudential Tax-Free Money Fund

     Class B and Class C. Shareholders of the Fund may exchange their Class B and Class C shares for Class B and Class C shares, respectively, of certain other Prudential Mutual Funds and shares of Prudential Special Money Market Fund, a money market fund. If Class B shares of the Fund are exchanged for Class B shares of other Prudential Mutual Funds, no CDSC will be payable upon such exchange of Class B and Class C shares, but a CDSC will be payable upon the redemption of Class B shares acquired as a result of the exchange. The applicable sales charge will be that imposed by the fund in which shares were initially purchased and the purchase date will be deemed to be the first day of the month after the initial purchase, rather than the date of the exchange.

     Class B and Class C shares of the Fund may also be exchanged for shares of Prudential Special Money Market Fund without imposition of any CDSC at the time of exchange. Upon subsequent redemption from such money market fund or after re-exchange into the Fund, such shares may be subject to the CDSC calculated by excluding the time such shares were held in the money market fund. In order to minimize the period of time in which shares are subject to a CDSC, shares exchanged out of the money market fund will be exchanged on the basis of their remaining holding periods, with the longest remaining holding periods being transferred first. In measuring the time period shares are held in a money market fund and "tolled" for purposes of calculating the CDSC holding period, exchanges are deemed to have been made on the last day of the month. Thus, if shares are exchanged into the Fund from a money market fund during the month (and are held in the Fund at the end of the month), the entire month will be included in the CDSC holding period. Conversely, if shares are exchanged into a money market fund prior to the last day of the month (and are held in the money market fund on the last day of the month), the entire month will be excluded from the CDSC holding period. For purposes of calculating the seven year holding period applicable to the Class B conversion feature, the time period during which Class B shares were held in a money market account will be excluded.

     At any time after acquiring shares of other funds participating in the Class B or Class C exchange privilege the shareholder may again exchange those shares (and any reinvested dividends and distributions) for Class B or Class C shares of the Fund without subjecting such shares to any CDSC. Shares of any fund participating in the Class B or Class C exchange privilege that were acquired through reinvestment of dividends or distributions may be exchanged for Class B or Class C shares of other funds, respectively, without being subject to any CDSC.

     Additional details about the Exchange Privilege and prospectuses for each of the Prudential Mutual Funds are available from the Fund's Transfer Agent, Prudential Securities or Prusec. The Exchange Privilege may be modified, terminated or suspended on sixty days' notice, and any fund, including the Fund, or the Distributor, has the right to reject any exchange application relating to such fund's shares.

Dollar Cost Averaging

     Dollar cost averaging is a method of accumulating shares by investing a fixed amount of dollars in shares at set intervals. An investor buys more shares when the price is low and fewer shares when the price is high. The average cost per share is lower than it would be if a constant number of shares were bought at set intervals.

     Dollar cost averaging may be used, for example, to plan for retirement, to save for a major expenditure, such as the purchase of a home, or to finance a college education. The cost of a year's education at a four-year college today averages around $14,000 at a private college and around $4,800 at a public university. Assuming these costs increase at a rate of 7% a year, as has been projected, for the freshman class of 2007, the cost of four years at a private college could reach $163,000 and over $97,000 at a public university.(1)

     The following chart shows how much you would need in monthly investments to achieve specified lump sums to finance your investment goals.(2)

Period of Monthly Investments:    $100,000   $150,000   $200,000   $250,000
------------------------------    --------   --------   --------   --------
25 Years......................        $110       $165       $220       $275
20 Years......................         176        264        352        440
15 Years......................         296        444        592        740
10 Years......................         555        833      1,110      1,388
 5 Years......................       1,371      2,057      2,742      3,428

See "Automatic Savings Accumulation Plan."
-------
(1) Source information concerning the costs of education at public universities is available from The College Board Annual Survey of Colleges, 1992. Information about the costs of private colleges is from the Digest of Education Statistics, 1992; The National Center for Educational Statistics; and the U.S. Department of Education. Average costs for private institutions include tuition, fees, room and board.

(2) The chart assumes an effective rate of return of 8% (assuming monthly compounding). This example is for illustrative purposes only and is not intended to reflect the performance of an investment in shares of the Fund. The investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Automatic Savings Accumulation Plan (ASAP)

     Under ASAP, an investor may arrange to have a fixed amount automatically invested in shares of the Fund monthly by authorizing his or her bank account or Prudential Securities account (including a Command Account) to be debited to invest specified dollar amounts in shares of the Fund. The investor's bank must be a member of the Automatic Clearing House System. Share certificates are not issued to ASAP participants.

     Further information about this program and an application form can be obtained from the Transfer Agent, Prudential Securities or Prusec.

Systematic Withdrawal Plan

     A systematic withdrawal plan is available to shareholders having shares of the Fund held through Prudential Securities or the Transfer Agent. Such withdrawal plan provides for monthly or quarterly checks in any amount, except as provided below, up to the value of the shares in the shareholder's account. Withdrawals of Class B or Class C shares may be subject to a CDSC. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charges" in the Prospectus.

     In the case of shares held through the Transfer Agent (i) a $10,000 minimum account value applies, (ii) withdrawals may not be for less than $100 and (iii) the shareholder must elect to have all dividends and/or distributions automatically reinvested in additional full and fractional shares at net asset value on shares held under this plan. See "Shareholder Investment
Account-Automatic Reinvestment of Dividends and/or Distributions."

     Prudential Securities and the Transfer Agent act as agents for the shareholder in redeeming sufficient full and fractional shares to provide the amount of the periodic withdrawal payment. The systematic withdrawal plan may be terminated at any time, and the Distributor reserves the right to initiate a fee of up to $5 per withdrawal, upon 30 days' written notice to the shareholder.

     Withdrawal payments should not be considered as dividends, yield, or income. If periodic withdrawals continuously exceed reinvested dividends and distributions, the shareholder's original investment will be correspondingly reduced and ultimately exhausted.

     Furthermore, each withdrawal constitutes a redemption of shares, and any gain or loss realized generally must be recognized for federal income tax purposes. In addition, withdrawals made concurrently with purchases of additional shares are inadvisable because of the sales charge applicable to (i) the purchase of Class A shares and (ii) the withdrawal of Class B and Class C shares. Each shareholder should consult his or her own tax adviser with regard to the tax consequences of the systematic withdrawal plan.

                                 NET ASSET VALUE

     The net asset value per share is the net worth of the Fund (assets, including securities at value, minus liabilities) divided by the number of shares outstanding. Net asset value is calculated separately for each class. The Fund will compute its net asset value once daily at 4:15 P.M., New York time, on each day the New York Stock Exchange is open for trading except on days on which no orders to purchase, sell or redeem Fund shares have been received or days on which changes in the value of the Fund's portfolio securities do not affect the net asset value. The New York Stock Exchange is closed on the following holidays: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. In the event the New York Stock Exchange closes early on any business day, the net asset value of the Fund's shares shall be determined at a time between such closing and 4:15 P.M., New York time.

     Portfolio securities for which market quotations are readily available are valued at their bid quotations. When market quotations are not readily available, such securities and other assets are valued at fair value in accordance with procedures adopted by the Board of Directors. Under these procedures, the Fund values municipal securities on the basis of valuations provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. This service is expected to be furnished by J. J. Kenny Information Systems Inc. Short-term securities maturing within 60 days of the valuation date are valued at amortized cost, if their original maturity was 60 days or less, or by amortizing their value on the 61st day prior to maturity, if their original term to maturity exceeded 60 days, unless such valuation is determined not to represent fair value by the Board of Directors.

                       TAXES, DIVIDENDS AND DISTRIBUTIONS

     The Fund will declare a dividend immediately prior to 4:15 P.M. on each day that net asset value per share of the Fund is determined of all of the daily net income of the Fund to shareholders of record of the Fund as of 4:15 P.M., New York time, of the preceding business day. The amount of the dividend may fluctuate from day to day. Unless otherwise requested by the shareholder, dividends are automatically reinvested monthly in additional full or fractional shares of the Fund at net asset value per share. The dividend payment date is on or about the 25th day of each month, although the Fund reserves the right to change this date without further notice to shareholders. Shareholders may receive cash payments from the Fund equal to the dividends earned during the month by completing the appropriate section on the Application Form or by notifying Prudential Mutual Fund Services, Inc. (PMFS), the Fund's Transfer and Dividend Disbursing Agent, at least five business days prior to the payable date. Cash distributions are paid by check within five business days after the dividend payment date.

     The Fund intends to distribute to shareholders of record monthly dividends consisting of all of the net investment income of the Fund. Net capital gains of the Fund will be distributed at least annually. For federal income tax purposes, the Fund had a capital loss carryforward as of December 31, 1994 of approximately $19,372,500 which expires in 2002. Accordingly, no capital gains distribution is expected to be paid until net gains have been realized in excess of such amount. The Fund will elect to treat net capital losses of approximately $3,999,200 incurred in the two month period ended December 31, 1994 as having been incurred in the following fiscal year.

     The per share dividends on Class B and Class C shares will be lower than the per share dividends on Class A shares as a result of the higher distribution-related fee to which Class B and Class C shares are subject. The per share distributions of net capital gains, if any, will be paid in the same amount for Class A, Class B and Class C shares. See "Net Asset Value."

     The Fund has qualified and intends to remain qualified as a regulated investment company under the Internal Revenue Code of 1986, as amended (Internal Revenue Code). Under the Internal Revenue Code, the Fund is not subject to federal income taxes on the taxable income that it distributes to shareholders, provided that at least 90% of its net investment income and net short-term capital gains in excess of net long-term capital losses in each taxable year is so distributed. Qualification as a regulated investment company under the Internal Revenue Code requires, among other things, that the Fund (a) derive at least 90% of its annual gross income (without offset for losses from the sale or other disposition of securities or foreign currencies) from interest, payments with respect to securities loans, dividends and gains from the sale or other disposition of securities or foreign currencies and certain financial futures, options and forward contracts; (b) derive less than 30% of its gross income from gains from the sale or other disposition of securities or options thereon held for less than three months; and (c) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities and other securities limited in respect of any one issuer to an amount not greater than 5% of the market value of the Fund's assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than U.S. Government securities). The Fund intends to comply with the provisions of the Internal Revenue Code that require at least 50% of the value of its total assets at the close of each quarter of its taxable year to consist of obligations the interest on which is exempt from federal income tax in order to pass through tax-exempt income to its shareholders.

     The Fund generally will be subject to a nondeductible excise tax of 4% to the extent that it does not meet certain minimum distribution requirements as of the end of each calendar year. The Fund intends to make timely distributions of the Fund's income in compliance with these requirements. As a result, it is anticipated that the Fund will not be subject to the excise tax.

     Gains or losses on sales of securities by the Fund will be treated as long-term capital gains or losses if the securities have been held by it for more than one year except in certain cases where the Fund acquires a put. Other gains or losses on the sale of securities will be short-term capital gains or losses. Certain financial futures contracts held by the Fund will be required to be "marked to market" for federal income tax purposes, that is, treated as having been sold at their fair market value on the last day of the Fund's taxable year. Any gain or loss recognized on actual or deemed sales of these financial futures contracts will be treated 60% as long-term capital gain or loss and 40% as short-term capital gain or loss. The Fund may be required to defer the recognition of losses on financial futures contracts to the extent of any unrecognized gains on related positions held by the Fund.

     The Fund's gains and losses on the sale, lapse, or other termination of call options it holds on financial futures contracts will generally be treated as gains and losses from the sale of financial futures contracts. If call options written by the Fund expire unexercised, the premiums received by the Fund give rise to short-term capital gains at the time of expiration. The Fund may also have short-term gains and losses associated with closing transactions with respect to call options written by the Fund. If call options written by the Fund are exercised, the selling price of the financial futures contract is increased by the amount of the premium received by the Fund, and the capital gain or loss on the sale of the futures contract is long-term or short-term, depending on the contract's holding period.

     Upon the exercise of a put held by the Fund, the premium initially paid for the put is offset against the amount received for the futures contract, bond or note sold pursuant to the put thereby decreasing any gain (or increasing any loss) realized on the sale. Generally, such gain or loss is short-term or long-term capital gain or loss, depending on the holding period of the futures contract, bond or note. However, in certain cases in which the put is not acquired on the same day as the underlying securities identified to be used in the put's exercise, gain on the exercise, sale or disposition of the put is short-term capital gain. If a put is sold prior to exercise, any gain or loss recognized by the Fund would be short-term or long-term capital gain or loss, depending on the holding period of the put. If a put expires unexercised, the Fund would realize short-term or long-term capital loss, depending on the holding period of the put, in an amount equal to the premium paid for the put. In certain cases in which the put and securities identified to be used in its exercise are acquired on the same day, however, the premium paid for the unexercised put is added to the basis of the identified securities. In certain cases, a put may affect the holding period of the underlying security for purposes of the 30% of gross income test described above, and accordingly, the Fund's ability to utilize puts or dispose of securities with respect to which it has held a put may be limited.

     Interest on indebtedness incurred or continued by a shareholder, whether a corporation or an individual, to purchase or carry shares of the Fund is not deductible to the extent that distributions from the Fund are exempt from Federal income tax. The Treasury has the authority to issue regulations which would disallow the interest deduction if incurred to purchase or carry shares of the Fund owned by the taxpayer's spouse, minor child or an entity controlled by the taxpayer. Shareholders who have held their shares for six months or less may be subject to a disallowance of losses from the sale or exchange of those shares to the extent of any dividends received by the shareholders on such shares and, if such losses are not disallowed, they will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received by the shareholders with respect to such shares. Entities or persons who are "substantial users" (or related persons) of facilities financed by private activity bonds should consult their tax advisers before purchasing shares of the Fund.

     Any loss realized on a sale, redemption or exchange of shares of the Fund by a shareholder will be disallowed to the extent the shares are replaced within a 61-day period (beginning 30 days before the disposition of shares). Shares purchased pursuant to the reinvestment of a dividend will constitute a replacement of shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     A shareholder who acquires shares of the Fund and sells or otherwise disposes of such shares within 90 days of acquisition may not be allowed to include certain sales charges incurred in acquiring such shares for purposes of calculating gain or loss realized upon a sale or exchange of shares of the Fund.

     Exempt-interest dividends attributable to interest on certain "private activity" tax-exempt obligations is a preference item for purposes of computing the alternative minimum tax for both individuals and corporations. Moreover, exempt-interest dividends, whether or not on private activity bonds, that are held by corporations will be taken into account (i) in determining the alternative minimum tax imposed on 75% of the excess of adjusted current earnings over alternative minimum taxable income, (ii) in calculating the environmental tax equal to 0.12 percent of a corporation's modified alternative minimum taxable income in excess of $2 million, and (iii) in determining the foreign branch profits tax imposed on the effectively connected earnings and profits (with adjustments) of United States branches of foreign corporations. The Fund plans to avoid to the extent possible investing in private activity tax-exempt obligations.

     Pennsylvania Personal Property Tax. The Fund has obtained a written letter of determination from the Pennsylvania Department of Revenue that the Fund is subject to the Pennsylvania foreign franchise tax upon initiating its intended business activities in Pennsylvania. Accordingly, Fund shares are believed to be exempt from Pennsylvania personal property taxes. The Fund anticipates that it will continue such business activities but reserves the right to suspend them at any time, resulting in the termination of the personal property tax exemption.

     The Fund may be subject to state or local tax in certain other states where it is deemed to be doing business. Further, in those states which have income tax laws, the tax treatment of the Fund and of shareholders of the Fund with respect to distributions by the Fund may differ from federal tax treatment. The exemption of interest income for federal income tax purposes may not result in similar exemption under the laws of a particular state or local taxing authority. The Fund will report annually to its shareholders the percentage and source, on a state-by-state basis, of interest income on Municipal Bonds received by the Fund during the preceding year and on other aspects of the federal income tax status of distributions made by the Fund.

     Shareholders are urged to consult their own tax advisers regarding specific questions as to federal, state or local taxes.

                             PERFORMANCE INFORMATION

     Yield. The Fund may from time to time advertise its yield as calculated over a 30-day period. Yield is determined separately for Class A, Class B and Class C shares. The yield will be computed by dividing the Fund's net investment income per share earned during this 30-day period by the net asset value per share on the last day of this period. During this period, no Class C shares were outstanding.

     Yield is calculated according to the following formula:

                         YIELD = 2 [ ( a  -  b +1)6-1]
                                       -------
                                         cd

      Where:   a =  dividends and interest earned during the period.
               b =  expenses accrued for the period (net of reimbursements).
               c = the average daily number of shares outstanding during the period that were entitled to receive dividends.
               d = the maximum offering price per share on the last day of the period.

     The yield for the 30-day period ended December 31, 1994 for the Fund's Class A, Class B and Class C shares was 5.69%, 5.47% and 5.23%, respectively.

     Yield fluctuates and an annualized yield quotation is not a representation by the Fund as to what an investment in the Fund will actually yield for any given period. Yield for the Fund will vary based on a number of factors including change in net asset value, market conditions, the level of interest rates and the level of Fund income and expenses.

     Tax Equivalent Yield. The Fund may also calculate the tax equivalent yield over a 30-day period. The tax equivalent yield is determined separately for Class A, Class B and Class C shares. The tax equivalent yield will be determined by first computing the yield as discussed above. The Fund will then determine what portion of the yield is attributable to securities, the income of which is exempt for federal income tax purposes. This portion of the yield will then be divided by one minus 39.6% (the assumed maximum tax rate for individual taxpayers not subject to Alternative Minimum Tax) and then added to the portion of the yield that is attributable to other securities.

     Tax equivalent yield is calculated according to the following formula:

                         TAX EQUIVALENT YIELD =  Yield
                                                 -----
                                                1-.396

     The tax equivalent yield for the 30-day period ended December 31, 1994 for the Fund's Class A, Class B and Class C shares was 9.42%, 9.06% and 8.66, respectively.

     Average Annual Total Return. The Fund may also from time to time advertise its average annual total return. Average annual total return is determined separately for Class A, Class B and Class C shares. See "How the Fund Calculates Performance" in the Prospectus.

     Average annual total return is computed according to the following formula:

                                  P(1+T)n = ERV

     Where:    P   =  a hypothetical initial payment of $1000.
               T   =  average annual total return.
               n   =  number of years.
               ERV =  Ending Redeemable Value at the end of the 1, 5 or 10 year periods (or fractional portion thereof) of a hypothetical
                      $1000 payment made at the beginning of the 1, 5 or 10 year periods.

     Average annual total return takes into account any applicable initial or contingent deferred sales charges but does not take into account any federal or state income taxes that may be payable upon redemption.

     The average annual total return with respect to the Class A shares for the one year and since inception periods ended December 31, 1994 was -8.86% and 6.25%, respectively. The average annual total return with respect to the Class B shares of the Fund for the one, five, and ten year periods ended on December 31, 1994 was -11.39%, 6.13% and 8.41%, respectively. The average annual total return for Class C shares for the since inception period ended December 31, 1994 was -3.63%.

     Aggregate Total Return. The Fund may from time to time advertise its aggregate total return. Aggregate total return is determined separately for Class A, Class B and Class C shares. See "How the Fund Calculates Performance" in the Prospectus.

     Aggregate total return represents the cumulative change in the value of an investment in the Fund and is computed by the following formula:

                                    ERV - P
                                    -------
                                       P

     Where:    P   =  a hypothetical initial payment of $1000.
               ERV =  Ending Redeemable Value at the end of the 1, 5, or 10 year periods (or fractional portion thereof) of a hypothetical
                      $1000 investment made at the beginning of the 1, 5 or 10 year periods.

     Aggregate total return does not take into account any federal or state income taxes that may be payable upon redemption or any applicable initial or contingent deferred sales charges.

     The aggregate total return with respect to the Class A shares for the one year and since inception periods ended December 31, 1994 was -6.04% and 39.04%, respectively. The aggregate total return with respect to the Class B shares of the Fund for the one, five and ten-year periods ended on December 31, 1994 was -6.39%, 35.65% and 124.24%, respectively. See "How the Fund Calculates Performance" in the Prospectus. The aggregate total return for Class C shares for the since inception period ended December 31, 1994 was -2.63%.

     From time to time, the performance of the Fund may be measured against various indices. Set forth below is a chart which compares the performance of different types of investments over the long-term and the rate of inflation.1

                                     [CHART]


     1Source: Ibbotson-Associates, "Stocks, Bonds, Bills and Inflation-1993 Yearbook" (annually updates the work of Roger G. Ibbotson and Rex A. Sinquefield). Common stock returns are based on the Standard & Poor's 500 Stock Index, a market-weighted, unmanaged index of 500 common stocks in a variety of industry sectors. It is a commonly used indicator of broad stock price movements. This chart is for illustrative purposes only, and is not intended to represent the performance of any particular investment or fund.

                       CUSTODIAN AND TRANSFER AND DIVIDEND
                  DISBURSING AGENT AND INDEPENDENT ACCOUNTANTS

     State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171, serves as Custodian for the Fund's portfolio securities and cash and, in that capacity, maintains certain financial and accounting books and records pursuant to an agreement with the Fund.

     Prudential Mutual Fund Services, Inc. (PMFS), Raritan Plaza One, Edison, New Jersey 08837, serves as the Transfer and Dividend Disbursing Agent of the Fund. It is a wholly-owned subsidiary of PMF. PMFS provides customary transfer agency services to the Fund, including the handling of shareholder communications, the processing of shareholder transactions, the maintenance of shareholder account records, payment of dividends and distributions, and related functions. For these services, PMFS receives an annual fee per shareholder account, a new account set-up fee for each manually-established account and a monthly inactive zero balance account fee per shareholder account. PMFS is also reimbursed for its out-of-pocket expenses, including but not limited to postage, stationery, printing, allocable communications expenses and other costs. For the fiscal year ended December 31, 1994, the Fund incurred fees of $457,600 for the services of PMFS.

     Price Waterhouse LLP, 1177 Avenue of the Americas, New York, New York 10036, serves as the Fund's independent accountants and, in that capacity, audits the Fund's annual financial statements.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.            Portfolio of Investments
                                                            December 31, 1994

  Moody's    Principal
   Rating    Amount                                        Value
(Unaudited)   (000)         Description (a)               (Note 1)

                          LONG-TERM INVESTMENTS--88.6%
                          Alabama--0.9%
                          Courtland Ind. Dev. Brd.
                            Rev.,
                          Champion Int'l. Corp.,
Baa1          $  6,000    7.20%, 12/1/13, Ser.
                            A.....................        $  5,890,260
                                                          ------------
                          Alaska--0.8%
                          North Slope Boro.,
                          Capital Appre., Ser. B,
                            C.G.I.C.,
Aaa             11,000    Zero Coupon, 6/30/05....           5,646,190
                                                          ------------
                          Arizona--1.8%
                          Mesa Ind. Dev. Auth.,
                          Hlth. Care Facs. Rev.,
Aaa              3,540    7.50%, 1/1/04, B.I.G....           3,782,242
                          Pima Cnty. Unified Sch.
                            Dist.,
                          No. 1, Tucson, F.G.I.C.,
Aaa              3,000    7.50%, 7/1/10...........           3,321,360
                          Salt River Proj., Elec.
                            Sys.
                          Rev., Agricultural
                            Imp. & Pwr. Dist.,
Aa               6,000    5.25%, 1/1/11, Ser. B...           5,169,720
                                                          ------------
                                                            12,273,322
                                                          ------------
                          California--5.5%
                          California St. Pub. Wks.
                            Brd.
                            Lease Rev., Dept. of
                            Corrections,
                            A.M.B.A.C.,
Aaa              6,500    5.25%, 12/1/13..........           5,472,545
                          Culver City Redev. Fin.
                            Auth.
                          Tax Alloc. Rev.,
                            A.M.B.A.C.,
Aaa              9,225    5.50%, 11/1/14..........           7,928,334
                          Riverside Elec. Rev.,
Aa               3,000    6.00%, 10/1/15..........           2,728,590
                          San Jose Redev. Proj.,
                          Tax Alloc., M.B.I.A.,
Aaa           $  5,000    6.00%, 8/1/11...........        $  4,767,600
                          Santa Margarita/Dana
                            Point Auth. Rev.,
                            M.B.I.A.,
Aaa              2,000    7.25%, 8/1/09...........           2,167,380
Aaa              2,450    7.25%, 8/1/10...........           2,653,252
Aaa              1,750    7.25%, 8/1/11...........           1,893,027
Aaa              2,000    7.25%, 8/1/14...........           2,169,320
                          South Orange Cnty. Pub.
                            Fin. Auth.,
                          Foothill Area Proj.,
                            F.G.I.C.,
Aaa              2,000    6.50%, 8/15/10..........           1,961,400
                          Special Tax Rev.,
                            F.G.I.C.,
Aaa              3,650    8.00%, 8/15/09..........           4,080,335
                          West Contra Costa School
                            Dist., Cert. of Part.,
Ba               1,600    7.125%, 1/1/24..........           1,478,288
                                                          ------------
                                                            37,300,071
                                                          ------------
                          Colorado--1.6%
                          Colorado Springs Arpt.
                            Rev.,
BBB*             3,700    6.90%, 1/1/12, Ser. A...           3,498,757
BBB*             7,960    7.00%, 1/1/22, Ser. A...           7,372,552
                                                          ------------
                                                            10,871,309
                                                          ------------
                          Connecticut--0.3%
                          Connecticut St. Spec.
                            Tax
                            Oblig. Rev.,
                            Trans. Infrastructure,
A1               2,000    7.125%, 6/1/10, Ser.
                            A.....................           2,130,540
                                                          ------------
                          Florida--2.4%
                          Broward Cnty. Res. Rec.
                            Rev., Broward Waste
                            Energy, L.P. South,
A               13,645    7.95%, 12/1/08..........          14,709,856
                          Florida St. Brd. Ed.
                            Cap. Outlay,
Aaa                195    9.125%, 6/1/14,
                            E.T.M.................             245,429
Aa               1,260    9.125%, 6/1/14..........           1,605,366
                                                          ------------
                                                            16,560,651
                                                          ------------


                                      B-25    See Notes to Financial Statements.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

  Moody's    Principal
   Rating    Amount                                  Value
(Unaudited)   (000)         Description (a)         (Note 1)

                          Georgia--3.6%
                          Atlanta Urban Res. Fin.
                            Auth., Clark Atlanta
                            Univ. Dorm. Proj.,
NR            $  4,755D   9.25%, 6/1/10...........  $  5,568,628
                          Atlanta Wtr. & Swr.
                            Rev.,
Aa               4,410    6.00%, 1/1/11...........     4,230,689
                          Georgia St. Gen. Oblig.,
Aaa              8,000    6.50%, 12/1/09, Ser.
                            F.....................     8,278,160
                          Georgia St. Res. Fin.
                            Auth.,
                            Sngl. Fam. Insured
                            Mtge., Ser. C-C1,
Aa               6,550    8.00%, 12/1/16..........     6,809,184
                                                    ------------
                                                      24,886,661
                                                    ------------
                          Illinois--0.7%
                          Illinois Dev. Fin.
                            Auth., Poll.
                            Ctrl. Rev.,
                            Commonwealth Edison
                            Co. Proj., Ser. D,
Aaa              5,000    6.75%, 3/1/15,
                            A.M.B.A.C.............     4,977,500
                                                    ------------
                          Kentucky--3.1%
                          Kentucky St. Prpty. &
                            Bldgs. Comm. Rev.,
Aaa             19,100    6.25%, 9/1/07,
                            M.B.I.A...............    19,197,219
                          Perry Cnty., Solid Waste
                          Disp. Res.,
                            T.J. Int'l. Proj.,
NR               2,250    7.00%, 6/1/24...........     2,025,540
                                                    ------------
                                                      21,222,759
                                                    ------------
                          Louisiana--4.9%
                          Louisiana St. Offshore
                            Term. Auth.,
                            Deepwater Port Rev.,
A3               3,000    7.45%, 9/1/04, Ser. E...     3,202,590
                          New Orleans, Cap. Appr.,
                            A.M.B.A.C.,
Aaa             13,500    Zero Coupon, 9/1/09.....     5,208,570
                          Orleans Parish, Sch.
                            Brd.,
Aaa              5,780    8.90%, 2/1/07, M.B.I.A.,
                            E.T.M.................     7,065,125
                          Regl. Louisiana Trans.
                          Auth. Rev.,
Aaa              3,700    8.00%, 12/1/08,
                            F.G.I.C...............     4,003,844
                          St. Charles Parish,
                            Poll. Ctrl. Rev.,
                            Louisiana Pwr. & Lt.
                            Co.,
NR            $  4,000    8.25%, 6/1/14...........  $  4,222,080
Baa3             5,000    8.00%, 12/1/14, Ser.
                            1989..................     5,225,250
                          West Feliciana Parish
                            Poll.
                          Ctrl. Rev.,Gulf States
                            Util.,
Baa3             5,000@   7.00%, 11/1/15..........     4,801,200
                                                    ------------
                                                      33,728,659
                                                    ------------
                          Maryland--1.1%
                          Maryland St. Hlth. &
                            Higher
                            Ed. Facs., Auth. Rev.,
                            Doctor's Comm. Hosp.,
Baa              4,000    5.50%, 7/1/24...........     2,961,920
                          Northeast Waste Disp.
                            Auth.,
                          Baltimore City Sludge
                            Proj.,
NR               4,591    7.25%, 7/1/07...........     4,453,775
                                                    ------------
                                                       7,415,695
                                                    ------------
                          Michigan--1.7%
                          Holland Sch. Dist.,
                            A.M.B.A.C.,
Aaa              4,000    Zero Coupon, 5/1/12.....     1,286,360
                          Michigan St. Hsg. Dev.
                            Auth.
                            Rev., Rental Hsg.,
A+*              1,000    7.55%, 4/1/23, Ser. B...     1,026,000
                          Sngl. Fam. Mtge.,
AA+*             5,185    7.50%, 6/1/15, Ser. A...     5,378,090
AA+*             3,130    7.75%, 12/1/19, Ser.
                            D.....................     3,262,837
                          Okemos Pub. Sch. Dist.,
                          Cnty. of Ingham,
                            M.B.I.A.,
Aaa              1,100    Zero Coupon, 5/1/12.....       353,749
Aaa              1,700    Zero Coupon, 5/1/13.....       506,039
                                                    ------------
                                                      11,813,075
                                                    ------------
                          Minnesota--0.5%
                          Southern Minnesota Mun.
                            Pwr. Agcy. Pwr. Supply
                            Sys. Rev.,
A                3,880    5.00%, 1/1/12, Ser. A...     3,199,448
                                                    ------------
                          Mississippi--0.7%
                          Mississippi St., Highway
                            Bd.,
Aaa              5,000    6.20%, 2/1/08, E.T.M....     4,964,250
                                                    ------------


                                      B-26    See Notes to Financial Statements.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

  Moody's    Principal
   Rating    Amount                                  Value
(Unaudited)   (000)         Description (a)         (Note 1)

                          New Jersey--9.3%
                          Bergen Cnty. Util.
                            Auth.,
                            Wtr. Poll. Ctrl. Rev.,
                            Ser. B, F.G.I.C.,
Aaa           $  7,640    Zero Coupon, 12/15/07...  $  3,442,049
Aaa              4,695    Zero Coupon, 12/15/09...     1,848,656
                          Camden Cnty. Poll. Ctrl.
                            Fin.
                            Auth., Solid Waste
                            Res. Rec. Rev.,
Baa1             1,180    7.125%, 12/1/01, Ser.
                            C.....................     1,156,329
Baa1             5,100    7.50%, 12/1/09, Ser.
                            B.....................     4,983,414
                          Hudson Cnty. Impvt.
                            Auth.,
                            Solid Waste Sys.,
BBB-*           12,000    7.10%, 1/1/20...........    11,396,760
                          New Jersey Econ. Dist.
                            Heating & Cool.,
                            Trigen Trenton Proj.,
BBB-*            1,400    6.20%, 12/1/10..........     1,292,144
                          Mkt. Transition Fac.
                            Rev.,
                            Sr. Lien, M.B.I.A.,
Aaa              3,875    5.80%, 7/1/09...........     3,671,408
                          New Jersey Hlth. Care
                            Facs.
                            Fin. Auth. Rev.,
                            A.M.B.A.C.,
                            Jersey Shore Med.
                            Ctr.,
Aaa              2,585    6.10%, 7/1/10...........     2,482,505
Aaa              2,775    6.125%, 7/1/11..........     2,670,604
Aaa              1,435    6.125%, 7/1/12..........     1,367,713
Aaa              2,000    6.25%, 7/1/16...........     1,902,600
                          New Jersey Sports &
                            Exposition Auth.,
                            Convention Ctr. Luxury
                            Tax Rev.,
Aaa              5,500    6.00%, 7/1/13,
                            M.B.I.A...............     5,251,950
                          New Jersey St. Hsg. &
                            Mtge. Fin. Agcy.,
Aaa              3,435    7.70%, 10/1/29,
                            M.B.I.A...............     3,524,963
                          New Jersey St. Tpke.
                            Auth. Rev.,
A                3,000    6.75%, 1/1/08, Ser. A...     3,074,310
A                8,000    6.50%, 1/1/16, Ser. C...     7,887,440
                          New Jersey Waste
                            Wtr.Treat.,
                            Trust Loan Rev.,
Aa               2,000    6.875%, 6/15/09.........     2,064,880
                          Union Cnty. Utils.
                            Auth.,
                            Solid Waste Rev.,
A-*              5,500    7.10%, 6/15/06, Ser.
                            A.....................     5,499,670
                                                    ------------
                                                      63,517,395
                                                    ------------
                          New York--13.4%
                          New York City, Gen.
                            Oblig.,
Baa1          $  5,000    8.25%, 11/15/02, Ser.
                            F.....................  $  5,467,500
Baa1             3,500    8.00%, 8/1/03, Ser. D...     3,794,070
Baa1             1,500    8.00%, 8/1/04, Ser. D...     1,602,000
Baa1             2,000    7.75%, 8/15/04, Ser.
                            A.....................     2,110,220
Baa1             1,500    8.25%, 6/1/06, Ser. B...     1,664,325
Baa1             5,000    7.65%, 2/1/07, Ser. D...     5,266,750
                          New York City, Mun. Wtr.
                            Fin. Auth.,
                            Wtr. & Swr. Sys. Rev.,
Aaa             21,250    6.75%, 6/15/16,
                            F.G.I.C...............    21,397,263
                          New York St. Dorm. Auth.
                            Rev., Court Facs.,
Baa1             6,070    5.20%, 5/15/05, Ser.
                            A.....................     5,338,565
Baa1             5,000    5.625%, 5/15/13, Ser.
                            A.....................     4,258,100
                          New York St.
                            Environmental
                            Facs. Corp., Poll.
                            Ctrl. Rev.,
Aa               5,000    5.75%, 6/15/12..........     4,534,300
                          New York St. Med. Care
                            Facs. Fin. Auth. Rev.,
                            Mental Hlth. Svcs.,
                            Ser. F, F.S.A.,
Aaa              5,000    5.25%, 8/15/08..........     4,419,650
Aaa             13,350    5.25%, 2/15/19..........    11,048,861
                          New York Hosp., Ser. A,
Aaa             4,000#    6.50%, 8/15/29,
                            A.M.B.A.C.............     3,840,520
                          New York St. Urban Dev.
                            Corp. Rev. Corr.
                            Facs., F.S.A.,
Aaa              2,955    5.45%, 1/1/07...........     2,710,710
Aaa              3,000    6.50%, 1/1/09...........     3,044,100
Aaa              3,000    5.50%, 1/1/14...........     2,616,300
                          Triborough Bridge &
                            Tunl. Auth.,
Aa               8,500    6.625%, 1/1/12, Ser.
                            X.....................     8,608,290
                                                    ------------
                                                      91,721,524
                                                    ------------
                          Ohio--1.2%
                          Cleveland Pub. Pwr.
                            Sys.,
                            Rev. First Mgte., Ser.
                            A,
                            M.B.I.A.,
Aaa              2,685    Zero Coupon, 11/15/10...       957,417
                          Columbus Wtr. Sys. Rev.,
                            Ctrl. Rev. Detroit
                            Ed.,
A1               2,000    6.375%, 11/1/10.........     1,985,020


                                      B-27    See Notes to Financial Statements.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

  Moody's    Principal
   Rating    Amount                                  Value
(Unaudited)   (000)         Description (a)         (Note 1)

                          Ohio (cont'd.)
                          Ohio St. Pub. Facs.,
                            Comm. of Higher Ed.,
A1            $  5,000    7.25%, 5/1/04...........  $  5,425,900
                                                    ------------
                                                       8,368,337
                                                    ------------
                          Oklahoma--2.6%
                          Tulsa Mun. Arpt. Trust
                            Rev.,
                          American Airlines, Inc.,
Baa2            19,000    7.375%, 12/1/20.........    17,708,000
                                                    ------------
                          Pennsylvania--2.7%
                          Allegheny Cnty. Arpt.
                            Rev.,
                          Greater Pittsburgh
                            Int'l. Arpt.,
                            M.B.I.A.,
Aaa              8,535    8.25%, 1/1/16, Ser. C...     9,171,284
                          Pennsylvania St Univ., Gen. Oblig.,
A1               6,000    5.50%, 8/15/16..........     5,189,400
                          Philadelphia Wtr. &
                            Waste
                          Auth. Rev., C.G.I.C.,
Aaa              4,500    5.50%, 6/15/15..........     3,845,295
                                                    ------------
                                                      18,205,979
                                                    ------------
                          Puerto Rico--9.3%
                          Puerto Rico Comnwlth.,
Aaa              6,000    7.50%, 7/1/04,
                            M.B.I.A...............     6,741,660
Aaa              5,000    5.50%, 7/1/13,
                            M.B.I.A...............     4,481,150
Aaa              5,000    5.25%, 7/1/18,
                            M.B.I.A...............     4,204,850
                          Puerto Rico Elec. Pwr.
                          Auth., Pwr. Rev.,
Baa1             2,500    7.00%, 7/1/07, Ser. S...     2,605,825
Baa1             2,550    6.125%, 7/1/08, Ser.
                            S.....................     2,475,999
                          Puerto Rico Hwy. & Trans. Auth. Rev.,
Baa1             8,405    6.375%, 7/1/08, Ser.
                            V.....................     8,326,245
Baa1             4,000    6.625%, 7/1/12, Ser.
                            V.....................     3,961,200
Baa1             4,460    6.625%, 7/1/12, Ser.
                            T.....................     4,394,260
Baa1             4,000    5.25%, 7/1/21, Ser. X...     3,212,160
                          Puerto Rico Public Bldgs. Auth. Rev.,
Baa1             5,000    5.60%, 7/1/08...........     4,470,450
Aaa              5,065    5.75%, 7/1/10, F.S.A....     4,767,988
                          Puerto Rico Tel. Auth.
                            Rev.,
                          Ser. I, M.B.I.A.,
Aaa              8,200    5.25%, 1/25/07..........     7,531,946
Aaa              7,600    5.449%, 1/16/15.........     6,651,444
                                                    ------------
                                                      63,825,177
                                                    ------------
                          South Carolina--1.4%
                          Charleston Waterworks &
                          Swr. Rev.,
Aaa           $  7,415    10.375%, 1/1/10,
                            E.T.M.................  $  9,520,786
                                                    ------------
                          Tennessee--1.0%
                          Metropolitan Gov't.
                          Nashville & Davidson
                            Cnty., Wtr. & Swr.
                            Rev.,
A1               6,575    7.30%, 1/1/08...........     6,839,907
                                                    ------------
                          Texas--9.5%
                          Alliance Arpt. Auth.
                            Inc.,
                            Spec. Facs. Rev.,
                            American Airlines
                            Proj.,
Baa2             4,500    7.50%, 12/1/29..........     4,246,425
                          Austin Combined Util.
                            Sys.
                          Rev., Ser. B88,
A                5,400    7.75%, 11/15/08.........     5,759,208
                          Dallas Ft. Worth, Regl.
                            Arpt.
                          Rev., Ser. A, F.G.I.C.,
Aaa              3,500    7.375%, 11/1/08.........     3,778,950
Aaa              3,500    7.375%, 11/1/09.........     3,762,815
                          Harris Cnty. Hlth. Facs.
                          Dev. Corp., Spec. Facs.
                            Rev., Texas Med. Ctr.
                            Hosp.,
Aaa              4,100    7.25%, 5/15/07,
                            M.B.I.A...............     4,328,862
                          Harris Cnty., Toll Rd.,
Aaa              3,000    5.00%, 8/15/16,
                            F.G.I.C...............     2,407,020
                          Keller Cnty. Indep. Sch.
                            Dist.,
Aaa              7,000    5.50%, 8/15/13..........     6,215,090
                          Northwest Indpt. Sch.
                            Dist.,
                            Cap. Apprec.,
                            A.M.B.A.C.,
Aaa              4,890    Zero Coupon, 8/15/12....     1,530,863
                          San. Antonio Texas Elec.
                            & Gas Rev., Ser. A,
Aa1              4,055    5.00%, 2/1/16...........     3,247,325
                          Texas Mun. Pwr. Agcy.
                            Rev.,
Aaa              9,980    Zero Coupon, 9/1/14,
                            M.B.I.A...............     2,709,770
                          Texas Pub. Fin. Auth.,
Aa              10,000    5.50%, 10/1/13, Ser.
                            A.....................     8,776,700
                          Texas Wtr. Res. Fin.
                            Auth. Rev.,
A               11,970@   7.625%, 8/15/08.........    12,586,335


                                      B-28    See Notes to Financial Statements.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

  Moody's    Principal
   Rating    Amount                                  Value
(Unaudited)   (000)         Description (a)         (Note 1)

                          Texas (cont'd.)
                          Univ. Texas Univ. Rev.,
                            Fin. Sys.,
Aa1           $  2,500    7.00%, 8/15/07, Ser.
                            A.....................  $  2,624,950
Aa1              3,000    6.75%, 8/15/13, Ser.
                            B.....................     3,021,090
                                                    ------------
                                                      64,995,403
                                                    ------------
                          U. S. Virgin Islands--0.6%
                          Virgin Islands Pub. Fin.
                            Auth. Rev.,
                          Matching Fund Loan
                            Notes,
NR               3,900    7.25%, 10/1/18, Ser.
                            A.....................     3,800,355
                                                    ------------
                          Virginia--4.9%
                          Henrico Cnty. Ind. Dev.
                          Auth. Rev., Secours
                            Hlth. Sys., St. Mary's
                            Proj.,
A1              10,100    7.50%, 9/1/07, Ser. B...    10,688,426
                          Prince William County
                            Va. Park Auth. Rev.,
A                4,570    7.50%, 7/15/20..........     4,715,280
                          Roanoke Cnty., Gen.
                            Oblig.,
Aa               3,000    5.50%, 6/1/13...........     2,607,810
                          Virginia St. Pub. Sch.
                            Auth.,
Aa               5,640    6.125%, 8/1/11, Ser.
                            A.....................     5,410,283
Aa               5,635    6.125%, 8/1/12, Ser.
                            A.....................     5,369,704
                          West Point Ind. Dev.,
                          Chesapeake Corp.,
Baa3             5,750    6.25%, 3/1/19...........     4,986,918
                                                    ------------
                                                      33,778,421
                                                    ------------
                          Washington--3.1%
                          Tacoma Dept. Pub. Util.
                            &
                          Lt. Div., Lt. & Pwr.
                            Rev.,
A                4,450    9.375%, 1/1/15..........     4,715,576
                          Washington St. Pub. Pwr.
                            Supply Sys. Rev.,
                            Nuclear Proj. No. 1,
Aa               4,000    7.00%, 7/1/08, Ser. A...     4,105,520
Aa               5,000    7.25%, 7/1/09, Ser. B...     5,181,950
                          Nuclear Proj. No. 2,
Aa               2,000    7.25%, 7/1/06, Ser. A...     2,120,180

Aaa              6,000    Zero Coupon, 7/1/06,

                            M.B.I.A., Ser. A......     2,880,120
                          Washington St. Pub. Pwr.
                            Supply Sys. Rev.,
                          Nuclear Proj. No. 3,
                          Zero Coupon, 7/1/06,
Aaa           $  5,000      F.G.I.C., Ser. B......  $  2,400,100
                                                    ------------
                                                      21,403,446
                                                    ------------
                          Total long-term
                            investments
                          (cost $611,914,906).....   606,565,120
                                                    ------------
                          SHORT-TERM INVESTMENTS--10.2%
                          California--5.7%
                          State of California,
                            R.A.W.,
                          F.R.W.D.S.,
                          5.73%, 1/5/95, Ser.
SP-1*           10,157      94C-10................    10,157,426
                          Los Angeles Int'l.
                            Arpt.,
                          LAX Two Proj., F.R.D.D.,
VMIG-2          28,900    6.00%, 1/3/95...........    28,900,000
                                                    ------------
                                                      39,057,426
                                                    ------------
                          Florida--0.6%
                          Manatee Cnty. Hsg. Fin.
                            Auth.,
                            Sngl. Fam. Mtge. Rev.,
                            A.M.T.,
VMIG1            4,100    4.11%, 1/16/95,
                            F.R.M.D., Ser. 94.....     4,100,000
                                                    ------------
                          Georgia--0.7%
                          Burke Cnty. Dev. Auth.,
                            Poll.
                            Adj. Ctrl. Rev., Pwr.
                            Co. Vogtle, Ser. 94A,
VMIG1            5,100    6.25%, 1/3/95,
                            F.R.D.D...............     5,100,000
                                                    ------------
                          Illinois--0.1%
                          Chicago O'Hare Int'l.
                            Arpt.,
                          American Airlines Inc.,
                            F.R.D.D.,
P-2                700    6.00%, 1/3/95, Ser.
                            83B...................       700,000
                                                    ------------
                          Louisiana--0.7%
                          Louisiana St, Gen.
                            Oblig.,
                          J.P.M. Putters, Ser. 29,
                            F.R.W.D.S.,
VMIG1            5,000    5.75%, 1/5/95...........     5,000,000
                                                    ------------
                          North Carolina--0.7%
                          North Carolina Eastern
                            Mun. Pwr. Agcy.,
NR               5,000    3.85%, 1/30/95,
                            T.E.C.P...............     5,000,000
                                                    ------------


                                      B-29    See Notes to Financial Statements.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

  Moody's    Principal
   Rating    Amount                                  Value
(Unaudited)   (000)         Description (a)         (Note 1)

                          Tennessee--0.5%
                          Shelby Cnty. Hlth. Ed. &
                            Hsg. Fac., Brd. Hosp.
                            Rev.,
                            Meth. Hlth., F.R.S.D.,
VMIG1         $  3,240    4.20%, 8/1/95, Ser.
                            85C...................  $  3,240,000
                                                    ------------
                          Texas--0.5%
                          Brazos River Harbor
                            Nav. Dist., Dow
                            Chemical
                            Co. Proj., T.E.C.P.,
P-1              3,400    4.95%, 3/15/95, Ser.
                            91....................     3,400,000
                                                    ------------
                          Virginia--0.7%
                          York Cnty. Ind. Dev.
                            Auth.,
                            Mun. Elec. & Pwr. Co.,
VMIG1            4,500    5.15%, 1/5/95,
                            T.E.C.P...............     4,500,000
                                                    ------------
                          Total short-term
                            investments
                          (cost $70,097,426)......    70,097,426
                                                    ------------
                          Total Investments--98.8%
                          (cost $682,012,332; Note
                            4)....................   676,662,546
                          Other assets in excess
                            of
                            liabilities--1.2%.....     8,471,349
                                                    ------------
                          Net Assets--100%........  $685,133,895
                                                    ------------
                                                    ------------


(a) The following abbreviations are used in portfolio descriptions:
    A.M.B.A.C.--American Municipal Bond Assurance Corporation
    A.M.T.--Alternative Minimum Tax
    B.I.G.--Bond Investors Guaranty Insurance Company
    C.G.I.C.--Capital Guaranty Insurance Corporation
    E.T.M.--Escrowed to Maturity
    F.G.I.C.--Financial Guaranty Insurance Company
    F.R.D.D.--Floating Rate Daily Demand Note
    F.R.M.D.--Floating Rate Monthly Demand Note
    F.R.S.D.--Floating Rate Semi-Annual Demand Note
    F.R.W.D.--Floating Rate Weekly Demand Note
    F.R.W.D.S.--Floating Rate Weekly Demand Note Synthetic
    F.S.A.--Financial Security Assurance
    M.B.I.A.--Municipal Bond Insurance Association
    R.A.W.--Revenue Anticipation Warrants
    T.E.C.P.--Tax Exempt Commercial Paper

     # Represents when-issued security.
     D Prerefunded issues are secured by escrowed cash and direct U.S. guaranteed obligations.
     * Standard and Poor's Rating.
     @ Pledged as initial margin on financial futures
       contract.
  NR--Not Rated by Moody's or Standard & Poor's.
  The Fund's current Statement of Additional Information contains a description of Moody's and Standard &
  Poor's ratings.

                                      B-30    See Notes to Financial Statements.

 PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
 Statement of Assets and Liabilities


Assets                                                               December 31, 1994
                                                                     -----------------

Investments, at value (cost $682,012,332).........................     $ 676,662,546
Cash..............................................................             3,342
Interest receivable...............................................        12,558,652
Receivable for Fund shares sold...................................         2,378,893
Receivable for investments sold...................................           363,069
Due from broker - variation margin................................            24,374
Other assets......................................................            19,910
                                                                       -------------
    Total assets..................................................       692,010,786
                                                                       -------------
Liabilities
Payable for investments purchased.................................         3,789,611
Payable for Fund shares reacquired................................         1,995,201
Dividends payable.................................................           419,733
Management fee payable............................................           243,777
Distribution fee payable..........................................           286,275
Accrued expenses..................................................           142,294
                                                                       -------------
    Total liabilities.............................................         6,876,891
                                                                       -------------
Net Assets........................................................     $ 685,133,895
                                                                       -------------
                                                                       -------------
Net assets were comprised of:
  Common stock, at par............................................     $     474,315
  Paid-in capital in excess of par................................       713,644,111
                                                                       -------------
                                                                         714,118,426
  Accumulated net realized loss on investments....................       (23,680,276)
  Net unrealized depreciation on investments......................        (5,304,255)
                                                                       -------------
  Net assets, December 31, 1994...................................     $ 685,133,895
                                                                       =============

Class A:
  Net asset value and redemption price per share ($12,720,790 /
    881,875 shares of common stock issued and outstanding).........           $14.42
  Maximum sales charge (3.0% of offering price)....................              .45
                                                                       -------------
  Maximum offering price to public.................................           $14.87
                                                                       =============
Class B:
  Net asset value, offering price and redemption price per share
    ($672,271,575 / 46,539,855 shares of common stock issued and
    outstanding)...................................................           $14.45
                                                                       =============
Class C:
  Net asset value, offer price and redemption price per share
    ($141,530 / 9,798 shares of common stock issued and outstanding)          $14.44
                                                                       =============



See Notes to Financial Statements.

 PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
 Statement of Operations

                                           Year Ended
                                          December 31,
Net Investment Income                         1994
                                          ------------
Income
  Interest..............................  $ 47,004,859
                                          ------------
Expenses
  Distribution fee--Class A.............        14,116
  Distribution fee--Class B.............     3,758,114
  Distribution fee--Class C.............           321
  Management fee........................     3,633,518
  Transfer agent's fees and expenses....       649,000
  Tax expense...........................       251,000
  Reports to shareholders...............       237,000
  Custodian's fees and expenses.........       127,000
  Registration fees.....................        93,500
  Legal fees............................        61,000
  Audit fee.............................        51,000
  Trustees' fees........................        37,700
  Insurance expense.....................        19,200
  Miscellaneous.........................           618
                                          ------------
    Total expenses......................     8,933,087
                                          ------------
Net investment income...................    38,071,772
                                          ------------
Realized and Unrealized
Gain (Loss) on Investments
Net realized gain (loss) on:
  Investment transactions...............   (27,537,466)
  Financial futures contracts...........     3,847,102
                                          ------------
                                           (23,690,364)
                                          ------------
Net change in unrealized appreciation
  /depreciation of:
  Investments...........................   (68,112,297)
  Financial futures contracts...........        45,531
                                          ------------
                                           (68,066,766)
                                          ------------
Net loss on investments.................   (91,757,130)
                                          ------------
Net Decrease in Net Assets
Resulting from Operations...............  $(53,685,358)
                                          ------------
                                          ------------

 PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
 Statement of Changes in Net Assets

                                Year Ended December 31,
Increase (Decrease)          ------------------------------
in Net Assets                    1994             1993
                             -------------    -------------
Operations
  Net investment income....  $  38,071,772    $  44,152,405
  Net realized gain (loss)
    on investment
    transactions...........    (23,690,364)      38,512,754
  Net change in unrealized
    appreciation
    (depreciation) of
    investments............    (68,066,766)      16,778,159
                             -------------    -------------
  Net increase (decrease)
    in net assets resulting
    from operations........    (53,685,358)      99,443,318
                             -------------    -------------
Dividends and distributions
  (Note 1)
  Dividends from net
    investment income
    Class A................       (758,853)        (645,048)
    Class B................    (37,310,847)     (43,507,357)
    Class C................         (2,072)              --
                             -------------    -------------
                               (38,071,772)     (44,152,405)
                             -------------    -------------
  Distributions from net
    realized gains
    Class A................        (95,056)        (563,957)
    Class B................     (5,131,497)     (34,572,412)
                             -------------    -------------
                                (5,226,553)     (35,136,369)
                             -------------    -------------
Fund share transactions
  (Note 5)
  Net proceeds from shares
    issued.................     86,309,362      201,764,486
  Net asset value of shares
    issued in reinvestment
    of dividends and
    distributions..........     27,093,049       50,661,082
  Cost of shares
    reacquired.............   (193,751,516)    (246,514,570)
                             -------------    -------------
  Increase (decrease) in
    net assets from Fund
    share transactions.....    (80,349,105)       5,910,998
                             -------------    -------------
Total increase
  (decrease)...............   (177,332,788)      26,065,542
                             -------------    -------------
Net Assets
Beginning of year..........    862,466,683      836,401,141
                             -------------    -------------
End of year................  $ 685,133,895    $ 862,466,683
                             -------------    -------------
                             -------------    -------------

See Notes to Financial Statements.            See Notes to Financial Statements.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

Notes to Financial Statements

     Prudential National Municipals Fund, Inc. (the "Fund"), is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The investment objective of the Fund is to seek a high level of current income exempt from federal income taxes by investing substantially all of its total assets in carefully selected long-term municipal bonds of medium quality. The ability of the issuers of debt securities held by the Fund to meet their obligations may be affected by economic or political developments in a specific state, industry or region.


Note 1. Accounting Policies

     The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

     Securities Valuations: The Fund values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Directors.

     Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

     Financial Futures Contracts: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Fund is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Fund each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain(loss) on financial futures contracts.

     The Fund invests in financial futures contracts in order to hedge its existing portfolio securities, or securities the Fund intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Fund may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.

     Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses on sales of portfolio securities are calculated on an identified cost basis. Interest income is recorded on an accrual basis. The Fund amortizes premiums and accretes original issue discount on portfolio securities as adjustments to interest income.

     Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

     Federal Income Taxes: It is the intent of the Fund to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to its shareholders. For this reason and because substantially all of the Fund's gross income consists of tax-exempt interest, no federal income tax provision is required.

     Dividends and Distributions: Dividends from net investment income are declared daily and paid monthly. The Fund will distribute at least annually any net capital gains. Dividends and distributions are recorded on the ex-dividend date.

     Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

Note 2. Agreements

     The Fund has a management agreement with Prudential Mutual Fund Management, Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

     The management fee paid PMF is computed daily and payable monthly at an annual rate of .50% of the Fund's average daily net assets up to and including $250 million, .475% of the next $250 million, .45% of the next $500 million, .425% of the next $250 million,
 .40% of the next $250 million and .375% of the Fund's average daily net assets in excess of $1.5 billion. Effective January 1, 1995, PMF has agreed to waive a portion (.05 of 1% of the Fund's average daily net assets) of its management fee. The Fund is not required to reimburse PMF for such waiver.

     The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans"), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.

     On July 19, 1994, shareholders of the Fund approved amendments to the Class A and Class B distribution plans under which the distribution plans became compensation plans, effective August 1, 1994. Prior thereto, the distribution plans were reimbursement plans, under which PMFD and PSI were reimbursed for expenses actually incurred by them up to the amount permitted under the Class A and Class B Plans, respectively. The Fund is not obligated to pay prior or future excess distribution costs (costs incurred by the Distributors in excess of distribution fees paid by the Fund or contingent deferred sales charges received by the Distributors). The rate of the distribution fees charged to Class A and Class B shares of the Fund did not change under the amended plans of distribution. The Fund began offering Class C shares on August 1, 1994.

     Pursuant to the Class A, B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the fiscal year ended December 31, 1994.

     PMFD has advised the Fund that it has received approximately $92,500 in front-end sales charges resulting from sales of Class A shares during the fiscal year ended December 31, 1994. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

     PSI has advised the Fund that for the fiscal year ended December 31, 1994, it received approximately $976,100 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.

     PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other Transactions with Affiliates

     Prudential Mutual Fund Services, Inc. ("PMFS"), a wholly-owned subsidiary of PMF, serves as the Fund's transfer agent and during the fiscal year ended December 31, 1994, the Fund incurred fees of approximately $457,600 for the services of PMFS. As of December 31, 1994, $36,000 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio Securities

     Purchases and sales of investment securities, other than short-term investments, for the fiscal year ended December 31, 1994, were $852,772,280 and $995,815,438, respectively.

     At December 31, 1994, the Fund sold 78 financial futures contracts on the Municipal Bond Index which expire in March 1995. The value at disposition of such contracts is $7,779,719. The value of such contracts on December 31, 1994 was $7,734,188, thereby resulting in an unrealized gain of $45,531. The Fund has pledged $11,970,000 principal amount of Texas Wtr. Res. Fin. Auth. Rev. Bonds and $5,000,000 principal amount of West Feliciana Parish Poll. Ctrl. Rev. Bonds as initial margin on such contracts.

   The federal income tax basis of the Portfolio's investments at December 31, 1994 was $682,417,893 and, accordingly, net unrealized depreciation for federal income tax purposes was $5,755,347 (gross unrealized appreciation--$11,820,207 gross unrealized depreciation--$17,575,554).

     For federal income tax purposes, the Fund has a capital loss carryforward as of December 31, 1994 of approximately $19,372,500 which expires in 2002. Accordingly, no capital gains distribution is expected to be paid until net gains have been realized in excess of such amount.

     The Fund will elect to treat net capital losses of approximately $3,999,200 incurred in the two month period ended December 31, 1994 as having been incurred in the following fiscal year.

Note 5. Capital

     The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to

3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase commencing in or about February 1995.

     There are 750 million shares of common stock, $.01 par value, per share, divided into three classes, designated Class A, Class B and Class C common stock, each of which consists of 250 million authorized shares.

     Transactions in shares of common stock were as follows:

Class A                          Shares          Amount
----------------------------   -----------    -------------
Year ended December 31,
  1994:
Shares sold.................     2,875,693    $  42,583,262
Shares issued in
  reinvestment of dividends
  and distributions.........        37,934          573,468
Shares reacquired...........    (2,900,866)     (42,851,546)
                               -----------    -------------
Net increase in shares
  outstanding...............        12,761    $     305,184
                               -----------    -------------
                               -----------    -------------
Year ended December 31,
  1993:
Shares sold.................       801,949    $  13,267,418
Shares issued in
  reinvestment of dividends
  and distributions.........        52,588          854,996
Shares reacquired...........      (468,357)      (7,812,061)
                               -----------    -------------
Net increase in shares
  outstanding...............       386,180    $   6,310,353
                               -----------    -------------
                               -----------    -------------

Class B                          Shares          Amount
----------------------------   -----------    -------------
Year ended December 31,
  1994:
Shares sold.................     2,885,324    $  43,581,881
Shares issued in
  reinvestment of dividends
  and distributions.........     1,749,682       26,518,677
Shares reacquired...........   (10,042,966)    (150,899,970)
                               -----------    -------------
Net decrease in shares
  outstanding...............    (5,407,960)   $ (80,799,412)
                               -----------    -------------
                               -----------    -------------
Year ended December 31,
  1993:
Shares sold.................    11,392,790    $ 188,497,068
Shares issued in
  reinvestment of dividends
  and distributions.........     3,054,242       49,806,086
Shares reacquired...........   (14,390,713)    (238,702,509)
                               -----------    -------------
Net increase in shares
  outstanding...............        56,319    $    (399,355)
                               -----------    -------------
                               -----------    -------------
Class C
----------------------------
August 1, 1994* through
  December 31, 1994:
Shares sold.................         9,735    $     144,219
Shares issued in
  reinvestment of
  dividends.................            63              904
                               -----------    -------------
Net increase in shares
  outstanding...............         9,798    $     145,123
                               -----------    -------------
                               -----------    -------------

---------------
* Commencement of offering of Class C shares.

 PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
 Financial Highlights


                              Class A                                               Class B                            Class C
PER      --------------------------------------------------   ----------------------------------------------------   ------------
SHARE                                          January 22,                                                            August 1,
OPERATING                                         1990D                                                                1994DD
PERFOR-           Year Ended December 31,        through                    Year Ended December 31,                    through
MANCE:   -----------------------------------   December 31,   ----------------------------------------------------   December 31,
           1994     1993      1992     1991        1990         1994       1993       1992       1991       1990         1994
         -------   -------   ------   ------   ------------   --------   --------   --------   --------   --------   ------------

Net
  asset
 value,
 beginning
  of
  period $ 16.30   $ 15.94   $16.00   $15.09      $14.98      $  16.33   $  15.97   $  16.02   $  15.11   $  15.15      $15.13
         -------   -------   ------   ------      ------      --------   --------   --------   --------   --------      ------
Income
  from
  investment
  operations
Net
investment
 income...   .81       .90      .94      .97         .90           .75        .84        .88        .91        .90         .29
Net
realized
  and
  unrealized
  gain
  (loss)
  on
  investment
  trans-
  actions..(1.78)     1.05      .43      .91         .11         (1.78)      1.05        .44        .91       (.04)       (.69)
         -------   -------   ------   ------      ------      --------   --------   --------   --------   --------      ------
  Total
   from
   investment
   opera-
   tions..  (.97)     1.95     1.37     1.88        1.01         (1.03)      1.89       1.32       1.82        .86        (.40)
         -------   -------   ------   ------      ------      --------   --------   --------   --------   --------      ------
Less
distributions
Dividends
  from
  net
  investment
  income... (.81)     (.90)    (.94)    (.97)       (.90)         (.75)      (.84)      (.88)      (.91)      (.90)       (.29)
Distributions
  from net
  realized
  gains..   (.10)     (.69)    (.49)      --          --          (.10)      (.69)      (.49)        --         --          --
         -------   -------   ------   ------      ------      --------   --------   --------   --------   --------      ------
  Total
  distri-
  butions.  (.91)    (1.59)   (1.43)   (.97)        (.90)         (.85)     (1.53)     (1.37)      (.91)      (.90)       (.29)
         -------   -------   ------   ------      ------      --------   --------   --------   --------   --------      ------
Net
  asset
 value,
  end
  of
  period $ 14.42   $ 16.30   $15.94   $16.00      $15.09      $  14.45   $  16.33   $  15.97   $  16.02   $  15.11      $14.44
         -------   -------   ------   ------      ------      --------   --------   --------   --------   --------      ------
         -------   -------   ------   ------      ------      --------   --------   --------   --------   --------      ------
TOTAL
RETURN#:...(6.04)%   12.60%    8.88%   12.94%       6.88%        (6.39)%    12.15%      8.50%     12.42%      5.96%      (2.63)%
RATIOS/SUPPLEMENTAL
  DATA:
Net
assets,
  end
  of
 period
 (000)...$12,721   $14,167   $7,700   $3,819      $1,846      $672,272   $848,299   $828,702   $874,338   $882,212      $  141
Average
  net
 assets
 (000).. $14,116   $11,786   $5,401   $2,697      $1,161      $751,623   $854,919   $829,830   $862,249   $940,215      $  103
Ratios
  to
average
  net
  assets:##
  Expenses,
  including
  distribution
  fees...    .77%      .69%     .72%     .75%        .75%*        1.17%      1.09%      1.12%      1.15%      1.13%       1.51%*
  Expenses,
  excluding
  distribution
  fees...    .67%      .59%     .62%     .65%        .65%*         .67%       .59%       .62%       .65%       .64%        .76%*
  Net
  investment
   income..  5.38%    5.49%    5.79%    6.27%       6.43%*        4.96%      5.09%      5.39%      5.87%      6.03%       4.84%*
Portfolio
 turnover
  rate...     120%      82%     114%      59%        110%          120%        82%       114%        59%       110%        120%

---------------
   * Annualized.
   D Commencement of offering of Class A shares.
  DD Commencement of offering of Class C shares.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.
  ## Because of the event referred to in DD and the timing of such, the ratios for the Class C shares are not necessarily comparable to that of Class A or B shares and are not necessarily indicative of future ratios.

See Notes to Financial Statements.


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Prudential National Municipals Fund, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Prudential National Municipals Fund, Inc. (the "Fund") at December 31, 1994, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1994 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York
February 21, 1995

                                   APPENDIX A

                   DESCRIPTION OF TAX-EXEMPT SECURITY RATINGS

Corporate and Tax-Exempt Bond Ratings

     The four highest ratings of Moody's Investors Service ("Moody's") for tax-exempt and corporate bonds are Aaa, Aa, A and Baa. Bonds rated Aaa are judged to be of the "best quality." The rating of Aa is assigned to bonds which are of "high quality by all standards," but as to which margins of protection or other elements make long-term risks appear somewhat larger than Aaa rated bonds. The Aaa and Aa rated bonds comprise what are generally known as "high grade bonds." Bonds which are rated A by Moody's possess many favorable investment attributes and are considered "upper medium grade obligations." Factors giving security to principal and interest of A rated bonds are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. Bonds rated Baa are considered as "medium grade" obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers "1", "2", and "3" in each generic rating classification from Aa through B in its corporate bond rating system. The modifier "1" indicates that the security ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates that the issue ranks in the lower end of its generic rating category. The forgoing ratings for tax-exempt bonds are sometimes presented in parentheses preceded with a "con" indicating the bonds are rated conditionally. Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed or (d) payments to which some other limiting condition attaches. Such parenthetical rating denotes the probable credit stature upon completion of construction or elimination of the basis of the condition.

     The four highest ratings of Standard & Poor's Ratings Group ("Standard & Poor's") for tax-exempt and corporate bonds are AAA, AA, A and BBB. Bonds rated AAA bear the highest rating assigned by Standard & Poor's to a debt obligation and indicate an extremely strong capacity to pay principal and interest. Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree. Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions. The BBB rating, which is the lowest "investment grade" security rating by Standard & Poor's, indicates an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category. The foregoing ratings are sometimes followed by a "p" indicating that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely and entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

Tax-Exempt Note Ratings

     The ratings of Moody's for tax-exempt notes are MIG 1, MIG 2, MIG 3 and
MIG 4. Notes bearing the designation MIG 1 are judged to be of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Notes bearing the designation MIG 2 are judged to be of high quality, with margins of protection ample although not so large as in the preceding group. Notes bearing the designation MIG 3 are judged to be of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established. Notes bearing the designation MIG 4 are judged to be of adequate quality, carrying specific risk but having protection commonly regarded as required of an investment security and not distinctly or predominantly speculative.

     The ratings of Standard & Poor's for municipal notes issued on or after July 29, 1984 are "SP-1" "SP-2" and "SP-3". Prior to July 29, 1984, municipal notes carried the same symbols as municipal bonds. The designation "SP-1" indicates a very strong capacity to pay principal and interest. A "+" is added for those issues determined to possess overwhelming safety characteristics. An "SP-2" designation indicates a satisfactory capacity to pay principal and interest while an "SP-3" designation indicates speculative capacity to pay principal and interest.

Corporate and Tax-Exempt Commercial Paper Ratings

     Moody's and Standard & Poor's rating grades for commercial paper, set forth below, are applied to Municipal Commercial Paper as well as taxable commercial paper.

     Moody's Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rate issuers: Prime-1, superior capacity; Prime-2, strong capacity; and Prime-3, acceptable capacity.

     Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues assigned A ratings are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety. The "A-1" designation indicates the degree of safety regarding timely payment is very strong. A "+" designation is applied to those issues rated "A-1" which possess an overwhelming degree of safety. The "A-2" designation indicates that capacity for timely payment is strong. However, the relative degree of safety is not as overwhelming as for issues designated "A-1." The "A-3" designation indicates that the capacity for timely payment is satisfactory. Such issues, however, are somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations. Issues rated "B" are regarded as having only an adequate capacity for timely payment and such capacity may be impaired by changing conditions or short-term adversities.

(ICON)
Prudential
National
Municipals
Fund, Inc.

SEMI
ANNUAL
REPORT
June 30, 1995

Prudential Mutual Funds
Building Your Future
On Our StrengthSM  (LOGO)

Prudential National Municipals Fund, Inc.

Performance At A Glance.

Municipal bonds turned in a strong performance in the first six months of the year, more than making up ground lost last year. A slowing economy pushed interest rates down, lifting bond prices sharply higher in one of the strongest bond market rallies in years. We're pleased to report that Prudential National Municipals Fund performed in line with the average municipal bond fund, according to Lipper Analytical Services.

Cumulative Total Returns1                              As of 6/30/95
----------------------------------------------------------------------------
                         Six       One      Five      Ten         Since
                        Months     Year     Years     Years     Inception2
----------------------------------------------------------------------------
      Class A            8.5%       7.8%     47.0%     N/A         50.9%
----------------------------------------------------------------------------
      Class B            8.3        7.4      44.2      117.1      267.8
----------------------------------------------------------------------------
      Class C            8.2        N/A      N/A       N/A          5.3
----------------------------------------------------------------------------
*Lipper Gen. Debt. Avg   9.0        7.6      45.4      129.4      287.5
----------------------------------------------------------------------------

Average Annual Total Returns1                          As of 6/30/95
----------------------------------------------------------------------------
                             One         Five         Ten         Since
                             Year        Years        Years     Inception2
----------------------------------------------------------------------------
      Class A                 4.6%        7.4%         N/A         7.3%
----------------------------------------------------------------------------
      Class B                 2.4         7.4          8.1         9.0
----------------------------------------------------------------------------
      Class C                 N/A         N/A          N/A         N/A
----------------------------------------------------------------------------

------------------------------------------------------
                                           30-Day
                             Dividend     SEC-Yield
    Your         Class A      $0.071        4.88%
  Dividend       -------------------------------------
As of 6/30/95    Class B      $0.066        4.60
                 -------------------------------------
                 Class C      $0.063        4.32
------------------------------------------------------

Past performance is not a guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

1Source: Prudential Mutual Fund Management, Inc. and Lipper Analytical Services, Inc. The cumulative total returns do not take into account sales charges. The Average Annual Total Returns do take into account applicable sales charges. The Fund charges a maximum front end sales load of 5% for Class A shares. Class B shares are subject to a declining contingent deferred sales charge (CDSC) of 5%, 4%, 3%, 2%, 1% and 1%, for six years. Class C shares have a 1% CDSC for one year. Class B shares will automatically convert to Class A shares a quarterly basis, after approximately seven years.

2Inception dates: 1/22/90 Class A; 4/25/80 Class B; 8/1/94 Class C.

*These are the average returns of 230 funds in the general municipal debt fund category for six months; 201 funds for one year; 95 funds for five years; 153 funds for 10 years; and 31 funds since inception, as determined by Lipper Analytical Services, Inc.

GRAPH

Source: Lipper Analytical Services, Inc. Financial markets change, so a mutual fund's past performance should never be used to predict future results.

The risks to each of the investments listed above are different -- we provide 12-month total returns for several Lipper mutual fund categories to show you that reaching for higher yields means tolerating more risk. The greater the risk, the larger the potential reward or loss. In addition, we've added historical 20-year average annual returns to show that 1995's returns (so far) are higher than normal. These returns assume the reinvestment of dividends.

Stock funds will fluctuate a great deal. Smaller capitalization stocks offer greater potential for long term growth but may be more volatile than larger capitalization stocks. Investors receive higher historical total returns from stocks than from most other investments.

Bond funds provide more income than stock funds, which can help smooth out their total returns year by year. But their prices still fluctuate (sometimes a good deal) and their returns are historically lower than those of stock funds.

Sector or specialty stock funds usually entail the greatest risks because they are not widely diversified. They are designed for sophisticated investors who can tolerate additional risk in exchange for higher potential rewards or losses.

Money market funds attempt to preserve a constant share value; they don't fluctuate much in price but their returns are generally among the lowest of the major investment categories.

Patricia Dolan, Fund Manager

Portfolio Manager's Report                 PICTURE

The Prudential National Municipals Fund invests in carefully selected, medium quality, long-term municipal bonds that offer a high level of current income exempt from federal income taxes. The Fund invests in bonds that are well-priced considering their underlying value. These bonds are varied among the states, sectors and maturities.

1. Strategy Session.

What We See Now.

As interest rates fell, we purchased bonds with longer maturities, locking in current high yields and increasing the Fund's potential for price increases. The portfolio's duration, a measure of its potential to increase in price as interest rates fall, increased to 8.1 years from 7.6 years. Bonds with longer maturities generally carry higher interest rates.

As interest rates dropped, though, municipal bond funds faced challenges. While the prices of the bonds we held rose, the yields on those same bonds declined. Since dividends are paid out of the bonds' income, we needed to enhance income so we increased our investments in higher yielding BBB and A-rated industrial development bonds to 23% from 15% of assets. These bonds were issued by economic development authorities and backed by companies in the airline and paper industries like American Airlines, Federal Express, United Airlines, Champion International and Weyerhauser. They should benefit from a growing economy. We also hold 18% of assets in utility bonds and 10% in transportation issues.

We are also well-diversified geographically.

We hold 13% of assets in New York, 11% in Texas, 10% in Puerto Rico, and 6% in California. These bonds are valuable because they offer higher yields or are in high demand but in low supply.

2. What Went Well.

Many Of Our Bonds
Couldn't Be Called.

We increased assets invested in non-callable bonds (those that can not be paid off prematurely by the issuer to save on interest costs) to 30% from 25%. These bonds not only offer attractive yields but also appreciate well when interest rates decline. They are valuable because not many municipal bonds offer protection from call risk -- only about a third of the Lehman Brothers' Municipal Bond Index is not callable.

It Paid To Buy
Puerto Rico Bonds.

This year, the supply of new municipal bonds in the 50 states has declined sharply. So, we looked elsewhere. We bought bonds sold by Puerto Rico, because they are tax-exempt federally and in virtually all states. We think these bonds are attractively priced, but to make them even more so, we purchased insurance on them in the secondary market. For example, we bought insurance on some Puerto Rico Highway Authority bonds, and as a result their market value appreciated substantially -- by more than the cost of their insurance.

3. And Not So Well.

We Would Have Benefited From
A Longer Duration.

In the first quarter, our duration was shorter than that of some competing funds, because we overestimated the economy's strength. As the slowdown became apparent in the second quarter, we extended duration, but should have done so sooner. Duration generally ranged from 7.6 years to 8.3 years, and was 8.1 years on June 30.

Municipals Suffered From Tax Talk.

Congress is considering various plans to reduce the value of the tax exemption enjoyed by municipal bonds, perhaps by lowering or eliminating income taxes on other types of bonds. Clearly, this created uncertainty in the market -- one reason why municipal bonds did not rise in tandem with taxable bonds in the second quarter. We believe it is unlikely that a flat tax proposal -- under which everyone would pay a single-rate income tax -- will pass Congress.

4. Looking Ahead.

Municipal bonds yields are very attractive now. In the second quarter, when U.S. government and corporate bond yields fell, municipal yields did not follow to the same extent. The results are some very good buying opportunities now in the municipal market. Plus, if interest rates continue to fall, investors in municipal bonds could reasonably expect a bit more price appreciation in addition to coupon income.

We expect municipal bond prices to be sensitive to any proposal designed to reduce the federal income tax paid by the nation's wealthier individuals. Municipal bond investors should be prepared to weather some volatility this year as a consequence. Overall, we believe municipal bonds still offer good value, and that volatility can offer some attractive buying opportunities.

President's Letter

(PICTURE)
                                            July 31, 1995
Dear Shareholder:

You've probably noticed your shareholder report looks different this month. We've designed it to provide clear, concise and forthright information about your investment, its performance, risks and potential rewards. And, from time to time, I'll share some thoughts with you about the industry, mutual fund trends and how we're responding to them at Prudential Mutual Funds.

On The Hill
One recent trend we like is part of the "Contract with America." It's called the American Dream Savings Account and it was approved by the House of Representatives earlier in the year. The Senate has now taken up the proposal, which would improve the traditional Individual Retirement Account program by allowing higher non-working spouse contributions. The proposed law would also allow tax-free and penalty-free withdrawals from the account before age 59 1/2, for certain expenses. Prudential Mutual Funds supports the proposal and we urge you to share your opinion about it with your Senator. You can reach your Senator's office by calling 202-224-3121.

In Closing
One final note: if you're a Class B shareholder, you'll begin noticing a change on your statements once you've held your shares for seven years. At that time they will automatically begin to convert to Class A shares on a quarterly basis. Since Class A shares carry lower annual distribution charges than Class B shares, your total returns will automatically rise after the conversion. Conversions started earlier this year and will occur each calendar quarter -- beginning in December, 1995, they'll take place every March, June, September and December.

I hope you'll find this information useful as you work with your financial advisor or registered representative to develop your personal investment plan. Thank you for choosing Prudential Mutual Funds for your mutual fund investment.

Sincerely,

Richard A. Redeker
President

Portfolio of Investments as
  of June 30, 1995 (Unaudited)         PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                                        Principal
                                                                    Moody's    Interest     Maturity     Amount         Value
Description(a)                                                       Rating      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
LONG-TERM INVESTMENTS--91.0%
------------------------------------------------------------------------------------------------------------------------------
Alabama--1.2%
Courtland Ind. Dev. Brd. Rev., Champion Int'l. Corp.,
   Ser. A                                                           Baa1          7.20%      12/01/13   $   6,000    $  6,414,360
   Solid Waste Disp. Rev.                                           Baa1          5.90        2/01/17       2,000       1,892,640
                                                                                                                     ------------
                                                                                                                        8,307,000
------------------------------------------------------------------------------------------------------------------------------
Arizona--1.7%
Pima Cnty. Unified Sch. Dist., No. 1, Tuscon, F.G.I.C.              Aaa           7.50        7/01/10       3,000@      3,580,230
Tucson, Gen. Oblig.,
   Ser. A                                                           A1            7.375       7/01/11       1,000       1,161,640
   Ser. A                                                           A1            7.375       7/01/12       1,100       1,287,033
   Ser. A                                                           A1            7.375       7/01/13       4,500       5,279,850
                                                                                                                     ------------
                                                                                                                       11,308,753
------------------------------------------------------------------------------------------------------------------------------
California--5.6%
Foothill/Eastern Trans. Corr. Agcy., Toll Rd.                       BBB-*        Zero         1/01/20      10,000       1,767,200
Glendale Redev. Agcy. Tax Alloc. Rev., Central Glendale Redev.
  Proj., A.M.B.A.C.                                                 Aaa           5.50       12/01/13       2,400       2,282,568
Los Angeles Metro Trans. Auth., Sales Tax Rev., F.G.I.C., Ser.
  A                                                                 Aaa           5.00        7/01/21       5,000       4,304,650
San Bernardino Cnty., Cert. of Part., Med. Ctr. Fin. Proj.,
  Ser. A, M.B.I.A.                                                  Aaa           5.50        8/01/22      10,000       9,196,400
San Jose Redev. Proj., Tax Alloc., M.B.I.A.                         Aaa           6.00        8/01/11       5,000       5,124,400
Santa Margarita/Dana Point Auth., M.B.I.A.,
   Impvt. Dists. 3-3A-4 + 4A                                        Aaa           7.25        8/01/09       2,000       2,301,520
   Impvt. Dists. 3-3A-4 + 4A                                        Aaa           7.25        8/01/10       2,450       2,822,596
   Impvt. Dists. 3-3A-4 + 4A                                        Aaa           7.25        8/01/14       2,000       2,306,640
So. Orange Cnty. Pub. Fin. Auth., F.G.I.C.,
   Foothill Area Proj.                                              Aaa           8.00        8/15/09       3,650       4,472,746
   Foothill Area Proj.                                              Aaa           6.50        8/15/10       2,000       2,158,460
West Contra Costa Sch. Dist., Cert. of Part.                        Ba            7.125       1/01/24       1,600       1,638,560
                                                                                                                     ------------
                                                                                                                       38,375,740
------------------------------------------------------------------------------------------------------------------------------
Colorado--3.1%
Colorado Hsg. Fin. Auth.,
   Sngl. Fam. Prog.                                                 Aa            8.00        6/01/25       5,000       5,681,250
   Sngl. Fam. Prog.                                                 Aa            7.90       12/01/25       3,000       3,382,890
Colorado Springs Arpt. Rev., A.M.T.,
   Ser. A                                                           BBB*          6.90        1/01/12       3,700       3,803,674
   Ser. A                                                           BBB*          7.00        1/01/22       7,960       8,182,004
                                                                                                                     ------------
                                                                                                                       21,049,818

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       3 -----

Portfolio of Investments as
  of June 30, 1995 (Unaudited)         PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                                        Principal
                                                                    Moody's    Interest     Maturity     Amount         Value
Description(a)                                                       Rating      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Connecticut--0.3%
Connecticut St. Spec. Tax Oblig. Rev., Trans. Infrastructure,
  Ser. A.                                                           A1           7.125%       6/01/10   $   2,000    $  2,283,680
------------------------------------------------------------------------------------------------------------------------------
Florida--3.4%
Broward Cnty. Res. Rec. Rev., Broward Waste Energy, L.P.
  South.                                                            A            7.95        12/01/08      13,645      14,967,883
Florida St. Brd. Ed.,
   Cap. Outlay                                                      Aa           9.125        6/01/14       1,260       1,719,371
   Cap. Outlay, E.T.M.                                              Aa           9.125        6/01/14         195         271,693
Hillsborough Cnty. Ind. Dev. Auth., Poll. Ctrl. Rev, Tampa
  Elec. Proj.                                                       Aa2          8.00         5/01/22       5,000       5,892,500
                                                                                                                     ------------
                                                                                                                       22,851,447
------------------------------------------------------------------------------------------------------------------------------
Georgia--3.4%
Atlanta Urban Res. Fin. Auth., Clark Atlanta Univ. Dorm. Proj.      NR            9.25        6/01/10       4,655D      5,620,214
Atlanta Wtr. & Swr. Rev.                                            Aa            6.00        1/01/11       4,410       4,494,805
Burke Cnty. Dev. Auth., Oglethorpe Pwr. Corp., 1st Mtg.,
  M.B.I.A.                                                          Aaa           8.00        1/01/22       5,000       5,918,000
Georgia St. Res. Fin. Auth., Sngl. Fam. Insured Mtge., Ser.
  C-C1                                                              Aa            8.00       12/01/16       6,550       7,073,738
                                                                                                                     ------------
                                                                                                                       23,106,757
------------------------------------------------------------------------------------------------------------------------------
Illinois--0.2%
Kane & De Kalb Cntys. Illinois Cmnty. Unit Sch., A.M.B.A.C.,
   Dist. No. 301                                                    Aaa          Zero        12/01/10       3,055       1,182,713
   Dist. No. 301                                                    Aaa          Zero        12/01/14       1,600         473,440
                                                                                                                     ------------
                                                                                                                        1,656,153
------------------------------------------------------------------------------------------------------------------------------
Indiana--2.0%
Indianapolis Int'l. Arpt. Auth. Rev., A.M.T.,
   Federal Express Corp. Proj.                                      Baa2          7.10        1/15/17       9,000       9,319,860
   United Air Lines Proj., Ser. A                                   Baa2          6.50       11/15/31       4,250       4,037,500
                                                                                                                     ------------
                                                                                                                       13,357,360
------------------------------------------------------------------------------------------------------------------------------
Kentucky--1.8%
Henderson Cnty. Solid Waste Disp. Rev., Macmillan Bloedel
  Proj., A.M.T.                                                     Baa2          7.00        3/01/25       6,000       6,222,060
Jefferson Cnty. Poll. Ctrl. Rev., Louisville Gas & Elec., Ser.
  A, 1st Mtg., A.M.T.                                               Aa2           7.75        2/01/19       5,700       6,194,247
                                                                                                                     ------------
                                                                                                                       12,416,307
------------------------------------------------------------------------------------------------------------------------------
Louisiana--4.2%
New Orleans, Louisiana Cap. Apprec., A.M.B.A.C.                     Aaa          Zero         9/01/09      13,500       5,777,730
Orleans Parish, Sch. Brd., E.T.M., M.B.I.A.                         Aaa           8.90        2/01/07       5,780       7,575,673

--------------------------------------------------------------------------------
-----                                  4      See Notes to Financial Statements.

Portfolio of Investments as
  of June 30, 1995 (Unaudited)         PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                                        Principal
                                                                    Moody's    Interest     Maturity     Amount         Value
Description(a)                                                       Rating      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Louisiana (cont'd.)
St. Charles Parish, Louisiana Pwr. & Lt. Co., 1st Mtg., A.M.T.      Baa2         6.875%       7/01/24   $   5,000    $  5,114,150
St. Charles Parish, Poll. Ctrl. Rev.,
   Louisiana Pwr. & Lt. Co.                                         NR           8.25         6/01/14       4,000       4,412,680
   Louisiana Pwr. & Lt. Co., Ser. 1989                              Baa3         8.00        12/01/14       5,000       5,502,600
                                                                                                                     ------------
                                                                                                                       28,382,833
------------------------------------------------------------------------------------------------------------------------------
Maryland--2.3%
Maryland St. Hlth. & Higher Ed. Facs., Auth. Rev.,
   Doctor's Comm. Hosp.                                             Baa          5.50         7/01/24       4,000       3,180,880
   Univ. of Maryland Med. Ctr., F.G.I.C.                            Aaa          5.00         7/01/20       4,400       3,778,060
   Francis Scott Key Med. Ctr., F.G.I.C.                            Aaa          5.00         7/01/18       5,000       4,341,200
Northeast Waste Disp. Auth., Baltimore City Sludge Compositing
  Fac.                                                              NR           7.25         7/01/07       4,096       4,181,483
                                                                                                                     ------------
                                                                                                                       15,481,623
------------------------------------------------------------------------------------------------------------------------------
Michigan--2.3%
Dickinson Cnty. Economic Dev. Auth., Poll. Ctrl. Rev.,
  Champion Int'l. Corp. Proj.                                       Baa1          5.85       10/01/18       4,000       3,726,040
Holland Sch. Dist., A.M.B.A.C.                                      Aaa          Zero         5/01/12       4,000       1,419,240
Michigan St. Hsg. Dev. Auth. Rev.,
   Rental Hsg., Ser. B                                              A*            7.55        4/01/23       1,000       1,067,400
   Sngl. Fam. Mtge., Ser. A                                         AA*           7.50        6/01/15       5,185       5,527,625
   Sngl. Fam. Mtge., Ser. D, A.M.T.                                 AA*           7.75       12/01/19       3,130       3,331,165
Okemos Pub. Sch. Dist., M.B.I.A.,
   Cnty. of Ingham                                                  Aaa          Zero         5/01/12       1,100         390,291
   Cnty. of Ingham                                                  Aaa          Zero         5/01/13       1,700         564,247
                                                                                                                     ------------
                                                                                                                       16,026,008
------------------------------------------------------------------------------------------------------------------------------
Minnesota--0.6%
Southern Mun. Pwr. Agcy., Pwr. Supply Sys. Rev., M.B.I.A.           Aaa          Zero         1/01/21       9,950       2,122,833
St. Louis Park Hlth. Care Facs. Rev., Hlth. Sys. Oblig. Group,
  Ser. A, A.M.B.A.C.                                                Aaa           5.20        7/01/23       2,045       1,816,798
                                                                                                                     ------------
                                                                                                                        3,939,631
------------------------------------------------------------------------------------------------------------------------------
Nevada--0.7%
Clark Cnty. Southwest Gas Corp., Ser. A, A.M.T.                     Baa3          6.50       12/01/33       5,000       4,769,850

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       5 -----

Portfolio of Investments as
  of June 30, 1995 (Unaudited)         PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                                        Principal
                                                                    Moody's    Interest     Maturity     Amount         Value
Description(a)                                                       Rating      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
New Jersey--6.4%
Bergen Cnty. Util. Auth., Wtr. Poll. Ctrl. Rev., F.G.I.C.,
   Ser. B                                                           Aaa          Zero        12/15/07      $7,640      $3,886,162
   Ser. B                                                           Aaa          Zero        12/15/09       4,695       2,071,481
Camden Cnty. Poll. Ctrl. Fin. Auth., Solid Waste Res. Rec.
  Rev., Ser. B, A.M.T.                                              Ba            7.50%      12/01/09       2,600       2,636,946
Hudson Cnty. Impvt. Auth., Solid Waste Sys.                         BBB-*         7.10        1/01/20       7,000       6,896,120
New Jersey St. Hsg. & Mtge. Fin. Agcy., A.M.T., M.B.I.A.            Aaa           7.70       10/01/29       3,420       3,627,218
New Jersey St. Tpke. Auth. Rev.,
   Ser. A                                                           A             6.75        1/01/08       3,000       3,230,910
   Ser. C, M.B.I.A.                                                 Aaa           6.50        1/01/16      10,000      10,820,500
   Ser. C, F.S.A.                                                   Aaa           6.50        1/01/16       2,500       2,705,125
New Jersey Waste Wtr.Treat., Trust Loan Rev.                        Aa            6.875       6/15/09       2,000       2,186,820
Union Cnty. Utils. Auth., Solid Waste Rev., Ser. A, A.M.T.          A-*           7.10        6/15/06       5,500       5,668,575
                                                                                                                     ------------
                                                                                                                       43,729,857
------------------------------------------------------------------------------------------------------------------------------
New York--12.6%
New York City, Gen. Oblig.,
   Ser. F                                                           Baa1          8.25       11/15/02       5,000       5,688,200
   Ser. D                                                           Baa1          8.00        8/01/03       3,500       3,921,190
   Ser. D                                                           Baa1          8.00        8/01/04       1,500       1,687,080
   Ser. A                                                           Baa1          7.75        8/15/04       2,000       2,225,060
   Ser. B                                                           Baa1          8.25        6/01/06       1,500       1,751,025
   Ser. D                                                           Baa1          7.65        2/01/07       5,000       5,437,000
New York City, Mun. Wtr. Fin. Auth., Wtr. & Swr. Sys. Rev.,
  F.G.I.C.                                                          Aaa           6.75        6/15/16      21,250      22,838,437
New York St. Dorm. Auth. Rev., St. Univ. Edl. Facs., Ser. A         Baa1          5.50        5/15/13       5,725       5,243,070
New York St. Environmental Facs. Corp., Poll. Ctrl. Rev.            Aa            5.75        6/15/12       5,000       4,883,500
New York St. Local Gov't. Assist. Corp.,
   Ser. C                                                           A            Zero         4/01/13       6,750       2,251,935
   Ser. O                                                           A             6.00        4/01/14       5,500       5,733,200
New York St. Urban Dev. Corp. Rev., F.S.A.,
   Corr. Facs.                                                      Aaa           6.50        1/01/09       3,000       3,256,380
   Corr. Facs.                                                      Aaa           5.50        1/01/14       3,000       2,827,260
Port Auth. of New York & New Jersey, Ser. 91                        A1            5.20       11/15/16       5,000       4,488,050
Triborough Bridge & Tunl. Auth., M.B.I.A.,
   Ser. X                                                           Aaa           6.625       1/01/12       8,500       9,266,870
   Ser. A                                                           Aaa           5.00        1/01/15       5,000       4,471,900
                                                                                                                     ------------
                                                                                                                       85,970,157
------------------------------------------------------------------------------------------------------------------------------
North Carolina--1.0%
Charlotte, Cert. of Part., Ref. Conv. Fac. Proj., Ser. C.,
  A.M.B.A.C.                                                        Aaa           5.00       12/01/21       8,000       6,936,400

--------------------------------------------------------------------------------
-----                                  6      See Notes to Financial Statements.

Portfolio of Investments as
  of June 30, 1995 (Unaudited)         PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                                        Principal
                                                                    Moody's    Interest     Maturity     Amount         Value
Description(a)                                                       Rating      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
North Dakota--0.8%
Mercer Cnty., Antelope Valley Station, A.M.B.A.C.                   Aaa           7.20%       6/30/13      $5,000      $5,745,200
------------------------------------------------------------------------------------------------------------------------------
Ohio--3.3%
Cleveland Pub. Pwr. Sys. Rev., First Mgte., Ser. A, M.B.I.A.        Aaa          Zero        11/15/10       2,685       1,080,310
Ohio Mun. Elec. Generation Agcy., A.M.B.A.C.                        Aaa           5.375       2/15/24       5,230       4,765,105
Ohio St. Wtr. Dev. Auth. Poll. Ctrl. Fac. Rev., Buckeye Pwr.
  Inc. Proj., A.M.B.A.C.                                            Aaa           7.80       11/01/14      13,500      16,507,395
                                                                                                                     ------------
                                                                                                                       22,352,810
------------------------------------------------------------------------------------------------------------------------------
Oklahoma--2.9%
Tulsa Mun. Arpt. Trust Rev., American Airlines, Inc., A.M.T.        Baa2          7.375      12/01/20      19,000      19,649,230
------------------------------------------------------------------------------------------------------------------------------
Pennsylvania--3.9%
Allegheny Cnty. Arpt. Rev., Greater Pittsburgh Int'l. Arpt.,
  Ser. C, M.B.I.A., A.M.T.                                          Aaa           8.25        1/01/16       8,535       9,397,376
Pennsylvania St. Univ., Gen. Oblig.                                 A1            5.50        8/15/16       6,000       5,615,580
Philadelphia Wtr. & Waste Auth. Rev.,
   M.B.I.A.                                                         Aaa           6.25        8/01/07       4,840       5,192,546
   M.B.I.A.                                                         Aaa           6.25        8/01/09       3,400       3,599,512
   M.B.I.A.                                                         Aaa           6.25        8/01/11       2,500       2,627,175
                                                                                                                     ------------
                                                                                                                       26,432,189
------------------------------------------------------------------------------------------------------------------------------
Puerto Rico--9.9%
Puerto Rico Comnwlth., M.B.I.A.                                     Aaa           5.25        7/01/18       5,000       4,605,400
Puerto Rico Elec. Pwr. Auth.,
   Pwr. Rev., Ser. S                                                Baa1          7.00        7/01/07       2,500       2,745,475
   Pwr. Rev., C.G.I.C.                                              Aaa           6.125       7/01/08       1,500       1,591,995
   Pwr. Rev., Ser. S                                                Baa1          6.125       7/01/08       1,050       1,065,508
Puerto Rico Hwy. & Trans. Auth. Rev.,
   Ser. T                                                           Baa1          6.625       7/01/12       4,460       4,639,114
   Ser. V                                                           Baa1          6.625       7/01/12       4,000       4,160,640
   Ser. W, F.S.A.                                                   Aaa           5.25        7/01/20       2,900       2,634,012
   Ser.W                                                            Baa1          5.25        7/01/20       4,000       3,534,000
   Ser. X, F.S.A.                                                   Aaa           5.25        7/01/21       4,000       3,646,560
   Ser. X, F.S.A.                                                   Aaa           5.00        7/01/22       1,400       1,227,422
Puerto Rico Public Bldgs. Auth. Rev.                                Baa1          5.60        7/01/08       5,000       4,909,550
Puerto Rico Public Bldgs. Auth. Rev.,
   F.S.A.                                                           Aaa           5.75        7/01/10       5,065       5,125,932
   A.M.B.A.C.                                                       Aaa           5.75        7/01/15       9,200       9,060,252

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       7 -----

Portfolio of Investments as
  of June 30, 1995 (Unaudited)         PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                                        Principal
                                                                    Moody's    Interest     Maturity     Amount         Value
Description(a)                                                       Rating      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Puerto Rico (cont'd.)
Puerto Rico Tel. Auth. Rev., M.B.I.A.,
   Ser. I                                                           Aaa           5.25%       1/25/07      $8,200      $8,108,898
   Ser. I                                                           Aaa           5.45        1/16/15       7,600       7,352,848
Univ. of Puerto Rico Sys. Rev., Cap. Apprec., Ser. N, M.B.I.A.      Aaa          Zero         6/01/11       6,865       2,784,238
                                                                                                                     ------------
                                                                                                                       67,191,844
------------------------------------------------------------------------------------------------------------------------------
South Carolina--2.1%
Charleston Waterworks & Swr. Rev., E.T.M.                           Aaa          10.375       1/01/10       7,415       9,901,769
Piedmont Mun. Pwr. Agcy., Elec. Rev., F.G.I.C.                      Aaa           6.75        1/01/19       4,300       4,697,793
                                                                                                                     ------------
                                                                                                                       14,599,562
------------------------------------------------------------------------------------------------------------------------------
Tennessee--1.6%
Bristol Tenn. Hlth. & Ed. Fac. Brd. Rev., Bristol Memorial
  Hosp., F.G.I.C.                                                   Aaa           6.75        9/01/10       5,000       5,538,600
Mcminn Cnty. Ind. Dev. Rev., Bowater Inc., A.M.T.                   Baa1          7.40       12/01/22       5,000       5,298,500
                                                                                                                     ------------
                                                                                                                       10,837,100
------------------------------------------------------------------------------------------------------------------------------
Texas--7.5%
Alliance Arpt. Auth. Inc., Spec. Facs Rev., American Airlines
  Proj., A.M.T.                                                     Baa2          7.50       12/01/29       1,500       1,561,170
Austin Combined Util. Sys. Rev., Ser. B88                           A             7.75       11/15/08       5,400       5,927,688
Dallas Ft. Worth, Regl. Arpt. Rev., F.G.I.C.,
   Ser. A                                                           Aaa           7.375      11/01/08       3,500       4,002,775
   Ser. A                                                           Aaa           7.375      11/01/09       3,500       3,989,510
Harris Cnty. Hlth. Facs. Dev. Corp., Spec. Facs. Rev., Texas
  Med. Ctr. Hosp., M.B.I.A.                                         Aaa           7.25        5/15/07       4,100       4,535,543
Harris Cnty., Toll Rd., F.G.I.C.                                    Aaa           5.00        8/15/16       3,000       2,636,640
New Braunfels Indpt. Sch. Dist., Gen. Oblig.,
   Cap. Appre.                                                      Aaa          Zero         2/01/10       2,335         959,638
   Cap. Appre.                                                      Aaa          Zero         2/01/11       2,365         910,360
Northwest Indpt. Sch. Dist., Cap. Apprec., A.M.B.A.C.               Aaa          Zero         8/15/12       4,890       1,704,458
San Antonio Texas Elec. & Gas Rev.,
   Ser. B, F.G.I.C.                                                 Aaa          Zero         2/01/09       5,000       2,216,000
   Ser. A                                                           Aa            5.00        2/01/16       4,055       3,561,588
Texas Mun. Pwr. Agcy. Rev., M.B.I.A                                 Aaa          Zero         9/01/14       9,980       3,033,321
Texas Wtr. Res. Fin. Auth. Rev.                                     A             7.625       8/15/08      11,970      12,648,220
Univ. Texas Univ. Rev., Fin. Sys., Ser. B                           Aa            6.75        8/15/13       3,000       3,238,860
                                                                                                                     ------------
                                                                                                                       50,925,771

--------------------------------------------------------------------------------
-----                                  8      See Notes to Financial Statements.

Portfolio of Investments as
  of June 30, 1995 (Unaudited)         PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                                        Principal
                                                                    Moody's    Interest     Maturity     Amount         Value
Description(a)                                                       Rating      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Virginia--3.0%
Henrico Cnty. Ind. Dev. Auth. Rev., Secours Hlth. Sys., St.
  Mary's Proj.,
  Ser. B                                                            A1            7.50%       9/01/07     $10,100     $11,202,314
Prince William Cnty. Va. Park Auth. Rev.                            A             7.50        7/15/20       4,570       5,037,191
West Point Ind. Dev., Chesapeake Corp.                              Baa3          6.25        3/01/19       4,000       3,874,840
                                                                                                                     ------------
                                                                                                                       20,114,345
------------------------------------------------------------------------------------------------------------------------------
Washington--3.2%
Washington St., Gen. Oblig.                                         Aa            5.50        5/01/18       2,705       2,547,353
Washington St. Pub. Pwr. Supply Sys. Rev.,
   Nuclear Proj. No. 2, Ser. A, M.B.I.A.                            Aaa          Zero         7/01/06       6,000       3,174,600
   Nuclear Proj. No. 2, Ser. A, F.S.A.                              Aaa           7.25        7/01/06       2,000       2,271,900
   Nuclear Proj. No. 3, Ser. B, F.G.I.C.                            Aaa          Zero         7/01/06       5,000       2,645,500
   Nuclear Proj. No. 1, Ser. A, F.S.A.                              Aaa           7.00        7/01/08       4,000       4,461,240
   Nuclear Proj. No. 1, Ser. B, F.S.A.                              Aaa           7.25        7/01/09       5,000       5,709,400
   Nuclear Proj. No. 3                                              Aa           Zero         7/01/17       5,500       1,273,690
                                                                                                                     ------------
                                                                                                                       22,083,683
                                                                                                                     ------------
Total Long-Term Investments (cost $594,680,171)                                                                       619,881,108
------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS--4.8%
District Of Columbia--0.3%
Dist. of Columbia Rev., Gen. Oblig., Ser. 92A-4, F.R.D.D.           VMIG1         4.40        7/03/95       2,000       2,000,000
------------------------------------------------------------------------------------------------------------------------------
Florida--0.3%
Manatee Cnty. Hsg. Fin. Auth., Sngl. Fam. Mtge. Rev., Ser. 94       MIG1          3.87        7/17/95       2,200       2,200,000
------------------------------------------------------------------------------------------------------------------------------
Iowa--0.9%
Iowa Fin. Auth. Solid Waste Disp. Rev. Cedar River Paper Co.
  Proj.,
  Ser. 93A, F.R.D.D.                                                A1+*          4.45        7/03/95       6,000       6,000,000
------------------------------------------------------------------------------------------------------------------------------
Texas--3.2%
Brazos River Auth., Poll. Ctrl. Rev., Elec. Co., Ser. 95C,
  F.R.D.D.                                                          VMIG1         4.35        7/03/95       5,800       5,800,000
Gulf Coast Ind. Dev. Auth., Citgo Petroleum, Ser. 95, F.R.D.D.      VMIG1         4.40        7/03/95      15,900      15,900,000
                                                                                                                     ------------
                                                                                                                       21,700,000
------------------------------------------------------------------------------------------------------------------------------
Wyoming--0.1%
Lincoln Cnty. Poll. Ctrl. Rev., Exxon Corp. Project, Ser. 87B,
  F.R.D.D.                                                          P-1           4.35        7/03/95         500         500,000
                                                                                                                     ------------
Total Short-Term Investments (cost $32,400,000)                                                                        32,400,000

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       9 -----

                                    PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                                                        Value
                                                                                                                       (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Total Investments--95.8% (cost $627,080,171; Note 4)                                                                 $652,281,108
Other assets in excess of liabilities--4.2%                                                                            28,812,941
                                                                                                                     ------------
Net Assets--100%                                                                                                     $681,094,049
                                                                                                                     ------------
                                                                                                                     ------------

---------------
(a) The following abbreviations are used in portfolio descriptions:
    A.M.B.A.C.--American Municipal Bond Assurance Corporation A.M.T.--Alternative Minimum Tax
    C.G.I.C.--Capital Guaranty Insurance Corporation
    E.T.M.--Escrowed to Maturity
    F.G.I.C.--Financial Guaranty Insurance Company
    F.R.D.D.--Floating Rate Daily Demand Note**
    F.S.A.--Financial Security Assurance
    M.B.I.A.--Municipal Bond Insurance Association
 D Prerefunded issues are secured by escrowed cash and direct U.S. guaranteed obligations.
 * Standard and Poor's Rating.
** For purposes of amortized cost valuation, the maturity date of Floating Rate
   Demand Notes is considered to be the later of the next date on which the security can be redeemed at par or the next date on which the rate of interest is adjusted.
 @ Pledged as initial margin on financial futures contract.
NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.
--------------------------------------------------------------------------------
-----                                  10     See Notes to Financial Statements.

Statement of Assets and
Liabilities (Unaudited)                PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

Assets                                                                                                            June 30, 1995
                                                                                                                  -------------
Investments, at value (cost $627,080,171)...................................................................      $652,281,108
Cash........................................................................................................           125,020
Receivable for investments sold.............................................................................        21,053,284
Interest receivable.........................................................................................        11,532,235
Receivable for Fund shares sold.............................................................................            85,665
Due from Broker-variation margin............................................................................            50,000
Deferred expenses and other assets..........................................................................            30,179
                                                                                                                  -------------
   Total assets.............................................................................................       685,157,491
                                                                                                                  -------------
Liabilities
Payable for investments purchased...........................................................................         1,634,527
Payable for Fund shares reacquired..........................................................................         1,343,834
Dividends payable...........................................................................................           674,725
Management fee payable......................................................................................           244,773
Distribution fee payable....................................................................................           124,113
Accrued expenses............................................................................................            41,470
                                                                                                                  -------------
   Total liabilities........................................................................................         4,063,442
                                                                                                                  -------------
Net Assets..................................................................................................      $681,094,049
                                                                                                                  -------------
                                                                                                                  -------------
Net assets were comprised of:
   Common stock, at par.....................................................................................      $    446,924
   Paid-in capital in excess of par.........................................................................       671,859,070
                                                                                                                  -------------
                                                                                                                   672,305,994
   Accumulated net realized loss on investments.............................................................       (16,254,382 )
   Net unrealized appreciation on investments...............................................................        25,042,437
                                                                                                                  -------------
   Net assets, June 30, 1995................................................................................      $681,094,049
                                                                                                                  -------------
                                                                                                                  -------------
Class A:
   Net asset value and redemption price per share
      ($482,613,726 / 31,690,006 shares of common stock issued and outstanding).............................             $15.23
   Maximum sales charge (3.0% of offering price)............................................................               .47
                                                                                                                  -------------
   Maximum offering price to public.........................................................................            $15.70
Class B:
   Net asset value, offering price and redemption price per share
      ($198,229,654 / 12,985,987 shares of common stock issued and outstanding).............................            $15.26
Class C:
   Net asset value, offering price and redemption price per share
      ($250,669 / 16,421 shares of common stock issued and outstanding).....................................            $15.26

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                      11 -----

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
Statement of Operations (Unaudited)
------------------------------------------------------------
------------------------------------------------------------

                                                  Six Months
                                                     Ended
                                                   June 30,
Net Investment Income                                1995
                                                  -----------
Income
   Interest....................................   $21,595,153
                                                  -----------
Expenses
   Management fee, net of waiver of $171,894...     1,468,135
   Distribution fee--Class A...................       195,010
   Distribution fee--Class B...................       743,429
   Distribution fee--Class C...................           701
   Transfer agent's fees and expenses..........       310,000
   Custodian's fees and expenses...............        96,000
   Reports to shareholders.....................        35,000
   Registration fees...........................        32,000
   Audit fee...................................        26,000
   Directors' fees.............................        19,000
   Legal fees..................................        11,000
   Insurance expense...........................         9,000
   Miscellaneous...............................         5,422
                                                  -----------
      Total expenses...........................     2,950,697
                                                  -----------
Net investment income..........................    18,644,456
                                                  -----------
Net Realized and Unrealized
Gain (Loss) on Investments
Net realized gain (loss) on:
   Investment transactions.....................    10,414,894
   Financial futures contracts.................    (2,989,000)
                                                  -----------
                                                    7,425,894
                                                  -----------
Net change in unrealized
   appreciation/depreciation of:
   Investments.................................    30,550,723
   Financial futures contracts.................      (204,031)
                                                  -----------
                                                   30,346,692
                                                  -----------
Net gain on investment transactions............    37,772,586
                                                  -----------
Net Increase in Net Assets
Resulting from Operations......................   $56,417,042
                                                  -----------
                                                  -----------

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
Statement of Changes in Net Assets (Unaudited)

                                   Six Months       Year Ended
Increase (Decrease)                   Ended        December 31,
in Net Assets                     June 30, 1995        1994
                                  -------------    -------------
Operations
   Net investment income........  $  18,644,456    $  38,071,772
   Net realized gain (loss) on
      investment transactions...      7,425,894      (23,690,364)
   Net change in unrealized
      appreciation
      (depreciation) of
      investments...............     30,346,692      (68,066,766)
                                  -------------    -------------
   Net increase (decrease) in
      net assets resulting from
      operations................     56,417,042      (53,685,358)
                                  -------------    -------------
Dividends and distributions
   (Note 1)
   Dividends from net investment
      income
      Class A...................    (10,991,883)        (758,853)
      Class B...................     (7,647,900)     (37,310,847)
      Class C...................         (4,673)          (2,072)
                                  -------------    -------------
                                    (18,644,456)     (38,071,772)
                                  -------------    -------------
   Distributions from net
      realized gains
      Class A...................             --          (95,056)
      Class B...................             --       (5,131,497)
                                  -------------    -------------
                                             --       (5,226,553)
                                  -------------    -------------
Fund share transactions (net of
   share conversions) (Note 5)
   Net proceeds from shares
      sold......................     61,261,875       86,309,362
   Net asset value of shares
      issued
      in reinvestment of
      dividends
      and distributions.........     10,946,409       27,093,049
   Cost of shares reacquired....   (114,020,716)    (193,751,516)
                                  -------------    -------------
   Decrease in net assets from
      Fund share transactions...    (41,812,432)     (80,349,105)
                                  -------------    -------------
Total decrease..................     (4,039,846)    (177,332,788)
Net Assets
Beginning of period.............    685,133,895      862,466,683
                                  -------------    -------------
End of period...................  $ 681,094,049    $ 685,133,895
                                  -------------    -------------
                                  -------------    -------------

--------------------------------------------------------------------------------
-----                                  12     See Notes to Financial Statements.

Notes to Financial
Statements (Unaudited)              PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
Prudential National Municipals Fund, Inc. (the "Fund"), is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The investment objective of the Fund is to seek a high level of current income exempt from federal income taxes by investing substantially all of its total assets in carefully selected long-term municipal bonds of medium quality. The ability of the issuers of debt securities held by the Fund to meet their obligations may be affected by economic or political developments in a specific state, industry or region.
------------------------------------------------------------
Note 1. Accounting Policies
The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.
Securities Valuations The Fund values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Directors.
Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.
Financial Futures Contracts: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Fund is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Fund each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain(loss) on financial futures contracts.
The Fund invests in financial futures contracts in order to hedge its existing portfolio securities, or securities the Fund intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Fund may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets. Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses on sales of portfolio securities are calculated on an identified cost basis. Interest income is recorded on an accrual basis. The Fund amortizes premiums and accretes original issue discount on portfolio securities as adjustments to interest income.
Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day. Federal Income Taxes: It is the intent of the Fund to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to its shareholders. For this reason and because substantially all of the Fund's gross income consists of tax-exempt interest, no federal income tax provision is required.
Dividends and Distributions: Dividends from net investment income are declared daily and paid monthly. The Fund will distribute at least annually any net capital gains. Dividends and distributions are recorded on the ex-dividend date. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.
------------------------------------------------------------
Note 2. Agreements
The Fund has a management agreement with Prudential Mutual Fund Management, Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.
--------------------------------------------------------------------------------
                                                                        13 -----

Notes to Financial
Statements (Unaudited)              PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
The management fee paid PMF is computed daily and payable monthly at an annual rate of .50% of the Fund's average daily net assets up to and including $250 million, .475% of the next $250 million, .45% of the next $500 million, .425% of the next $250 million, .40% of the next $250 million and .375% of the Fund's average daily net assets in excess of $1.5 billion. Effective January 1, 1995, PMF has agreed to waive a portion (.05 of 1% of the Fund's average daily net assets) of its management fee which amounted to $171,894 ($0.004 per share for Class A, B and C shares; .05% of averge net assets). The Fund is not required to reimburse PMF for such waiver.
The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the
Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans"), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly. Pursuant to the Class A, B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the six months ended June 30, 1995.
PMFD has advised the Fund that it has received approximately $13,300 in front-end sales charges resulting from sales of Class A shares during the six months ended June 30, 1995. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.
PSI has advised the Fund that for the six months ended June 30, 1995, it received approximately $226,100 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.
PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.
------------------------------------------------------------
Note 3. Other Transactions with Affiliates
Prudential Mutual Fund Services, Inc. ("PMFS"), a wholly-owned subsidiary of PMF, serves as the Fund's transfer agent and during the six months ended June 30, 1995, the Fund incurred fees of approximately $224,100 for the services of PMFS. As of June 30, 1995, $37,300 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.
------------------------------------------------------------
Note 4. Portfolio Securities
Purchases and sales of investment securities, other than short-term investments, for the six months ended June 30, 1995, were $347,299,886 and $375,277,244, respectively.
At June 30, 1995, the Fund sold 150 financial futures contracts on the Municipal Bond Index which expire in September, 1995. The value at disposition of such contracts is $17,188,188. The value of such contracts on June 30, 1995 was $17,029,688, thereby resulting in an unrealized loss of $158,500. The Fund has pledged $3,000,000 principal amount of Pima County Unified School District Bonds as initial margin on such contracts.
The cost basis of investments for federal income tax purposes is substantially the same as for financial reporting purposes and, accordingly, as of June 30, 1995, net unrealized appreciation for federal income tax purposes was $25,200,937 (gross unrealized appreciation--$28,074,406 gross unrealized depreciation--$2,873,469).
For federal income tax purposes, the Fund has a capital loss carryforward as of December 31, 1994 of approximately $19,372,500 which expires in 2002. Accordingly, no capital gains distribution is expected to be paid until net gains have been realized in excess of such amount.
The Fund will elect to treat net capital losses of approximately $3,999,200 incurred in the two month period ended December 31, 1994 as having been incurred in the following fiscal year.
------------------------------------------------------------
Note 5. Capital
The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase.
--------------------------------------------------------------------------------
-----                                  14

Notes to Financial
Statements (Unaudited)              PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
There are 750 million shares of common stock, $.01 par value, per share, divided into three classes, designated Class A, Class B and Class C common stock, each of which consists of 250 million authorized shares.
Transactions in shares of common stock were as follows:

Class A                               Shares          Amount
---------------------------------   -----------    -------------
Six months ended June 30, 1995:
Shares sold......................     3,445,052    $  51,685,578
Shares issued in reinvestment of
  dividends......................       424,805        6,488,026
Shares reacquired................    (5,372,877)     (81,131,086)
                                    -----------    -------------
Net decrease in shares
  outstanding before
  conversion.....................    (1,503,020)     (22,957,482)
Shares issued upon conversion
  from Class B...................    32,311,151      480,932,260
                                    -----------    -------------
Net increase in shares
  outstanding....................    30,808,131    $ 457,974,778
                                    -----------    -------------
                                    -----------    -------------
Year ended December 31, 1994:
Shares sold......................     2,875,693    $  42,583,262
Shares issued in reinvestment of
  dividends and distributions....        37,934          573,468
Shares reacquired................    (2,900,866)     (42,851,546)
                                    -----------    -------------
Net increase in shares
  outstanding....................        12,761    $     305,184
                                    -----------    -------------
                                    -----------    -------------
Class B
---------------------------------
Six months ended June 30, 1995:
Shares sold......................       627,104    $   9,478,179
Shares issued in reinvestment of
  dividends......................       296,797        4,455,705
Shares reacquired................    (2,209,349)     (32,889,630)
                                    -----------    -------------
Net decrease in shares
  outstanding before
  conversion.....................    (1,285,448)     (18,955,746)
Shares reacquired upon conversion
  into Class A...................   (32,268,420)    (480,932,260)
                                    -----------    -------------
Net decrease in shares
  outstanding....................   (33,553,868)   $(499,888,006)
                                    -----------    -------------
                                    -----------    -------------
Year ended December 31, 1994:
Shares sold......................     2,885,324    $  43,581,881
Shares issued in reinvestment of
  dividends and distributions....     1,749,682       26,518,677
Shares reacquired................   (10,042,966)    (150,899,970)
                                    -----------    -------------
Net decrease in shares
  outstanding....................    (5,407,960)   $ (80,799,412)
                                    -----------    -------------
                                    -----------    -------------
Class C                               Shares          Amount
---------------------------------   -----------    -------------
Six months ended June 30, 1995:
Shares sold......................         6,448    $      98,118
Shares issued in reinvestment of
  dividends......................           175            2,678
                                    -----------    -------------
Increase in shares outstanding...         6,623    $     100,796
                                    -----------    -------------
                                    -----------    -------------
August 1, 1994* through
  December 31, 1994:
Shares sold......................         9,735    $     144,219
Shares issued in reinvestment of
  dividends......................            63              904
                                    -----------    -------------
Increase in shares outstanding...         9,798    $     145,123
                                    -----------    -------------
                                    -----------    -------------

---------------
* Commencement of offering of Class C shares.
------------------------------------------------------------
Note 6. Proposed Reorganization
On July 25, 1995, the Directors of the Fund approved an Agreement and Plan of Reorganization (the "Plan") which provides for the transfer of substantially all of the assets and liabilities of the Prudential Municipal Series Fund; Arizona Series, Georgia Series and Minnesota Series ("The Series") to the
Fund. Class A, Class B shares and Class C shares of The Series would be exchanged at net asset value for Class A, Class B and Class C shares, respectively, of equivalent value of the Fund.
It is expected that the reorganization will take place in late October 1995. The Fund and The Series will each bear their pro-rata share of the costs of the reorganization, including costs of proxy solicitation.
--------------------------------------------------------------------------------
                                                                        15 -----

Financial Highlights (Unaudited)       PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                   Class A
                                                  -------------------------------------------------------------------------
                                                                                                               January 22,
                                                  Six Months                                                     1990(b)
                                                    Ended                 Year Ended December 31,                through
                                                   June 30,      -----------------------------------------     December 31,
                                                     1995         1994        1993        1992       1991          1990
                                                  ----------     -------     -------     ------     ------     ------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period..........     $  14.42      $ 16.30     $ 15.94     $16.00     $15.09        $14.98
                                                  ----------     -------     -------     ------     ------        ------
Income from investment operations
Net investment income.........................          .42          .81         .90        .94        .97           .90
Net realized and unrealized gain (loss) on
  investment transactions.....................          .81        (1.78)       1.05        .43        .91           .11
                                                  ----------     -------     -------     ------     ------        ------
  Total from investment operations............         1.23         (.97)       1.95       1.37       1.88          1.01
                                                  ----------     -------     -------     ------     ------        ------
Less distributions
Dividends from net investment income..........        (.42)         (.81)       (.90)      (.94)      (.97)        (.90)
Distributions from net realized gains.........           --         (.10)       (.69)      (.49)        --            --
                                                  ----------     -------     -------     ------     ------        ------
  Total distributions.........................        (.42)         (.91)      (1.59)     (1.43)      (.97)        (.90)
                                                  ----------     -------     -------     ------     ------        ------
Net asset value, end of period................     $  15.23      $ 14.42     $ 16.30     $15.94     $16.00        $15.09
                                                  ----------     -------     -------     ------     ------        ------
                                                  ----------     -------     -------     ------     ------        ------
TOTAL RETURN(c):..............................         8.53%       (6.04)%     12.60%      8.88%     12.94%         6.88%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...............     $482,614      $12,721     $14,167     $7,700     $3,819        $1,846
Average net assets (000)......................     $393,252      $14,116     $11,786     $5,401     $2,697        $1,161
Ratios to average net assets:
  Expenses, including distribution fees.......          .69%(a)      .77%        .69%       .72%       .75%          .75%(a)
  Expenses, excluding distribution fees.......          .59%(a)      .67%        .59%       .62%       .65%          .65%(a)
  Net investment income.......................         5.64%(a)     5.38%       5.49%      5.79%      6.27%         6.43%(a)
Portfolio turnover rate.......................           54%         120%         82%       114%        59%          110%

---------------
 (a) Annualized.
 (b) Commencement of offering of Class A shares.
 (c) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

--------------------------------------------------------------------------------
-----                                  16     See Notes to Financial Statements.

Financial Highlights (Unaudited)       PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                                    Class B
                                                  ---------------------------------------------------------------------------
                                                  Six Months
                                                    Ended                          Year Ended December 31,
                                                   June 30,      ------------------------------------------------------------
                                                     1995          1994         1993         1992         1991         1990
                                                  ----------     --------     --------     --------     --------     --------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period..........     $  14.45      $  16.33     $  15.97     $  16.02     $  15.11     $  15.15
                                                  ----------     --------     --------     --------     --------     --------
Income from investment operations
Net investment income.........................          .39           .75          .84          .88          .91          .90
Net realized and unrealized gain (loss) on
  investment transactions.....................          .81         (1.78)        1.05          .44          .91         (.04)
                                                  ----------     --------     --------     --------     --------     --------
  Total from investment operations............         1.20         (1.03)        1.89         1.32         1.82          .86
                                                  ----------     --------     --------     --------     --------     --------
Less distributions
Dividends from net investment income..........         (.39)         (.75)        (.84)        (.88)        (.91)        (.90)
Distributions from net realized gains.........           --          (.10)        (.69)        (.49)          --           --
                                                  ----------     --------     --------     --------     --------     --------
  Total distributions.........................         (.39)         (.85)       (1.53)       (1.37)        (.91)        (.90)
                                                  ----------     --------     --------     --------     --------     --------
Net asset value, end of period................     $  15.26      $  14.45     $  16.33     $  15.97     $  16.02     $  15.11
                                                  ----------     --------     --------     --------     --------     --------
                                                  ----------     --------     --------     --------     --------     --------
TOTAL RETURN(c):..............................         8.30%        (6.39)%      12.15%        8.50%       12.42%        5.96%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...............     $198,230      $672,272     $848,299     $828,702     $874,338     $882,212
Average net assets (000)......................     $299,836      $751,623     $854,919     $829,830     $862,249     $940,215
Ratios to average net assets:
  Expenses, including distribution fees.......         1.08%(a)      1.17%        1.09%        1.12%        1.15%        1.13%
  Expenses, excluding distribution fees.......          .58%(a)       .67%         .59%         .62%         .65%         .64%
  Net investment income.......................         5.14%(a)      4.96%        5.09%        5.39%        5.87%        6.03%
Portfolio turnover rate.......................           54%          120%          82%         114%          59%         110%
                                                          Class C
                                                                August 1,
                                                Six Months       1994(b)
                                                  Ended          through
                                                 June 30,      December 31,
                                                   1995            1994
                                                ----------     ------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period..........    $14.44          $15.13
                                                   -----           -----

Income from investment operations
Net investment income.........................       .37             .29
Net realized and unrealized gain (loss) on
  investment transactions.....................       .82            (.69)
                                                   -----           -----

  Total from investment operations............      1.19            (.40)
                                                   -----           -----

Less distributions
Dividends from net investment income..........      (.37)           (.29)
Distributions from net realized gains.........        --              --
                                                   -----           -----

  Total distributions.........................      (.37)           (.29)
                                                   -----           -----

Net asset value, end of period................    $15.26          $14.44
                                                   -----           -----
                                                   -----           -----

TOTAL RETURN(c):..............................      8.17%          (2.63)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...............      $251            $141
Average net assets (000)......................      $188            $103
Ratios to average net assets:
  Expenses, including distribution fees.......      1.34%(a)        1.51%(a)
  Expenses, excluding distribution fees.......       .59%(a)         .76%(a)
  Net investment income.......................      5.00%(a)        4.84%(a)
Portfolio turnover rate.......................        54%            120%

---------------
 (a) Annualized.
 (b) Commencement of offering of Class C shares.
 (c) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                      17 -----

[This page intentionally left blank]

[This page intentionally left blank]

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292

Toll Free (800) 225-1852

Directors
Delayne Dedrick Gold
Arthur Hauspurg
Harry A. Jacobs, Jr.
Steven P. Munn
Richard A. Redeker
Louis A. Weil, III

Officers
Richard A. Redeker, President
David W. Drasnin, Vice President
Robert F. Gunia, Vice President
Grace Torres, Treasurer
Stephen M. Ungerman, Assistant Treasurer
S. Jane Rose, Secretary
Ronald Amblard, Assistant Secretary

Manager
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

Investment Adviser
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

Distributors
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

Custodian
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

Transfer Agent
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

Independent Accountants
Price Waterhouse LLP
1177 Avenue of the Americas
New York, NY 10036

Legal Counsel
Sullivan & Cromwell
125 Broad Street
New York, NY 10004

The accompanying financial statements as of June 30, 1995 were not audited and, accordingly, no opinion is expressed on them.

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

The Prudential National Municipals Fund and the Lehman Bros. Index:
Comparing a $10,000 Investment.

Class A
Chart

Class B
Chart

Class C
Chart

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so an investor's shares, when redeemed, will be worth more or less than their original cost. The charts on the right are designed to give you an idea how much the Fund's returns can fluctuate from year to year by measuring the best and worst years in terms of total annual return since inception of each share class.

These graphs are furnished to you in accordance with SEC regulations. They compare a $10,000 investment in the Prudential National Municipals Fund (Class A, Class B and Class C) with a similar investment in the Lehman Brothers Municipal Bond Index by portraying the initial account values at the commencement of operations of each class, and subsequent account values at the end of this reporting period (June 30), as measured on a quarterly basis, beginning in 1990 for Class A shares, in 1985 for Class B shares and in 1994 for Class C shares. For purposes of the graphs, and unless otherwise indicated, in the accompanying tables it has been assumed (a) that the maximum applicable front-end sales charge was deducted from the initial $10,000 investment in Class A shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B and Class C shares, assuming full redemption on June 30, 1995; (c) all recurring fees (including management fees) were deducted; and (d) all dividends and distributions were reinvested. Class B shares will automatically convert to Class A shares, on a quarterly basis, beginning approximately seven years after purchase. This conversion feature is not reflected in the graph.

The Index is a weighted index of 21,000 municipal bonds (general obligation bonds, revenue bonds, insured bonds and prerefunded bonds) selected by Lehman Brothers as representative of the long-term investment grade municipal bond market. The index is unmanaged and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund. The securities in the Index may differ substantially from the securities in the Fund. The Index is not the only one that may be used to characterize performance of municipal bond funds and other indexes may portray different comparative performance.

Prudential Mutual Funds
Building Your Future
On Our StrengthSM  (LOGO)

BULK RATE
U.S. POSTAGE
PAID
Permit 6807
New York, NY

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292
Toll Free (800) 225-1852

743918203
743918104             MF104E2
743918302        Cat# 4303167

                              LETTER TO
                              SHAREHOLDERS
                              -------------------------------------------------
                                                               October 18, 1994



Dear Shareholder:

     It has been a most difficult year in the U.S. financial markets. When we last wrote in February interest rates were starting to rise, ending a three-year long bull market in bonds. What started as a trickle has become a torrent. Interest rates have continued to increase this year, sending bond prices down sharply. Of course, as interest rates rise, bond prices decline. In this environment of falling prices and unusual volatility, your Prudential Municipal Series Fund -- Arizona Series sought to minimize risk while maximizing your tax-free income.

     The Series seeks maximum income exempt from Arizona and federal income taxes* consistent with preservation of capital. The Series is comprised of investment grade municipal obligations with an average credit quality of Aa/AA, as determined by Moody's Investors Service or Standard & Poor's Rating Group. The Series performed in line with the Lipper Arizona Municipal Debt Average over the last year, but because long-term interest rates rose, total returns were disappointing. As a result, the Series has become more cautious and shortened its average maturity.

                          SERIES PERFORMANCE
                         As of August 31, 1994

                      30-day           Taxable Equivalent Yields
               NAV   SEC Yield            @28%   @31%   @39.6%

Class A      $11.59    4.5%               6.7%   7.0%    8.0%
Class B      $11.58    4.3%               6.4%   6.6%    7.6%
Class C      $11.58    N/A                N/A    N/A     N/A


     Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Past performance is no guarantee of future results.

     *Interest on municipal obligations may be subject to the federal alternative minimum tax. See your Series' prospectus for more details.

     N/A - Yield information with respect to Class C is not available as operations commenced in August 1994.



                             TOTAL RETURNS

                    HISTORICAL (AS OF 8/31/94)(1)    AVERAGE ANNUAL (AS OF 9/30/94)(2)

                    1-Yr.   5-Yr.  Since Incep.**   1-Yr.   5-Yr.   Since Incep.**
Class A            -0.6%    N/A      +40.5%         -5.8%    N/A       +6.6%
Class B            -1.1%   +41.5%   +126.1%         -8.2%   +7.0%      +8.4%
Class C             N/A     N/A       +0.1%           N/A    N/A       -1.9%
Lipper AZ
Muni Debt Avg.***  -1.2%   +44.9%   +122.8%           N/A    N/A        N/A


     (1) Source: Lipper Analytical Services, Inc. These figures do not take into account sales charges.

     (2) Source: Prudential Mutual Fund Management, Inc. These averages take into account applicable sales charges. The Series charges a maximum initial sales charge of 3% for Class A shares. Class B shares are subject to a declining contingent deferred sales charge of 5%, 4%, 3%, 2%, 1% and 1%, respectively, for the first six years. Class B shares will automatically convert to Class A shares approximately seven years after purchase. This conversion feature is expected to be implemented in February 1995. Class C shares are subject to a contingent deferred sales charge of 1% during the first year.

     **Inception on January 22, 1990 for Class A, September 22, 1984 for Class B and August 1, 1994 for Class C.

     ***These are the average returns of 27 Arizona municipal debt funds for one-year, five-year, and since inception of Class B shares, as determined by Lipper Analytical Services, Inc.

     Note: Without expense subsidies and management fee waivers, the Series' historical and average annual total returns would have been lower. The Series' Class B average annual total return since inception would have been 8.3%.

ONCE WAS NOT ENOUGH

     In February, the Federal Reserve raised short-term interest rates for the first time in years, hoping to control inflation. Since then, the Fed has moved four more times, until the federal funds rate (the overnight interbank lending rate) now stands at 4.75%, up from 3% at the start of the year. The Fed also increased the discount rate (the bank lending rate) to 4% from 3% over the same period.

     Interest rates rise when the financial markets fear inflation, the bond holder's enemy. Inflation is feared because it robs purchasing power from a bond's fixed-interest rate.

     Municipal bond interest rates increased by more than a percentage point, to 6.46% on August 25 from 5.52% on December 29, 1993, as measured by the Bond Buyer's Revenue Bond Index, a widely used yardstick of interest rates in the tax-free market.

ARIZONA: ECONOMY GROWING RAPIDLY

     The Arizona economy is among the fastest growing in the nation. In Phoenix, population and employment increases have reached levels not seen since the boom times of the mid-1980s. From 1983 to 1993, the state's population has grown by nearly 33%. Arizona's population is the third fastest growing in the nation after Nevada and Colorado, and in employment, the state is second only to Georgia in growth.

     Not surprisingly, state finances are in excellent condition. Fiscal 1994 revenues came in $179 million ahead of already upwardly revised estimates, so the legislature voted to cut income taxes by $100 million in its 1995 budget.

     The only question mark on the horizon is political. Running for reelection in November, Governor Symington has pledged to phase out the state's income tax over a four-year period should he be reelected. This would reduce revenues by $1.5 billion. The governor argues that the growing economy, and particularly the stimulus of the tax cut, would make up for the shortfall, a position subject to some debate.

     With new issues down 54% to date this year in Arizona, bonds have been scarce. We have remained fully invested, anticipating this drought will continue through the year.

A TAX REMINDER

     As a result of the federal Revenue Reconciliation Act of 1993, which affects bonds purchased after April 30, 1993, it is possible that this year you may have some taxable income from your tax-free municipal bond fund. The law stipulates that the portion of any gain realized on the sale or retirement of a tax-free bond purchased at a market discount to its face value must be taxed as ordinary income.

     Following this change in federal tax law, some discount bonds have been selling at levels so cheap they will produce a higher after-tax return than other bonds not subject to the provisions of the new law. We have occasionally taken advantage of this market imbalance because we have determined that at very low prices these bonds can still provide you with a higher after-tax return on your investment.

THE OUTLOOK

     We expect continued volatility in the municipal bond market until the economy reaches a level of growth that is sustainable without causing inflation. If the economy continues to surge, the ever vigilant Fed will move again, lifting short-term rates. If the economy slows substantially, long term rates should stabilize. Although rates may keep rising, we believe that most of the increase is now behind us.

     In the months ahead, we expect supply -- or the lack of it -- to become more important in the tax-free municipal bond market. Through the first eight months of the year, new issue volume is off 42%, according to Securities Data Co., which tracks this statistic. The pace is accelerating. In August, new issue volume fell 56%.

     As always, it is a pleasure to have you as a shareholder in the Prudential Municipal Series Fund -- Arizona Series, and to take this opportunity to report our activities to you.


Sincerely,


/s/Lawrence C. McQuade

Lawrence C. McQuade
President



/s/Christian Smith

Christian Smith
Portfolio Manager

PRUDENTIAL MUNICIPAL SERIES FUND                  Portfolio of Investments
ARIZONA SERIES                                             August 31, 1994

  Moody's     Principal
   Rating      Amount                                  Value
(Unaudited)     (000)          Description (a)        (Note 1)

                           LONG-TERM INVESTMENTS--97.6%
                           Arizona St. Edl. Loan
                             Mkt. Corp.,
A              $  1,375    7.00%, 3/1/05, Ser.
                             B....................  $  1,453,334
                           Arizona St. Hsg. Fin.
                             Review Brd.,
                           Sngl. Fam. Mtge. Rev.,
A-*                  10    10.625%, 12/1/02, Ser.
                             82...................        10,310
                           Arizona St. Mun. Fin.
                             Proj.,
                           Cert. of Part.,
                           8.75%, 8/1/06, Ser. 15,
Aaa                 700    B.I.G..................       749,014
                           7.875%, 8/1/14, Ser.
                             25,
Aaa               2,250    A.M.B.A.C..............     2,724,412
                           Arizona St. Trans. Brd.
                             Hwy. Rev.,
Aaa               2,000(D)@ 7.00%, 7/1/09..........    2,216,100
Aa                1,500(D) 6.00%, 7/1/10..........     1,587,765
                           Arizona St. Univ. Sys.
                             Rev.,
Aaa               1,000(D) 7.00%, 7/1/10, Ser.
                             A....................     1,121,880
                           Central Arizona Wtr.
                             Consv. Dist.,
                             Contract Rev.,
A1                1,500(D) 7.50%, 11/1/05.........     1,716,285
                           Chandler, Cap. Apprec.
                             Ref.,
Aaa               2,000    Zero Coupon, 7/1/02,
                             F.G.I.C..............     1,318,500
                           Gen. Oblig.,
Aaa                 500    4.375%, 7/1/13,
                             F.G.I.C..............       399,390
                           La Paz Cnty., Unified
                             Sch. Dist.,
                           No. 27, Parker Impvt.
                             Proj.,
Baa                 450    9.40%, 7/1/96..........       483,728
                           Maricopa Cnty. Hosp.
                             Dist. No. 1, Facs.
                             Rev.,
                             East Valley
                             Behavioral
                             Hlth. Fac. Proj.,
Aaa                 725(D) 7.80%, 6/1/13,
                             F.G.I.C..............       796,804
                           Maricopa Cnty. Ind.
                             Dev. Auth.
                           Hosp. Fac. Rev.,
                             John C. Lincoln
                             Hosp.,
Aaa               2,000    7.00%, 12/1/00,
                             F.S.A................     2,188,640
                           Maricopa Cnty. Ind.
                             Dev. Auth. Hosp. Fac.
                             Rev.,
                           Mercy Hlth.,
                           9.00%, 7/1/99, Ser. D,
Aaa            $  1,000    M.B.I.A.,..............  $  1,058,760
A1                  525(D) 9.25%, 7/1/11, Ser.
                             D....................       556,616
A1                  475    9.25%, 7/1/11, Ser.
                             D....................       500,132
                           Samaritan Hlth. Svcs.,
Aaa                 290(D) 12.00%, 1/1/08.........       341,527
                           Maricopa Cnty. Sch.
                             Dist.,
                           No. 41 Gilbert Proj.,
                           6.50%, 7/1/08, Ser. E,
Aaa               2,000(D)@ F.G.I.C................    2,170,720
                           No. 40 Glendale Elem.
                             Sch.,
                           Zero Coupon, 7/1/04,
Aaa               2,810    A.M.B.A.C..............     1,621,510
                           No. 11 Peoria Unified
                             Sch. Dist.,
                           Zero Coupon, 7/1/04,
Aaa               1,500    M.B.I.A................       865,575
                           Zero Coupon, 7/1/04,
Aaa               1,140    F.G.I.C................       657,837
                           No. 3 Tempe Elem. Sch.,
                           Zero Coupon, 7/1/09,
Aaa               1,500    A.M.B.A.C..............       595,155
                           Zero Coupon, 7/1/14,
Aaa               1,500    A.M.B.A.C..............       425,055
                           Maricopa Cnty. Unified
                             Sch. Dist.,
                           No. 80 Chandler,
                             F.G.I.C.
Aaa               1,330    Zero Coupon, 7/1/09....       527,704
Aaa               1,000    6.25%, 7/1/11..........     1,029,360
                           Navajo Cnty. Unified
                             Sch. Dist.,
                           No. 006 Herber
                             Overgaard,
Aaa                 250    7.25%, 7/1/00,
                             A.M.B.A.C............       276,285
Aaa                 300    7.35%, 7/1/03,
                             A.M.B.A.C............       332,679
                           Nogales Mun. Dev. Auth.
                             Rev.,
Aaa                 500(D)@ 8.00%, 6/1/08,
                             M.B.I.A..............       558,990
                           Peoria Bell Road Impvt.
                             Dist.,
BBB*                465    7.20%, 1/1/11..........       486,525
                           Phoenix Arpt. Rev.,
                           6.40%, 7/1/12, Ser. D,
Aaa                 810    M.B.I.A................       817,930

                                  -5-     See Notes to Financial Statements.

PRUDENTIAL MUNICIPAL SERIES FUND
ARIZONA SERIES

  Moody's     Principal
   Rating      Amount                                  Value
(Unaudited)     (000)          Description (a)        (Note 1)

                           Phoenix Ind. Dev. Auth.
                             Hosp.,
                           John C. Lincoln Hosp.,
BBB*          $    500     6.00%, 12/1/10.........  $    467,470
BBB*               500     6.00%, 12/1/14.........       453,245
                           Phoenix St. & Hwy.
                             Rev.,
A1                1,480    6.25%, 7/1/06, Ser.
                             92...................     1,546,126
                           Zero Coupon, 7/1/12,
Aaa               3,000    F.G.I.C................       975,420
                           Pima Cnty. Ind. Dev.
                             Auth. Hlth. Care,
                             Carondelet
                             St. Josephs & Marys
                             Hosp.,
Aaa               1,000    7.90%, 7/1/05,
                             B.I.G................     1,115,350
Aaa               1,000(D) 8.00%, 7/1/13,
                             B.I.G................     1,119,170
                           Pima Cnty. Ind. Dev.
                             Auth. Rev.,
                             Tucson Elec. Pwr.
                             Co.,
Aaa               2,700    7.25%, 7/15/10,
                             F.S.A................     2,887,110
                           Pima Cnty., Unified
                             Sch. Dist.
                             No. 16, Catalina
                             Foothills,
                           Zero Coupon, 7/1/08,
Aaa               3,000    F.G.I.C................     1,290,810
                           Zero Coupon, 7/1/09,
Aaa               3,455    F.G.I.C................     1,370,840
                           Puerto Rico Hsg. Fin.
                             Auth. Rev.,
                             Multifamily Mtge.,
AA*                 835    7.50%, 4/1/22..........       869,110
                           Puerto Rico Comnwlth.
                             Hwy.
                             Auth. Rev.,
AAA*                490(D) 7.70%, 7/1/03, Ser.
                             Q....................       566,763
                           Puerto Rico, Comnwlth.,
                             Gen. Oblig.,
                           8.41%, 7/1/08, Ser. A,
Aaa               1,000(D)(D) M.B.I.A................    1,012,500
                           Salt River Proj. Agric.
                             Impvt. & Pwr. Dist.,
                             Elec. Sys. Rev.,
Aa                1,500    4.75%, 1/1/17, Ser.
                             C....................     1,218,540
Aa                  500    5.75%, 1/1/20, Ser.
                             C....................       468,960
                           Santa Cruz Cnty.
                             Unified Sch. Dist.
                             No. 1
                             Nogales, Cruz Cnty.,
                           Zero Coupon, 1/1/06,
Aaa                 770    A.M.B.A.C..............       397,051
                           Santa Cruz Cnty.,
                             Unified Sch. Dist.
                             No. 1
                             Nogales, Cruz Cnty.,
                           Zero Coupon, 7/1/06,
Aaa            $    700    A.M.B.A.C..............  $    350,560
                           Scottsdale Ind. Dev.
                             Auth. Rev., Mem.
                             Hosp.,
                           8.50%, 9/1/07, Ser. A,
Aaa               2,100    A.M.B.A.C..............     2,352,378
                           Scottsdale, Gen.
                             Oblig.,
Aa1                 500    5.50%, 7/1/09..........       479,885
Aa1               1,000(D) 6.00%, 7/1/10..........     1,066,020
Aa1               1,000    4.00%, 7/1/13, Ser.
                             D....................       737,640
                           Tempe Impvt. Dist. Auth. Rev.,
                             Papago Park Ctr.,
                             Dist. No. 166,
A1                  500    7.10%, 1/1/06..........       522,910
                           Tempe, Gen. Oblig.,
Aa                  500    5.25%, 7/1/13..........       451,190
                           Tolleson Mun. Fin. Corp. Rev.,
                             Citizen Util. Co.,
AAA*                400    9.20%, 9/1/05..........       426,812
                           Tucson Wtr. Rev.,
Aaa               1,000    8.60%, 7/1/00,
                             E.T.M................     1,179,540
A1                1,000    5.50%, 7/1/09..........       947,480
                           7.00%, 7/1/10, Ser. C,
Aaa                 500    M.B.I.A................       534,925
                           Univ. Arizona Revs.
                             Sys.,
A1                1,750    6.25%, 6/1/11, Ser.
                             B....................     1,771,438
                           Virgin Islands Pub. Fin. Auth. Rev.,
                             Hwy. Trans. Trust Fund,
NR                  600    7.25%, 10/1/18, Ser.
                             A....................       618,972
                           Virgin Islands Terr.,
                           Hugo Ins. Claims Fund
                             Prog.,
NR                  460    7.75%, 10/1/06, Ser.
                             91...................       502,978
                           Virgin Islands Wtr. &
                             Pwr. Auth., Elec.
                             Sys. Rev.,
NR                  500    7.40%, 7/1/11, Ser.
                             A....................       522,300
                           Wtr. Sys. Rev.,
NR                  500    8.50%, 1/1/10, Ser.
                             A....................       549,280
                                                    ------------
                           Total long-term
                             investments
                           (cost $55,132,298).....    58,361,295
                                                    ------------

                                  -6-     See Notes to Financial Statements.

PRUDENTIAL MUNICIPAL SERIES FUND
ARIZONA SERIES

  Moody's     Principal
   Rating      Amount                                  Value
(Unaudited)     (000)          Description(a)         (Note 1)

                           SHORT-TERM INVESTMENTS--1.4%
                           Goodyear, Gen. Oblig.,
Baa1           $    100    10.00%, 7/1/95.........  $    104,311
                           Pinal Cnty. Ind. Dev.
                             Auth. Hlth. Care,
                             Ctrl. Rev., F.R.D.D.,
P1                  700    3.35%, 9/1/94..........       700,000
                                                    ------------
                           Total short-term
                             investments
                           (cost $799,625)........       804,311
                                                    ------------
                           Total Investments--99.0%
                           (cost $55,931,923; Note
                             4)...................    59,165,606
                           Other assets in excess
                             of
                             liabilities--1.0%....       613,223
                                                    ------------
                           Net Assets--100%.......  $ 59,778,829
                                                    ------------
                                                    ------------

------------------
(a) The following abbreviations are used in portfolio descriptions:
    A.M.B.A.C.--American Municipal Bond Assurance Corporation.
    B.I.G.--Bond Investors Guaranty Insurance Company.
    E.T.M.--Escrowed to Maturity.
    F.G.I.C.--Financial Guaranty Insurance Company.
    F.R.D.D.--Floating Rate (Daily) Demand Note#.
    F.S.A.--Financial Security Assurance.
    M.B.I.A.--Municipal Bond Insurance Association.
    # For purposes of amortized cost valuation, the maturity date of Floating Rate Demand Notes is considered to be the later of the next date on which the security can be redeemed at par or the next date on which the rate of interest is adjusted.
    * Standard & Poor's rating.
  (D) Prerefunded issues are secured by escrowed cash and/or direct U.S. guaranteed obligations.
 (D)(D)Inverse floating rate bond. The coupon is inversely indexed to a floating interest rate.
      The rate shown is the rate at period end.
    @ Pledged as initial margin on financial futures contracts.

NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.

                                  -7-     See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Statement of Assets and Liabilities

Assets                                                                                    August 31, 1994
                                                                                          ---------------
Investments, at value (cost $55,931,923).................................................     $59,165,606
Cash.....................................................................................          83,991
Interest receivable......................................................................         737,249
Receivable for Fund shares sold..........................................................          21,467
Other assets.............................................................................           1,869
                                                                                            ---------------
  Total assets...........................................................................      60,010,182
                                                                                            ---------------
Liabilities
Accrued expenses.........................................................................          66,324
Payable for Fund shares reacquired.......................................................          57,677
Dividends payable........................................................................          49,717
Management fee payable...................................................................          25,227
Distribution fee payable.................................................................          22,648
Due to broker-variation margin payable...................................................           8,750
Deferred trustee fees....................................................................           1,010
                                                                                            ---------------
  Total liabilities......................................................................         231,353
                                                                                            ---------------
Net Assets...............................................................................     $59,778,829
                                                                                            ---------------
                                                                                            ---------------
Net assets were comprised of:
  Shares of beneficial interest, at par..................................................     $    51,601
  Paid-in capital in excess of par.......................................................      56,542,821
                                                                                            ---------------
                                                                                               56,594,422
  Distributions in excess of net realized gains..........................................         (25,526)
  Net unrealized appreciation of investments.............................................       3,209,933
                                                                                            ---------------
  Net assets, August 31, 1994............................................................     $59,778,829
                                                                                            ---------------
                                                                                            ---------------
Class A:
  Net asset value and redemption price per share ($7,674,526 / 662,409 shares of
    beneficial interest issued and outstanding)..........................................            $11.59
  Maximum sales charge (3.0% of offering price)..........................................               .36
                                                                                            ---------------
  Maximum offering price to public.......................................................            $11.95
                                                                                            ---------------
                                                                                            ---------------
Class B:
  Net asset value, offering price and redemption price per share ($52,104,103 / 4,497,713
    shares of beneficial interest issued and outstanding)................................            $11.58
                                                                                            ---------------
                                                                                            ---------------
Class C:
  Net asset value, offering price and redemption price per share ($199.97 / 17.262 shares
    of beneficial interest issued and outstanding).......................................            $11.58
                                                                                            ---------------
                                                                                            ---------------

See Notes to Financial Statements.
                                      -8-

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Statement of Operations

                                           Year Ended
Net Investment Income                    August 31, 1994
                                         ---------------
Income
  Interest............................     $   3,939,686
                                         ---------------
Expenses
  Management fee......................           313,334
  Distribution fee--Class A...........             7,141
  Distribution fee--Class B...........           277,628
  Custodian's fees and expenses.......            52,000
  Reports to shareholders.............            37,500
  Transfer agent's fees and
  expenses............................            33,000
  Registration fees...................            20,000
  Legal fees..........................            15,000
  Audit fee...........................            10,500
  Trustees' fees......................             3,375
  Miscellaneous.......................             7,770
                                         ---------------
    Total expenses....................           777,248
                                         ---------------
Net investment income.................         3,162,438
                                         ---------------
Realized and Unrealized
Gain (Loss) on Investments
Net realized gain (loss) on:
  Investment transactions.............           790,344
  Financial futures contract
  transactions........................           (32,841)
                                         ---------------
                                                 757,503
                                         ---------------
Net change in unrealized
  appreciation/depreciation of:
  Investments.........................        (4,562,693)
  Financial futures contracts.........           (22,813)
                                         ---------------
                                              (4,585,506)
                                         ---------------
Net loss on investments...............        (3,828,003)
                                         ---------------
Net Decrease in Net Assets
Resulting from Operations.............     $    (665,565)
                                         ---------------
                                         ---------------

                      See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Statement of Changes in Net Assets

                               Year Ended August 31,
Increase (Decrease)         ---------------------------
in Net Assets                   1994           1993
                            ------------    -----------
Operations
  Net investment income...  $  3,162,438    $ 2,979,801
  Net realized gain on
    investment
    transactions..........       757,503        175,821
  Net change in unrealized
    appreciation of
    investments...........    (4,585,506)     3,112,559
                            ------------    -----------
  Net increase (decrease)
    in net assets
    resulting from
    operations............      (665,565)     6,268,181
                            ------------    -----------
Dividends and
  distributions (Note 1):
  Dividends from net
    investment income
    Class A...............      (386,495)      (201,649)
    Class B...............    (2,775,943)    (2,778,152)
                            ------------    -----------
                              (3,162,438)    (2,979,801)
                            ------------    -----------
  Distributions from net
    realized gains
    Class A...............       (74,328)       (21,305)
    Class B...............      (618,468)      (500,545)
                            ------------    -----------
                                (692,796)      (521,850)
                            ------------    -----------
Series share transactions
  (Note 5)
  Net proceeds from shares
    sold..................    10,037,346     12,302,375
  Net asset value of
    shares issued in
    reinvestment of
    dividends and
    distributions.........     2,064,510      1,717,602
  Cost of shares
  reacquired..............   (11,709,424)    (6,722,273)
                            ------------    -----------
  Net increase in net
    assets from Series
    share transactions....       392,432      7,297,704
                            ------------    -----------
Total increase
  (decrease)..............    (4,128,367)    10,064,234
Net Assets
Beginning of year.........    63,907,196     53,842,962
                            ------------    -----------
End of year...............  $ 59,778,829    $63,907,196
                            ------------    -----------
                            ------------    -----------

                       See Notes to Financial Statements.
                                      -9-

PRUDENTIAL MUNICIPAL SERIES FUND
ARIZONA SERIES
NOTES TO FINANCIAL STATEMENTS

     Prudential Municipal Series Fund (the "Fund") is registered under the Investment Company Act of 1940, as an open-end investment company. The Fund was organized as a Massachusetts business trust on May 18, 1984 and consists of seventeen series. The monies of each series are invested in separate, independently managed portfolios. The Arizona Series (the "Series") commenced investment operations in September, 1984. The Series is diversified and seeks to achieve its investment objective of obtaining the maximum amount of income exempt from federal and applicable state income taxes with the minimum of risk by investing in "investment grade" tax-exempt securities whose ratings are within the four highest ratings categories by a nationally recognized statistical rating organization or, if not rated, are of comparable quality. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by economic or political developments in a specific state, industry or region.

NOTE 1. ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed by the Fund, and the Series, in the preparation of its financial statements.

SECURITIES VALUATIONS: The Fund values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Trustees.

     Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.

     All securities are valued as of 4:15 P.M., New York time.

FINANCIAL FUTURES CONTRACTS: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of debt securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Series is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Series each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. The Series invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities or securities the Series intends to purchase against fluctuations in value caused by changes in prevailing market conditions. Should market conditions move unexpectedly, the Series may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.

SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on the trade date. Realized gains and losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. The Series amortizes premiums and original issue discount paid on purchases of portfolio securities as adjustments to interest income.

     Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

FEDERAL INCOME TAXES: For federal income tax purposes, each series in the Fund is treated as a separate taxpaying entity. It is the intent of the Series to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to shareholders. For this reason and because substantially all of the Series' gross income consists of tax-exempt interest, no federal income tax provision is required.

DIVIDENDS AND DISTRIBUTIONS: The Series declares daily dividends from net investment income. Payment of dividends is made monthly. Distributions of net capital gains, if any, are made annually.

     Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.
                                      -10-

NOTE 2. AGREEMENTS

     The Fund has a management agreement with Prudential Mutual Fund Management, Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the services of PIC, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

     The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the average daily net assets of the Series.

     The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans"), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.

     On July 19, 1994, shareholders of the Fund approved amendments to the Class A and Class B distribution plans under which the distribution plans became compensation plans, effective August 1, 1994. Prior thereto, the distribution plans were reimbursement plans, under which PMFD and PSI were reimbursed for expenses actually incurred by them up to the amount permitted under the Class A and Class B Plans, respectively. The Fund is not obligated to pay any prior or future excess distribution costs (costs incurred by the Distributors in excess of distribution fees paid by the Fund or contingent deferred sales charges received by the Distributors). The rate of the distribution fees charged to Class A and Class B shares of the Fund did not change under the amended plans of distribution. The Fund began offering Class C shares on August 1, 1994.

     Pursuant to the Class A, B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the fiscal year ended August 31, 1994.

     PMFD has advised the Series that it has received approximately $63,200 in front-end sales charges resulting from sales of Class A shares during the fiscal year ended August 31, 1994. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

     PSI has advised the Series that for the fiscal year ended August 31, 1994, it received approximately $76,800 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.

     PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

NOTE 3. OTHER TRANSACTIONS WITH AFFILIATES

     Prudential Mutual Fund Services, Inc. ("PMFS"), a wholly-owned subsidiary of PMF, serves as the Fund's transfer agent. During the year ended August 31, 1994, the Series incurred fees of approximately $23,600 for the services of PMFS. As of August 31, 1994, approximately $1,900 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

NOTE 4. PORTFOLIO SECURITIES

     Purchases and sales of portfolio securities of the Series, excluding short-term investments, for the year ended August 31, 1994 were $20,412,123 and $21,899,033, respectively.

     The cost basis of investments for federal income tax purposes is substantially the same as for financial reporting purposes and, accordingly, as of August 31, 1994, net unrealized appreciation of investments, including short-term investments, for federal income tax purposes is $3,233,683 (gross unrealized appreciation--$4,247,842 gross unrealized depreciation--$1,014,159).

     At August 31, 1994, the Series sold 35 financial futures contracts on the Municipal Bond Index expiring in September 1994. The value at disposition of such contracts is $3,606,406. The value of such contracts on August 31, 1994 was $3,630,156, thereby resulting in an unrealized loss of $23,750.


NOTE 5. CAPITAL

     The Series currently offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase commencing in or about February 1995.

     The Fund has authorized an unlimited number of shares of beneficial interest of each class at $.01 par value per share. Transactions in shares of beneficial interest for the fiscal years ended August 31, 1993 and 1994 were as follows:

Class A                             Shares        Amount
--------------------------------   --------    ------------
Year ended August 31, 1994:
Shares sold.....................    156,225    $  1,879,629
Shares issued in reinvestment of
  dividends and distributions...     29,257         350,410
Shares reacquired...............    (55,416)       (665,858)
                                   --------    ------------
Net increase in shares
  outstanding...................    130,066    $  1,564,181
                                   --------    ------------
                                   --------    ------------
Year ended August 31, 1993:
Shares sold.....................    379,867    $  4,588,716
Shares issued in reinvestment of
  dividends and distributions...     10,501         127,266
Shares reacquired...............    (38,736)       (459,132)
                                   --------    ------------
Net increase in shares
  outstanding...................    351,632    $  4,256,850
                                   --------    ------------
                                   --------    ------------
Class B                             Shares        Amount
--------------------------------   --------    ------------
Year ended August 31, 1994:
Shares sold.....................    679,458    $  8,157,517
Shares issued in reinvestment of
  dividends and distributions...    142,601       1,714,100
Shares reacquired...............   (930,146)    (11,043,566)
                                   --------    ------------
Net decrease in shares
  outstanding...................   (108,087)   $ (1,171,949)
                                   --------    ------------
                                   --------    ------------
Year ended August 31, 1993:
Shares sold.....................    639,982    $  7,713,659
Shares issued in reinvestment of
  dividends and distributions...    132,586       1,590,336
Shares reacquired...............   (520,539)     (6,263,141)
                                   --------    ------------
Net increase in shares
  outstanding...................    252,029    $  3,040,854
                                   --------    ------------
                                   --------    ------------
Class C
--------------------------------
August 1, 1994* through
  August 31, 1994:
Shares sold.....................         17    $        200
                                   --------    ------------
Net increase in shares
  outstanding...................         17    $        200
                                   --------    ------------
                                   --------    ------------

---------------
* Commencement of offering of Class C shares.

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Financial Highlights

                                  Class A                                              Class B                       Class C
           -----------------------------------------------------  ------------------------------------------------  -----------
                                                     January 22,                                                       August 1,
                                                       1990(D)                                                        1994(D)(D)
                    Year Ended August 31,              through                  Year Ended August 31,                   through
           ---------------------------------------   August 31,    ------------------------------------------------   August 31,
               1994        1993     1992     1991       1990         1994      1993      1992      1991      1990        1994

           ------------   ------   ------   ------   -----------   --------   -------   -------   -------   -------   -----------
PER SHARE
OPERATING
  PERFORMANCE:

Net asset value,
  beginning
  of period... $12.44      $11.88   $11.32   $10.80     $ 10.99@    $ 12.44    $ 11.87   $ 11.32   $ 10.80   $ 10.97     $ 11.60
               ------      ------   ------   ------   -----------   --------   -------   -------   -------   -------   -----------
Income from
  investment
  operations

Net
  investment
  income...       .65         .67      .68      .69         .42         .60        .62       .63       .64       .65         .04

Net realized
  and unrealized
  gain (loss)
  on investment
  transactions.. (.72)        .68      .56     .52         (.19)@      (.73)       .69       .55       .52      (.17)       (.02)
                ------     ------   ------   ------   -----------   --------   -------   -------   -------   -------   -----------
  Total
  from
  investment
  operations...  (.07)       1.35     1.24     1.21         .23@       (.13)      1.31      1.18      1.16       .48         .02
                ------     ------   ------   ------   -----------   --------   -------   -------   -------   -------   -----------
Less distributions

Dividends
  from
  net
  investment
  income...     (.65)       (.67)    (.68)    (.69)       (.42)       (.60)      (.62)     (.63)     (.64)      (.65)       (.04)

Distributions
  from net
  realized
  gains...      (.13)       (.12)      --       --          --        (.13)      (.12)       --        --        --          --
              ------       ------   ------   ------   -----------   --------   -------   -------   -------   -------   -----------
  Total
  distributions.(.78)       (.79)    (.68)   (.69)        (.42)       (.73)      (.74)     (.63)     (.64)      (.65)       (.04)
              ------       ------   ------   ------   -----------   --------   -------   -------   -------   -------   -----------
Net asset
  value,
  end of
  period...   $11.59      $12.44   $11.88  $11.32      $ 10.80     $ 11.58    $ 12.44   $ 11.87   $ 11.32    $ 10.80     $ 11.58
              ------      ------   ------   ------   -----------   --------   -------   -------   -------    -------   -----------
              ------      ------   ------   ------   -----------   --------   -------   -------   -------    -------   -----------
TOTAL
RETURN#:...     (.59)%     11.79%   11.23%   11.45%       2.01%@     (1.08)%    11.42%    10.68%    11.02%      4.49%       0.10%

RATIOS/SUPPLEMENTAL
  DATA:

Net assets,
  end of
  period
 (000)...     $7,675      $6,622   $2,146   $1,508     $   436     $52,104    $57,286   $51,697   $57,209    $59,216     $   200@@

Average
  net
  assets
 (000)...     $7,141      $3,613   $1,758   $  937     $   260     $55,526    $53,656   $53,477   $58,973   $60,359     $   199@@

Ratios to
  average net
  assets:##

 Expenses,
  including
  distribution
  fees...        .89%        .92%    1.02%    1.02%        .96%*      1.29%      1.32%     1.42%     1.41%     1.30%       1.90%*

Expenses,
excluding
    distribution
    fees...      .79%        .82%     .92%     .92%        .86%*       .79 %      .82%      .92%      .91%      .82%       1.14%*

  Net
  investment
  income...     5.40%       5.58%    5.81%    6.13%       6.36%*      5.40 %     5.18%     5.42%     5.77%     5.99%       6.34%*

Portfolio
turnover...       33%         14%      42%      25%         49%         33 %       14%       42%       25%       49%         33%


---------------
      * Annualized.
    (D) Commencement of offering of Class A shares.
 (D)(D) Commencement of offering of Class C shares.
      # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.
     ## Because of the event referred to in (D)(D) and the timing of such, the ratios for the Class C shares are not necessarily comparable to that of Class A or B shares and are not necessarily indicative of future ratios.
      @ Restated.
     @@ Figures are actual and not rounded to the nearest thousand.


See Notes to Financial Statements.
                                      -13-

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Trustees
Prudential Municipal Series Fund, Arizona Series

   We have audited the accompanying statement of assets and liabilities of Prudential Municipal Series Fund, Arizona Series, including the portfolio of investments, as of August 31, 1994, the related statements of operations for the year then ended and of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of August 31, 1994 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Prudential Municipal Series Fund, Arizona Series, as of August 31, 1994, the results of its operations, the changes in its net assets, and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York
October 17, 1994


                         FEDERAL INCOME TAX INFORMATION

   We are required by the Internal Revenue Code to advise you within 60 days of the Series' fiscal year end (August 31, 1994) as to the federal tax status of dividends paid by the Series during such fiscal year. Accordingly, we are advising you that in the fiscal year ended August 31, 1994, dividends paid from net investment income of $.64 per Class A share, $.58 per Class B share, and $.04 per Class C share were all federally tax-exempt interest dividends. In addition, the Series paid to both Class A and B shares a long-term capital gain distribution of $.115 per share which is taxable as such and a short-term capital gain distribution of $.018 per share which is taxable as ordinary income.

   In January 1995, you will be advised on IRS Form 1099 DIV or substitute 1099 DIV as to the federal tax status of the distributions received by you in calendar year 1994.

[Graph]



   These graphs are furnished to you in accordance with SEC regulations. They compare a $10,000 investment in Prudential Municipal Series Fund: Arizona Series (Class A, Class B, and Class C) with a similar investment in the Lehman Brothers Municipal Bond Index (the Index) by portraying the initial account values at the commencement of operations of each class and subsequent account values at the end of each fiscal year (August 31) beginning in 1990 for Class A, in 1984 for Class B shares and 1994 for Class C shares. For purposes of the graphs and, unless otherwise indicated, the accompanying tables, it has been assumed that
(a) the maximum sales charge was deducted from the initial $10,000 investment in Class A shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B shares and Class C shares, assuming full redemption on August 31, 1994; (c) all recurring fees (including management fees) were deducted; and (d) all dividends and distributions were reinvested. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. This conversion feature is expected to be implemented on or about February 1995 and is not reflected in the graph. The graph and accompanying tables reflect the past subsidy and/or waiver of expenses and/or management fees. Without fee waivers and expense subsidies, the value of a $10,000 investment in the Series and the Series' average annual total return, as shown above, would have been lower.

   The Index is a weighted index comprised of 21,000 municipal bonds (general obligation bonds, revenue bonds, insured bonds and prerefunded bonds) selected by Lehman Brothers as representative of the long-term investment grade municipal bond market. The Index is an unmanaged index and includes the reinvestment of all income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Series. The securities which comprise the Index may differ substantially from the securities in the Series' portfolio because the Index, among other things, is not state specific. The Lehman Brothers Municipal Bond Index is not the only index which may be used to characterize performance of long-term, investment-grade tax-exempt bond funds and other indexes may portray different comparative performance.

TRUSTEES
Edward D. Beach
Eugene C. Dorsey
Delayne Dedrick Gold
Harry A. Jacobs, Jr.
Lawrence C. McQuade
Thomas T. Mooney
Thomas H. O'Brien
Richard A. Redeker
Nancy H. Teeters

OFFICERS
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary
Ronald Amblard, Assistant Secretary
Deborah A. Docs, Assistant Secretary

MANAGER
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

INVESTMENT ADVISER
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

DISTRIBUTORS
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

CUSTODIAN
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

TRANSFER AGENT
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
1633 Broadway
New York, NY 10019

LEGAL COUNSEL
Gardner, Carton & Douglas
Quaker Tower
321 North Clark Street
Chicago, IL 60610-4795

PRUDENTIAL MUTUAL FUNDS
One Seaport Plaza
New York, NY 10292
Toll free (800) 225-1852, Collect (908) 417-7555


This report is not authorized for distribution to prospective investors unlessp receded or accompanied by a current prospectus.



PRUDENTIAL MUNICIPAL SERIES FUND



ARIZONA SERIES



Prudential Mutual Funds Building Your Future On Our Strength

                                   LETTER TO
                                   SHAREHOLDERS
                                   --------------------------------------------
                                                               October 18, 1994



Dear Shareholder:

     It has been a most difficult year in the U.S. financial markets. When we last wrote in February interest rates were starting to rise, ending a three-year long bull market in bonds. What started as a trickle has become a torrent. Interest rates have continued to increase this year, sending bond prices down sharply. Of course, as interest rates rise, bond prices decline. In this environment of falling prices and unusual volatility, your Prudential Municipal Series Fund -- Georgia Series sought to minimize risk while maximizing your tax-free income.

     The Series seeks maximum income exempt from Georgia state and federal income taxes* consistent with preservation of capital. The Series is comprised of investment grade municipal obligations with an average credit quality of Aa/AA, as determined by Moody's Investors Service or Standard & Poor's Ratings Group. The Series performed in line with the Lipper Georgia Municipal Debt Average over the last year, but because long-term interest rates rose, total returns were disappointing. As a result, the Series has become more cautious and shortened its average maturity.


                           SERIES PERFORMANCE
                          As of August 31, 1994

                          30-day               Taxable Equivalent Yields
            NAV          SEC Yield            @28%       @31%      @39.6%

Class A   $11.19            4.0%              6.0%       6.2%       7.1%
Class B   $11.19            3.8%              5.7%       5.8%       6.6%
Class C   $11.19            N/A               N/A        N/A        N/A


     Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Past performance is no guarantee of future results.

     *Interest on municipal obligations may be subject to the federal alternative minimum tax. See your Series' prospectus for more details.

     N/A = Yield information with respect to Class C is not available as operations commenced in August 1994.


                                TOTAL RETURNS

                  HISTORICAL (AS OF 8/31/94)(1)     AVERAGE ANNUAL (AS OF 9/30/94)(2)

                  1-Yr.   5-Yr.  Since Incep.**     1-Yr.     5-Yr.  Since Incep.**
Class A           -1.6%   N/A       +38.3%          -7.7%     N/A        +6.0%
Class B           -2.0%  +39.4%    +127.0%         -10.2%    +6.4%       +8.3%
Class C            N/A    N/A        -0.1%           N/A      N/A        -3.1%
Lipper GA
Muni Debt Avg.***  +1.6% +43.1%    +143.6%           N/A      N/A         N/A

     (1) Source: Lipper Analytical Services, Inc. These figures do not take into account sales charges.

     (2) Source: Prudential Mutual Fund Management, Inc. These averages take into account applicable sales charges. The Series charges a maximum initial sales charge of 3% for Class A shares. Class B shares are subject to a declining contingent deferred sales charge of 5%, 4%, 3%, 2%, 1% and 1%, respectively, for the first six years. Class B shares will automatically convert to Class A shares approximately seven years after purchase. This conversion feature is expected to be implemented in February 1995. Class C shares are sold subject to a contingent deferred sales charge of 1% during the first year.

     **Inception on January 22, 1990 for Class A, September 25, 1984 for Class B and August 1, 1994 for Class C.

     ***These are the average returns of 20 Georgia municipal debt funds for one-year, five-year, and since inception of Class B shares, as determined by Lipper Analytical Services, Inc.

     Note: Without expense subsidies and management fee waivers, the Series' historical and average annual total returns would have been lower. The Series' Class B average annual total return since inception would have been 8.1%

ONCE WAS NOT ENOUGH

     When we wrote to you in February, the Federal Reserve raised short-term interest rates for the first time in years, hoping to control inflation. Since then, the Fed has moved four more times, until the federal funds rate (the overnight interbank lending rate) now stands at 4.75%, up from 3% at the start of the year. The Fed also increased the discount rate (at which it lends banks money) to 4% from 3% over the same period.

     Interest rates rise when the financial markets fear inflation, the bond holder's enemy. Inflation is feared because it robs purchasing power from a bond's fixed-interest rate.

     Municipal bond interest rates increased by nearly a percentage point, to 6.46% on August 25 from 5.52% on December 29, 1993, as measured by the Bond Buyer's Revenue Bond Index, a widely used yardstick of interest rates in the tax-free market.

GEORGIA: STRONG FINANCIAL POSITION

     As a state government, Georgia has one of the strongest financial positions in the country. Because of its solid economic growth, the state cut both taxes and spending, and is still expected to end the fiscal year with a surplus. In addition, the state has a reserve of $220 million and growing, should it face any unforeseen financial difficulty. Georgia's latest budget includes welfare reform with a work requirement, business and low-income tax cuts, an increase in personal income tax exemptions and sales tax exemptions. If revenues continue to come in ahead of budget, other tax cuts may be considered.

     Georgia's debt position is excellent. Virtually all debt is either general obligation or state-guaranteed. It is among the states with the highest credit ratings.

     Because of the state's fiscal strength, the Series has concentrated its investments in local and school district bonds.

A TAX REMINDER

     As a result of the federal Revenue Reconciliation Act of 1993, which affects bonds purchased after April 30, 1993, it is possible that this year you may have some taxable income from your tax-free municipal bond fund. The law stipulates that the portion of any gain realized on the sale or retirement of a tax-free bond purchased at a market discount to its face value must be taxed as ordinary income.

     As a result of this change in federal tax law, some discount bonds have been selling at levels so cheap they will produce a higher after-tax return than other bonds not subject to the provisions of the new law. We have occasionally taken advantage of this market imbalance because we have determined that at very low prices these bonds can still provide you with a higher after-tax return on your investment.

THE OUTLOOK

     We expect volatility in the municipal bond market until the economy reaches a level of growth that is sustainable without causing inflation. If the economy continues to surge, the ever vigilant Fed will move again, boosting short-term rates. If the economy slows substantially, long-term rates should stabilize. Although rates may keep rising, we believe that most of the increase is now behind us.

     In the months ahead, we expect supply -- or the lack of it -- to become more important in the tax-free municipal bond market. Through the first eight months of the year, new issue volume is off 42%, according to Securities Data Co., which tracks this statistic. The pace is accelerating. In August, new issue volume fell 56%.

     As always, it is a pleasure to have you as a shareholder in the Prudential Municipal Series Fund -- Georgia Series, and to take this opportunity to report our activities to you.

Sincerely,



/s/Lawrence C. McQuade

Lawrence C. McQuade
President




/s/Marie Conti

Marie Conti
Portfolio Manager

PRUDENTIAL MUNICIPAL SERIES FUND                    Portfolio of Investments
GEORGIA SERIES                                               August 31, 1994

  Moody's     Principal
   Rating      Amount                                   Value
(Unaudited)     (000)          Description (a)         (Note 1)
                           LONG-TERM INVESTMENTS--97.2%
                           Atlanta Urban Res. Fin.
                             Auth.,
                             Dorm. Fac. Rev.,
                             Atlanta Gen. Oblig.,
Aa             $    585(D) 7.10%, 12/1/10..........  $   653,240
                           Clark Atlanta Univ.
                             Proj.,
NR                  935(D) 9.25%, 6/1/10...........    1,142,926
                           Atlanta Wtr. & Swr.
                             Rev.,
Aa                  500    4.75%, 1/1/23...........      398,710
                           Bartow Cnty. Sch. Dist.,
                             Gen. Oblig.,
Aaa                 500    5.70%, 5/1/14,
                             M.B.I.A...............      478,870
                           Clarke Cnty. Sch. Dist.,
Aaa                 425    5.50%, 7/1/08,
                             F.G.I.C...............      415,310
                           Clayton Cnty. Solid
                             Waste Mgmt. Auth.
                             Rev.,
Aa                  500    6.50%, 2/1/12, Ser. A...      512,685
                           Clayton Cnty. Wtr.
                             Auth.,
                             Wtr. & Sewage Rev.,
Aaa                 500(D) 6.65%, 5/1/12...........      552,730
                           Cobb Cnty. Kennestone
                             Hosp.,
                             Auth. Rev.,
                           5.00%, 4/1/24, Ser. A,
Aaa                 750    M.B.I.A.................      618,173
                           Columbus Hosp. Auth.
                             Rev.,
                             Antic. Cert., St.
                             Francis Hosp.,
Aaa                 500    8.25%, 1/1/07, B.I.G....      548,650
                           DeKalb Cnty. Wtr. & Swr.
                             Rev.,
Aa                  750    5.25%, 10/1/23..........      649,995
                           DeKalb Private Hosp.
                             Auth. Rev.,
                             Wesley Svcs. Inc.
                             Proj.,
Aa3                 500    8.25%, 9/1/15...........      526,385
                           Douglasville-Douglas
                             Cnty.,
                             Wtr. & Swr. Auth.
                             Rev.,
Aaa                 750    5.625%, 6/1/15,
                             A.M.B.A.C.............      709,980
                           Downtown Savannah Auth.
                             Rev., Chatham Co.
                             Proj.,
Aa                  250    5.00%, 1/1/11...........      221,790
                           Floyd Cnty. Wtr. & Swr.
                             Rev.,
Aaa                 250    5.10%, 11/1/13,
                             F.G.I.C...............      220,148
                           Forsyth Cnty. Sch. Dist.
                             Dev. Rev.,
A1             $    500    6.75%, 7/1/16, Ser. A...  $   542,050
                           Fulco Hosp. Auth. Rev.,
                             Antic. Cert., Baptist
                             Hlth.,
A                   750    6.375%, 9/1/22, Ser.
                             B.....................      690,203
                           Shepherd Spinal Ctr.
                             Proj.,
Aa3                 750    7.75%, 10/1/08, Ser.
                             A.....................      801,487
                           Fulton Cnty. Bldg. Auth.
                             Rev.,
                             Human Res. & Gov't.
                             Facs. Proj.,
Aa                  250    7.00%, 1/1/10...........      268,887
                           Judicial Ctr. Proj.,
Aa                1,325    Zero Coupon, 1/1/11.....      486,434
                           Fulton Cnty. Sch. Dist.
                             Rev.,
                             Lindbrook Square
                             Fndtn.,
Aa                  750@   6.375%, 5/1/17..........      793,162
                           Georgia Mun. Elec. Auth.
                             Pwr.
                             Rev. Ref.,
A1                  250    5.30%, 1/1/07, Ser. Z...      240,563
A1                  250    6.00%, 1/1/14, Ser. A...      243,562
A1                  475    6.25%, 1/1/17, Ser. B...      477,223
                           Georgia Mun. Gas Auth.
                             Rev.,
                             Southern Storage Gas
                             Proj.,
A-*                 600    6.40%, 7/1/14...........      601,164
                           Green Cnty. Dev. Auth.,
                             Ind. Park Rev.,
NR                  680    6.875%, 2/1/04..........      746,905
                           Henry Cnty. Sch. Dist.
                             Dev. Rev.,
A                   750    6.45%, 8/1/11, Ser. A...      779,827
                           Houston Cnty. Georgia
                             Sch. Dist.,
                             Intergovernmental
                             Contract Trust,
Aaa                 250    6.00%, 3/1/14,
                             M.B.I.A...............      248,860
                           Marietta Dev. Auth.
                             Rev.,
                             Life Coll. Inc. Proj.,
Aaa                 500    7.20%, 12/1/09,
                             C.G.I.C...............      543,375
                           Monroe Cnty. Dev. Auth.,
                             Poll. Ctrl. Rev., Gulf
                             Pwr. Co. Proj.,
A2                  500    10.50%, 12/1/14.........      518,600
                           Peach Cnty. Sch. Dist.,
Aaa                 500    6.40%, 2/1/19,
                             M.B.I.A...............      513,330

                                      -5-     See Notes to Financial Statements.

PRUDENTIAL MUNICIPAL SERIES FUND
GEORGIA SERIES

  Moody's     Principal
   Rating      Amount                                   Value
(Unaudited)     (000)          Description (a)         (Note 1)
                           Puerto Rico Comnwlth.,
                             Gen. Oblig.,
Aaa            $    750    5.40%, 7/1/07,
                             M.B.I.A...............  $   746,497
Aaa                 750    5.50%, 7/1/13,
                             M.B.I.A...............      714,458
Aaa                 450(D)(D) 8.393%, 7/1/20,
                             F.S.A.................      421,875
                           Puerto Rico Hsg. Fin.
                             Corp.,
                             Sngl. Fam. Mtge. Rev.,
                           7.65%, 10/15/22, Ser.
                             1-B,
Aaa                 555    G.N.M.A.................      574,836
                           Savannah Hosp. Auth.
                             Rev.,
                             Candler Hosp.,
Baa                 500    7.00%, 1/1/23...........      489,680
                           Toombs Cnty. Hosp.,
                             Dr. John Meadows Mem.
                             Hosp.,
BBB*                500    7.00%, 12/1/17..........      492,870
                           Virgin Islands Pub. Fin.
                             Auth. Rev., Hwy.
                             Trans. Trust Fund,
NR                  200    7.25%, 10/1/18, Ser.
                             A.....................      206,324
                           Virgin Islands Wtr. &
                             Pwr. Auth., Wtr. Sys.
                             Rev.,
NR                  300    8.50%, 1/1/10, Ser. A...      329,568
                                                     -----------
                           Total long-term
                             investments
                             (cost $19,490,632)....   20,121,332
                                                     -----------
                           SHORT-TERM INVESTMENT--1.4%
                           Georgia Hosp. Equip.
                             Fin. Auth., Pooled
                             Hosp. Loan, Ser. 85,
                           3.25%, 9/1/94, F.R.D.D.
Aaa                 300      (cost $300,000).......      300,000
                                                     -----------
                           Total Investments--98.6%
                           (cost $19,790,632; Note
                             4)....................   20,421,332
                           Other assets in excess
                             of
                             liabilities--1.4%.....      282,079
                                                     -----------
                           Net Assets--100%........  $20,703,411
                                                     -----------
                                                     -----------

(a) The following abbreviations are used in portfolio descriptions:
    A.M.B.A.C.--American Municipal Bond Assurance Corporation.
    B.I.G.--Bond Investors Guaranty Insurance Company.
    C.G.I.C.--Capital Guaranty Insurance Company.
    F.G.I.C.--Financial Guaranty Insurance Company.
    F.R.D.D.--Floating Rate (Daily) Demand Note #.
    F.S.A.--Financial Security Assurance.
    G.N.M.A.--Government National Mortgage Association.
    M.B.I.A.--Municipal Bond Insurance Association.

          # For purposes of amortized cost valuation, the maturity date of these securities is considered to be the later of the next date on which the security can be redeemed at par or the next date on which the rate of interest is adjusted.
          * Standard & Poor's rating.
          @ Pledged as initial margin on futures contracts.
        (D) Prerefunded issues are secured by escrowed cash
            and/or direct U.S. guaranteed obligations.
     (D)(D) Inverse floating rate bond. The coupon is inversely indexed to a floating interest rate.
            The rate shown is the rate at period end.

NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.



                                      -6-     See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Statement of Assets and Liabilities

Assets                                                                                        August 31, 1994
                                                                                              ---------------
Investments, at value (cost $19,790,632)...................................................     $20,421,332
Cash.......................................................................................          44,045
Interest receivable........................................................................         336,478
Receivable for Series shares sold..........................................................          23,025
Other assets...............................................................................             780
                                                                                              ---------------
    Total assets...........................................................................      20,825,660
                                                                                              ---------------
Liabilities
Accrued expenses...........................................................................          55,610
Payable for Series shares reacquired.......................................................          29,965
Dividends payable..........................................................................          14,171
Management fee payable.....................................................................           8,830
Distribution fee payable...................................................................           8,444
Due to broker-variation margin.............................................................           4,219
Deferred trustees' fees....................................................................           1,010
                                                                                              ---------------
    Total liabilities......................................................................         122,249
                                                                                              ---------------
Net Assets.................................................................................     $20,703,411
                                                                                              ---------------
                                                                                              ---------------
Net assets were comprised of:
  Shares of beneficial interest, at par....................................................     $    18,498
  Paid-in capital in excess of par.........................................................      20,109,747
                                                                                              ---------------
                                                                                                 20,128,245
  Accumulated net realized loss on investments.............................................         (72,690)
  Net unrealized appreciation on investments...............................................         647,856
                                                                                              ---------------
  Net assets, August 31, 1994..............................................................     $20,703,411
                                                                                              ---------------
                                                                                              ---------------
Class A:
  Net asset value and redemption price per share
    ($1,181,577 / 105,555 shares of beneficial interest issued and outstanding)............          $11.19
  Maximum sales charge (3.0% of offering price)............................................             .35
                                                                                              ---------------
  Maximum offering price to public.........................................................          $11.54
                                                                                              ---------------
                                                                                              ---------------
Class B:
  Net asset value, offering price and redemption price per share
    ($19,521,634 / 1,744,219 shares of beneficial interest issued and outstanding).........          $11.19
                                                                                              ---------------
                                                                                              ---------------
Class C:
  Net asset value, offering price and redemption price per share
    ($199.58 / 17.83 shares of beneficial interest issued and outstanding).................          $11.19
                                                                                              ---------------
                                                                                              ---------------

See Notes to Financial Statements.
                                      -7-

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Statement of Operations

                                          Year Ended
                                          August 31,
Net Investment Income                        1994
                                         ------------
Income
  Interest...........................    $  1,345,847
                                         ------------
Expenses
  Management fee.....................         108,130
  Distribution fee--Class A..........           1,134
  Distribution fee--Class B..........         102,458
  Custodian's fees and expenses......          58,000
  Registration fees..................          28,000
  Reports to shareholders............          19,500
  Transfer agent's fees and
  expenses...........................          16,000
  Legal fees.........................          15,000
  Audit fee..........................          10,500
  Trustees' fees.....................           3,375
  Miscellaneous......................           1,048
                                         ------------
    Total expenses...................         363,145
                                         ------------
Net investment income................         982,702
                                         ------------
Realized and Unrealized Gain (Loss)
on Investments
Net realized gain (loss) on:
  Investment transactions............         (98,821)
  Financial futures transactions.....          95,281
                                         ------------
                                               (3,540)
                                         ------------
Net change in unrealized
  appreciation/
  depreciation on:
  Investments........................      (1,436,560)
  Financial futures contracts........          28,718
                                         ------------
                                           (1,407,842)
                                         ------------
Net loss on investments..............      (1,411,382)
                                         ------------
Net Decrease in Net Assets
Resulting from Operations............    $   (428,680)
                                         ------------
                                         ------------

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Statement of Changes in Net Assets

                               Year Ended August 31,
Increase (Decrease)         ---------------------------
in Net Assets                   1994           1993
                            ------------    -----------
Operations
  Net investment income...  $    982,702    $   926,363
  Net realized gain (loss)
    on investment
    transactions..........        (3,540)       312,202
  Net change in unrealized
 appreciation/depreciation
    of investments........    (1,407,842)     1,071,362
                            ------------    -----------
  Net increase (decrease)
    in net assets
    resulting from
    operations............      (428,680)     2,309,927
                            ------------    -----------
Dividends and
  distributions (Note 1)
  Dividends from net
    investment income
    Class A...............       (55,820)       (24,841)
    Class B...............      (926,882)      (901,522)
                            ------------    -----------
                                (982,702)      (926,363)
                            ------------    -----------
  Distributions from net
    realized gains
    Class A...............       (15,680)        (8,466)
    Class B...............      (302,050)      (631,421)
                            ------------    -----------
                                (317,730)      (639,887)
                            ------------    -----------
Series share transactions
  (Note 6)
  Net proceeds from shares
    sold..................     3,261,528      4,700,499
  Net asset value of
    shares issued in
    reinvestment of
    dividends and
    distributions.........       863,092      1,006,072
  Cost of shares
    reacquired............    (3,609,847)    (2,411,522)
                            ------------    -----------
  Net increase in net
    assets from Series
    share transactions....       514,773      3,295,049
                            ------------    -----------
Total increase
  (decrease)..............    (1,214,339)     4,038,726
Net Assets
Beginning of year.........    21,917,750     17,879,024
                            ------------    -----------
End of year...............  $ 20,703,411    $21,917,750
                            ------------    -----------
                            ------------    -----------

See Notes to Financial Statements.        See Notes to Financial Statements.

PRUDENTIAL MUNICIPAL SERIES FUND
GEORGIA SERIES

NOTES TO FINANCIAL STATEMENTS

   Prudential Municipal Series Fund (the "Fund") is registered under the Investment Company Act of 1940, as an open-end investment company. The Fund was organized as a Massachusetts business trust on May 18, 1984 and consists of seventeen series. The monies of each series are invested in separate, independently managed portfolios. The Georgia Series (the "Series") commenced investment operations in September, 1984. The Series is diversified and seeks to achieve its investment objective of obtaining the maximum amount of income exempt from federal and applicable state income taxes with the minimum of risk by investing in "investment grade" tax-exempt securities whose ratings are within the four highest ratings categories by a nationally recognized statistical rating organization or, if not rated, are of comparable quality. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by economic developments in a specific state, industry or region.

NOTE 1. ACCOUNTING POLICIES


     The following is a summary of significant accounting policies followed by the Fund, and the Series, in the preparation of its financial statements.

SECURITIES VALUATIONS: The Series values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Trustees.

     Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.

     All securities are valued as of 4:15 P.M., New York time.

FINANCIAL FUTURES CONTRACTS: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of debt securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Series is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Series each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. The Series invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities or securities the Series intends to purchase against fluctuations in value caused by changes in prevailing market interest rates. Should interest rates move unexpectedly, the Series may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.

SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on the trade date. Realized gains and losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. The Series amortizes premiums and original issue discount paid on purchases of portfolio securities as adjustments to interest income.

     Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

FEDERAL INCOME TAXES: For federal income tax purposes, each series in the Fund is treated as a separate taxpaying entity. It is the intent of the Series to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to shareholders. For this reason and because substantially all of the Series' gross income consists of tax-exempt interest, no federal income tax provision is required.

DIVIDENDS AND DISTRIBUTIONS: The Series declares daily dividends from net investment income. Payment of dividends is made monthly. Distributions of net capital gains, if any, are made annually.

     Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

NOTE 2. AGREEMENTS

     The Fund has a management agreement with Prudential Mutual Fund Management, Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

     The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the average daily net assets of the Series.

     The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans"), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.

     On July 19, 1994, shareholders of the Fund approved amendments to the Class A and Class B distribution plans under which the distribution plans became compensation plans, effective August 1, 1994. Prior thereto, the distribution plans were reimbursement plans, under which PMFD and PSI were reimbursed for expenses actually incurred by them up to the amount permitted under the Class A and Class B Plans, respectively. The Fund is not obligated to pay any prior or future excess distribution costs (costs incurred by the Distributors in excess of distribution fees paid by the Fund or contingent deferred sales charges received by the Distributors). The rate of the distribution fees charged to Class A and Class B shares of the Fund did not change under the amended plans of distribution. The Fund began offering Class C shares on August 1, 1994.

     Pursuant to the Class A, B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the fiscal year ended August 31, 1994.

     PMFD has advised the Series that it has received approximately $13,200 in front-end sales charges resulting from sales of Class A shares during the fiscal year ended August 31, 1994. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

     PSI has advised the Series that for the fiscal year ended August 31, 1994, it received approximately $29,000 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.

     PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

NOTE 3. OTHER TRANSACTIONS WITH AFFILIATES


     Prudential Mutual Fund Services, Inc. ("PMFS"), a wholly-owned subsidiary of PMF, serves as the Fund's transfer agent. During the year ended August 31, 1994, the Series incurred fees of approximately $14,000 for the services of PMFS. As of August 31, 1994, approximately $1,000 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.


NOTE 4. PORTFOLIO SECURITIES

     Purchases and sales of portfolio securities of the Series, excluding short-term investments, for the year ended August 31, 1994 were $5,648,000 and $5,611,424, respectively.

     The cost basis of investments for federal income tax purposes at August 31, 1994 was substantially the same as the basis for financial reporting purposes and, accordingly, net unrealized appreciation of investments for federal income tax purposes is $630,700 (gross unrealized appreciation--$978,710, gross unrealized depreciation--$348,010).

     At August 31, 1994, the Series sold 15 financial futures contracts on the Municipal Bond Index expiring in September 1994. The value at disposition of such contracts was $1,389,656. The value of such contracts on August 31, 1994 was $1,372,500, thereby resulting in an unrealized gain of $17,156.

     The Fund will elect to treat net capital losses of approximately $45,000 incurred in the ten month period ended August 31, 1994 as having been incurred in the following fiscal year.

NOTE 5. EXPENSE SUBSIDY

     PMF has agreed to subsidize expenses so that total Series operating expenses do not exceed 1.40%, 1.80% and 2.05% of the average net assets of the Class A shares, Class B shares and Class C shares, respectively. No subsidy was required for the year ended August 31, 1994.

NOTE 6. CAPITAL

     The Series currently offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase commencing in or about February, 1995.

   The Fund has authorized an unlimited number of shares of beneficial interest of each class at $.01 par value per share.

   Transactions in shares of beneficial interest for the fiscal years ended August 31, 1994 and 1993 were as follows:

Class A                              Shares       Amount
---------------------------------   --------    -----------
Year ended August 31, 1994:
Shares sold......................     40,971    $   479,185
Shares issued in reinvestment of
  dividends and distributions....      3,476         40,440
Shares reacquired................    (30,202)      (352,696)
                                    --------    -----------
Net increase in shares
  outstanding....................     14,245    $   166,929
                                    --------    -----------
                                    --------    -----------
Year ended August 31, 1993:
Shares sold......................     76,007    $   894,503
Shares issued in reinvestment of
  dividends and distributions....      1,747         20,330
Shares reacquired................     (1,557)       (18,441)
                                    --------    -----------
Net increase in shares
  outstanding....................     76,197    $   896,392
                                    --------    -----------
                                    --------    -----------

Class B
---------------------------------
Year ended August 31, 1994:
Shares sold......................    237,894    $ 2,782,143
Shares issued in reinvestment of
  dividends and distributions....     70,614        822,652
Shares reacquired................   (281,823)    (3,257,151)
                                    --------    -----------
Net increase in shares
  outstanding....................     26,685    $   347,644
                                    --------    -----------
                                    --------    -----------
Year ended August 31, 1993:
Shares sold......................    323,985    $ 3,805,996
Shares issued in reinvestment of
  dividends and distributions....     85,416        985,742
Shares reacquired................   (206,341)    (2,393,081)
                                    --------    -----------
Net increase in shares
  outstanding....................    203,060    $ 2,398,657
                                    --------    -----------
                                    --------    -----------

Class C
---------------------------------
August 1, 1994* through
  August 31, 1994:
Shares sold......................         18    $       200
                                    --------    -----------
                                    --------    -----------

---------------
* Commencement of offering of Class C shares.

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Financial Highlights

                                                         Class A
                                  -----------------------------------------------------                    Class B
                                                                            January 22,   ------------------------------------------
                                                                            1990(D)(D)
                                           Year Ended August 31,              Through               Year Ended August 31,
                                  ---------------------------------------   August 31,    ------------------------------------------
                                      1994        1993     1992     1991       1990           1994        1993      1992      1991
                                  ------------   ------   ------   ------   -----------   ------------   -------   -------   -------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of
  period........................     $12.12      $11.69   $11.39   $11.05     $ 11.26       $  12.12     $ 11.69   $ 11.39   $ 11.05
                                     ------      ------   ------   ------   -----------   ------------   -------   -------   -------
Income from investment
  operations
Net investment income...........        .57         .62      .65(D)   .64         .41            .52         .57       .61(D)    .60
Net realized and unrealized gain
  (loss) on investment
  transactions..................       (.76)        .85      .54      .43        (.21)          (.76)        .85       .54       .43
                                     ------      ------   ------   ------   -----------   ------------   -------   -------   -------
  Total from investment
    operations..................       (.19)       1.47     1.19     1.07         .20           (.24)       1.42      1.15      1.03
                                     ------      ------   ------   ------   -----------   ------------   -------   -------   -------
Less distributions
Dividends from net investment
  income........................       (.57)       (.62)    (.65)    (.64)       (.41)          (.52)       (.57)     (.61)    (.60)
Distributions from net realized
  gains.........................       (.17)       (.42)    (.24)    (.09)         --           (.17)       (.42)     (.24)    (.09)
                                     ------      ------   ------   ------   -----------   ------------   -------   -------   -------
  Total distributions...........       (.74)      (1.04)    (.89)    (.73)       (.41)          (.69)       (.99)     (.85)    (.69)
                                     ------      ------   ------   ------   -----------   ------------   -------   -------   -------
Net asset value, end of
  period........................     $11.19      $12.12   $11.69   $11.39     $ 11.05       $  11.19     $ 12.12   $ 11.69   $ 11.39
                                     ------      ------   ------   ------   -----------   ------------   -------   -------   -------
                                     ------      ------   ------   ------   -----------   ------------   -------   -------   -------
TOTAL RETURN#:..................      (1.58)%     13.28%   10.84%   10.03%       1.71%         (1.98)%     12.83%    10.40%    9.57%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (000).........................     $1,182      $1,107   $  177   $  102     $    83       $ 19,522     $20,811   $17,702   $17,722
Average net assets (000)........     $1,134      $  475   $  155   $   98     $    21       $ 20,492     $18,437   $17,436   $19,008
Ratios to average net assets:##
  Expenses, including
    distribution fees...........       1.30%       1.27%    1.24%(D) 1.70%       1.46%*         1.70%       1.67%     1.64%(D) 2.08%
  Expenses, excluding
    distribution fees...........       1.20%       1.17%    1.14%(D) 1.60%       1.36%*         1.20%       1.17%     1.14%(D) 1.58%
  Net investment income.........       4.92%       5.29%    5.68%(D) 5.67%       5.92%*         4.52%       4.89%     5.28%(D) 5.36%
Portfolio turnover..............         27%         41%      58%      33%         49%            27%         41%       58%      33%

                                              Class C
                                            -----------
                                             August 1,
                                            1994(D)(D)(D)
                                              Through
                                            August 31,
                                   1990        1994
                                  -------   -----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of
  period........................  $ 11.23     $ 11.23
                                  -------   -----------
Income from investment
  operations
Net investment income...........      .65         .04
Net realized and unrealized gain
  (loss) on investment
  transactions..................     (.18)       (.04)
                                  -------   -----------
  Total from investment
    operations..................      .47          --
                                  -------   -----------
Less distributions
Dividends from net investment
  income........................     (.65)       (.04)
Distributions from net realized
  gains.........................       --          --
                                  -------   -----------
  Total distributions...........     (.65)       (.04)
                                  -------   -----------
Net asset value, end of
  period........................  $ 11.05     $ 11.19
                                  -------   -----------
                                  -------   -----------
TOTAL RETURN#:..................     4.18%      (0.06)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (000).........................  $20,310     $   200@
Average net assets (000)........  $22,614     $   199@
Ratios to average net assets:##
  Expenses, including
    distribution fees...........     1.67%       2.05%*
  Expenses, excluding
    distribution fees...........     1.22%       1.30%*
  Net investment income.........     5.85%       4.68%*
Portfolio turnover..............       49%         27%



---------------
    * Annualized.
  (D) Net of expense subsidy.
(D)(D) Commencement of offering of Class A shares.
(D)(D)(D) Commencement of offering of Class C shares.
    # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.
   ## Because of the events referred to in (D)(D)(D) and the timing of such, the ratios for the Class C shares are not necessarily comparable to that of Class A and B shares and are not necessarily indicative of future ratios.
    @ Figures are actual and are not rounded to the nearest thousand.


See Notes to Financial Statements.

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Trustees
Prudential Municipal Series Fund, Georgia Series

   We have audited the accompanying statement of assets and liabilities of Prudential Municipal Series Fund, Georgia Series, including the portfolio of investments, as of August 31, 1994, the related statements of operations for the year then ended and of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of August 31, 1994 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Prudential Municipal Series Fund, Georgia Series, as of August 31, 1994, the results of its operations, the changes in its net assets, and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
New York, New York
October 17, 1994


                         FEDERAL INCOME TAX INFORMATION

   We are required by the Internal Revenue Code to advise you within 60 days of the Series' fiscal year end (August 31, 1994) as to the federal tax status of dividends and distributions paid by the Series during such fiscal year. Accordingly, we are advising you that in the fiscal year ended August 31, 1994, dividends paid from net investment income of $.57 per Class A share, $.52 per Class B share and $.04 per Class C shares were all federally tax-exempt interest dividends. In addition, the Series paid to both Class A and B shares a long-term capital gain distribution of $.091 per share which is taxable as such and a short-term capital gain distribution of $.083 per share which is taxable as ordinary income.

   In January 1995, you will be advised on IRS Form 1099 DIV or substitute 1099 DIV as to the federal tax status of the distributions received by you in calendar year 1994.

[Graph]



     These graphs are furnished to you in accordance with SEC regulations. They compare a $10,000 investment in Prudential
Municipal Series Fund: Georgia Series (Class A, Class B, and Class C) with a similar investment in the Lehman Brothers Municipal Bond Index (the
Index) by portraying the initial account values at the commencement of operations of each class and subsequent account values at the end of each fiscal year (August 31) beginning in 1990 for Class A, in 1984 for Class B shares and 1994 for Class C shares. For purposes of the graphs and, unless otherwise indicated, the accompanying tables, it has been assumed that (a) the maximum sales charge was deducted from the initial $10,000 investment in Class A shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B shares and Class C shares assuming full redemption on August 31, 1994; (c) all recurring fees (including management fees) were deducted; and (d) all dividends and distributions were reinvested. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. The conversion feature is expected to be implemented on or about February 1995 and is not reflected in the graph. The graph and accompanying tables reflect the past subsidy and/or waiver of expenses and/or management fees. Without fee waivers and expense subsidies, the value of a $10,000 investment in the Series and the Series' average annual total return, as shown above, would have been lower.

     The Index is a weighted index comprised of 21,000 municipal bonds (general obligation bonds, revenue bonds, insured bonds and prerefunded bonds) selected by Lehman Brothers as representative of the long-term investment grade municipal bond market. The Index is an unmanaged index and includes the reinvestment of all income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Series. The securities which comprise the Index may differ substantially from the securities in the Series' portfolio because the Index, among other things, is not state specific. The Lehman Brothers Municipal Bond Index is not the only index which may be used to characterize performance of long-term, investment-grade tax-exempt bond funds and other indexes may portray different comparative performance.

THE PRUDENTIAL MUTUAL FUND FAMILY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prudential Mutual Fund Management offers a broad range of mutual funds designed to meet your individual needs. We welcome you to review the investment options available through our family of funds. For more information on the Prudential Mutual Funds, including charges and expenses, contact your Prudential Securities financial adviser or Prusec registered representative or telephone the Funds at
(800) 225-1852 for a free prospectus. Read the prospectus carefully before you invest or send money.


TAXABLE BOND FUNDS

Prudential Adjustable Rate Securities Fund, Inc.
Prudential GNMA Fund, Inc.
Prudential Government Income Fund, Inc.
     (formerly known as Prudential
     Government Plus Fund)
Prudential Government Securities Trust
     Intermediate Term Series
Prudential High Yield Fund, Inc.
Prudential Structured Maturity Fund, Inc.
     Income Portfolio
Prudential U.S. Government Fund
The BlackRock Government Income Trust

TAX-EXEMPT BOND FUNDS
Prudential California Municipal Fund
     California Series
     California Income Series
Prudential Municipal Bond Fund
     High Yield Series
     Insured Series
     Modified Term Series
Prudential Municipal Series Fund
     Arizona Series
     Florida Series
     Georgia Series
     Maryland Series
     Massachusetts Series
     Michigan Series
     Minnesota Series
     New Jersey Series
     New York Series
     North Carolina Series
     Ohio Series
     Pennsylvania Series
Prudential National Municipals Fund, Inc.

GLOBAL FUNDS
Prudential Europe Growth Fund, Inc.
Prudential Global Fund, Inc.
Prudential Global Genesis Fund, Inc.
Prudential Global Natural Resources Fund, Inc.
Prudential Intermediate Global Income Fund, Inc.
Prudential Pacific Growth Fund, Inc.
Prudential Short-Term Global Income Fund, Inc.
     Global Assets Portfolio
     Short-Term Global Income Portfolio
Global Utility Fund, Inc.

EQUITY FUNDS
Prudential Equity Fund, Inc.
Prudential Equity Income Fund
Prudential Allocation Fund
     (formerly known as Prudential FlexiFund)
     Conservatively Managed Portfolio
     Strategy Portfolio
Prudential Strategist Fund, Inc.
     (formerly known as Prudential Growth Fund)
Prudential Growth Opportunity Fund, Inc.
Prudential IncomeVertible-REGISTERED TRADEMARK- Fund, Inc.
Prudential Multi-Sector Fund, Inc.
Prudential Utility Fund, Inc.
Nicholas-Applegate Fund, Inc.
     Nicholas-Applegate Growth Equity Fund

MONEY MARKET FUNDS
- TAXABLE MONEY MARKET FUNDS
Prudential Government Securities Trust
     Money Market Series
     U.S. Treasury Money Market Series
Prudential Special Money Market Fund
     Money Market Series
Prudential MoneyMart Assets
- TAX-FREE MONEY MARKET FUNDS
Prudential Tax-Free Money Fund
Prudential California Municipal Fund
     California Money Market Series
Prudential Municipal Series Fund
     Connecticut Money Market Series
     Massachusetts Money Market Series
     New Jersey Money Market Series
     New York Money Market Series
- COMMAND FUNDS
Command Money Fund
Command Government Fund
Command Tax-Free Fund
-INSTITUTIONAL MONEY MARKET FUNDS
Prudential Institutional Liquidity Portfolio, Inc.
     Institutional Money Market Series

TRUSTEES
Edward D. Beach
Eugene C. Dorsey
Delayne Dedrick Gold
Harry A. Jacobs, Jr.
Lawrence C. McQuade
Thomas T. Mooney
Thomas H. O'Brien
Richard A. Redeker
Nancy H. Teeters

OFFICERS
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary
Ronald Amblard, Assistant Secretary
Deborah A. Docs, Assistant Secretary

MANAGER
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

INVESTMENT ADVISER
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

DISTRIBUTORS
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

CUSTODIAN
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

TRANSFER AGENT
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
1633 Broadway
New York, NY 10019

LEGAL COUNSEL
Gardner, Carton & Douglas
Quaker Tower
321 North Clark Street
Chicago, IL 60610-4795

PRUDENTIAL MUTUAL FUNDS
ONE SEAPORT PLAZA
NEW YORK, NY 10292
TOLL FREE (800) 225-1852, COLLECT (908) 417-7555

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.




PRUDENTIAL MUNICIPAL SERIES FUND




GEORGIA SERIES




Prudential Mutual Funds Building Your Future On Our Strength

                                   LETTER TO
                                   SHAREHOLDERS
                                   --------------------------------------------
                                                                October 18, 1994







Dear Shareholder:

     It has been a most difficult year in the U.S. financial markets. When we last wrote in February interest rates were starting to rise, ending a three-year long bull market in bonds. What started as a trickle has become a torrent. Interest rates have continued to increase this year, sending bond prices down sharply. Of course, as interest rates rise, bond prices decline. In this environment of falling prices and unusual volatility, your Prudential Municipal Series Fund -- Minnesota Series sought to minimize risk while maximizing your tax-free income.

     The Series seeks maximum income exempt from Minnesota and federal income taxes* consistent with preservation of capital. The Series is comprised of investment grade municipal obligations with an average Aa/AA credit quality as determined by Moody's Investors Service or Standard & Poor's Ratings Group. The Series performed roughly in line with the Lipper Minnesota Municipal Debt Average, but because long-term interest rates rose, total returns were disappointing. As a result, the Series has become more cautious and shortened its average maturity.


                              SERIES PERFORMANCE
                              As of August 31, 1994


                       30-day                Taxable Equivalent Yields
               NAV    SEC Yield           @28%        @31%       @39.6%


Class A       $11.56     4.1%             6.2%        6.5%        7.4%
Class B       $11.56     3.8%             5.8%        6.1%        6.9%
Class C       $11.56     N/A              N/A         N/A         N/A




     Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Past performance is no guarantee of future results.

     *Interest on municipal obligations may be subject to the federal alternative minimum tax. See your Series' prospectus for more details.

     N/A = Yield information with respect to Class C is not available as operations commenced in August 1994.


                                   TOTAL RETURNS

                     HISTORICAL (AS OF 8/31/94)(1)    AVERAGE ANNUAL (AS OF 9/30/94)(2)

                     1-Yr.  5-Yr.  Since Incep.**     1-Yr.  5-Yr.  Since Incep.**

Class A              -0.9%  N/A        +34.8%         -5.8%  N/A        +5.6%
Class B              -1.3%  +35.5%    +114.7%         -8.2%  +5.9%      +7.8%
Class C               N/A   N/A         -0.4%          N/A   N/A        -2.3%
Lipper MN
Muni Debt Avg.***    -0.4%  +42.2%    +134.8%          N/A   N/A         N/A


     (1) Source: Lipper Analytical Services, Inc. These figures do not take into account sales charges.

     (2) Source: Prudential Mutual Fund Management, Inc. These averages take into account applicable sales charges. The Series charges a maximum initial sales charge of 3% for Class A shares. Class B shares are subject to a declining contingent deferred sales charge of 5%, 4%, 3%, 2%, 1% and 1%, respectively, for the first six years. Class B shares will automatically convert to Class A shares approximately seven years after purchase. This conversion feature is expected to be implemented in February 1995. Class C shares are subject to a contingent deferred sales charge of 1% during the first year.

     **Inception on January 22, 1990 for Class A, and October 4, 1984 for Class B and August 1, 1994 for Class C.

     ***These are the average returns of 29 Minnesota municipal debt funds for one-year, five-year, and since inception of Class B shares, as determined by Lipper Analytical Services, Inc.

     Note: Without expense subsidies and management fee waivers, the Series' historical and average annual total returns would have been lower. The Series' Class B average annual total return since inception would have been 7.6%

ONCE WAS NOT ENOUGH

     When we wrote to you in February, the Federal Reserve raised short-term interest rates for the first time in years, hoping to control inflation. Since then, the Fed has moved four more times, until the federal funds rate (the overnight interbank lending rate) now stands at 4.75%, up from 3% at the start of the year. The Fed also increased the discount rate (at which it lends banks money) to 4% from 3% over the same period.

     Interest rates rise when the financial markets fear inflation, the bond holder's enemy. Inflation is feared because it robs purchasing power from a bond's fixed-interest rate.

     Municipal bond interest rates increased by nearly a percentage point, to 6.46% on August 25 from 5.52% on December 29, 1993, as measured by the Bond Buyer's Revenue Bond Index, a widely used yardstick of interest rates in the tax-free market.

MINNESOTA: EXCELLENT CREDIT

     Minnesota is the strongest economic performer in the north-central region of the country, because of growth in health care, medical technology and financial services. The state's 3.6% unemployment rate is among the lowest in the country.

     The state maintains an excellent credit position that continues to improve as a result of its favorable economic growth, balanced economy, strengthening financial position, and consistent application of conservative debt and fiscal policies.

     With a revenue surplus this year and after much debate, state government adopted a variety of tax cuts and spending increases. Minnesota's governor vetoed $174 million in further expenses to maintain the traditional $350 million surplus.

     One unresolved issue is how to fund MinnesotaCare, the state's universal health care plan which is scheduled for implementation in mid-1997. Although some want to raise revenue with a new top income tax rate, the governor has threatened to veto this move.

     With new issues down 51.7% to date this year in Minnesota, bonds have been scarce. We have remained fully invested, anticipating this situation will continue through the year.

A TAX REMINDER

     As a result of the Federal Revenue Reconciliation Act of 1993, which affects bonds purchased after April 30, 1993, it is possible that this year you may have some taxable income from your tax-free municipal bond fund. The law stipulates that the portion of any gain realized on the sale or retirement of a tax-free bond purchased at a market discount to its face value must be taxed as ordinary income.

     Following this change in federal tax law, some discount bonds have been selling at levels so cheap they will produce a higher after-tax return than other bonds not subject to the provisions of the new law. We have occasionally taken advantage of this market imbalance because we have determined that at very low prices these bonds can still provide you with a higher after-tax return on your investment.

THE OUTLOOK

     We expect volatility in the municipal bond market until the economy reaches a level of growth that is sustainable without causing inflation. If the economy continues to surge, the ever vigilant Fed will move again, boosting short-term rates. If the economy slows substantially, long term rates should stabilize. Although rates may keep rising, we believe that most of the increase is now behind us.

     In the months ahead, we expect supply -- or the lack of it -- to become more important in the tax-free municipal bond market. Through the first eight months of the year, new issue volume is off 42%, according to Securities

Data Co., which tracks this statistic. The pace is accelerating. In August, new issue volume fell 56%.

     As always, it is a pleasure to have you as a shareholder in the Prudential Municipal Series Fund -- Minnesota Series, and to take this opportunity to report our activities to you.


Sincerely,


/s/Lawrence C. McQuade

Lawrence C. McQuade
President



/s/Christian Smith

Christian Smith
Portfolio Manager

PRUDENTIAL MUNICIPAL SERIES FUND                       Portfolio of Investments
MINNESOTA SERIES                                                August 31, 1994

  Moody's     Principal
   Rating      Amount                                   Value
(Unaudited)     (000)           Description (a)       (Note 1)
                            LONG-TERM INVESTMENTS--97.8%
                            Braham Indpt. Sch. Dist., No. 314,
AA*            $    425     5.20%, 2/1/13..........  $   386,066
                            Breckenridge Hosp. Facs. Rev.,
                              Franciscan Sisters Healthcare,
NR                  800(D)  9.375%, 9/1/17, Ser.
                              B1...................      918,648
                            Dakota Cnty. Hsg. & Redev. Auth.,
                              Burnsville & Inner Grove,
                              Sngl. Fam. Mtge.,
Aaa                  10     9.375%, 5/1/18,
                              F.G.I.C..............       10,423
                            Metropolitan Council of Minneapolis,
                              Hubert H. Humphrey Metrodome,
A                   500     6.00%, 10/1/09.........      505,240
                            St. Paul Met. Area,
Aaa                 750     6.25%, 12/1/06, Ser.
                              A....................      784,545
Aaa                 500     6.75%, 9/1/10, Ser.
                              D....................      527,135
                            Minneapolis Cmnty. Dev.
                              Agcy.,
                              St. Paul Hsg. &
                              Redev.
                              Auth. Rev.,
Aa                   10     9.875%, 12/1/15........       10,371
                            Tax Increment Rev., M.B.I.A.,
Aaa                 750     Zero Coupon, 9/1/01....      527,543
Aaa               1,000     Zero Coupon, 3/1/06....      534,620
Aaa               1,000     Zero Coupon, 9/1/07....      487,720
                            Minneapolis Hosp. Rev.,
                              Lifespan Inc., Ser.
                              B,
Aaa                 820(D)  8.70%, 12/1/02.........      933,660
A                   800     8.125%, 8/1/17.........      877,952
                            Minneapolis-St. Paul Hsg. & Redev.
                              Auth., Hlth. Care Sys. Rev.,
                            4.75%, 11/15/18, Ser. A,
Aaa               1,500       A.M.B.A.C............    1,201,200
                            Minneapolis-St. Paul
                              Hsg. Fin. Brd. Rev.,
                              Sngl. Fam. Mtge.,
AAA*              1,000     7.30%, 8/1/31,
                              G.N.M.A..............    1,045,850
                            Minneapolis-St. Paul Met. Arpts.,
Aaa               1,000     7.80%, 1/1/14, Ser.
                              7....................    1,114,790
                            Minnesota Pub. Facs.
                              Auth., Wtr. Poll.
                              Ctrl. Rev.,
AA+*           $    500     6.90%, 3/1/03, Ser.
                              A....................  $   548,245
AA+*                650     7.00%, 3/1/09..........      695,630
                            Minnesota St. Higher
                              Ed. Facs. Auth. Rev.,
                              Macalester Coll.,
AA-*                500     6.40%, 3/1/22..........      511,330
                            St. Marys Coll.,
Baa                 625     6.10%, 10/1/16.........      617,487
                            Univ. of St. Thomas,
A1                  300     5.60%, 9/1/14..........      282,468
                            Northern Mun. Pwr.
                              Agcy., Elec. Sys.
                              Rev.,
A                   370     7.25%, 1/1/16, Ser.
                              A....................      401,221
                            5.50%, 1/1/18, Ser. B,
Aaa                 750       A.M.B.A.C............      698,715
                            Northfield Coll. Fac.
                              Rev.,
                              St. Olaf Coll.,
A                   370     6.30%, 10/1/12.........      377,999
                            Ramsey Cnty., Gen.
                              Oblig.,
Aaa                 500     7.25%, 2/1/04..........      537,825
                            Red. Wing Indpt. Sch.
                              Dist.,
                            No. 256 Sch. Bldg.,
Aa                  500     5.60%, 2/1/09..........      488,385
                            Robbinsdale Hosp. Rev.,
                              North Memorial Med.
                              Ctr.,
Aaa               1,000     5.55%, 5/15/19,
                              A.M.B.A.C............      914,720
                            Rochester Hlth. Care
                              Facs. Rev., Mayo Med.
                              Ctr.,
NR                  500(D)  8.30%, 11/15/07, Ser.
                              A....................      575,985
                            Science Museum,
                            St. Paul, Cert. of
                              Part.,
AAA*              1,280(D)  7.50%, 12/15/01........    1,369,462
                            Southern Mun. Pwr.
                              Agcy., Pwr. Supply
                              Sys. Rev., Ser. B,
Aaa                 500     5.50%, 1/1/15,
                              A.M.B.A.C............      468,580


                                      -5-     See Notes to Financial Statements.

PRUDENTIAL MUNICIPAL SERIES FUND
MINNESOTA SERIES

  Moody's     Principal
   Rating      Amount                                  Value
(Unaudited)     (000)          Description (a)        (Note 1)
                            St. Louis Park Hosp.
                              Rev., Methodist
                              Hosp., Ser. C,
Aaa            $    500     5.20%, 7/1/16,
                              A.M.B.A.C............  $   438,945
Aaa               1,400(D)/@ 7.25%, 7/1/18,
                              A.M.B.A.C............    1,577,016
                            St. Paul Hsg. & Redev.
                              Auth., Ramsey Med.
                              Ctr. Proj.,
Aaa                 500     5.55%, 5/15/23,
                              A.M.B.A.C............      451,675
                            Tax Increment Rev.,
Aaa               1,000     5.25%, 9/1/05,
                              A.M.B.A.C............      982,790
                            St. Paul Port Auth.,
                              Energy Park Tax
                              Increment Rev.,
AAA*                855(D)  8.00%, 12/1/07.........      955,745
                            Univ. of Minnesota
                              Rev.,
AAA*                150(D)  9.625%, 2/1/05.........      157,168
Aa                1,000     6.00%, 2/1/11, Ser.
                              A....................    1,004,080
                            Verndale Indpt. Sch. Dist.,
                              No. 818, Sch. Bldg.
AA*                 955     4.875%, 2/1/14.........      823,859
                            Western Mun. Pwr.
                              Agcy., Supply Rev.,
A1                  500     5.50%, 1/1/15, Ser.
                              A....................      459,270
                                                     -----------
                            Total Investments--97.8%
                            (cost $24,115,494; Note
                              4)...................   25,204,363
                            Other assets in excess
                              of liabilities--2.2%..     571,627
                                                     -----------
                            Net Assets--100%.......  $25,775,990
                                                     -----------
                                                     -----------

------------------
(a) The following abbreviations are used in portfolio descriptions:
     A.M.B.A.C.--American Municipal Bond Assurance Corporation.
     F.G.I.C.--Financial Guaranty Insurance Company.
     G.N.M.A.--Government National Mortgage Association.
     M.B.I.A.--Municipal Bond Insurance Association.
 (D) Prerefunded issues are secured by escrowed cash and/or direct U.S. guaranteed obligations.
   @ Pledged as initial margin on financial futures
     contracts.
   * Standard & Poor's rating.

NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.



                                      -6-     See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Statement of Assets and Liabilities

Assets                                                                                      August 31, 1994
                                                                                            ---------------
Investments, at value (cost $24,115,494).................................................     $25,204,363
Receivable for investments sold..........................................................         516,583
Interest receivable......................................................................         405,302
Other assets.............................................................................             865
Receivable for Series shares sold........................................................             450
                                                                                            ---------------
  Total assets...........................................................................      26,127,563
                                                                                            ---------------
Liabilities
Bank overdraft...........................................................................         207,293
Payable for Series shares reacquired.....................................................          60,521
Accrued expenses.........................................................................          38,534
Dividends payable........................................................................          18,294
Management fee payable...................................................................          11,060
Distribution fee payable.................................................................          10,607
Due to broker-variation margin...........................................................           4,254
Deferred trustees' fees..................................................................           1,010
                                                                                            ---------------
  Total liabilities......................................................................         351,573
                                                                                            ---------------
Net Assets...............................................................................     $25,775,990
                                                                                            ---------------
                                                                                            ---------------
Net assets were comprised of:
  Shares of beneficial interest, at par..................................................     $    22,301
  Paid-in capital in excess of par.......................................................      24,629,740
                                                                                            ---------------
                                                                                               24,652,041
  Accumulated net realized gain on investments...........................................          55,767
  Net unrealized appreciation on investments.............................................       1,068,182
                                                                                            ---------------
  Net assets, August 31, 1994............................................................     $25,775,990
                                                                                            ---------------
                                                                                            ---------------
Class A:
  Net asset value and redemption price per share
    ($1,286,717 / 111,328 shares of beneficial interest issued and outstanding)..........          $11.56
  Maximum sales charge (3.0% of offering price)..........................................             .36
                                                                                            ---------------
  Maximum offering price to public.......................................................          $11.92
                                                                                            ---------------
                                                                                            ---------------
Class B:
  Net asset value, offering price and redemption price per share
    ($24,489,074 / 2,118,742 shares of beneficial interest issued and outstanding).......          $11.56
                                                                                            ---------------
                                                                                            ---------------
Class C:
  Net asset value, offering price and redemption price per share
    ($198.92 / 17.21 shares of beneficial interest issued and outstanding)...............          $11.56
                                                                                            ---------------
                                                                                            ---------------

See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Statement of Operations

                                         Year Ended
                                         August 31,
Net Investment Income                       1994
                                         -----------
Income
  Interest............................   $ 1,664,193
                                         -----------
Expenses
  Management fee......................       136,463
  Distribution fee--Class A...........         1,179
  Distribution fee--Class B...........       130,567
  Custodian's fees and expenses.......        62,000
  Transfer agent's fees and
  expenses............................        34,600
  Registration fees...................        27,500
  Reports to shareholders.............        26,000
  Legal fees..........................        15,000
  Audit fee...........................        10,500
  Trustees' fees......................         3,375
  Miscellaneous.......................           643
                                         -----------
    Total expenses....................       447,827
                                         -----------
Net investment income.................     1,216,366
                                         -----------
Realized and Unrealized
Gain (Loss) on Investments
Net realized gain (loss) on:
  Investment transactions.............        98,727
  Financial futures transactions......        95,075
                                         -----------
                                             193,802
                                         -----------
Net change in unrealized appreciation/
  depreciation on:
  Investments.........................    (1,783,295)
  Financial futures contracts.........       (20,250)
                                         -----------
                                          (1,803,545)
                                         -----------
Net gain (loss) on investments........    (1,609,743)
                                         -----------
Net Decrease in Net Assets
Resulting from Operations.............   $  (393,377)
                                         -----------
                                         -----------

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Statement of Changes in Net Assets

                               Year Ended August 31,
Increase (Decrease)          --------------------------
in Net Assets                   1994           1993
                             -----------    -----------
Operations
  Net investment income....  $ 1,216,366    $ 1,238,313
  Net realized gain on
    investment
    transactions...........      193,802        142,719
  Net change in unrealized
    appreciation on
    investments............   (1,803,545)     1,111,143
                             -----------    -----------
  Net increase (decrease)
    in net
    assets resulting from
    operations.............     (393,377)     2,492,175
                             -----------    -----------
Dividends and distributions (Note 1)
  Dividends from net
    investment income
    Class A................      (57,132)       (31,491)
    Class B................   (1,159,234)    (1,206,822)
                             -----------    -----------
                              (1,216,366)    (1,238,313)
                             -----------    -----------
  Distributions from net
    realized gains
    Class A................       (6,669)          (992)
    Class B................     (189,576)       (46,636)
                             -----------    -----------
                                (196,245)       (47,628)
                             -----------    -----------
Series share transactions
  (Note 5)
  Net proceeds from shares
    sold...................    3,930,513      4,761,162
  Net asset value of shares
    issued in reinvestment
    of dividends and
    distributions..........      949,351        838,823
  Cost of shares
  reacquired...............   (4,757,735)    (4,494,663)
                             -----------    -----------
  Net increase in net
    assets from Series
    share transactions.....      122,129      1,105,322
                             -----------    -----------
Total increase
  (decrease)...............   (1,683,859)     2,311,556
Net Assets
Beginning of year..........   27,459,849     25,148,293
                             -----------    -----------
End of year................  $25,775,990    $27,459,849
                             -----------    -----------
                             -----------    -----------

See Notes to Financial Statements.        See Notes to Financial Statements.

PRUDENTIAL MUNICIPAL SERIES FUND
MINNESOTA SERIES
NOTES TO FINANCIAL STATEMENTS

   Prudential Municipal Series Fund (the "Fund") is registered under the Investment Company Act of 1940 as an open-end investment company. The Fund was organized as a Massachusetts business trust on May 18, 1984 and consists of seventeen series. The monies of each series are invested in separate, independently managed portfolios. The Minnesota Series (the "Series") commenced investment operations in October, 1984. The Series is diversified and seeks to achieve its investment objective of obtaining the maximum amount of income exempt from federal and applicable state income taxes with the minimum of risk by investing in "investment grade" tax-exempt securities whose ratings are within the four highest ratings categories by a nationally recognized statistical rating organization or, if not rated, are of comparable quality. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by economic developments in a specific state, industry or region.

NOTE 1. ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed by the Fund and the Series in the preparation of its financial statements.

SECURITIES VALUATIONS: The Series values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Trustees.

     Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.

     All securities are valued as of 4:15 P.M., New York time.

FINANCIAL FUTURES CONTRACTS: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of debt securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Series is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Series each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. The Series invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities or securities the Series intends to purchase against fluctuations in value caused by changes in prevailing market interest rates. Should interest rates move unexpectedly, the Series may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.

SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on the trade date. Realized gains and losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. The Series amortizes premiums and original issue discount paid on purchases of portfolio securities as adjustments to interest income.

     Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.


FEDERAL INCOME TAXES: For federal income tax purposes, each series in the Fund is treated as a separate taxpaying entity. It is the intent of the Series to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to shareholders. For this reason and because substantially all of the Series' gross income consists of tax-exempt interest, no federal income tax provision is required.


DIVIDENDS AND DISTRIBUTIONS: The Series declares daily dividends from net investment income. Payment of dividends are made monthly. Distributions of net capital gains, if any, are made annually.

     Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

NOTE 2. AGREEMENTS

     The Fund has a management agreement with Prudential Mutual Fund Management, Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers and employees of the Fund, and occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

     The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the average daily net assets of the Series.

     The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans"), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.

     On July 19, 1994, shareholders of the Fund approved amendments to the Class A and Class B distribution plans under which the distribution plans became compensation plans, effective August 1, 1994. Prior thereto, the distribution plans were reimbursement plans, under which PMFD and PSI were reimbursed for expenses actually incurred by them up to the amount permitted under the Class A and Class B Plans, respectively. The Fund is not obligated to pay any prior or future excess distribution costs (costs incurred by the Distributors in excess of distribution fees paid by the Fund or contingent deferred sales charges received by the Distributors). The rate of the distribution fees charged to Class A and Class B shares of the Fund did not change under the amended plans of distribution. The Fund began offering Class C shares on August 1, 1994.

     Pursuant to the Class A, B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the fiscal year ended August 31, 1994.

     PMFD has advised the Series that it has received approximately $20,000 in front-end sales charges resulting from sales of Class A shares during the fiscal year ended August 31, 1994. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

     PSI has advised the Series that for the fiscal year ended August 31, 1994, it received approximately $41,900 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.

     PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

NOTE 3. OTHER TRANSACTIONS WITH AFFILIATES


     Prudential Mutual Fund Services, Inc. ("PMFS"), a wholly-owned subsidiary of PMF, serves as the Fund's transfer agent and during the year ended August 31, 1994, the Series incurred fees of approximately $22,000 for the services of PMFS. As of August 31, 1994, approximately $2,000 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

NOTE 4. PORTFOLIO SECURITIES

     Purchases and sales of port- folio securities of the Series, excluding short-term investments, for the year ended August 31, 1994, were $5,579,927 and $5,492,077, respectively. At August 31, 1994 the Series sold 17 financial futures contracts on the Municipal Bond Index expiring in September, 1994. The value at disposition of such contracts was $1,742,531. The value of such contracts on August 31, 1994 was $1,763,218, thereby resulting in an unrealized loss of $20,687.

     The cost basis of investments for federal income tax purposes at August 31, 1994 was substantially the same as the basis for financial reporting purposes and, accordingly, net unrealized appreciation of investments for federal income tax purposes was $1,088,869 (gross unrealized appreciation--$1,517,166; gross unrealized depreciation--$428,297).

NOTE 5. CAPITAL

     The Series currently offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase commencing in or about February 1995.

     The Fund has authorized an unlimited number of shares of beneficial interest of each class at $.01 par value per share.

     Transactions in shares of beneficial interest for the fiscal years ended August 31, 1994 and 1993 were as follows:

Class A                               Shares           Amount
                                    -------------    -----------
Year ended August 31, 1994:
Shares sold......................        57,307      $   690,269
Shares issued in reinvestment of
  dividends and distributions....         4,480           53,440
Shares reacquired................       (23,024)        (272,744)
                                    -------------    -----------
Net increase in shares
  outstanding....................        38,763      $   470,965
                                    -------------    -----------
                                    -------------    -----------
Year ended August 31, 1993:
Shares sold......................        40,044      $   478,217
Shares issued in reinvestment of
  dividends and distributions....         2,253           26,990
Shares reacquired................        (3,877)         (46,769)
                                    -------------    -----------
Net increase in shares
  outstanding....................        38,420      $   458,438
                                    -------------    -----------
                                    -------------    -----------
Class B
Year ended August 31, 1994:
Shares sold......................       267,959      $ 3,240,044
Shares issued in reinvestment of
  dividends and distributions....        74,796          895,911
Shares reacquired................      (378,895)      (4,484,991)
                                    -------------    -----------
Net decrease in shares
  outstanding....................       (36,140)     $  (349,036)
                                    -------------    -----------
                                    -------------    -----------
Year ended August 31, 1993:
Shares sold......................       359,576      $ 4,282,945
Shares issued in reinvestment of
  dividends and distributions....        68,005          811,833
Shares reacquired................      (373,090)      (4,447,894)
                                    -------------    -----------
Net increase in shares
  outstanding....................        54,491      $   646,884
                                    -------------    -----------
                                    -------------    -----------
Class C
August 1, 1994* through
  August 31, 1994:
Shares sold......................            17      $       200
                                    -------------    -----------
                                    -------------    -----------
---------------
* Commencement of offering of Class C shares.

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Financial Highlights

                              Class A                                                                                   Class C
        ----------------------------------------------------                          Class B                          ----------
                                                January 22,     ---------------------------------------------------    August 1,
                                                  1990(D)                                                              1994(D)(D)
               Year Ended August 31,              Through                      Year Ended August 31,                    Through
        ------------------------------------     August 31,     ---------------------------------------------------    August 31,
         1994      1993      1992      1991         1990         1994       1993       1992       1991       1990         1994
        ------    ------    ------    ------    ------------    -------    -------    -------    -------    -------    ----------
PER
 SHARE
 OPERATING
  PERFORMANCE:
Net
 asset
value,
beginning
  of
  period... $12.33 $11.78   $11.40    $10.98      $  11.14      $ 12.33    $ 11.78    $ 11.41    $ 10.98    $ 11.14      $11.63
            ------ ------   ------    ------    ------------    -------    -------    -------    -------    -------    ----------
Income
  from
  investment
  operations:
Net
investment
 income...     .58    .62      .66       .64           .39          .53        .58        .61        .60        .62         .04
Net
realized
  and
  unrealized
  gain
(loss)
  on
  investment
  trans-
  actions... (.68)    .57      .38       .42          (.16)        (.68)       .57        .37        .43       (.16)       (.07)
            ------ ------   ------    ------    ------------    -------    -------    -------    -------    -------    ----------
 Total
  from
  investment
    opera-
    tions... (.10)   1.19     1.04      1.06           .23         (.15)      1.15        .98       1.03        .46        (.03)
            ------ ------   ------    ------    ------------    -------    -------    -------    -------    -------    ----------
Less
distributions
Dividends
  from
  net
  investment
  income...  (.58)   (.62)    (.66)     (.64)         (.39)        (.53)      (.58)      (.61)      (.60)      (.62)       (.04)
Distributions
  from net
  realized
  gains..    (.09)   (.02)      --        --            --         (.09)      (.02)        --         --         --          --
            ------ ------   ------    ------    ------------    -------    -------    -------    -------    -------    ----------
 Total
 distri-
 butions...  (.67)   (.64)    (.66)     (.64)         (.39)       (.62)       (.60)      (.61)      (.60)      (.62)       (.04)
            ------ ------   ------    ------    ------------    -------    -------    -------    -------    -------    ----------
Net
 asset
value,
  end
  of
  period.. $11.56  $12.33   $11.78    $11.40      $  10.98      $11.56      $12.33    $ 11.78    $ 11.41    $ 10.98      $11.56
            ------ ------   ------    ------    ------------    -------    -------    -------    -------    -------    ----------
            ------ ------   ------    ------    ------------    -------    -------    -------    -------    -------    ----------
TOTAL
RETURN#:... (0.87)% 10.45%    9.38%     9.93%         2.00%       (1.26)%     9.99%      8.83%      9.64%      4.20%       (.38)%
RATIOS/SUPPLEMENTAL
  DATA:
Net
assets,
  end
  of
 period
 (000)... $1,287    $894      $402      $229          $130      $24,489    $26,565    $24,746    $23,600    $24,080      $  199@@
Average
  net
 assets
 (000)... $1,179    $616      $291      $202           $87      $26,113    $25,387    $24,038    $23,997    $23,558      $  200@@
Ratios
  to
  average
  net
 assets:@
  Expenses,
  including
    distribution
    fees...   1.25%   1.29%   1.22%     1.41%         1.46%*       1.65%      1.69%      1.62%      1.81%      1.78%       2.15%*
  Expenses,
  excluding
    distribution
    fees...   1.15%   1.19%   1.11%     1.31%         1.33%*       1.15%      1.19%      1.12%      1.31%      1.28%       1.40%*
  Net
  investment
  income...   4.84%   5.15%   5.69%     5.73%         5.80%*       4.44%      4.75%      5.29%      5.33%      5.49%       3.86%*
Portfolio
turnover...     21%     27%     32%       56%           30%          21%        27%        32%        56%        30%         21%

---------------
   * Annualized.
 (D) Commencement of offering of Class A shares.
(D)(D) Commencement of offering of Class C shares.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total return for periods of less than one full year are not annualized.
   @ Because of the events referred to in (D)(D) and the timing of such, the ratios for the Class C shares are not necessarily comparable to that of the Class A or B shares and are not necessarily indicative of future ratios.
  @@ Figures are actual and not rounded to nearest thousand.

See Notes to Financial Statements.


                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Trustees
Prudential Municipal Series Fund, Minnesota Series

   We have audited the accompanying statement of assets and liabilities of Prudential Municipal Series Fund, Minnesota Series, including the portfolio of investments, as of August 31, 1994, the related statements of operations for the year then ended and of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of August 31, 1994 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Prudential Municipal Series Fund, Minnesota Series, as of August 31, 1994, the results of its operations, the changes in its net assets, and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
New York, New York
October 17, 1994


                         FEDERAL INCOME TAX INFORMATION

   We are required by the Internal Revenue Code to advise you within 60 days of the Series' fiscal year end (August 31, 1994) as to the federal tax status of dividends and distributions paid by the Series during such fiscal year. Accordingly, we are advising you that in the fiscal year ended August 31, 1994, dividends paid from net investment income of $.58 per Class A share, $.53 per Class B share and $.04 per Class C shares were all federally tax-exempt interest dividends. In addition, the Series paid to both Class A and B shares a long-term capital gain distribution of $.037 per share which is taxable as such and a short-term capital gain distribution of $.050 which is taxable as ordinary income.

   In January 1995, you will be advised on IRS Form 1099 DIV or substitute 1099 DIV as to the federal tax status of the distributions received by you in calendar year 1994.

[Graph]



   These graphs are furnished to you in accordance with SEC regulations. They compare a $10,000 investment in Prudential Municipal Series Fund: Minnesota Series (Class A, Class B, and Class C) with a similar investment in the Lehman Brothers Municipal Bond Index (the Index) by portraying the initial account values at the commencement of operations of each class and subsequent account values at the end of each fiscal year (August 31) beginning in 1990 for Class A, in 1984 for Class B shares and 1994 for Class C shares. For purposes of the graphs and, unless otherwise indicated, the accompanying tables, it has been assumed that (a) the maximum sales charge was deducted from the initial $10,000 investment in Class A shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B shares and Class C shares, assuming full redemption on August 31, 1994; (c) all recurring fees (including management fees) were deducted; and (d) all dividends and distributions were reinvested. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. This conversion feature is expected to be implemented on or about February 1995 and is not reflected in the graph. The graph and accompanying tables reflect the past subsidy and/or waiver of expenses and/or management fees. Without fee waivers and expense subsidies, the value of a $10,000 investment in the Series and the Series' average annual total return, as shown above, would have been lower.

   The Index is a weighted index comprised of 21,000 municipal bonds (general obligation bonds, revenue bonds, insured bonds and prerefunded bonds) selected by Lehman Brothers as representative of the long-term investment grade municipal bond market. The Index is an unmanaged index and includes the reinvestment of all income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Series. The securities which comprise the Index may differ substantially from the securities in the Series' portfolio because the Index, among other things, is not state specific. The Lehman Brothers Municipal Bond Index is not the only index which may be used to characterize performance of long-term, investment-grade tax-exempt bond funds and other indexes may portray different comparative performance.

THE PRUDENTIAL MUTUAL FUND FAMILY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prudential Mutual Fund Management offers a broad range of mutual funds designed to meet your individual needs. We welcome you to review the investment options available through our family of funds. For more information on the Prudential Mutual Funds, including charges and expenses, contact your Prudential Securities financial adviser or Prusec registered representative or telephone the Funds at
(800) 225-1852 for a free prospectus. Read the prospectus carefully before you invest or send money.


TAXABLE BOND FUNDS

Prudential Adjustable Rate Securities Fund, Inc.
Prudential GNMA Fund, Inc.
Prudential Government Income Fund, Inc.
     (formerly known as Prudential
     Government Plus Fund)
Prudential Government Securities Trust
     Intermediate Term Series
Prudential High Yield Fund, Inc.
Prudential Structured Maturity Fund, Inc.
     Income Portfolio
Prudential U.S. Government Fund
The BlackRock Government Income Trust

TAX-EXEMPT BOND FUNDS
Prudential California Municipal Fund
     California Series
     California Income Series
Prudential Municipal Bond Fund
     High Yield Series
     Insured Series
     Modified Term Series
Prudential Municipal Series Fund
     Arizona Series
     Florida Series
     Georgia Series
     Maryland Series
     Massachusetts Series
     Michigan Series
     Minnesota Series
     New Jersey Series
     New York Series
     North Carolina Series
     Ohio Series
     Pennsylvania Series
Prudential National Municipals Fund, Inc.

GLOBAL FUNDS
Prudential Europe Growth Fund, Inc.
Prudential Global Fund, Inc.
Prudential Global Genesis Fund, Inc.
Prudential Global Natural Resources Fund, Inc.
Prudential Intermediate Global Income Fund, Inc.
Prudential Pacific Growth Fund, Inc.
Prudential Short-Term Global Income Fund, Inc.
     Global Assets Portfolio
     Short-Term Global Income Portfolio
Global Utility Fund, Inc.

EQUITY FUNDS
Prudential Equity Fund, Inc.
Prudential Equity Income Fund
Prudential Allocation Fund
     (formerly known as Prudential FlexiFund)
     Conservatively Managed Portfolio
     Strategy Portfolio
Prudential Strategist Fund, Inc.
     (formerly known as Prudential Growth Fund)
Prudential Growth Opportunity Fund, Inc.
Prudential IncomeVertible-REGISTERED TRADEMARK- Fund, Inc.
Prudential Multi-Sector Fund, Inc.
Prudential Utility Fund, Inc.
Nicholas-Applegate Fund, Inc.
     Nicholas-Applegate Growth Equity Fund



- TAXABLE MONEY MARKET FUNDS
Prudential Government Securities Trust
     Money Market Series
     U.S. Treasury Money Market Series
Prudential Special Money Market Fund
     Money Market Series
Prudential MoneyMart Assets
- TAX-FREE MONEY MARKET FUNDS
Prudential Tax-Free Money Fund
Prudential California Municipal Fund
     California Money Market Series
Prudential Municipal Series Fund
     Connecticut Money Market Series
     Massachusetts Money Market Series
     New Jersey Money Market Series
     New York Money Market Series
- COMMAND FUNDS
Command Money Fund
Command Government Fund
Command Tax-Free Fund
-INSTITUTIONAL MONEY MARKET FUNDS
Prudential Institutional Liquidity Portfolio, Inc.
     Institutional Money Market Series

TRUSTEES
Edward D. Beach
Eugene C. Dorsey
Delayne Dedrick Gold
Harry A. Jacobs, Jr.
Lawrence C. McQuade
Thomas T. Mooney
Thomas H. O'Brien
Nancy H. Teeters

OFFICERS
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary
Ronald Amblard, Assistant Secretary
Deborah A. Docs, Assistant Secretary

MANAGER
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

INVESTMENT ADVISER
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

DISTRIBUTORS
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

CUSTODIAN
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

TRANSFER AGENT
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
1633 Broadway
New York, NY 10019

LEGAL COUNSEL
Gardner, Carton & Douglas
Quaker Tower
321 North Clark Street
Chicago, IL 60610-4795

PRUDENTIAL MUTUAL FUNDS
ONE SEAPORT PLAZA
NEW YORK, NY 10292
TOLL FREE (800) 225-1852
COLLECT (908) 417-7555

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.



PRUDENTIAL MUNICIPAL SERIES FUND




MINNESOTA SERIES




Prudential Mutual Funds Building Your Future On Our Strength

SEMI ANNUAL REPORT                               February 28, 1995

      Prudential
      Municipal
     Series Fund
-----------------------

       (PICTURE)

    Arizona Series


(LOGO)

Letter to Shareholders

April 3, 1995

Dear Shareholder:

A powerful rally swept through the tax-exempt municipal bond market this winter, lifting the value of your shares as yields of long-term municipal bonds fell and newly-issued tax-exempt bonds became scarce. We are pleased to report that your Prudential Municipal Series Fund -- Arizona Series earned a positive total return, performing slightly ahead of the average Arizona municipal bond fund, as measured by Lipper Analytical Services, Inc.

                        CUMULATIVE TOTAL RETURNS1
                         As of February 28, 1995
              Six Months   1 Year   5 Years   10 Years   Since Inception2
Class A          3.3%       1.6%      44.5%      N/A           45.1%
Class B          3.1%       1.1%      41.5%     122.1%        133.0%
Class C          3.0%       N/A        N/A       N/A            3.1%
Lipper AZ
  Muni. Avg3     3.0%       1.2%      43.7%     121.8%        150.8%

                 AVERAGE ANNUAL TOTAL RETURNS1
                     As of March 31, 1995
           1 Year       5 Years     10 Years Since      Inception2
Class A     3.2%          7.1%           N/A                6.9%
Class B     0.9%          7.2%           8.3%               8.4%
Class C     N/A           N/A            N/A                2.6%

Past performance is not indicative of future results. Principal and investment return will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

1 Source: Prudential Mutual Fund Management Inc. and Lipper Analytical Services, Inc. The cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges. The Series charges a maximum front-end sales load of 3% for Class A shares. Class B shares are subject to a contingent deferred sales charge of 5%, 4%, 3%, 2%, 1% and 1% for six years. Class C shares have a 1% CDSC for one year. Class B shares will automatically convert to Class A shares on a quarterly basis, after approximately seven years.

2Inception dates: 1/22/90 Class A; 9/24/84, Class B; 8/1/94 Class C.

3Lipper average returns are for 30 funds for six months, 25 funds for one year, 7 funds for five years, 1 fund for 10 years, and 1 fund since inception of Class B shares on 9/24/84.

Less Means More...
For You!

Prudential mutual fund shareholders will be seeing total returns increase in the months to come, thanks to a reduction in Fund management expenses. Prudential
Mutual Funds lowered the rate on January 1, 1995, to 0.45% from 0.50%. It is our way of showing you that we appreciate your business and that we remain committedto managing the Fund for your benefit.

Our Objective.

The Series seeks maximum income exempt from Arizona state and federal income taxes consistent with the preservation of capital. Certain shareholders may be subject to the federal alternative minimum tax, however. The Series will invest primarily in Arizona state, municipal and local government obligations and obligations of U.S. territories (such as Puerto Rico, the U.S. Virgin Islands and Guam), the income from which is also exempt from federal and Arizona state income taxes.

On the Hill:

In 1995, Congress will most likely consider an initiative that would restore full income tax deductibility for individual retirement account (IRA) contributions for middle-income wage earners. In addition, Congress may also consider the creation of a new tax-deferred savings account called the "American
Dream Savings Account." Prudential Mutual Funds supports both of these proposals, and we urge you to share your opinion with your Congressional representatives. We will keep you updated on these initiatives as they make their way through the legislative process.

New Year Opens With Bond Rally.

What a difference six months can make! When we last reported to you, the tax-exempt bond market was in turmoil because interest rates were rising sharply, and prices (which move in the opposite direction of interest rates) were falling sharply.

Volatility escalated last year when the Federal Reserve started to increase short-term interest rates in a pre-emptive strike against inflation. By November, after the Federal Reserve's sixth increase in the federal funds rate (the interbank overnight lending rate), investors began to believe that the economy was showing signs of slowing. As a result, long-term interest rates in the tax-exempt bond market started to fall.

Long-term rates fell dramatically, and have continued to do so even though the Federal Reserve raised short-term rates again on February 1, 1995. In fact, on March 2, the Bond Buyer's Revenue Bond Index sank to 6.3% -- its lowest since last June. That's more than a full percentage point below its 1994 high -- 7.4% recorded on November 17, 1994.

What We Did As Interest Rates Moved.

During this period of fluctuation, the Series sought to stabilize asset values by maintaining a balance between bonds with higher coupons and those with lower coupons, sometimes called premium and discount bonds.
The higher yielding premium bonds help cushion the impact of rising interest rates while the lower coupon or discount bonds offer price appreciation potential when interest rates decline.

Smaller Supply Supports Market, Too.

The tax-exempt municipal bond market has also been helped recently by a scarcity of new supply. Last year's higher interest rates made many issuers reluctant to borrow money. In fact, the Revenue Bond Index rose dramatically to 6.9% from 5.5% -- nearly one and a half percentage points. As a result, the level of new bonds issued nationwide fell by 44% and in Arizona by 63%.

A Tax Reminder:

As a result of the Revenue Reconciliation Act of 1993, it is possible that this year you may have some taxable income from your normally tax-exempt municipal bond fund. The law stipulates that the portion of any gain realized on the sale or retirement of a tax-exempt bond purchased at a market discount to its face value may be taxed as ordinary income. The law affects bonds purchased after April 30, 1993.

Arizona Bonds:  Healthy Economy, Strong Credit Quality.

Arizona's economy continues to be one of the fastest growing in the nation, led by growth in construction, manufacturing and services. New jobs grew by 4.6% last year, twice the national average and the sixth fastest in the country. Many of these new jobs are in the rapidly expanding metropolitan Phoenix area. Much of the state's success story can be attributed to its competitive wage rates and its pro-business regulatory environment.

The strength of the state's economy makes its bonds all the more valuable. What's more, Arizona issues very few bonds -- only $2.6 billion last year compared with $7 billion the year before. Thus, Arizona bonds are more scarce, of a higher quality, and command higher prices than those of other states.

How We Traded In The Arizona Market.

In the past six months the Series came across an unusually good buying opportunity. We sold a triple-B rated hospital bond and bought an insured bond to upgrade quality without lowering Series' yield. We were able to execute the transaction because of unusual market volatility induced by fluctuating interest rates.

We have also sought to increase yield by selectively purchasing Puerto Rican and Guam utility bonds, because competition for Arizona bonds usually keeps their prices high and yields low. At present, the Series has 12% of assets in Puerto Rico, Guam and Virgin Island bonds.

The Outlook.

Tax-exempt municipal bonds have rallied substantially this winter. In fact, the Lehman Brothers Municipal Bond Index has increased 2.8% over the last six months. That is a substantial relief to investors who weathered sharply rising interest rates and falling bond prices in 1994.

We believe that long-term interest rates will stabilize in the year ahead, as investors continue to gain confidence that the Federal Reserve is satisfied that it has inflation under control. In addition, we think the supply of tax-exempt municipals will continue to contract, which may provide an additional reward to investors by supporting bond prices.

As always, it is a pleasure to work for you. We thank you for remaining with the Prudential Municipal Series Fund -- Arizona Series through a most difficult 1994. We appreciate the confidence you have shown in us.

Sincerely,

Lawrence C. McQuade
President


Christian Smith
Portfolio Manager

PORTFOLIO                                       Q&A

                                                (PICTURE)
                                                Dennis Bushe



Many investors avoided bond funds in the past year, fearing that rising interest rates would erode their returns and add volatility to their investment portfolio. If you are contemplating putting cash into the bond market -- in taxable or tax-exempt securities -- you might want to consider some of the following points. We talked with Prudential Mutual Funds chief fixed income strategist Dennis Bushe about why bonds and bond mutual funds may make sense in today's investment environment.

Q. Why are bonds an attractive buy right now?

A. First, bond prices corrected in 1994, which put interest rates at very attractive levels in 1995. Second, real rates of return (the interest rate minus the inflation rate) are still very high historically. According to Ibbotson Associates, a nationally recognized investment analysis firm, the annual inflation-adjusted return on bonds from 1926 to 1994 was between 2.5% and 3.0%. Today's investors receive over 4.5% in total inflation-adjusted, annualized total return. Of course, these numbers are just for illustration, but they show how much higher interest rates improve bond total returns when inflation is only 2.7%, as measured by the Consumer Price Index. And beating inflation is one primary goal of long-term investing.

Q. Why buy a bond fund instead of an individual bond?

A. One of the biggest risks to bond investing is credit quality. Of course you can avoid virtually all credit risk in a government bond fund, but some investors need higher income than Uncle Sam provides. Bond funds help manage both this risk, and that may be especially important in 1995. First of all, if the U.S. economy is beginning to slow down, as many economists believe, then credit quality is a concern. A credit team becomes very valuable, carefully selecting bonds in different sectors and industries for bond portfolios. In addition, few individual investors have the resources or clout to continually monitor companies, unearth possible credit problems before they surface, and negotiate favorable terms with troubled issuers -- a bond fund does. Finally, the diversification of a bond fund may help investors avoid wide price swings if one holding does experience financial difficulties.

PRUDENTIAL MUNICIPAL SERIES FUND                      Portfolio of Investments
ARIZONA SERIES                                   February 28, 1995 (Unaudited)

              Principal
  Moody's      Amount                                  Value
   Rating       (000)          Description (a)        (Note 1)
                           LONG-TERM INVESTMENTS--98.2%
                           Arizona St. Edl. Loan
                             Mkt. Corp.,
A              $  1,375    7.00%, 3/1/05, Ser. B...  $ 1,448,906
                           Arizona St. Hsg. Fin.
                             Review Brd.,
                             Sngl. Fam. Mtge. Rev.,
                           10.625%, 12/1/02, Ser.
A-*                   5      82....................        5,182
                           Arizona St. Mun. Fin.
                             Proj.,
                             Cert. of Part.,
                           8.75%, 8/1/06,
Aaa                 700      Ser. 15, B.I.G........      740,691
                           7.875%, 8/1/14,
Aaa               2,250      Ser. 25, A.M.B.A.C....    2,814,075
                           Arizona St. Trans. Brd.
                             Hwy. Rev.,
Aaa               2,000D   7.00%, 7/1/09...........    2,190,820
Aa                1,500D   6.00%, 7/1/10...........    1,578,795
                           Arizona St. Univ. Sys.
                             Rev.,
Aaa               1,000D   7.00%, 7/1/10, Ser. A...    1,112,850
                           Central Arizona Wtr.
                             Consv. Dist., Contract
                             Rev.,
A1                1,500D   7.50%, 11/1/05..........    1,694,655
                           Chandler, Cap. Apprec.
                             Ref.,
                           Zero Coupon,
Aaa               2,000      7/1/02,F.G.I.C........    1,344,780
                           4.375%, 7/1/13,
Aaa                 500      F.G.I.C...............      413,740
                           Guam Pwr. Auth. Rev.,
                             Ser. A,
BBB*                250    6.625%, 10/1/14.........      251,687
BBB*              1,780    6.75%, 10/1/24..........    1,797,658
                           La Paz Cnty., Unified
                             Sch. Dist.
                             No. 27, Parker Impvt.
                             Proj.,
Baa                 450    9.40%, 7/1/96...........      472,518
                           Maricopa Cnty. Hosp.
                             Dist.
                             No. 1, Facs. Rev.,
                             East Valley Behavioral
                             Hlth. Fac. Proj.,
                           7.80%, 6/1/13,
Aaa                 725D     F.G.I.C...............      784,617
                           Maricopa Cnty. Ind. Dev.
                             Auth. Hosp. Fac. Rev.,
                             John C. Lincoln Hosp.,
                           7.00%, 12/1/00,
Aaa               2,000      F.S.A.................    2,166,600
                           Mercy Hlth.,
A1                  525D   9.25%, 7/1/11, Ser. D...      544,115
A1                  475    9.25%, 7/1/11, Ser. D...      490,514
                           Maricopa Cnty. Ind. Dev.
                             Auth. Hosp. Fac. Rev.,
                           Samaritan Hlth. Svcs.,
Aaa            $    285D   12.00%, 1/1/08..........  $   331,170
                           Maricopa Cnty. Sch.
                             Dist.,
                             No. 41 Gilbert Proj.,
                             F.G.I.C.,
Aaa               1,500    Zero Coupon, 7/1/07.....      739,800
                           No. 40 Glendale Elem.
                             Sch.,
                           Zero Coupon, 7/1/04,
Aaa               2,810      A.M.B.A.C.............    1,680,436
                           No. 92 Pendergast Elem.
                             Sch.,
                           Zero Coupon, 7/1/04,
Aaa               1,140      F.G.I.C...............      681,743
                           No. 11 Peoria Unified
                             Sch. Dist.,
                           Zero Coupon, 7/1/04,
Aaa               1,500      M.B.I.A...............      903,570
                           No. 3 Tempe Elem. Sch.,
                           Zero Coupon, 7/1/09,
Aaa               1,500      A.M.B.A.C.............      643,395
                           Zero Coupon, 7/1/14,
Aaa               1,500      A.M.B.A.C.............      463,935
                           Maricopa Cnty. Unified
                             Sch. Dist.,
                           No. 80 Chandler,
                           Zero Coupon, 7/1/09,
Aaa               1,330      F.G.I.C...............      570,477
                           6.25%, 7/1/11,
Aaa               1,000      F.G.I.C...............    1,060,070
                           Navajo Cnty. Unified
                             Sch. Dist.,
                             No. 006 Herber
                             Overgaard,
                           7.25%, 7/1/00,
Aaa                 250      A.M.B.A.C.............      271,970
                           7.35%, 7/1/03,
Aaa                 300      A.M.B.A.C.............      329,970
                           Nogales Mun. Dev. Auth.
                             Rev.,
                           8.00%, 6/1/08,
Aaa                 500D     M.B.I.A...............      550,210
                           Peoria Bell Road Impvt.
                             Dist.,
BBB*                465    7.20%, 1/1/11...........      484,893
                           Phoenix Arpt. Rev. Ref.,
                           6.40%, 7/1/12, Ser. D,
Aaa                 810      M.B.I.A...............      840,343
                           Phoenix St. & Hwy. Rev.,
                           6.25%, 7/1/06, Ser.
A1                1,480      92....................    1,554,592
                           Zero Coupon, 7/1/12,
Aaa               3,000      F.G.I.C...............    1,054,650

                                      -6-     See Notes to Financial Statements.

PRUDENTIAL MUNICIPAL SERIES FUND
ARIZONA SERIES

              Principal
  Moody's      Amount                                  Value
   Rating       (000)          Description (a)        (Note 1)
                           Pima Cnty. Ind. Dev.
                             Auth.
                             Hlth. Care, Carondelet
                             Hosp.,
Aaa            $    895D   7.90%, 7/1/05...........  $   990,093
Aaa                 105    7.90%, 7/1/05...........      113,794
Aaa                 890D   8.00%, 7/1/13...........      987,259
Aaa                 110    8.00%, 7/1/13...........      118,920
                           Pima Cnty. Ind. Dev.
                             Auth. Rev.,
                             Tucson Elec. Pwr. Co.,
                           7.25%, 7/15/10,
Aaa               2,700      F.S.A.................    2,944,809
                           Pima Cnty., Unified Sch.
                             Dist. No. 16, Catalina
                             Foothills,
                           Zero Coupon, 7/1/09,
Aaa               3,455      F.G.I.C...............    1,481,953
                           Puerto Rico Comnwlth.,
                             Gen. Oblig.,
                           5.78%, 7/1/08,
Aaa               2,000      M.B.I.A...............    2,028,860
                           Hwy. Auth. Rev.,
Baa1                490D   7.70%, 7/1/03, Ser. Q...      558,855
                           Puerto Rico Tel. Auth.
                             Rev.,
A                 1,000    5.75%, 1/1/08, Ser. L...      988,730
                           Salt River Proj. Agric.
                             Impvt. & Pwr. Dist.,
                             Elec. Sys. Rev.,
Aa                  500    5.75%, 1/1/20, Ser. C...      476,175
                           Santa Cruz Cnty.,
                             Unified
                             Sch. Dist. No. 1
                             Nogales,
                             Cruz Cnty.,
                             A.M.B.A.C.,
Aaa                 770    Zero Coupon, 1/1/06.....      417,771
Aaa                 700    Zero Coupon, 7/1/06.....      369,236
                           Scottsdale Ind. Dev.
                             Auth. Rev.,
                             Mem. Hosp., Ser. A,
                           8.50%, 9/1/07,
Aaa               2,100      A.M.B.A.C.............    2,304,666
                           Scottsdale, Gen. Oblig.,
Aa1                 500    5.50%, 7/1/09...........      488,810
Aa1               1,000D   6.00%, 7/1/10...........    1,058,750
Aa1               1,000    4.00%, 7/1/13, Ser. D...      750,090
                           Tempe, Gen. Oblig.,
Aa             $    500    5.25%, 7/1/13...........  $   460,155
                           Tempe Impvt. Dist. Auth.
                             Rev.,
                             Papago Park Ctr.,
                             Dist. No. 166,
A1                  500    7.10%, 1/1/06...........      520,855
                           Tempe Union High Sch.
                             Dist.
                             No. 213, Ref.,
                           7.00%, 7/1/08,
Aaa               1,000      F.G.I.C...............    1,142,420
                           Tolleson Mun. Fin. Corp.
                             Rev.,
                             Citizen Util. Co.,
AAA*                400    9.20%, 9/1/05...........      415,708
                           Tucson Wtr. Rev.,
Aaa               1,000    8.60%, 7/1/00, E.T.M....    1,160,480
A1                1,000    5.50%, 7/1/09...........      959,690
                           7.00%, 7/1/10, Ser. C,
Aaa                 500      M.B.I.A...............      528,625
                           Univ. Arizona Revs.
                             Sys.,
A1                1,750    6.25%, 6/1/11, Ser. B...    1,809,377
                           Virgin Islands Pub. Fin.
                             Auth. Rev.,
                           Hwy. Trans. Trust Fund,
                           7.25%, 10/1/18, Ser.
NR                  600      A.....................      619,596
                           Virgin Islands Terr.,
                             Hugo Ins. Claims Fund
                             Proj.,
                           7.75%, 10/1/06, Ser.
NR                  440      91....................      471,412
                           Virgin Islands Wtr. &
                             Pwr. Auth.,
                             Elec. Sys. Rev.,
NR                  500    7.40%, 7/1/11, Ser. A...      521,050
                                                     -----------
                           Total long-term
                             investments
                             (cost $52,844,973)....   56,701,566
                                                     -----------

                                      -7-     See Notes to Financial Statements.

              Principal
  Moody's      Amount                                  Value
   Rating       (000)          Description (a)        (Note 1)
                           SHORT-TERM INVESTMENTS--0.9%
                           Goodyear, Gen. Oblig.,
Baa1           $    100    10.00%, 7/1/95..........  $   101,722
                           Pinal Cnty. Ind. Dev.
                             Auth.
                             Hlth. Care, Ctrl.
                             Rev.,
                           3.75%, 3/1/95,
P-1                 400      F.R.D.D...............      400,000
                                                     -----------
                           Total short-term
                             investments
                             (cost $499,625).......      501,722
                                                     -----------
                           Total Investments--99.1%
                           (cost $53,344,598; Note
                             4)....................   57,203,288
                           Other assets in excess
                             of
                             liabilities--0.9%.....      520,107
                                                     -----------
                           Net Assets--100%........  $57,723,395
                                                     -----------
                                                     -----------

(a) The following abbreviations are used in portfolio descriptions:
    A.M.B.A.C.--American Municipal Bond Assurance Corporation.
    B.I.G.--Bond Investors Guaranty Insurance Company.
    E.T.M.--Escrowed to Maturity.
    F.G.I.C.--Financial Guaranty Insurance Company.
    F.R.D.D.--Floating Rate (Daily) Demand Note#.
    F.S.A.--Financial Security Assurance.
    M.B.I.A.--Municipal Bond Insurance Association.
   # For purposes of amortized cost valuation, the maturity date of Floating Rate Demand Notes is considered to be the later of the next date on which the security can be redeemed at par or the next date on which the rate of interest is adjusted.
   * Standard & Poor's rating.
   D Prerefunded issues are secured by escrowed cash and/or direct U.S. guaranteed obligations.

NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.
                                      -8-     See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Statement of Assets and Liabilities
 (Unaudited)

Assets                                                                                    February 28, 1995
                                                                                          -----------------
Investments, at value (cost $53,344,598)...............................................      $57,203,288
Cash...................................................................................           43,491
Interest receivable....................................................................          680,074
Receivable for Fund shares sold........................................................            3,000
Other assets...........................................................................            1,311
                                                                                          -----------------
  Total assets.........................................................................       57,931,164
                                                                                          -----------------
Liabilities
Payable for Fund shares reacquired.....................................................          138,448
Management fee payable.................................................................           19,747
Dividends payable......................................................................           18,117
Accrued expenses.......................................................................           15,453
Distribution fee payable...............................................................           14,704
Deferred trustee fees..................................................................            1,300
                                                                                          -----------------
  Total liabilities....................................................................          207,769
                                                                                          -----------------
Net Assets.............................................................................      $57,723,395
                                                                                          -----------------
                                                                                          -----------------
Net assets were comprised of:
  Shares of beneficial interest, at par................................................      $    49,910
  Paid-in capital in excess of par.....................................................       54,670,230
                                                                                          -----------------
                                                                                              54,720,140
  Accumulated net realized loss on investments.........................................         (855,435)
  Net unrealized appreciation of investments...........................................        3,858,690
                                                                                          -----------------
  Net assets, February 28, 1995........................................................      $57,723,395
                                                                                          -----------------
                                                                                          -----------------
Class A:
  Net asset value and redemption price per share
    ($28,386,321 / 2,453,723 shares of beneficial interest issued and outstanding).....           $11.57
  Maximum sales charge (3.0% of offering price)........................................              .36
                                                                                          -----------------
  Maximum offering price to public.....................................................           $11.93
                                                                                          -----------------
                                                                                          -----------------
Class B:
  Net asset value, offering price and redemption price per share
    ($29,326,585 / 2,536,383 shares of beneficial interest issued and outstanding).....           $11.56
                                                                                          -----------------
                                                                                          -----------------
Class C:
  Net asset value, offering price and redemption price per share
    ($10,489 / 907 shares of beneficial interest issued and outstanding)...............           $11.56
                                                                                          -----------------
                                                                                          -----------------

See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Statement of Operations
 (Unaudited)

                                            Six Months
                                              Ended
                                           February 28,
Net Investment Income                          1995
                                         ----------------
Income
  Interest............................      $1,878,628
                                         ----------------
Expenses
  Management fee, net waiver of
  $4,575..............................         137,284
  Distribution fee--Class A...........           4,856
  Distribution fee--Class B...........         117,553
  Distribution fee--Class C...........              35
  Custodian's fees and expenses.......          39,000
  Transfer agent's fees and
  expenses............................          16,000
  Registration fees...................          16,000
  Reports to shareholders.............          13,000
  Audit fee...........................           5,300
  Legal fees..........................           5,000
  Trustees' fees......................           1,600
  Miscellaneous.......................           5,304
                                         ----------------
    Total expenses....................         360,932
                                         ----------------
Net investment income.................       1,517,696
                                         ----------------
Realized and Unrealized
Gain (Loss) on Investments
Net realized loss on:
  Investment transactions.............        (402,508)
  Financial futures contract
  transactions........................        (136,439)
                                         ----------------
                                              (538,947)
                                         ----------------
Net change in unrealized
  appreciation/depreciation of:
  Investments.........................         625,007
  Financial futures contracts.........          23,750
                                         ----------------
                                               648,757
                                         ----------------
Net gain on investments...............         109,810
                                         ----------------
Net Increase in Net Assets
Resulting from Operations.............      $1,627,506
                                         ----------------
                                         ----------------

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Statement of Changes in Net Assets
 (Unaudited)

                             Six Months
                               Ended         Year Ended
Increase (Decrease)         February 28,     August 31,
in Net Assets                   1995            1994
                            ------------    ------------
Operations
  Net investment income...  $  1,517,696    $  3,162,438
  Net realized gain (loss)
    on investment
    transactions..........      (538,947)        757,503
  Net change in unrealized
 appreciation/depreciation
    of investments........       648,757      (4,585,506)
                            ------------    ------------
  Net increase (decrease)
    in net assets
    resulting from
    operations............     1,627,506        (665,565)
                            ------------    ------------
Dividends and distributions (Note 1):
  Dividends from net
    investment income
    Class A...............      (282,644)       (386,495)
    Class B...............    (1,234,816)     (2,775,943)
    Class C...............          (236)             --
                            ------------    ------------
                              (1,517,696)     (3,162,438)
                            ------------    ------------
  Distributions from net realized gains
    Class A...............       (36,415)        (74,328)
    Class B...............      (254,495)       (618,468)
    Class C...............           (52)             --
                            ------------    ------------
                                (290,962)       (692,796)
                            ------------    ------------
Series share transactions
  (net of share
  conversions) (Note 5):
  Net proceeds from shares
    sold..................     3,206,642      10,037,346
  Net asset value of
    shares issued in
    reinvestment of
    dividends and
    distributions.........       962,676       2,064,510
  Cost of shares
  reacquired..............    (6,043,600)    (11,709,424)
                            ------------    ------------
  Net increase (decrease)
    in net assets from
    Series share
    transactions..........    (1,874,282)        392,432
                            ------------    ------------
Total decrease............    (2,055,434)     (4,128,367)
Net Assets
Beginning of period.......    59,778,829      63,907,196
                            ------------    ------------
End of period.............  $ 57,723,395    $ 59,778,829
                            ------------    ------------
                            ------------    ------------

See Notes to Financial Statements.        See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Notes to Financial Statements
 (Unaudited)
   Prudential Municipal Series Fund (the "Fund") is registered under the Investment Company Act of 1940, as an open-end investment company. The Fund was organized as a Massachusetts business trust on May 18, 1984 and consists of seventeen series. The monies of each series are invested in separate, independently managed portfolios. The Arizona Series (the "Series") commenced investment operations in September, 1984. The Series is diversified and seeks to achieve its investment objective of obtaining the maximum amount of income exempt from federal and applicable state income taxes with the minimum of risk by investing in "investment grade" tax-exempt securities whose ratings are within the four highest ratings categories by a nationally recognized statistical rating organization or, if not rated, are of comparable quality. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by economic or political developments in a specific state, industry or region.

Note 1. Accounting            The following is a summary
Policies                      of significant accounting poli-
                              cies followed by the Fund, and the Series, in the
preparation of its financial statements.
Securities Valuations: The Fund values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Trustees.
   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.
   All securities are valued as of 4:15 P.M., New York time.
Financial Futures Contracts: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of debt securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Series is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Series each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain(loss) on financial futures contracts. The Series invests in financial futures contracts in order to hedge its existing portfolio securities or securities the Series intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Series may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets. Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. The Series amortizes premiums and original issue discount paid on purchases of portfolio securities as adjustments to interest income.
   Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day. Federal Income Taxes: For federal income tax purposes, each series in the Fund is treated as a separate taxpaying entity. It is the intent of the Series to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to shareholders. For this reason and because substantially all of the Series' gross income consists of tax-exempt interest, no federal income tax provision is required.
Dividends and Distributions: The Series declares daily dividends from net investment income. Payment of dividends is made monthly. Distributions of net capital gains, if any, are made annually.

   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

Note 2. Agreements            The Fund has a management
                              agreement with Prudential Mutual Fund Management,
Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the services of PIC, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.
   The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the average daily net assets of the Series. Effective January 1, 1995, PMF has agreed to waive a portion (.05 of 1% of the Series' average daily net assets) of its management fee, which amounted to $4,575 ($0.001 per share for Class A, B and C shares; .02% of average net assets). The Series' is not required to reimburse PMF for such waiver.
   The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans"), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.
   Pursuant to the Class A, B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the six months ended February 28, 1995.
   PMFD has advised the Series that it has received approximately $65,900 in front-end sales charges resulting from sales of Class A shares during the six months ended February 28, 1995. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.
   PSI has advised the Series that for the six months ended February 28, 1995, it received approximately $34,900 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.
   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. ("PMFS"), a
with Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent. During
the six months ended February 28, 1995, the Series incurred fees of approximately $11,400 for the services of PMFS. As of February 28, 1995, approximately $2,000 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             Purchases and sales of port-
Securities                    folio securities of the Series,
                              excluding short-term investments, for the six
months ended February 28, 1995 were $7,663,280 and $9,839,080, respectively.
   The cost basis of investments for federal income tax purposes is substantially the same as for financial reporting purposes and, accordingly, as of February 28, 1995, net unrealized appreciation of investments, including short-term investments, for federal income tax purposes is $3,858,690 (gross unrealized appreciation--$4,223,613 gross unrealized depreciation--$364,923).

Note 5. Capital               The Series offers Class A,
                              Class B and Class C shares. Class A shares are
sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase.
                                      -12-

   The Fund has authorized an unlimited number of shares of beneficial interest of each class at $.01 par value per share. Transactions in shares of beneficial interest for the six months ended February 28, 1995 and the fiscal year ended August 31, 1994 were as follows:

Class A                            Shares         Amount
------------------------------   ----------    ------------
Six months ended February 28, 1995:
Shares sold...................       30,755    $    345,119
Shares issued in reinvestment
  of dividends and
  distributions...............       19,309         217,346
Shares reacquired.............     (101,135)     (1,128,211)
                                 ----------    ------------
Net decrease in shares
  outstanding before
  conversion..................      (51,071)       (565,746)
Shares issued upon conversion
  from Class B................    1,842,385      20,984,765
                                 ----------    ------------
Net increase in shares
  outstanding.................    1,791,314    $ 20,419,019
                                 ----------    ------------
                                 ----------    ------------
Year ended August 31, 1994:
Shares sold...................      156,225    $  1,879,629
Shares issued in reinvestment
  of dividends and
  distributions...............       29,257         350,410
Shares reacquired.............      (55,416)       (665,858)
                                 ----------    ------------
Net increase in shares
  outstanding.................      130,066    $  1,564,181
                                 ----------    ------------
                                 ----------    ------------
Class B                            Shares         Amount
------------------------------   ----------    ------------
Six months ended February 28, 1995:
Shares sold...................      253,915    $  2,851,515
Shares issued in reinvestment
  of dividends and
  distributions...............       66,646         745,052
Shares reacquired.............     (439,506)     (4,915,389)
                                 ----------    ------------
Net decrease in shares
  outstanding before
  conversion..................     (118,945)     (1,318,827)
Shares reacquired upon
  conversion into Class A.....   (1,842,385)    (20,984,765)
                                 ----------    ------------
Net decrease in shares
  outstanding.................   (1,961,330)   $(22,303,587)
                                 ----------    ------------
                                 ----------    ------------
Year ended August 31, 1994:
Shares sold...................      679,458    $  8,157,517
Shares issued in reinvestment
  of dividends and
  distributions...............      142,601       1,714,100
Shares reacquired.............     (930,146)    (11,043,566)
                                 ----------    ------------
Net decrease in shares
  outstanding.................     (108,087)   $ (1,171,949)
                                 ----------    ------------
                                 ----------    ------------
Class C
------------------------------
Six months ended February 28, 1995:
Shares sold...................          865    $     10,008
Shares issued in reinvestment
  of dividends and
  distributions...............           25             278
                                 ----------    ------------
Net increase in shares
  outstanding.................          890    $     10,286
                                 ----------    ------------
                                 ----------    ------------
August 1, 1994* through
  August 31, 1994:
Shares sold...................           17    $        200
                                 ----------    ------------
Net increase in shares
  outstanding.................           17    $        200
                                 ----------    ------------
                                 ----------    ------------

---------------
* Commencement of offering of Class C shares.

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Financial Highlights
 (Unaudited)

                                                                              Class A
                                              ------------------------------------------------------------------------
                                                                                                           January 22,
                                               Six Months                                                     1990D
                                                 Ended                  Year Ended August 31,                through
                                              February 28,     ---------------------------------------     August 31,
                                                  1995          1994       1993       1992       1991         1990
                                              ------------     ------     ------     ------     ------     -----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period......      $  11.59       $12.44     $11.88     $11.32     $10.80       $ 10.99
                                              ------------     ------     ------     ------     ------     -----------
Income from investment operations
Net investment income.....................           .32@         .65        .67        .68        .69           .42
Net realized and unrealized gain (loss) on
  investment transactions.................           .04         (.72)       .68        .56        .52          (.19)
                                              ------------     ------     ------     ------     ------     -----------
  Total from investment operations........           .36         (.07)      1.35       1.24       1.21           .23
                                              ------------     ------     ------     ------     ------     -----------
Less distributions
Dividends from net investment income......          (.32)        (.65)      (.67)      (.68)      (.69)         (.42)
Distributions from net realized gains.....          (.06)        (.13)      (.12)        --         --            --
                                              ------------     ------     ------     ------     ------     -----------
  Total distributions.....................          (.38)        (.78)      (.79)      (.68)      (.69)         (.42)
                                              ------------     ------     ------     ------     ------     -----------
Net asset value, end of period............      $  11.57       $11.59     $12.44     $11.88     $11.32       $ 10.80
                                              ------------     ------     ------     ------     ------     -----------
                                              ------------     ------     ------     ------     ------     -----------
TOTAL RETURN#:............................          3.26%        (.59)%    11.79%     11.23%     11.45%         2.01%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...........       $28,386       $7,675     $6,622     $2,146     $1,508          $436
Average net assets (000)..................        $9,794       $7,141     $3,613     $1,758       $937          $260
Ratios to average net assets:
  Expenses, including distribution fees...           .95%*@       .89%       .92%      1.02%      1.02%          .96%*
  Expenses, excluding distribution fees...           .85%*@       .79%       .82%       .92%       .92%          .86%*
  Net investment income...................          5.82%*@      5.40%      5.58%      5.81%      6.13%         6.36%*
Portfolio turnover rate...................            14%          33%        14%        42%        25%           49%

---------------
   * Annualized.
   D Commencement of offering of Class A shares.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.
   @ Net of management fee waiver.

See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 ARIZONA SERIES
 Financial Highlights
 (Unaudited)

                                                                            Class B
                                              --------------------------------------------------------------------       Class C
                                                Six                                                                    ------------
                                               Months
                                               Ended                                                                    Six Months
                                              February                      Year Ended August 31,                         Ended
                                                28,        -------------------------------------------------------     February 28,
                                                1995        1994        1993        1992        1991        1990           1995
                                              --------     -------     -------     -------     -------     -------     ------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period......    $ 11.58      $ 12.44     $ 11.87     $ 11.32     $ 10.80     $ 10.97        $11.58
                                              --------     -------     -------     -------     -------     -------        ------
Income from investment operations
Net investment income.....................        .30 @        .60         .62         .63         .64         .65           .29@
Net realized and unrealized gain (loss) on
  investment transactions.................        .04         (.73)        .69         .55         .52        (.17)          .04
                                              --------     -------     -------     -------     -------     -------        ------
  Total from investment operations........        .34         (.13)       1.31        1.18        1.16         .48           .33
                                              --------     -------     -------     -------     -------     -------        ------
Less distributions
Dividends from net investment income......       (.30)        (.60)       (.62)       (.63)       (.64)       (.65)         (.29)
Distributions from net realized gains.....       (.06)        (.13)       (.12)         --          --          --          (.06)
                                              --------     -------     -------     -------     -------     -------        ------
  Total distributions.....................       (.36)        (.73)       (.74)       (.63)       (.64)       (.65)         (.35)
                                              --------     -------     -------     -------     -------     -------        ------
Net asset value, end of period............    $ 11.56      $ 11.58     $ 12.44     $ 11.87     $ 11.32     $ 10.80        $11.56
                                              --------     -------     -------     -------     -------     -------        ------
                                              --------     -------     -------     -------     -------     -------        ------
TOTAL RETURN#:............................       3.08%       (1.08)%     11.42%      10.68%      11.02%       4.49%         2.96%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...........    $29,327      $52,104     $57,286     $51,697     $57,209     $59,216           $10
Average net assets (000)..................    $47,411      $55,526     $53,656     $53,477     $58,973     $60,359            $9
Ratios to average net assets:
  Expenses, including distribution fees...       1.34%*@      1.29%       1.32%       1.42%       1.41%       1.30%         1.60%*@
  Expenses, excluding
    distribution fees.....................        .84%*@       .79%        .82%        .92%        .91%        .82%          .85%*@
  Net investment income...................       5.25%*@      5.40%       5.18%       5.42%       5.77%       5.99%         5.08%*@
Portfolio turnover rate...................         14%          33%         14%         42%         25%         49%           14%

                                             August 1,
                                               1994D
                                              through
                                            August 31,
                                               1994
                                            -----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period......    $ 11.60
                                            -----------
Income from investment operations
Net investment income.....................        .04
Net realized and unrealized gain (loss) on
  investment transactions.................       (.02)
                                            -----------
  Total from investment operations........        .02
                                            -----------
Less distributions
Dividends from net investment income......       (.04)
Distributions from net realized gains.....         --
                                            -----------
  Total distributions.....................       (.04)
                                            -----------
Net asset value, end of period............    $ 11.58
                                            -----------
                                            -----------
TOTAL RETURN#:............................       0.10%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...........       $200@@
Average net assets (000)..................       $199@@
Ratios to average net assets:
  Expenses, including distribution fees...       1.90%*
  Expenses, excluding
    distribution fees.....................       1.14%*
  Net investment income...................       6.34%*
Portfolio turnover rate...................         33%

---------------
   * Annualized.
   D Commencement of offering of Class C shares.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.
   @ Net of management fee waiver.
  @@ Figures are actual and not rounded to the nearest thousand.

See Notes to Financial Statements.
                                      -15-

Trustees
Edward D. Beach
Eugene C. Dorsey
Delayne Dedrick Gold
Harry A. Jacobs, Jr.
Lawrence C. McQuade
Thomas T. Mooney
Thomas H. O'Brien
Richard A. Redeker
Nancy H. Teeters

Officers
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary
Ronald Amblard, Assistant Secretary
Deborah A. Docs, Assistant Secretary

Manager
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

Investment Adviser
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

Distributors
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

Custodian
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

Transfer Agent
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

Independent Accountants
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Legal Counsel
Gardner, Carton & Douglas
Quaker Tower
321 North Clark Street
Chicago, IL 60610-4795

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292
Toll Free (800) 225-1852, Collect (908) 417-7555

The accompanying financial statements as of February 28, 1995, were not audited and, accordingly, no opinion is expressed on them.

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

74435M101                           MF117E2
74435M200         (LOGO)            Cat. #6426313
74435M598

SEMI ANNUAL REPORT                          February 28, 1995

      Prudential
       Municipal
      Series Fund
-------------------------

(ICON)

     Georgia Series

(LOGO)

Letter to Shareholders

April 3, 1995

Dear Shareholder:

A powerful rally swept through the tax-exempt municipal bond market this winter, lifting the value of your shares as interest rates fell and newly-issued tax-exempt bonds have become scarce. We are pleased to report that your Prudential Municipal Series Fund -- Georgia Series has earned a positive total return, performing better than the average Georgia municipal bond fund as measured by Lipper Analytical Services, Inc.

Less Means More...
For You!

Prudential mutual fund shareholders will be seeing total returns increase in the months to come, thanks to a reduction in Fund management expenses. Prudential Mutual Funds lowered the rate on January 1, 1995, to 0.45% from 0.50%.
It is our way of showing you that we appreciate your business and that we remain committed to managing the Fund for your benefit.


                           CUMULATIVE TOTAL RETURNS1
                            As of February 28, 1995
                Six Months    1 Year    5 Years    10 Years    Since Inception2
Class A            3.1%        1.2%      41.9%        N/A           42.5%
Class B            2.8%        0.7%      38.9%       118.9%        133.2%
Class C            2.6%        N/A        N/A         N/A            2.5%
Lipper GA
 Muni. Avg3        2.4%        0.4%      42.2%       118.7%        129.8%

                AVERAGE ANNUAL TOTAL RETURNS1
                   As of March 31, 1995
           1 Year     5 Years     10 Years     Since Inception2
Class A     3.3%       6.8%         N/A              6.6%
Class B     1.0%       6.9%         8.2%             8.5%
Class C     N/A        N/A          N/A              2.3%

Past performance is not indicative of future results. Principal and investment return will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

1 Source: Prudential Mutual Fund Management, Inc. and Lipper Analytical Services, Inc. The cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges. The Series charges a maximum front-end sales load of 3% for Class A shares. Class B shares are subject to a contingent deferred sales charge of 5%, 4%, 3%, 2%, 1% and 1% for six years. Class C shares have a 1% CDSC for one year. Class B shares will automatically convert to Class A shares on a quarterly basis, after approximately seven years.

2Inception dates: 1/22/90 Class A; 9/25/84 Class B; 8/1/94 Class C.

3Lipper average returns are for 26 funds for six months, 22 funds for one year, 6 funds for five years, 1 funds for 10 years, and 1 funds since inception of Class B shares on 9/25/84.

Our Objective.

The Series seeks maximum income exempt from Georgia state and federal income taxes consistent with preservation of capital. Certain shareholders may be subject to the federal alternative minimum tax. The Series will invest primarily in Georgia state, municipal and local government obligations and obligations of U.S. territories (such as Puerto Rico, the U.S. Virgin Islands and Guam), the income from which is also exempt from federal and Georgia state income taxes.

New Year Opens With Bond Rally.

What a difference six months can make! When we last reported to you, the tax-exempt bond market was in turmoil because interest rates were rising sharply, and prices (which move in the opposite direction of interest rates) were falling sharply.

Volatility escalated last year when the Federal Reserve started to increase short-term interest rates in a pre-emptive strike against inflation. By November, after the Federal Reserve's sixth increase in the federal funds rate (the interbank overnight lending rate), investors began to believe that the economy was showing signs of slowing. As a result, long-term interest rates in the tax-exempt bond market started to fall.

Long-term rates fell dramatically, and have continued to do so even though the Federal Reserve raised short-term rates again on February 1, 1995. In fact, on March 2, the Bond Buyer's Revenue Bond Index sank to 6.3% -- its lowest since last June. That's more than a full percentage point below its 1994 high -- 7.4% recorded on November 17, 1994.


On the Hill:

In 1995, Congress will most likely consider an initiative that would restore full income tax deductibility for individual retirement account (IRA) contributions for middle-income wage earners. In addition, Congress may also consider the creation of a new tax-deferred savings account called the "American Dream Savings
Account." Prudential Mutual Funds supports both of these proposals, and we urge you to share your opinion with your Congressional representatives.
We will keep you updated on these initiatives as they make their way through the legislative process.

What We Did As Interest Rates Moved.

During this period of fluctuation, the Series sought to stabilize asset values by maintaining a balance between bonds with higher coupons and those with lower coupons, sometimes called premium and discount bonds. The higher yielding premium bonds help cushion the impact of rising interest rates while the lower coupon or discount bonds offer price appreciation potential when interest rates decline.

Smaller Supply Supports Market, Too.

The tax-exempt municipal bond market has also been helped recently by a scarcity of new supply. Last year's higher interest rates made many issuers reluctant to borrow money. In fact, the Revenue Bond Index rose dramatically to 6.9% from 5.5% -- nearly one and a half percentage points. As a result, the level of new bonds issued nationwide fell by 44% and in Georgia by 38%.

As bond prices fell late last year, the Series looked for bargains, and then put its cash to work, reducing cash as a percentage of assets to virtually zero from 4%. In addition, the Series sold its housing bonds, because they were expected to decline in value because supply would increase, and purchased revenue bonds in the health care sector because supply of hospital bonds was decreasing.

A Tax Reminder...

As a result of the Revenue Reconciliation Act of 1993, it is possible that this year you may have some taxable income from your normally tax-exempt municipal bond fund. The law stipulates that the portion of any gain realized on the sale or retirement of a tax-exempt bond purchased at a market discount to its face value may be taxed as ordinary income. The law affects bonds purchased after April 30, 1993.

Georgia:  A Winner Prepares for the 1996 Olympics.

Georgia is among the states with the highest credit ratings, and it continues to enjoy stable economic growth. Its economy is well diversified among the manufacturing, trade and service sectors. Much of the state's growth has been focused on Atlanta, where the 1996 Olympic Games will be played.

The state's budget has been quite stable as well. A lottery approved by voters in 1992 was so successful that it netted $360 million in 1994, far more than double the $139 million projected. The proceeds will help finance education. The state's budget is balanced, and is healthy enough to fund new programs and prisons. In fact, income tax cuts and the exemption of food from the sales tax may be considered this year. This favorable budget outlook makes bonds that can be repaid with state appropriations more attractive.

The Outlook.

Tax-exempt municipal bonds have rallied substantially this winter. In fact, the Lehman Brothers Municipal Bond Index has increased 2.8% over the last six months. That is a substantial relief to investors who weathered sharply rising interest rates and falling bond prices in 1994.We expect long-term interest rates to stabilize in the year ahead, as investors continue to gain confidence that the Federal Reserve is satisfied that it has inflation under control. In addition, we believe the supply of tax-exempt municipals will continue to contract, which should also provide an additional reward to investors by supporting prices.

As always, it is a pleasure to work for you. We thank you for remaining with the Prudential Municipal Series Fund -- Georgia Series through a most difficult 1994. We appreciate the confidence you have shown in us.

Fund Update

Starting in February 1995, Class B shareholders may have begun to notice a change in their Fund holdings. That's when Class B shares began to automatically convert to Class A shares, on a quarterly basis, approximately seven years after purchase. As you may know, Class A shares generally carry lower annual distribution expenses than Class B shares.
Accordingly, after conversion you will earn higher total returns on your investment than you would have as a Class B shareholder.

Following the May cycle, conversions of eligible
Class B shares and special exchanges of Class B and C shares will take place each calendar quarter
(March, June, September and December) starting in
September 1995.


Sincerely,

Lawrence C. McQuade
President

Marie Conti
Portfolio Manager

PORTFOLIO                                             Q&A
                                                      (PICTURE)
                                                      Dennis Bushe

Many investors avoided bond funds in the past year, fearing that rising interest rates would erode their returns and add volatility to their investment portfolio. If you are contemplating putting cash into the bond market -- in taxable or tax-exempt securities -- you might want to consider some of the following points. We talked with Prudential Mutual Funds chief fixed income strategist Dennis Bushe about why bonds and bond mutual funds may make sense in today's investment environment.

Q. Why are bonds an attractive buy right now?

A. First, bond prices corrected in 1994, which put interest rates at very attractive levels in 1995. Second, real rates of return (the interest rate minus the inflation rate) are still very high historically. According to Ibbotson Associates, a nationally recognized investment analysis firm, the annual inflation-adjusted return on bonds from 1926 to 1994 was between 2.5% and 3.0%. Today's investors receive over 4.5% in total inflation-adjusted, annualized total return. Of course, these numbers are just for illustration, but they show how much higher interest rates improve bond total returns when inflation is only 2.7%, as measured by the Consumer Price Index. And beating inflation is one primary goal of long-term investing.

Q. Why buy a bond fund instead of an individual bond?

A. One of the biggest risks to bond investing is credit quality. Of course you can avoid virtually all credit risk in a government bond fund, but some investors need higher income than Uncle Sam provides. Bond funds help manage this risk, and that may be especially important in 1995. First of all, if the U.S. economy is beginning to slow down, as many economists believe, then credit quality is a concern. A credit team becomes very valuable, carefully selecting bonds in different sectors and industries for bond portfolios. In addition, few individual investors have the resources or clout to continually monitor companies, unearth possible credit problems before they surface, and negotiate favorable terms with troubled issuers -- a bond fund does. Finally, the diversification of a bond fund may help investors avoid wide price swings if one holding does experience financial difficulties.

PRUDENTIAL MUNICIPAL SERIES FUND                   Portfolio of Investments
GEORGIA SERIES                                February 28, 1995 (Unaudited)

              Principal

  Moody's      Amount                                   Value
   Rating       (000)          Description (a)         (Note 1)
                           LONG-TERM INVESTMENTS--98.2%
                           Atlanta, Gen. Oblig.,
Aa             $    585    7.10%, 12/1/10..........  $   644,325
                           Atlanta Urban Res. Fin.
                             Auth.,
                           Clark Atlanta Univ.
                             Dorm. Proj.,
NR                  935D   9.25%, 6/1/10...........    1,131,032
                           Atlanta Wtr. & Swr.
                             Rev.,
Aa                  500    4.75%, 1/1/23...........      407,210
                           Burke Cnty. Dev. Auth.,
                             Georgia Pwr. Co.,
Aaa                 500    6.625%, 10/1/24.........      512,945
                           Clarke Cnty. Sch. Dist.,
Aaa                 425    5.50%, 7/1/08,
                             F.G.I.C...............      418,260
                           Clayton Cnty. Wtr.
                             Auth.,
                             Wtr. & Sewage Rev.,
Aaa                 500D   6.65%, 5/1/12...........      548,880
                           Cobb Cnty. Kennestone
                             Hosp.,
                             Auth. Rev.,
                           5.00%, 4/1/24, Ser. A,
                             M.B.I.A...............      632,895
Aaa                 750
                           Columbus Hosp. Auth.
                             Rev.,
                             Antic. Cert., St.,
                             Francis Hosp.,
Aaa                 500D   8.25%, 1/1/07, B.I.G....      540,000
                           DeKalb Cnty. Wtr. & Swr.
                             Rev.,
Aa                  750    5.25%, 10/1/23..........      666,030
                           DeKalb Private Hosp.
                             Auth. Rev.,
                             Wesley Svcs. Inc.
                             Proj.,
Aa3                 500    8.25%, 9/1/15...........      526,200
                           Douglasville-Douglas
                             Cnty.
                             Wtr. & Swr. Auth.
                             Rev.,
Aaa                 750    5.625%, 6/1/15,
                             A.M.B.A.C.............      719,730
                           Forsyth Cnty. Sch. Dist.
                             Dev. Rev.,
A1                  500    6.75%, 7/1/16, Ser. A...      548,570
                           Fulco Hosp. Auth. Rev.,
                             Antic.
                             Cert., Baptist Hlth.,
Baa1                750    6.375%, 9/1/22, Ser.
                             B.....................      648,465
                           Shepherd Spinal Ctr.
                             Proj.,
Aa3                 750    7.75%, 10/1/08, Ser.
                             A.....................      790,140
                           Fulton Cnty. Bldg. Auth. Rev.,
                             Human Res. & Gov't. Facs. Proj.,
Aa             $    250    7.00%, 1/1/10...........  $   269,790
                           Judicial Ctr. Proj.,
Aa                1,325    Zero Coupon, 1/1/11.....      524,196
                           Fulton Cnty. Sch. Dist.
                             Rev.,
                             Lindbrook Square
                             Fndtn.,
Aa                  750@   6.375%, 5/1/17..........      804,315
                           Georgia Metro. Atl.
                             Rapid Trans. Auth.
                             Rev.,
Aaa                 500    6.90%, 7/1/20...........      536,155
                           Georgia Mun. Elec. Auth.
                             Pwr.
                             Rev. Ref.,
A1                  250    5.30%, 1/1/07, Ser. Z...      234,890
A1                  250    6.00%, 1/1/14, Ser. A...      246,095
A1                  475    6.25%, 1/1/17, Ser. B...      485,222
                           Georgia Mun. Gas Auth.
                             Rev.,
                             Southern Storage Gas
                             Proj.,
A-*                 600    6.40%, 7/1/14...........      593,370
                           Green Cnty. Dev. Auth.,
                             Ind. Park Rev.,
NR                  635    6.875%, 2/1/04..........      688,442
                           Hancock County Georgia,
AA*                 500    6.70%, 4/1/15...........      518,580
                           Henry Cnty. Sch. Dist.
                             Dev. Rev.,
A                   750    6.45%, 8/1/11, Ser. A...      787,297
                           Houston Cnty. Georgia
                             Sch. Dist.,
                             Intergovernmental
                             Contract Trust,
Aaa                 250    6.00%, 3/1/14,
                             M.B.I.A...............      251,598
                           Marietta Dev. Auth.
                             Rev.,
                             Life Coll. Inc. Proj.,
Aaa                 500    7.20%, 12/1/09,
                             C.G.I.C...............      538,460
                           Peach Cnty. Sch. Dist.,
Aaa                 500    6.40%, 2/1/19,
                             M.B.I.A...............      515,970
                           Puerto Rico Comnwlth.,
                             Gen Oblig.,
Aaa                 750    5.50%, 7/1/13,
                             M.B.I.A...............      725,550
Aaa                 450DD  7.382%, 7/1/20,
                             F.S.A.................      429,750

                                      -6-     See Notes to Financial Statements.

PRUDENTIAL MUNICIPAL SERIES FUND
GEORGIA SERIES

              Principal
  Moody's      Amount                                   Value
   Rating       (000)          Description (a)         (Note 1)
                           Savannah Hosp. Auth.
                             Rev.,
                             Candler Hosp.,
Baa            $    500    7.00%, 1/1/23...........  $   481,025
                           Toombs Cnty. Hosp.,
                             Dr. John Meadows Mem.
                             Hosp.,
BBB*                500    7.00%, 12/1/17..........      478,055
                           Virgin Islands Pub. Fin.
                             Auth.
                             Rev., Hwy. Trans.
                             Trust Fund,
NR                  200    7.25%, 10/1/18, Ser.
                             A.....................      206,532
                                                     -----------
                           Total Investments--98.2%
                           (cost $17,427,804; Note
                             4)....................   18,049,974
                           Other assets in excess
                             of
                             liabilities--1.8%.....      324,032
                                                     -----------
                           Net Assets--100%........  $18,374,006
                                                     -----------
                                                     -----------

(a) The following abbreviations are used in portfolio descriptions:
    A.M.B.A.C.--American Municipal Bond Assurance Corporation.
    B.I.G.--Bond Investors Guaranty Insurance Company.
    C.G.I.C.--Capital Guaranty Insurance Company.
    F.G.I.C.--Financial Guaranty Insurance Company.
    F.S.A.--Financial Security Assurance.
    G.N.M.A.--Government National Mortgage Association.
    M.B.I.A.--Municipal Bond Insurance Association.
          * Standard & Poor's rating.
          @ Pledged as initial margin on futures contracts.
          D Prerefunded issues are secured by escrowed cash
            and/or direct U.S. guaranteed obligations.
         DD Inverse floating rate bond. The coupon is
            inversely indexed to a floating interest rate.
            The rate shown is the rate at period end.
NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.
                                      -7-     See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Statement of Assets and Liabilities
 (Unaudited)

Assets                                                                                    February 28, 1995
                                                                                          -----------------
Investments, at value (cost $17,427,804)...............................................      $18,049,974
Cash...................................................................................           41,387
Interest receivable....................................................................          305,359
Deferred expenses and other assets.....................................................              594
                                                                                          -----------------
    Total assets.......................................................................       18,397,314
                                                                                          -----------------
Liabilities
Management fee payable.................................................................            6,288
Dividends payable......................................................................            5,967
Distribution fee payable...............................................................            4,538
Due to broker-variation margin.........................................................            2,250
Accrued expenses.......................................................................            2,186
Deferred trustee's fees................................................................            1,300
Payable for Series shares reacquired...................................................              779
                                                                                          -----------------
    Total liabilities..................................................................           23,308
                                                                                          -----------------
Net Assets.............................................................................      $18,374,006
                                                                                          -----------------
                                                                                          -----------------
Net assets were comprised of:
  Shares of beneficial interest, at par................................................      $    16,369
  Paid-in capital in excess of par.....................................................       17,840,278
                                                                                          -----------------
                                                                                              17,856,647
  Accumulated net realized loss on investments.........................................          (74,248)
  Net unrealized appreciation on investments...........................................          591,607
                                                                                          -----------------
  Net assets, February 28, 1995........................................................      $18,374,006
                                                                                          -----------------
                                                                                          -----------------
Class A:
  Net asset value and redemption price per share
    ($10,012,285 / 891,724 shares of beneficial interest issued and outstanding).......           $11.23
  Maximum sales charge (3.0% of offering price)........................................              .35
                                                                                          -----------------
  Maximum offering price to public.....................................................           $11.58
                                                                                          -----------------
                                                                                          -----------------
Class B:
  Net asset value, offering price and redemption price per share
    ($8,361,519 / 745,122 shares of beneficial interest issued and outstanding)........           $11.22
                                                                                          -----------------
                                                                                          -----------------
Class C:
  Net asset value, offering price and redemption price per share
    ($202 / 18 shares of beneficial interest issued and outstanding)...................           $11.22
                                                                                          -----------------
                                                                                          -----------------

See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Statement of Operations
 (Unaudited)

                                            Six Months
                                               Ended
Net Investment Income                    February 28, 1995
                                         -----------------
Income
  Interest...........................        $ 627,125
                                         -----------------
Expenses
  Management fee (net of fee waiver
  of $1,456).........................           45,073
  Distribution fee--Class A..........            1,063
  Distribution fee--Class B..........           41,213
  Distribution fee--Class C..........                1
  Custodian's fees and expenses......           32,000
  Registration fees..................           14,000
  Reports to shareholders............           12,000
  Transfer agent's fees and
  expenses...........................            8,000
  Audit fee..........................            5,300
  Legal fees.........................            5,000
  Trustees' fees.....................            1,600
  Miscellaneous......................            2,627
                                         -----------------
    Total expenses...................          167,877
Less: expense subsidy (Note 5).......           (6,080)
                                         -----------------
  Net expenses.......................          161,797
                                         -----------------
Net investment income................          465,328
                                         -----------------
Realized and Unrealized Gain (Loss)
on Investments
Net realized gain (loss) on:
  Investment transactions............          (70,082)
  Financial futures transactions.....           68,524
                                         -----------------
                                                (1,558)
                                         -----------------
Net change in unrealized appreciation
  on:
  Investments........................           (8,530)
  Financial futures contracts........          (47,719)
                                         -----------------
                                               (56,249)
                                         -----------------
Net loss on investments..............          (57,807)
                                         -----------------
Net Increase in Net Assets
Resulting from Operations............        $ 407,521
                                         -----------------
                                         -----------------

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Statement of Changes in Net Assets
 (Unaudited)

                             Six Months
                               Ended        Year Ended
Increase (Decrease)         February 28,    August 31,
in Net Assets                   1995           1994
                            ------------    -----------
Operations
  Net investment income...  $    465,328    $   982,702
  Net realized loss on
    investment
    transactions..........        (1,558)        (3,540)
  Net change in unrealized
    appreciation of
    investments...........       (56,249)    (1,407,842)
                            ------------    -----------
  Net increase (decrease)
    in net assets
    resulting from
    operations............       407,521       (428,680)
                            ------------    -----------
Dividends and distributions (Note 1)
  Dividends from net
    investment income
    Class A...............       (60,081)       (55,820)
    Class B...............      (405,243)      (926,882)
    Class C...............            (4)            --
                            ------------    -----------
                                (465,328)      (982,702)
                            ------------    -----------
  Distributions from net
    realized gains
    Class A...............            --        (15,680)
    Class B...............            --       (302,050)
                            ------------    -----------
                                      --       (317,730)
                            ------------    -----------
Series share transactions
  (net of
  share conversion) (Note
  6)
  Net proceeds from shares
    sold..................       565,062      3,261,528
  Net asset value of
    shares issued in
    reinvestment of
    dividends and
    distributions.........       302,268        863,092
  Cost of shares
    reacquired............    (3,138,928)    (3,609,847)
                            ------------    -----------
  Net increase (decrease)
    in net assets from
    Series share
    transactions..........    (2,271,598)       514,773
                            ------------    -----------
Total decrease............    (2,329,405)    (1,214,339)
Net Assets
Beginning of period.......    20,703,411     21,917,750
                            ------------    -----------
End of period.............  $ 18,374,006    $20,703,411
                            ------------    -----------
                            ------------    -----------

See Notes to Financial Statements.        See Notes to Financial Statements.
                                      -9-

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Notes to Financial Statements
 (Unaudited)
   Prudential Municipal Series Fund (the "Fund") is registered under the Investment Company Act of 1940, as an open-end investment company. The Fund was organized as a Massachusetts business trust on May 18, 1984 and consists of seventeen series. The monies of each series are invested in separate, independently managed portfolios. The Georgia Series (the "Series") commenced investment operations in September, 1984. The Series is diversified and seeks to achieve its investment objective of obtaining the maximum amount of income exempt from federal and applicable state income taxes with the minimum of risk by investing in "investment grade" tax-exempt securities whose ratings are within the four highest ratings categories by a nationally recognized statistical rating organization or, if not rated, are of comparable quality. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by economic developments in a specific state, industry or region.

Note 1. Accounting            The following is a summary
Policies                      of significant accounting pol-
                              icies followed by the Fund, and the Series, in the
preparation of its financial statements.
Securities Valuations: The Series values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Trustees.
   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.
   All securities are valued as of 4:15 P.M., New York time.
Financial Futures Contracts: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Series is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Series each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain (loss) on financial futures contracts.
   The Series invests in financial futures contracts in order to hedge its existing portfolio securities, or securities the Series intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Series may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.
Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. The Series amortizes premiums and original issue discount paid on purchases of portfolio securities as adjustments to interest income.
   Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day. Federal Income Taxes: For federal income tax purposes, each series in the Fund is treated as a separate taxpaying entity. It is the intent of the Series to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to shareholders. For this reason and because substantially all of the Series' gross income consists of tax-exempt interest, no federal income tax provision is required.
                                      -10-

Dividends and Distributions: The Series declares daily dividends from net investment income. Payment of dividends is made monthly. Distributions of net capital gains, if any, are made annually.
   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

Note 2. Agreements            The Fund has a manage-
                              ment agreement with Prudential Mutual Fund
Management, Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.
   The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the average daily net assets of the Series. Effective January 1, 1995, PMF has agreed to waive a portion (.05 of 1% of the Series' average daily net assets) of its management fee, which amounted to $1,456 ($0.001 per share). The Series is not required to reimburse PMF for such waiver.
   The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution, (the "Class A, B and C Plans") regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.
   Pursuant to the Class A, B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the six months ended February 28, 1995.
   PMFD has advised the Series that it has received approximately $4,400 in front-end sales charges resulting from sales of Class A shares during the six months ended February 28, 1995. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.
   PSI has advised the Series that for the six months ended February 28, 1995, it received approximately $71,100 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.
   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. ("PMFS"), a
with Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent. During
the six months ended February 28, 1995, the Series incurred fees of approximately $7,000 for the services of PMFS. As of February 28, 1995, approximately $1,000 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             Purchases and sales of port-
Securities                    folio securities of the Series,
                              excluding short-term investments, for the six
months ended February 28, 1995 were $1,497,595 and $3,506,800, respectively.
   The cost basis of investments for federal income tax purposes at February 28, 1995 was substantially the same as the basis for financial reporting purposes and, accordingly, net unrealized appreciation of investments for federal income tax purposes is $622,170 (gross unrealized appreciation--$907,300, gross unrealized depreciation--$285,130).
   At February 28, 1995, the Series sold 6 financial futures contracts on the Municipal Bond Index expiring in March 1995. The value at disposition of such contracts was $593,250. The value of such contracts on February 28, 1995 was $623,813, thereby resulting in an unrealized loss of $30,563.
   The Fund elected to treat net capital losses of approximately $45,000 incurred in the ten month period ended August 31, 1994 as having occurred in the current fiscal year.

Note 5. Expense               Beginning January 1, 1995,
Subsidy                       PMF has agreed to subsidize
                              expenses so that total Series' operating expenses
do not exceed 1.35%, 1.75% and 2.00% of the average daily net assets of the Class A, Class

B and Class C shares, respectively. Prior to January 1, 1995, PMF subsidized 1.40%, 1.80% and 2.05% of the average daily net assets of the Class A, Class B and Class C shares, respectively. For the six months ended February 28, 1995, PMF subsidized $6,080 ($0.004 per share; 0.06% of average net assets) of the Series' expenses.

Note 6. Capital               The Series currently offers
                              Class A, Class B and Class C shares. Class A
shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Commencing in February 1995, Class B shares automatically convert to Class A shares on a quarterly basis approximately seven years after purchase.
   The Fund has authorized an unlimited number of shares of beneficial interest of each class at $.01 par value per share.
   Transactions in shares of beneficial interest for the six months ended February 28, 1995 and the fiscal year ended August 31, 1994 were as follows:

Class A                            Shares         Amount
------------------------------   ----------    ------------
Six months ended
  February 28, 1995:
Shares sold...................        4,728    $     50,728
Shares issued in reinvestment
  of
  dividends...................        3,314          36,425
Shares reacquired.............      (22,535)       (238,098)
                                 ----------    ------------
Net decrease in shares
  outstanding before
  conversion..................      (14,493)       (150,945)
Shares issued upon conversion
  from Class B................      800,662       8,855,319
                                 ----------    ------------
Net increase in shares
  outstanding.................      786,169    $  8,704,374
                                 ----------    ------------
                                 ----------    ------------
Year ended August 31, 1994:
Shares sold...................       40,971    $    479,185
Shares issued in reinvestment
  of
  dividends and
  distributions...............        3,476          40,440
Shares reacquired.............      (30,202)       (352,696)
                                 ----------    ------------
Net increase in shares
  outstanding.................       14,245    $    166,929
                                 ----------    ------------
                                 ----------    ------------

Class B                            Shares         Amount
------------------------------   ----------    ------------
Six months ended
  February 28, 1995:
Shares sold...................       47,971    $    514,334
Shares issued in reinvestment
  of
  dividends...................       24,776         265,841
Shares reacquired.............     (271,182)     (2,900,830)
                                 ----------    ------------
Net decrease in shares
  outstanding before
  conversion..................     (198,435)     (2,120,655)
Shares reacquired upon
  conversion into Class A.....     (800,662)     (8,855,319)
                                 ----------    ------------
Net decrease in shares
  outstanding.................     (999,097)   $(10,975,974)
                                 ----------    ------------
                                 ----------    ------------
Year ended August 31, 1994:
Shares sold...................      237,894    $  2,782,143
Shares issued in reinvestment
  of
  dividends and
  distributions...............       70,614         822,652
Shares reacquired.............     (281,823)     (3,257,151)
                                 ----------    ------------
Net increase in shares
  outstanding.................       26,685    $    347,644
                                 ----------    ------------
                                 ----------    ------------

Class C
------------------------------
Six months ended
  February 28, 1995:
Shares issued in reinvestment
  of
  dividends...................           --    $          2
                                 ----------    ------------
                                 ----------    ------------
August 1, 1994* through
  August 31, 1994:
Shares sold...................           18    $        200
                                 ----------    ------------
                                 ----------    ------------
---------------
* Commencement of offering of Class C shares.

                                      -12-

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Financial Highlights
 (Unaudited)

                                                                                 Class A
                                                 ------------------------------------------------------------------------
                                                                                                              January 22,
                                                  Six Months                                                    1990DD
                                                    Ended                  Year Ended August 31,                Through
                                                 February 28,     ---------------------------------------     August 31,
                                                     1995          1994       1993       1992       1991         1990
                                                 ------------     ------     ------     ------     ------     -----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period.........      $  11.19       $12.12     $11.69     $11.39     $11.05       $ 11.26
                                                 ------------     ------     ------     ------     ------     -----------
Income from investment operations
Net investment income........................           .28D         .57        .62        .65D       .64           .41
Net realized and unrealized gain (loss) on
  investment
  transactions...............................           .04         (.76)       .85        .54        .43          (.21)
                                                 ------------     ------     ------     ------     ------     -----------
  Total from investment operations...........           .32         (.19)      1.47       1.19       1.07           .20
                                                 ------------     ------     ------     ------     ------     -----------
Less distributions
Dividends from net investment income.........          (.28)        (.57)      (.62)      (.65)      (.64)         (.41)
Distributions from net realized gains........            --         (.17)      (.42)      (.24)      (.09)           --
                                                 ------------     ------     ------     ------     ------     -----------
  Total distributions........................          (.28)        (.74)     (1.04)      (.89)      (.73)         (.41)
                                                 ------------     ------     ------     ------     ------     -----------
Net asset value, end of period...............      $  11.23       $11.19     $12.12     $11.69     $11.39       $ 11.05
                                                 ------------     ------     ------     ------     ------     -----------
                                                 ------------     ------     ------     ------     ------     -----------
TOTAL RETURN#:...............................          3.06%       (1.58)%    13.28%     10.84%     10.03%         1.71%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)..............      $ 10,012       $1,182     $1,107     $  177     $  102       $    83
Average net assets (000).....................      $  2,144       $1,134     $  475     $  155     $   98       $    21
Ratios to average net assets:
  Expenses, including distribution fees......          1.38%*/D     1.30%      1.27%      1.24%D     1.70%         1.46%*
  Expenses, excluding distribution fees......          1.28%*/D     1.20%      1.17%      1.14%D     1.60%         1.36%*
  Net investment income......................          5.33%*/D     4.92%      5.29%      5.68%D     5.67%         5.92%*
Portfolio turnover...........................             8%          27%        41%        58%        33%           49%
---------------

    * Annualized.
    D Net of expense subsidy/fee waiver.
   DD Commencement of offering of Class A shares.
    # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 GEORGIA SERIES
 Financial Highlights
 (Unaudited)

                                                                                 Class B
                                                 ------------------------------------------------------------------------
                                                  Six Months
                                                    Ended                          Year Ended August 31,
                                                 February 28,     -------------------------------------------------------
                                                     1995          1994        1993        1992        1991        1990
                                                 ------------     -------     -------     -------     -------     -------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period.........      $  11.19       $ 12.12     $ 11.69     $ 11.39     $ 11.05     $ 11.23
                                                 ------------     -------     -------     -------     -------     -------
Income from investment operations
Net investment income........................           .26D          .52         .57         .61D        .60         .65
Net realized and unrealized gain (loss) on
  investment
  transactions...............................           .03          (.76)        .85         .54         .43        (.18)
                                                 ------------     -------     -------     -------     -------     -------
  Total from investment operations...........           .29          (.24)       1.42        1.15        1.03         .47
                                                 ------------     -------     -------     -------     -------     -------
Less distributions
Dividends from net investment income.........          (.26)         (.52)       (.57)       (.61)       (.60)       (.65)
Distributions from net realized gains........            --          (.17)       (.42)       (.24)       (.09)         --
                                                 ------------     -------     -------     -------     -------     -------
  Total distributions........................          (.26)         (.69)       (.99)       (.85)       (.69)       (.65)
                                                 ------------     -------     -------     -------     -------     -------
Net asset value, end of period...............      $  11.22       $ 11.19     $ 12.12     $ 11.69     $ 11.39     $ 11.05
                                                 ------------     -------     -------     -------     -------     -------
                                                 ------------     -------     -------     -------     -------     -------
TOTAL RETURN#:...............................          2.77%        (1.98)%     12.83%      10.40%       9.57%       4.18%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)..............      $  8,362       $19,522     $20,811     $17,702     $17,722     $20,310
Average net assets (000).....................      $ 16,622       $20,492     $18,437     $17,436     $19,008     $22,614
Ratios to average net assets:
  Expenses, including distribution fees......          1.78%*/D      1.70%       1.67%       1.64%D      2.08%       1.67%
  Expenses, excluding distribution fees......          1.28%*/D      1.20%       1.17%       1.14%D      1.58%       1.22%
  Net investment income......................          4.93%*/D      4.52%       4.89%       5.28%D      5.36%       5.85%
Portfolio turnover...........................             8%           27%         41%         58%         33%         49%
---------------

                                                         Class C
                                               ---------------------------
                                                                August 1,
                                                Six Months        1994DD
                                                  Ended          Through
                                               February 28,     August 31,
                                                   1995            1994
                                               ------------     ----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period.........    $  11.19        $   11.23
                                               ------------     ----------
Income from investment operations
Net investment income........................         .24D             .04
Net realized and unrealized gain (loss) on
  investment
  transactions...............................         .03             (.04)
                                               ------------     ----------
  Total from investment operations...........         .27               --
                                               ------------     ----------
Less distributions
Dividends from net investment income.........        (.24)            (.04)
Distributions from net realized gains........          --               --
                                               ------------     ----------
  Total distributions........................        (.24)            (.04)
                                               ------------     ----------
Net asset value, end of period...............    $  11.22        $   11.19
                                               ------------     ----------
                                               ------------     ----------
TOTAL RETURN#:...............................        2.58%           (0.06)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)..............    $    202@       $     200@
Average net assets (000).....................    $    193@       $     199@
Ratios to average net assets:
  Expenses, including distribution fees......        2.03%*/D         2.05%*
  Expenses, excluding distribution fees......        1.28%*/D         1.30%*
  Net investment income......................        4.68%*/D         4.68%*
Portfolio turnover...........................           8%              27%
---------------

    * Annualized.
    D Net of expense subsidy/fee waiver.
   DD Commencement of offering of Class C shares.
    # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.
    @ Figures are actual and are not rounded to the nearest thousand.


See Notes to Financial Statements.
                                      -14-

Trustees
Edward D. Beach
Eugene C. Dorsey
Delayne Dedrick Gold
Harry A. Jacobs, Jr.
Lawrence C. McQuade
Thomas T. Mooney
Thomas H. O'Brien
Richard A. Redeker
Nancy H. Teeters

Officers
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary
Ronald Amblard, Assistant Secretary
Deborah A. Docs, Assistant Secretary

Manager
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

Investment Adviser
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

Distributors
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

Custodian
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

Transfer Agent
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

Independent Accountants
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Legal Counsel
Gardner, Carton & Douglas
Quaker Tower
321 North Clark Street
Chicago, IL 60610-4795

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292
Toll Free (800) 225-1852, Collect (908) 417-7555

The accompanying financial statements as of February 28, 1995, were not audited and, accordingly, no opinion is expressed on them.

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

74435M309
74435M408                            MF118E2
74435M580       (LOGO)         Cat. #642851X

SEMI ANNUAL REPORT                             February 28, 1995

        Prudential
        Municipal
       Series Fund
------------------------

        (PICTURE)

    Minnesota Series

(LOGO)

Letter to Shareholders

April 3, 1995

Dear Shareholder:

A powerful rally swept through the tax-exempt municipal bond market this winter, lifting the value of your shares as interest rates fell and newly-issued tax-exempt bonds became scarce. We are pleased to report that your Prudential Municipal Series Fund -- Minnesota Series has produced a positive total return. The Series did finish behind the average Minnesota municipal bond fund as measured by Lipper Analytical Services, Inc., because it held securities with maturities that were shorter than the average.

(GRAPH)

Less Means More...
For You!

Prudential mutual fund shareholders will be seeing total returns increase in the months to come, thanks to a reduction in Fund management expenses. Prudential
Mutual Funds lowered the rate on January
1, 1995, to 0.45% from 0.50%.  It is our
way of showing you that we appreciate your business and that we remain committed to managing the Fund for your benefit.

                         CUMULATIVE  TOTAL RETURNS1
                          As of February 28, 1995
            Six Months     1 Year     5 Years     10 Years     Since Inception2
Class A        2.2%         0.6%       36.8%        N/A             37.7%
Class B        2.0%         0.2%       34.1%       108.5%          118.9%
Class C        1.8%         N/A         N/A         N/A              1.7%
Lipper MN
 Muni. Avg3    2.46%        1.07%      41.40%     124.65%         140.06%

                  AVERAGE ANNUAL TOTAL RETURNS1
                      As of March 31, 1995

                 1 Year     5 Years      10 Years     Since Inception2
Class A           2.1%       6.0%           N/A             5.9%
Class B          -0.2%       6.0%           7.7%            7.8%
Class C           N/A        N/A            N/A             1.3%

Past performance is not indicative of future results. Principal and investment return will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

1Source: Prudential Mutual Fund Management Inc. and Lipper Analytical Services, Inc. The cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges. The Series charges a maximum front-end sales load of 3% for Class A shares. Class B shares are subject to a contingent deferred sales charge of 5%, 4%, 3%, 2%, 1% and 1% for six years. Class C shares have a 1% CDSC for one year. Class B shares will automatically convert to Class A shares on a quarterly basis, after approximately seven years.

2Inception dates: 1/22/90 Class A; 10/4/84, Class B; 8/1/94 Class C.

3Lipper average returns are for 32 funds for six months, 29 funds for one year, 16 funds for five years, 3 funds for 10 years, and 3 funds since inception of Class B shares on 10/4/84.

Our Objective.

The Series seeks maximum income exempt from Minnesota state and federal income taxes consistent with preservation of principal. Certain taxpayers may be subject to the federal alternative minimum tax, however. The Series will invest primarily in Minnesota state, municipal and local government obligations and obligations of U.S. territories (such as Puerto Rico, the U.S. Virgin Islands and Guam), the income from which is also exempt from federal and Minnesota state income taxes.

(GRAPH)

On the Hill...

In 1995, Congress will most likely consider an initiative that would restore full income tax deductibility for individual retirement account
(IRA) contributions for middle-income wage earners. In addition, Congress may also consider the creation of a new tax-deferred savings account called the "American Dream
Savings Account." Prudential Mutual Funds supports both of these proposals, and we urge you to share your opinion with your Congressional representatives. We will keep you updated on these initiatives as they make their way through the legislative process.

New Year Opens With Bond Rally.

What a difference six months can make! When we last reported to you, the tax-exempt bond market was in turmoil because interest rates were rising sharply, and prices (which move in the opposite direction of interest rates) were falling sharply.

Volatility escalated last year when the Federal Reserve started to increase short-term interest rates in a pre-emptive strike against inflation. By November, after the Federal Reserve's sixth increase in the federal funds rate (the interbank overnight lending rate), investors began to believe that the economy was showing signs of slowing. As a result, long-term interest rates in the tax-exempt bond market started to fall.

Long-term rates fell dramatically, and have continued to do so even though the Federal Reserve raised short-term rates again on February 1, 1995.
In fact, on March 2, the Bond Buyer's Revenue Bond Index sank to 6.3% -- its lowest since last June. That's more than a full percentage point below its 1994 high -- 7.4% recorded on November 17, 1994.

What We Did As Interest Rates Moved.

During this period of fluctuation, the Series sought to stabilize asset values by maintaining a balance between bonds with higher coupons and those with lower coupons, sometimes called premium and discount bonds.
The higher yielding premium bonds help cushion the impact of rising interest rates while the lower coupon or discount bonds offer price appreciation potential when interest rates decline.The Series took advantage of last year's lower bond prices by increasing its holdings in pre-refunded bonds to nearly 23% of assets, up from 17% six months ago. In addition, to increase its yield, the Series has purchased undervalued utility bonds, raising their share of assets to 17% from 13%, while selling health care and education bonds.

Smaller Supply Supports Market, Too.

The tax-exempt municipal bond market has also been helped recently by a scarcity of new supply. Last year's higher interest rates made many issuers reluctant to borrow money. In fact, the Revenue Bond Index rose dramatically to 6.9% from 5.5% -- nearly one and a half percentage points. As a result, the level of new bonds issued nationwide fell by 44% and in Minnesota by 52%.

A Tax Reminder...

As a result of the Revenue Reconciliation Act of 1993, it is possible that this year you may have some taxable income from your normally tax-exempt municipal bond fund. The law stipulates that the portion of any gain realized on the sale or retirement of a tax-exempt bond purchased at a market discount to its face value may be taxed as ordinary income. The law affects bonds purchased after April 30, 1993.

Minnesota:  Stable Economic Growth.

Over the past decade, Minnesota's economy has performed better than that of the Great Plains Region as well as the nation in terms of income and employment. The state's economy is well diversified among manufacturing, services, agriculture and housing. Its unemployment rate was 3.1% in November, two full percentage points lower than the national average of 5.3%.

The state generally operates with a long-term fiscal planning horizon, so it avoids structural deficits. The budget is balanced and includes a cash reserve of $500 million. No tax increases were approved in 1994. The state's fiscally conservative governor has pledged to avoid new taxes in the future. Minnesota enjoys an excellent credit rating.

The Outlook.

Tax-exempt municipal bonds have rallied substantially this winter. In fact, the Lehman Brothers Municipal Bond Index has increased 2.8% over the last six months. That is a substantial relief to investors who weathered sharply rising interest rates and falling bond prices in 1994.

We believe long-term interest rates will stabilize in the year ahead, as investors continue to gain confidence that the Federal Reserve is satisfied that it has inflation under control. In addition, we expect the supply of tax-exempt municipals to continue to contract, which should also provide an additional reward to investors by supporting prices.

As always, it is a pleasure to work for you. We thank you for remaining with the Prudential Municipal Series Fund -- Minnesota Series through a most difficult 1994. We appreciate the confidence you have shown in us.

Fund Update

Starting in February 1995, Class B shareholders may have begun to notice a change in their Fund holdings. That's when Class B shares began to automatically convert to Class A shares, on a quarterly basis, approximately seven years after purchase. As you may know, Class A shares generally carry lower annual distribution expenses than Class B shares. Accordingly, after conversion you will earn higher total returns on your investment than you would have as a Class B shareholder.

Following the May cycle, conversions of eligible
Class B shares and special exchanges of Class B and C shares will take place each calendar quarter
(March, June, September and December) starting in
September 1995.


Sincerely,

Lawrence C. McQuade
President

Carla Wrocklage
Portfolio Manager

PORTFOLIO                                             Q&A

                                                      (PICTURE)
                                                      Dennis Bushe

Many investors avoided bond funds in the past year, fearing that rising interest rates would erode their returns and add volatility to their investment portfolio. If you are contemplating putting cash into the bond market -- in taxable or tax-exempt securities -- you might want to consider some of the following points. We talked with Prudential Mutual Funds chief fixed income strategist Dennis Bushe about why bonds and bond mutual funds may make sense in today's investment environment.

Q. Why are bonds an attractive buy right now?

A. First, bond prices corrected in 1994, which put interest rates at very attractive levels in 1995. Second, real rates of return (the interest rate minus the inflation rate) are still very high historically. According to Ibbotson Associates, a nationally recognized investment analysis firm, the annual inflation-adjusted return on bonds from 1926 to 1994 was between 2.5% and 3.0%. Today's investors receive over 4.5% in total inflation-adjusted, annualized total return. Of course, these numbers are just for illustration, but they show how much higher interest rates improve bond total returns when inflation is only 2.7%, as measured by the Consumer Price Index. And beating inflation is one primary goal of long-term investing.

Q. Why buy a bond fund instead of an individual bond?

A. One of the biggest risks to bond investing is credit quality. Of course you can avoid virtually all credit risk in a government bond fund, but some investors need higher income than Uncle Sam provides. Bond funds help manage both this risk, and that may be especially important in 1995. First of all, if the U.S. economy is beginning to slow down, as many economists believe, then credit quality is a concern. A credit team becomes very valuable, carefully selecting bonds in different sectors and industries for bond portfolios. In addition, few individual investors have the resources or clout to continually monitor companies, unearth possible credit problems before they surface, and negotiate favorable terms with troubled issuers -- a bond fund does. Finally, the diversification of a bond fund may help investors avoid wide price swings if one holding does experience financial difficulties.

PRUDENTIAL MUNICIPAL SERIES FUND                    Portfolio of Investments
MINNESOTA SERIES                               February 28, 1995 (Unaudited)

              Principal
  Moody's      Amount                                   Value
   Rating       (000)           Description (a)       (Note 1)
                            LONG-TERM INVESTMENTS--97.9%
                            Anoka Hennepin Indpt.
                              Sch. Dist., No. 11,
                              Ser. C,
                            Zero Coupon, 2/1/12,
Aaa            $  1,575       C.G.I.C..............  $   575,285
                            Breckenridge Hosp.
                              Facs. Rev.,
                              Franciscan Sisters
                              Healthcare,
A-*                 800D    9.375%, 9/1/17, Ser.
                              B1...................      900,536
                            Dakota Cnty. Hsg. &
                              Redev. Auth.,
                              Burnsville & Inner
                              Grove, Sngl. Fam.
                              Mtge.,
Aaa                  10     9.375%, 5/1/18,
                              F.G.I.C..............       10,739
                            Metropolitan Council of Minneapolis,
                            Hubert H. Humphrey Metrodome,
A                   500     6.00%, 10/1/09.........      505,410
                            St. Paul Met. Area,
Aaa                 750     6.25%, 12/1/06, Ser.
                              A....................      785,190
Aaa                 500     6.75%, 9/1/10, Ser.
                              D....................      527,405
                            Minneapolis Cmnty. Dev.
                              Agcy.,
                              St. Paul Hsg. &
                              Redev. Auth. Rev.,
Aa                   10     9.875%, 12/1/15........       10,399
                            Tax Increment Rev.,
                              M.B.I.A.,
Aaa                 750     Zero Coupon, 9/1/01....      531,892
Aaa               1,000     Zero Coupon, 3/1/06....      542,110
Aaa               1,000     Zero Coupon, 9/1/07....      493,290
                            Minneapolis Hosp. Rev.,
                              Lifespan Inc., Ser.
                              B,
A1                  820D    8.70%, 12/1/02.........      915,989
A                   800     8.125%, 8/1/17.........      882,456
                            Minneapolis-St. Paul
                              Hsg. Fin.
                              Brd. Rev., Sngl. Fam.
                              Mtge.,
AAA*                920     7.30%, 8/1/31,
                              G.N.M.A..............      958,631
                            Minneapolis-St. Paul
                              Met. Arpts.,
Aaa               1,000     7.80%, 1/1/14, Ser.
                              7....................    1,096,990
                            Minnesota Pub. Facs.
                              Auth.,
                              Wtr. Poll. Ctrl.
                              Rev.,
Aa+*                500     6.90%, 3/1/03, Ser.
                              A....................      546,865
Aa+*                650     7.00%, 3/1/09..........      698,750
                            Minnesota St., Gen.
                              Oblig.,
Aa1            $    500     6.00%, 10/1/13.........  $   504,315
                            Minnesota St. Higher
                              Ed. Facs. Auth. Rev.,
                              Macalester Coll.,
Aa                  500     6.40%, 3/1/22..........      506,740
                            St. Mary's Coll.,
Baa                 625     6.10%, 10/1/16.........      594,075
                            Univ. of St. Thomas,
A1                  300     5.60%, 9/1/14..........      282,042
                            Northern Mun. Pwr.
                              Agcy.,
                              Elec. Sys. Rev.,
A                   370     7.25%, 1/1/16, Ser.
                              A....................      389,817
                            5.50%, 1/1/18, Ser. B,
Aaa                 750       A.M.B.A.C............      716,175
                            Northfield Coll. Fac.
                              Rev.,
                              St. Olaf Coll.,
A                   370     6.30%, 10/1/12.........      379,061
                            Ramsey Cnty., Gen.
                              Oblig.,
Aaa                 500     7.25%, 2/1/04..........      530,960
                            Robbinsdale Hosp. Rev.,
                              North Memorial Med.
                              Ctr.,
                            5.55%, 5/15/19,
Aaa               1,000       A.M.B.A.C............      935,550
                            Rochester Hlth. Care
                              Facs.
                              Rev., Mayo Med. Ctr.,
NR                  500D    8.30%, 11/15/07, Ser.
                              A....................      559,445
                            Science Museum,
                              St. Paul, Cert. of
                              Part.,
AAA*              1,215D    7.50%, 12/15/01........    1,317,227
                            Southern Mun. Pwr.
                              Agcy. Pwr. Supply
                              Sys. Rev.,
Aaa                 195D    5.50%, 1/1/15..........      183,977
                            5.50%, 1/1/15, Ser. B,
Aaa                 305       A.M.B.A.C............      293,571
                            Zero Coupon, 1/1/20,
Aaa               3,250       Ser. A, M.B.I.A......      719,973
                            St. Louis Park Hosp.
                              Rev.,
                              Methodist Hosp., Ser.
                              C,
                            7.25%, 7/1/18,
Aaa                 800D/@    A.M.B.A.C............      890,488

                                      -6-     See Notes to Financial Statements.

PRUDENTIAL MUNICIPAL SERIES FUND
MINNESOTA SERIES

              Principal
  Moody's      Amount                                  Value
   Rating       (000)          Description (a)        (Note 1)
                            St. Paul Hsg. & Redev.
                              Auth.,
                              Ramsey Med. Ctr.
                              Proj.,
                            5.55%, 5/15/23,
Aaa            $    500       A.M.B.A.C............  $   461,565
                            Tax Increment Rev.,
Aaa               1,000     5.25%, 9/1/05,
                              A.M.B.A.C............      983,350
                            St. Paul Port Auth.,
                              Energy Park Tax
                              Increment Rev.,
Baa                 820D    8.00%, 12/1/07.........      918,105
                            Univ. of Minnesota
                              Rev.,
A1                1,000     6.00%, 2/1/11, Ser.
                              A....................    1,018,470
                            Western Mun. Pwr.
                              Agcy.,
                              Supply Rev.,
A1                  500     5.50%, 1/1/15, Ser.
                              A....................      468,430
                                                     -----------
                            Total long-term
                              investments
                            (cost $21,138,576).....   22,635,273
                                                     -----------
                            SHORT-TERM INVESTMENTS--0.9%
                            Beltrami Cnty. Environ.
                              Ctl. Rev.,
                            Northwood Panel Brd.
                              Prog.,
A-1*                200     3.90%, 3/1/95, F.R.D.D.
                              (cost $200,000)......      200,000
                                                     -----------
                            Total Investments--98.8%
                            (cost $21,338,576; Note
                              4)...................   22,835,273
                            Other assets in excess
                              of
                              liabilities--1.2%....      284,221
                                                     -----------
                            Net Assets--100%.......  $23,119,494
                                                     -----------
                                                     -----------

(a) The following abbreviations are used in portfolio descriptions:
     A.M.B.A.C.--American Municipal Bond Assurance Corporation.
     C.G.I.C.--Capital Guaranty Insurance Company.
     F.G.I.C.--Financial Guaranty Insurance Company.
     F.R.D.D.--Floating Rate (Daily) Demand Note#.
     G.N.M.A.--Government National Mortgage Association.
     M.B.I.A.--Municipal Bond Insurance Association.
   # For purposes of amortized cost valuation, the
     maturity date of such securities is considered to
     be the later of the next date on which the
     security can be redeemed at par or the next date
     on which the rate of interest is adjusted.
   D Prerefunded issues are secured by escrowed cash
     and/or direct U.S. guaranteed obligations.
   @ Pledged as initial margin on financial futures
     contracts.
   * Standard & Poor's rating.
NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.
                                      -7-     See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Statement of Assets and Liabilities
 (Unaudited)

Assets                                                                                    February 28, 1995
                                                                                          -----------------
Investments, at value (cost $21,338,576)...............................................      $22,835,273
Interest receivable....................................................................          360,850
Other assets...........................................................................              619
                                                                                          -----------------
  Total assets.........................................................................       23,196,742
                                                                                          -----------------
Liabilities
Payable for Series shares reacquired...................................................           25,310
Accrued expenses.......................................................................           14,008
Bank overdraft.........................................................................           13,943
Management fee payable.................................................................            7,935
Dividends payable......................................................................            6,385
Distribution fee payable...............................................................            6,331
Due to broker - variation margin.......................................................            2,036
Deferred trustee's fees................................................................            1,300
                                                                                          -----------------
  Total liabilities....................................................................           77,248
                                                                                          -----------------
Net Assets.............................................................................      $23,119,494
                                                                                          -----------------
                                                                                          -----------------
Net assets were comprised of:
  Shares of beneficial interest, at par................................................      $    20,101
  Paid-in capital in excess of par.....................................................       22,182,127
                                                                                          -----------------
                                                                                              22,202,228
  Accumulated net realized loss on investments.........................................         (550,525)
  Net unrealized appreciation on investments...........................................        1,467,791
                                                                                          -----------------
  Net assets, February 28, 1995........................................................      $23,119,494
                                                                                          -----------------
                                                                                          -----------------
Class A:
  Net asset value and redemption price per share
    ($10,103,796 / 878,428 shares of beneficial interest issued and outstanding).......           $11.50
  Maximum sales charge (3.0% of offering price)........................................              .36
                                                                                          -----------------
  Maximum offering price to public.....................................................           $11.86
                                                                                          -----------------
                                                                                          -----------------
Class B:
  Net asset value, offering price and redemption price per share
    ($13,015,396 / 1,131,681 shares of beneficial interest issued and outstanding).....           $11.50
                                                                                          -----------------
                                                                                          -----------------
Class C:
  Net asset value, offering price and redemption price per share
    ($301.65 / 26.23 shares of beneficial interest issued and outstanding).............           $11.50
                                                                                          -----------------
                                                                                          -----------------

See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Statement of Operations
 (Unaudited)

                                            Six Months
                                              Ended
                                           February 28,
Net Investment Income                          1995
                                           ------------
Income
  Interest..............................    $   772,349
                                           ------------
Expenses
  Management fee, net of waiver of
  $1,846................................         56,800
  Distribution fee--Class A.............          1,074
  Distribution fee--Class B.............         53,307
  Custodian's fees and expenses.........         34,000
  Transfer agent's fees and expenses....         15,900
  Registration fees.....................         14,800
  Reports to shareholders...............         13,900
  Audit fee.............................          5,300
  Legal fees............................          5,000
  Trustees' fees........................          1,600
  Miscellaneous.........................            408
                                           ------------
    Total expenses......................        202,089
                                           ------------
Net investment income...................        570,260
                                           ------------
Realized and Unrealized
Gain (Loss) on Investments
Net realized loss on:
  Investment transactions...............       (479,810)
  Financial futures transactions........        (39,813)
                                           ------------
                                               (519,623)
                                           ------------
Net change in unrealized appreciation
  on:
  Investments...........................        407,828
  Financial futures contracts...........         (8,219)
                                           ------------
                                                399,609
                                           ------------
Net loss on investments.................       (120,014)
                                           ------------
Net Increase in Net Assets
Resulting from Operations...............    $   450,246
                                           ------------
                                           ------------

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Statement of Changes in Net Assets
 (Unaudited)

                              Six Months
                                Ended         Year Ended
Increase (Decrease)          February 28,     August 31,
in Net Assets                    1995            1994
                             ------------    ------------
Operations
  Net investment income....  $    570,260    $  1,216,366
  Net realized gain (loss)
    on investment
    transactions...........      (519,623)        193,802
  Net change in unrealized
    appreciation on
    investments............       399,609      (1,803,545)
                             ------------    ------------
  Net increase (decrease)
    in net
    assets resulting from
    operations.............       450,246        (393,377)
                             ------------    ------------
Dividends and distributions (Note 1)
  Dividends from net
    investment income
    Class A................       (58,660)        (57,132)
    Class B................      (511,595)     (1,159,234)
    Class C................            (5)             --
                             ------------    ------------
                                 (570,260)     (1,216,366)
                             ------------    ------------
  Distributions from net
    realized gains
    Class A................        (3,744)         (6,669)
    Class B................       (82,924)       (189,576)
    Class C................            (1)             --
                             ------------    ------------
                                  (86,669)       (196,245)
                             ------------    ------------
Series share transactions
  (net of conversion) (Note
  5)
  Net proceeds from shares
    subscribed.............       419,862       3,930,513
  Net asset value of shares
    issued in reinvestment
    of dividends and
    distributions..........       436,738         949,351
  Cost of shares
  reacquired...............    (3,306,413)     (4,757,735)
                             ------------    ------------
  Net increase (decrease)
    in net assets from
    Series share
    transactions...........    (2,449,813)        122,129
                             ------------    ------------
Total decrease.............    (2,656,496)     (1,683,859)
Net Assets
Beginning of period........    25,775,990      27,459,849
                             ------------    ------------
End of period..............  $ 23,119,494    $ 25,775,990
                             ------------    ------------
                             ------------    ------------

See Notes to Financial Statements.        See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Notes to Financial Statements
 (Unaudited)
   Prudential Municipal Series Fund (the "Fund") is registered under the Investment Company Act of 1940 as an open-end investment company. The Fund was organized as a Massachusetts business trust on May 18, 1984 and consists of seventeen series. The monies of each series are invested in separate, independently managed portfolios. The Minnesota Series (the "Series") commenced investment operations in October, 1984. The Series is diversified and seeks to achieve its investment objective of obtaining the maximum amount of income exempt from federal and applicable state income taxes with the minimum of risk by investing in "investment grade" tax-exempt securities whose ratings are within the four highest ratings categories by a nationally recognized statistical rating organization or, if not rated, are of comparable quality. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by economic developments in a specific state, industry or region.

Note 1. Accounting            The following is a summary
Policies                      of significant accounting poli-
                              cies followed by the Fund and the Series in the
preparation of its financial statements.
Securities Valuations: The Series values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Trustees.
   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.
   All securities are valued as of 4:15 P.M., New York time.
Financial Futures Contracts: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Series is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Series each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain(loss) on financial futures contracts.
   The Series invests in financial futures contracts in order to hedge its existing portfolio securities or securities the Series intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Series may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.
Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. The Series amortizes premiums and original issue discount paid on purchases of portfolio securities as adjustments to interest income.
   Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day. Federal Income Taxes: For federal income tax purposes, each series in the Fund is treated as a separate taxpaying entity. It is the intent of the Series to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to shareholders. For this reason and because substantially all of the Series' gross income consists of tax-exempt interest, no federal income tax provision is required.
Dividends and Distributions: The Series declares daily dividends from net investment income. Payment of dividends are made monthly. Distributions of net capital gains, if any, are made annually.
                                      -10-

   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

Note 2. Agreements            The Fund has a management
                              agreement with Prudential Mutual Fund Management,
Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers and employees of the Fund, and occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.
   The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the average daily net assets of the Series. Effective January 1, 1995, PMF has agreed to waive a portion (.05 of 1% of the Series' average daily net assets) of its management fee, which amounted to $1,846. The Series is not required to reimburse PMF for such waiver.
   The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution, (the "Class A, B and C Plans") regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.
   Pursuant to the Class A, B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the six months ended February 28, 1995.
   PMFD has advised the Series that it has received approximately $600 in front-end sales charges resulting from sales of Class A shares during the six months ended February 28, 1995. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.
   PSI has advised the Series that for the six months ended February 28, 1995, it received approximately $30,000 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.
   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. ("PMFS"), a
with Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent and
during the six months ended February 28, 1995, the Series incurred fees of approximately $11,000 for the services of PMFS. As of February 28, 1995, approximately $2,000 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             Purchases and sales of port-
Securities                    folio securities of the Series,
                              excluding short-term investments, for the six
months ended February 28, 1995, were $1,619,204 and $4,185,464, respectively.
   At February 28, 1995 the Series sold 50 financial futures contracts on the Municipal Bond Index expiring in March, 1995. The value at disposition of such contracts was $424,531. The value of such contracts on February 28, 1995 was $453,437, thereby resulting in an unrealized loss of $28,906.
   The cost basis of investments for federal income tax purposes at February 28, 1995 was substantially the same as the basis for financial reporting purposes and, accordingly, net unrealized appreciation of investments for federal income tax purposes was $1,496,697 (gross unrealized appreciation--$1,565,988; gross unrealized depreciation--$69,291).

Note 5. Capital               The Series currently offers
                              Class A, Class B and Class C shares. Class A
shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Commencing in February 1995, Class B shares automatically convert to Class A shares on a quarterly basis approximately seven years after purchase.
   The Fund has authorized an unlimited number of shares of beneficial interest of each class at $.01 par value per share.
                                      -11-

   Transactions in shares of beneficial interest for the six months ended February 28, 1995 and the fiscal year ended August 31, 1994 were as follows:

Class A                              Shares            Amount
                                   -------------    ------------
Six months ended February 28,
  1995:
Shares sold.....................         5,856      $     66,445
Shares issued in reinvestment of
  dividends and distributions...         3,962            44,709
Shares reacquired...............       (37,716)         (424,517)
                                   -------------    ------------
Net decrease in shares
  outstanding
  before conversion.............       (27,898)         (313,363)
Shares issued upon conversion
  from Class B..................       794,998         9,015,275
                                   -------------    ------------
Net increase in shares
  outstanding...................       767,100      $  8,701,912
                                   -------------    ------------
                                   -------------    ------------
Year ended August 31, 1994:
Shares sold.....................        57,307      $    690,269
Shares issued in reinvestment of
  dividends and distributions...         4,480            53,440
Shares reacquired...............       (23,024)         (272,744)
                                   -------------    ------------
Net increase in shares
  outstanding...................        38,763      $    470,965
                                   -------------    ------------
                                   -------------    ------------
Class B                               Shares           Amount
                                   -------------    ------------
Six months ended February 28,
  1995:
Shares sold.....................        31,394      $    353,317
Shares issued in reinvestment of
  dividends and distributions...        35,250           392,029
Shares reacquired...............      (258,707)       (2,881,896)
                                   -------------    ------------
Net decrease in shares
  outstanding
  before conversion.............      (192,063)       (2,136,550)
Shares reacquired upon
  conversion into Class A.......      (794,998)       (9,015,275)
                                   -------------    ------------
Net decrease in shares
  outstanding...................      (987,061)     $(11,151,825)
                                   -------------    ------------
                                   -------------    ------------
Year ended August 31, 1994:
Shares sold.....................       267,959      $  3,240,044
Shares issued in reinvestment of
  dividends and distributions...        74,796           895,911
Shares reacquired...............      (378,895)       (4,484,991)
                                   -------------    ------------
Net decrease in shares
  outstanding...................       (36,140)     $   (349,036)
                                   -------------    ------------
                                   -------------    ------------
Class C
Six months ended February 28,
  1995:
Shares sold.....................             9      $        100
                                   -------------    ------------
                                   -------------    ------------
August 1, 1994* through
  August 31, 1994:
Shares sold.....................            17      $        200
                                   -------------    ------------
                                   -------------    ------------
---------------
* Commencement of offering of Class C shares.

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Financial Highlights
 (Unaudited)

                                                                           Class A
                                          -------------------------------------------------------------------------
                                              Six                                                      January 22,
                                             Months                                                       1990D
                                             Ended                  Year Ended August 31,                Through
                                          February 28,     ---------------------------------------      August 31,
                                              1995          1994       1993       1992       1991          1990
                                          ------------     ------     ------     ------     ------     ------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period...     $  11.56       $12.33     $11.78     $11.40     $10.98       $  11.14
                                          ------------     ------     ------     ------     ------     ------------
Income from investment operations:
Net investment income..................          .29DD        .58        .62        .66        .64            .39
Net realized and unrealized gain (loss)
  on investment transactions...........         (.02)        (.68)       .57        .38        .42           (.16)
                                          ------------     ------     ------     ------     ------     ------------
  Total from investment operations.....          .27         (.10)      1.19       1.04       1.06            .23
                                          ------------     ------     ------     ------     ------     ------------
Less distributions
Dividends from net investment
  income...............................         (.29)        (.58)      (.62)      (.66)      (.64)          (.39)
Distributions from net realized
  gains................................         (.04)        (.09)      (.02)        --         --             --
                                          ------------     ------     ------     ------     ------     ------------
  Total distributions..................         (.33)        (.67)      (.64)      (.66)      (.64)          (.39)
                                          ------------     ------     ------     ------     ------     ------------
Net asset value, end of period.........     $  11.50       $11.56     $12.33     $11.78     $11.40       $  10.98
                                          ------------     ------     ------     ------     ------     ------------
                                          ------------     ------     ------     ------     ------     ------------
TOTAL RETURN#:.........................         2.16%       (0.87)%    10.45%      9.38%      9.93%          2.00%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)........     $ 10,104       $1,287       $894       $402       $229           $130
Average net assets (000)...............     $  2,165       $1,179       $616       $291       $202            $87
Ratios to average net assets:
  Expenses, including distribution
    fees...............................         1.35%*/DD    1.25%      1.29%      1.22%      1.41%          1.46%*
  Expenses, excluding distribution
    fees...............................         1.25%*/DD    1.15%      1.19%      1.11%      1.31%          1.33%*
  Net investment income................         5.22%*/DD    4.84%      5.15%      5.69%      5.73%          5.80%*
Portfolio turnover.....................            7%          21%        27%        32%        56%            30%

---------------
   * Annualized.
   D Commencement of offering of Class A shares.
  DD Net of fee waiver.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total return for periods of less than one full year are not annualized.

See Notes to Financial Statements.

 PRUDENTIAL MUNICIPAL SERIES FUND
 MINNESOTA SERIES
 Financial Highlights
 (Unaudited)

                                                                          Class B

                                          ------------------------------------------------------------------------
                                              Six
                                             Months
                                             Ended                          Year Ended August 31,
                                          February 28,     -------------------------------------------------------
                                              1995          1994        1993        1992        1991        1990
                                          ------------     -------     -------     -------     -------     -------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period...     $  11.56       $ 12.33     $ 11.78     $ 11.41     $ 10.98     $ 11.14
                                          ------------     -------     -------     -------     -------     -------
Income from investment operations:
Net investment income..................          .27DD         .53         .58         .61         .60         .62
Net realized and unrealized gain (loss)
  on investment transactions...........         (.02)         (.68)        .57         .37         .43        (.16)
                                          ------------     -------     -------     -------     -------     -------
  Total from investment operations.....          .25          (.15)       1.15         .98        1.03         .46
                                          ------------     -------     -------     -------     -------     -------
Less distributions
Dividends from net investment
  income...............................         (.27)         (.53)       (.58)       (.61)       (.60)       (.62)
Distributions from net realized
  gains................................         (.04)         (.09)       (.02)         --          --          --
                                          ------------     -------     -------     -------     -------     -------
  Total distributions..................         (.31)         (.62)       (.60)       (.61)       (.60)       (.62)
                                          ------------     -------     -------     -------     -------     -------
Net asset value, end of period.........     $  11.50       $ 11.56     $ 12.33     $ 11.78     $ 11.41     $ 10.98
                                          ------------     -------     -------     -------     -------     -------
                                          ------------     -------     -------     -------     -------     -------
TOTAL RETURN#:.........................         1.97%        (1.26)%      9.99%       8.83%       9.64%       4.20%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)........     $ 13,015       $24,489     $26,565     $24,746     $23,600     $24,080
Average net assets (000)...............     $ 21,499       $26,113     $25,387     $24,038     $23,997     $23,558
Ratios to average net assets:
  Expenses, including distribution
    fees...............................         1.75%*/DD     1.65%       1.69%       1.62%       1.81%       1.78%
  Expenses, excluding distribution
    fees...............................         1.25%*/DD     1.15%       1.19%       1.12%       1.31%       1.28%
  Net investment income................         4.82%*/DD     4.44%       4.75%       5.29%       5.33%       5.49%
Portfolio turnover.....................            7%           21%         27%         32%         56%         30%


                                                Class C
                                              -----------
                                                  Six           August 1,
                                                 Months           1994D
                                                 Ended           Through
                                              February 28,      August 31,
                                                  1995             1994
                                                 ------        ----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period...          $11.56          $11.63
                                                 ------        ----------
Income from investment operations:
Net investment income..................             .24DD           .04
Net realized and unrealized gain (loss)
  on investment transactions...........            (.02)           (.07)
                                                 ------        ----------
  Total from investment operations.....             .22            (.03)
                                                 ------        ----------
Less distributions
Dividends from net investment
  income...............................            (.24)           (.04)
Distributions from net realized
  gains................................            (.04)             --
                                                 ------        ----------
  Total distributions..................            (.28)           (.04)
                                                 ------        ----------
Net asset value, end of period.........          $11.50          $11.56
                                                 ------        ----------
                                                 ------        ----------
TOTAL RETURN#:.........................            1.76%           (.38)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)........            $302@           $199@
Average net assets (000)...............            $198@           $200@
Ratios to average net assets:
  Expenses, including distribution
    fees...............................            2.00%/DD        2.15%*
  Expenses, excluding distribution
    fees...............................            1.25%*/DD       1.40%*
  Net investment income................            4.57%*DD        3.86%*
Portfolio turnover.....................               7%             21%

---------------
   * Annualized.
   D Commencement of offering of Class C shares.
  DD Net of fee waiver.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total return for periods of less than one full year are not annualized.
   @ Figures are actual and not rounded to nearest thousand.

See Notes to Financial Statements.
                                      -14-

Trustees
Edward D. Beach
Eugene C. Dorsey
Delayne Dedrick Gold
Harry A. Jacobs, Jr.
Lawrence C. McQuade
Thomas T. Mooney
Thomas H. O'Brien
Richard A. Redeker
Nancy H. Teeters

Officers
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary
Ronald Amblard, Assistant Secretary
Deborah A. Docs, Assistant Secretary

Manager
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

Investment Adviser
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

Distributors
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

Custodian
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

Transfer Agent
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

Independent Accountants
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Legal Counsel
Gardner, Carton & Douglas
Quaker Tower
321 North Clark Street
Chicago, IL 60610-4795

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292
Toll Free (800) 225-1852, Collect (908) 417-7555

The accompanying financial statements as of February 28, 1995, were not audited and, accordingly, no opinion is expressed on them.

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

74435M697
74435M713                      MF121E2
74435M549     (LOGO)     Cat. #642188U

                                     PART C
                               OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

  As permitted by Section 17(h) and (i) of the Investment Company Act of 1940 (the 1940 Act) and pursuant to Article VII of the Fund's By-Laws (Exhibit 2 to the Registration Statement), officers, directors, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, director, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.
Section 2-418 of Maryland General Corporation Law permits indemnification of directors who acted in good faith and reasonably believed that the conduct was in the best interests of the Registrant. As permitted by Section 17(i) of the 1940 Act, pursuant to Section 10 of each Distribution Agreement (Exhibit 7 to the Registration Statement), each Distributor of the Registrant may be indemnified against liabilities which it may incur, except liabilities arising from bad faith, gross negligence, willful misfeasance or reckless disregard of duties.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

    The Registrant maintains an insurance policy insuring its officers and directors against liabilities, and certain costs of defending claims against such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers and directors under certain circumstances.

    Section 9 of the Management Agreement (Exhibit 6(a) to the Registration Statement) and Section 4 of the Subadvisory Agreement (Exhibit 6(b) to the Registration Statement) limit the liability of Prudential Mutual Fund Management, Inc. (PMF) and The Prudential Investment Corporation (PIC), respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

    The Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws and each Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretation of Sections 17(h) and 17(i) of such Act remain in effect and are consistently applied.

ITEM 16. EXHIBITS.

1. Articles of Restatement. Incorporated by reference to Exhibit No. 1 to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

2. By-Laws of the Registrant. Incorporated by reference to Exhibit No. 2 to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A filed via EDGAR on March 1, 1994 (File No. 2-66407).

4. Plan of Reorganization, filed herewith as Appendix B to the Prospectus and Proxy Statement.*

5. Instruments defining rights of shareholders. Incorporated by reference to Exhibits 1 and 2.

6. (a) Management Agreement, as amended, between the Registrant and Prudential Mutual Fund Management, Inc. Incorporated by reference to Exhibit No. 5(b) to Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A filed on February 27, 1990 (File No. 2-66407).

    (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation. Incorporated by reference to Exhibit No. 5(b) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed on February 24, 1989 (File No. 2-66407).

7. (a) Distribution Agreement for Class A shares. Incorporated by reference to Exhibit No. 6(b) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

    (b) Distribution Agreement for Class B shares. Incorporated by reference to Exhibit No. 6(c) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

    (c) Distribution Agreement for Class C shares. Incorporated by reference to Exhibit No. 6(d) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

9. Revised Custodian Contract between the Registrant and State Street Bank and Trust Company. Incorporated by reference to Exhibit No. 8(b) to Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A filed on February 28, 1991 (File No. 2-66407).

10. (a) Distribution and Service Plan for Class A shares. Incorporated by reference to Exhibit No. 15(a) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

    (b) Distribution  and  Service Plan  for  Class B  shares.  Incorporated  by reference to Exhibit No. 15(b) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

    (c) Distribution and Service Plan for Class C shares. Incorporated by reference to Exhibit No. 15(c) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).


11. Opinion and Consent of Counsel.*



12. Tax Opinions of Counsel.*


14. (a) Consent of Independent Accountants to Prudential National Municipals Fund, Inc.*

    (b) Consent of Independent Auditors to Prudential Municipal Series Fund.*

17. (a) Proxy.*


    (b) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act.*



    (c) Prospectus of the Registrant dated February 28, 1995.*



    (d) Annual reports to shareholders of Prudential Municipal Series Fund (Arizona Series, Georgia Series and Minnesota Series) for the fiscal year ended August 31, 1994, filed herewith in the Registrant's Statement of Additional Information.*



    (e) Statement of Additional Information of the Registrant dated February 28,
    1995,   filed  herewith   in  the   Registrant's  Statement   of  Additional
    Information.*



    (f) Semi-Annual report to shareholders of the Registrant for the six months ended June 30, 1995, filed herewith in the Registrant's Statement of Additional Information.*



    (g) President's Letter.*



    (h) Semi-annual reports to shareholders of Prudential Municipal Series Fund (Arizona, Georgia and Minnesota Series) for the six-months ended February
    28, 1995, filed herewith in the Registrant's Statement of Additional Information.*

------------------------

 *Filed herewith.


ITEM 17. UNDERTAKINGS.

  (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


    As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 15th day of September, 1995.


                              PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

                              By: /s/ Richard A. Redeker
                          ------------------------------------------------------
                              (RICHARD A. REDEKER, PRESIDENT)

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                         TITLE                                              DATE
------------------------------    ----------------------------------------    ------------------
/s/ Grace Torres                  Treasurer and Principal Financial and       September 15, 1995
------------------------------      Accounting Officer
   GRACE TORRES

/s/ Delayne D. Gold               Director                                    September 15, 1995
------------------------------
   DELAYNE D. GOLD

/s/ Arthur Hauspurg               Director                                    September 15, 1995
------------------------------
   ARTHUR HAUSPURG

/s/ Harry A. Jacobs, Jr.          Director                                    September 15, 1995
------------------------------
   HARRY A. JACOBS, JR.

/s/ Stephen P. Munn               Director                                    September 15, 1995
------------------------------
   STEPHEN P. MUNN

/s/ Richard A. Redeker            President and Director                      September 15, 1995
------------------------------
   RICHARD A. REDEKER

/s/ Louis A. Weil, III            Director                                    September 15, 1995
------------------------------
   LOUIS A. WEIL, III

                                 EXHIBIT INDEX
 EXHIBIT                                                                PAGE NO.
NUMBER
  1. Articles of Restatement. Incorporated by reference to Exhibit No. 1 to Post-Effective Amendment No. 23 to the Registration Statement on
     Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

  2. By-Laws of the Registrant. Incorporated by reference to Exhibit No. 2 to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A filed via EDGAR on March 1, 1994 (File No. 2-66407).

  4. Plan of Reorganization, filed herewith as Appendix B to the Prospectus and Proxy Statement.*

  5. Instruments defining rights of shareholders. Incorporated by reference to Exhibits 1 and 2.

  6. (a) Management Agreement, as amended, between the Registrant and Prudential Mutual Fund Management, Inc. Incorporated by reference to Exhibit No. 5(b) to Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A filed on February 27, 1990 (File No. 2-66407).

      (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation. Incorporated by reference to Exhibit No. 5(b) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed on February 24, 1989 (File No. 2-66407).

  7. (a) Distribution Agreement for Class A shares. Incorporated by reference to Exhibit No. 6(b) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

      (b) Distribution Agreement for Class B shares. Incorporated by reference to Exhibit No. 6(c) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

      (c) Distribution Agreement for Class C shares. Incorporated by reference to Exhibit No. 6(d) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

  9. Revised Custodian Contract between the Registrant and State Street Bank and Trust Company. Incorporated by reference to Exhibit No. 8(b) to Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A filed on February 28, 1991 (File No. 2-66407).

  10. (a) Distribution and Service Plan for Class A shares. Incorporated by reference to Exhibit No. 15(a) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

      (b) Distribution and Service Plan for Class B shares. Incorporated by reference to Exhibit No. 15(b) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

      (c) Distribution and Service Plan for Class C shares. Incorporated by reference to Exhibit No. 15(c) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).


  11. Opinion and Consent of Counsel.*



  12. Tax Opinions of Counsel.*


  14. (a) Consent of Independent Accountants to Prudential National Municipals Fund, Inc.*

      (b) Consent of Independent  Auditors to Prudential Municipal  Series
     Fund.*

  17. (a) Proxy.*


      (b) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act.*



      (c) Prospectus of the Registrant dated February 28, 1995.*



      (d) Annual reports to shareholders of Prudential Municipal Series Fund (Arizona Series, Georgia Series and Minnesota Series) for the fiscal year ended August 31, 1994, filed herewith in the Registrant's Statement of Additional Information.*



      (e) Statement of Additional Information of the Registrant dated February 28, 1995, filed herewith in the Registrant's Statement of Additional Information.*



      (f) Semi-Annual report to shareholders of the Registrant for the six months ended June 30, 1995, filed herewith in the Registrant's Statement of Additional Information.*



      (g) President's Letter.*



      (h) Semi-annual reports to shareholders of Prudential Municipal Series Fund (Arizona, Georgia and Minnesota Series) for the
     six-months ended February 28, 1995, filed herewith in the Registrant's Statement of Additional Information.*

  --------------------------------

   *Filed herewith.